As confidentially submitted to the Securities and Exchange Commission on June 5, 2026.

This Amendment No. 2 to the draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

ATTOVIA THERAPEUTICS, INC.

(Exact name of Registrant as specified in its charter)

Delaware	2836	92-1510574
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1091 Industrial Road, Suite 310

San Carlos, California 94070

(510) 399-5001

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Tao Fu

Chief Executive Officer

1091 Industrial Road, Suite 310

San Carlos, California 94070

(510) 399-5001

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Matthew Rossiter, Esq. Robert A. Freedman, Esq. Amanda Rose, Esq. Chelsea Anderson, Esq. Fenwick & West LLP One Front Street 32nd Floor San Francisco, California 94111 (415) 875-2300	Charles S. Kim, Esq. Kristin VanderPas, Esq. Denny Won, Esq. Dave Peinsipp Cooley LLP 10265 Science Center Drive San Diego, California 92121 (858) 550-6000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☒

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED     , 2026

    Shares

Common Stock

This is the initial public offering of shares of common stock of Attovia Therapeutics, Inc.

We are offering      shares of our common stock.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price will be between $     and $     per share. We intend to apply to list our common stock on the Nasdaq Global Market under the symbol “ATTO,” and this offering is contingent upon obtaining such approval.

We are an “emerging growth company” and a “smaller reporting company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced reporting requirements in this prospectus and may elect to do so in future filings.

Investing in our common stock involves a high degree of risk. See the section titled “Risk Factors” beginning on page 14 to read about factors you should consider before deciding to invest in shares of our common stock.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to Attovia Therapeutics, Inc.	$	$

(1)	See the section titled “Underwriters” for additional disclosure regarding the underwriting discounts and commissions and estimated offering expenses.

We have granted the underwriters an option for a period of 30 days to purchase up to an additional      shares of our common stock solely to cover over-allotments, if any.

The underwriters expect to deliver the shares of common stock to purchasers on     , 2026.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Morgan Stanley	Leerink Partners	Citigroup	RBC Capital Markets

LifeSci Capital

   , 2026

Through and including     , 2026 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We and the underwriters do not take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares of our common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or the time of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside of the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside of the United States.

i

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our audited consolidated financial statements and the related notes, our unaudited interim condensed consolidated financial statements and the related notes and the other information set forth under the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case included in this prospectus. Some of the statements in this prospectus constitute forward-looking statements that involve risks and uncertainties. See the section titled “Special Note Regarding Forward-Looking Statements” for additional information. Unless the context otherwise requires, we use the terms “Attovia Therapeutics, Inc.,” “Attovia,” the “Company,” “we,” “us” and “our” in this prospectus to refer to Attovia Therapeutics, Inc.

Overview

We are a clinical-stage biopharmaceutical company developing next-generation biotherapeutics for immune-mediated diseases with high unmet need. Our lead pipeline candidates target commercially validated pathways and are designed through our ATTOBODY biologics platform to deliver improved treatments relative to the current standards of care. Leveraging our ATTOBODY platform, we have nominated three product candidates within our first two years, including one currently in the clinic, ATTO-1310. ATTO-1310 is an ATTOBODY-based therapeutic targeting interleukin-31 (IL-31) that completed dosing in a Phase 1 clinical trial in healthy volunteers (HVs) and patients in the first quarter of 2026. ATTO-2306 is an ATTOBODY-based bispecific targeting interleukin-13 (IL-13) and IL-31 that is in investigational new drug (IND)-enabling studies, and we expect to commence a Phase 1 clinical trial in     . Lastly, ATTO-1091 is our trispecific ATTOBODY-based Fc fusion protein that is designed to block TL1A, IL-23 and integrin a4ß7 simultaneously, and is currently in IND-enabling studies.

All of our product candidates have been internally discovered using our ATTOBODY biparatopic biologics platform, which we have in-licensed from Alamar Biosciences, Inc. (Alamar). Our ATTOBODY platform uses an evolution-driven, high-throughput process which allows for rapid discovery and creation of a high diversity of potential product candidates. Our initial focus for ATTOBODIES has been to develop novel biotherapeutics targeting highly synergistic, clinically and commercially validated pathways where early data indicates the potential of our candidates to deliver next-generation treatments relative to the current standards of care. Our early-stage discovery efforts have further expanded our pipeline to additional complex biologics, including conditional “AND” gate bispecifics directed against novel targets, which are historically difficult to develop with conventional antibody technology.

ATTO-1310 is a novel ATTOBODY-based Fc-fusion protein therapeutic that inhibits IL-31 and is currently in a Phase 1 clinical trial in HVs and patients suffering from chronic pruritus and high-itch atopic dermatitis (AD). IL-31 is commonly known as the “itch cytokine” and is upregulated in a host of pruritic diseases. We plan to evaluate ATTO-1310 for the treatment of chronic pruritic diseases such as chronic pruritus of unknown origin (CPUO), high-itch AD, cholestatic pruritus in primary biliary cholangitis (PBC) and primary sclerosing cholangitis (PSC) and chronic kidney disease-associated pruritus (CKD-aP), also known as uremic pruritus, in subsequent clinical trials. Beyond individual diseases, we also intend to pursue a potential pan-pruritic disease regulatory development path for patients with elevated levels of IL-31. Our initial clinical data demonstrated that ATTO-1310 has been well tolerated with low immunogenicity and pharmacokinetic (PK) and target engagement data supporting the possibility of an extended dosing regimen in human patients. Initial data from our Phase 1b clinical trial of ATTO-1310 in patients with chronic pruritus and high-itch AD demonstrated that ATTO-1310 can induce rapid, deep itch relief in both populations and consistent lesion control for patients with high-itch AD. We believe ATTO-1310 has the potential to offer patients fast and deep itch relief, a favorable tolerability profile and convenient subcutaneous (SC) dosing once every three months.

ATTO-2306 is an ATTOBODY-based, half-life extended, immunoglobulin-G (IgG)-fusion protein therapeutic that inhibits IL-13 and IL-31. IL-13 and IL-31 reside in the only two clinically and commercially validated pathways in AD, and we believe that blocking them in a bispecific format offers a novel approach and a high likelihood of achieving differentiated treatment effect and extended dosing by avoiding the reverse dose-efficacy effect seen for IL-31Ra and the target-mediated drug disposition (TMDD) observed in treatments targeting IL-4Rα. We believe ATTO-2306 has the potential to provide a new standard of care for the treatment of AD and other immune-mediated skin diseases, such as chronic spontaneous urticaria (CSU) and prurigo nodularis (PN), by offering favorable lesion and itch control, as well as significantly improved convenience compared to currently available treatments. Independent third-party market research studies2 commissioned by us estimated that by 2035 AD will affect 21 million adults and 10 million pediatric patients in the United States, with approximately one-third of AD patients having moderate-to-severe disease. We expect to commence a Phase 1 clinical trial for ATTO-2306 in       .

ATTO-1091 is a trispecific ATTOBODY-based Fc-fusion protein therapeutic that inhibits TL1A, IL-23 and integrin α4ß7, and is currently undergoing IND-enabling studies. TL1A, IL-23 and integrin α4ß7 all play distinct roles in inflammatory bowel disease (IBD) pathophysiology, contributing to inflammation and fibrosis in the gut and intestinal tissue. We believe that ATTO-1091 has the potential to improve upon existing induction and maintenance therapies for IBD by inhibiting three clinically validated pathways with preserved binding affinity and potency of each individual arm in the trispecific format. We plan to initiate a Phase 1 clinical trial for ATTO-1091 in      , subject to IND clearance.

Our Pipeline

We are developing a pipeline of novel biotherapeutics for the treatment of immune-mediated diseases. Our first two product candidates for our immune-dermatology franchise, ATTO-1310 and ATTO-2306, have broad potential to treat patients suffering from pruritic and lesional diseases. Our third program, ATTO-1091, broadens our reach to other inflammatory diseases such as IBD, a therapeutic area with substantial unmet need.

Beyond the initial monospecific and multispecific applications of our ATTOBODY platform, we are exploring the development of therapeutics aimed at novel and exploratory targets and pursuing conditional “AND” gate and tetraspecific formats. A conditional “AND” gate bispecific is a molecule in which one of the arms engages its target and imparts its action only when the second arm binds to its target.

[2]	Based on reports we commissioned by LifeSci Consulting, an affiliate of LifeSci Capital LLC, in 2025 and 2026 (the LifeSci Reports).

Our ATTOBODY Platform and Discovery Capabilities

Our ATTOBODY platform is designed to create highly potent monospecifics, complex biologics, including multispecifics and conditional “AND” gated bispecifics, as well as other formats. ATTOBODY-based biologics are characterized by tunable affinity with the ability to achieve high potency, a high degree of modularity, precision design, infrequent dosing and robustness on par with IgG-based antibody biologics.

Each ATTOBODY consists of two heavy-chain antibody variable region domains (also known as VHHs or nanobodies) connected with a proprietary peptide-based linker, with the VHHs targeting two different epitopes on a target molecule in what is known as biparatopic binding. VHHs are a form of antibody naturally produced by camelids and other species, which can provide an attractive alternative to IgG-based biotherapeutics. The ATTOBODY platform uses an evolution-driven, high-throughput process to screen millions of combinations of VHHs simultaneously and allows us to select ATTOBODIES that are highly developable and conform to a desired set of precision design biologic properties.

ATTOBODIES against individual targets can be connected into complex biologics using a variety of scaffolds and formats without loss of activity or developability. To enable extended dosing intervals, we typically fuse ATTOBODIES to an Fc fragment-based scaffold using proprietary or standard linkers.

We believe that ATTOBODIES offer several key properties that make them ideal for the creation of differentiated multispecific medicines:

•

Tunable affinity with the option to achieve high potency, driven by the biparatopic mode of target binding, results in high achievable affinity directly from discovery screening, without the need for affinity maturation.

•

Precision design enables the discovery of ATTOBODIES that, for example, bind to specific epitopes on target molecules for target selectivity, spare desired biologic pathways such as decoy clearance mechanisms, or avoid known target-specific challenges such as aggregation.

•

Significant engineering potential with the ability to simultaneously connect multiple ATTOBODIES into multispecifics that retain the biological properties of each individual ATTOBODY with excellent developability.

•	Tunable half-life through ease of fusion to a variety of half-life extending fragments such as albumin-binding VHHs and Fc fragments or IgGs, with potential for infrequent dosing in patients.

•	Simple manufacturing using standard equipment and processes for making biologics.

We have completed over 15 successful ATTOBODY campaigns against a variety of target types including cytokines, cell surface molecules and multi-transmembrane proteins with a 100% success rate in discovering individual ATTOBODIES and complex biologics conforming to desirable characteristics in preclinical studies. Our preclinical discovery timelines are short, reflective of the robust nature of the platform; we have been able to nominate a development candidate within 12 months of commencing a preclinical discovery process and to submit an IND application within 2 years from commencing such preclinical discovery. The ATTOBODY format is now clinically validated through our clinical trial of ATTO-1310 in terms of benign safety, low immunogenicity, and ability to drive clinical responses.

ATTO-1310 for Chronic Pruritic Diseases

ATTO-1310 is a novel half-life extended anti-IL-31 ATTOBODY-based therapeutic currently in a Phase 1 clinical trial. We intend to develop ATTO-1310 for the treatment of chronic pruritic diseases such as CPUO, high-itch AD, cholestatic pruritus, and CKD-aP, with a long-term precision immunology-based clinical strategy. Our initial clinical data have demonstrated the potential for ATTO-1310 to achieve high efficacy and durability, offering the potential for fast and deep pruritic relief, a favorable tolerability profile, low immunogenicity and convenient quarterly SC dosing. We expect to initiate a Phase 2 clinical trial by      .

We believe that ATTO-1310 has the potential to be a favorable treatment option for CPUO, high-itch AD, cholestatic pruritus, CKD-aP and other pruritic indications. The molecule is designed for:

1.	Deep anti-pruritic responses;

2.	Fast pruritic relief;

3.	Favorable tolerability profile; and

4.	Up to quarterly maintenance subcutaneous dosing for patient convenience.

ATTO-1310 is currently being evaluated in a four-part, randomized, double-blinded, placebo-controlled Phase 1 clinical trial. Parts 1 and 2 of the trial, evaluating the tolerability, PK and immunogenicity of ATTO-1310 in HVs, have now been completed. Parts 3 and 4 of the trial, evaluating the tolerability, PK, immunogenicity, pharmacodynamic (PD), and efficacy of ATTO-1310 in patients suffering from high-itch AD or chronic pruritus are currently ongoing.

To date, ATTO-1310 has demonstrated a favorable tolerability profile across HVs and patients with chronic pruritus and high-itch AD, with predominantly Grade 1 or Grade 2 TEAEs and no treatment-related serious or severe adverse events (SAEs) observed. PK data demonstrated an approximately dose-proportional profile with good SC bioavailability, while immunogenicity remained low with no detected neutralizing anti-drug antibodies (ADAs).

We plan to focus the ongoing and future trials of ATTO-1310 on exploring the PD link between IL-31 levels, pruritus and efficacy of ATTO-1310 treatment. The body of evidence generated through these studies will potentially support a precision immunology, IL-31 biomarker-based clinical development strategy for ATTO-1310.

ATTO-2306 for AD and Other Inflammatory Diseases

ATTO-2306 is a novel half-life extended ATTOBODY-based biotherapeutic that inhibits both IL-13 and IL-31. We believe ATTO-2306 has the potential to establish a new standard of care for the treatment of AD and other immune-mediated skin diseases, such as CSU and PN, by offering favorable lesion and itch control, as well as significantly improved convenience compared to currently available biologic treatments. ATTO-2306 is a next-generation bispecific designed to improve upon one of our past product candidates, ATTO-3712. The key improvement of ATTO-2306 is its potential to deliver a significantly longer projected human half-life compared to ATTO-3712.

ATTO-2306 consists of two highly potent IL-31-targeted ATTOBODIES, which are connected to an anti-IL-13 IgG containing the M252Y/S254T/T256E (YTE) mutation for half-life extension, and the anti-IL-13 IgG was derived from lebrikizumab. The IL-31 targeting ATTOBODIES incorporated in ATTO-2306 use the same VHHs as those in ATTO-1310. We believe these shared elements will enable the findings from ATTO-1310 clinical trials, together with the existing ample body of evidence for anti-IL-13 antibodies, including evidence supporting half-life extension, to inform and accelerate the development of ATTO-2306.

ATTO-2306 has exhibited strong initial developability properties, and ability to develop a high-concentration SC formulation. We have conducted a preclinical program to better understand the potential of ATTO-2306. Through these studies, ATTO-2306 has demonstrated:

•	High potency compared to analogous molecules regardless of whether each arm was tested as a monospecific or bispecific;

•	Low projected risk of immunogenicity in humans; and

•	Long half-life, consistent with avoidance of TMDD compared to an IL-4Ra targeted therapeutic and the utilization of half-life extension technology.

IND-enabling studies for ATTO-2306 are currently ongoing. We anticipate commencing a Phase 1 clinical trial for ATTO-2306 in    .

ATTO-1091 for IBD

ATTO-1091 is a trispecific ATTOBODY-Fc fusion construct that binds to TL1A, IL-23 and integrin α4ß7 with binding properties optimized for all three targets. Similar to ATTO-1310, the Fc portion of ATTO-1091 has been engineered to harbor a YTE mutation.

IBD is a chronic immune-mediated condition characterized by persistent inflammation of the gastrointestinal tract. Two of the most common forms of IBD include ulcerative colitis (UC) and Crohn’s disease (CD), affecting more than 7 million people worldwide. In the United States, UC prevalence is estimated to be approximately 1.1 million individuals, and CD prevalence is estimated to be approximately 1.0 million individuals.

ATTO-1091 inhibits three distinct immune pathways, each of which has demonstrated a favorable safety profile in third-party clinical trials. As part of our design process, we carried out a dose range finding study in non-human primates (NHPs). There were no clinical safety observations and no histopathology findings in any of the animals in the study.

GMP manufacturing process development and GLP toxicology studies for ATTO-1091 are ongoing. We expect to commence a randomized, placebo-controlled Phase 1 clinical trial for ATTO-1091 in     .

Our Management Team and Investors

We were founded in 2023 to build a therapeutics company based on the potential of our ATTOBODY platform to discover and develop novel biologics targeting immune-mediated diseases. Our company was founded by a group of investors, including Alamar, with the goal of giving the ATTOBODY platform the dedicated attention and resources necessary to fully realize its potential for therapeutics. We are led by a proven management team with a strong track record of excellence, bringing decades of experience in drug discovery, development and company leadership through multiple therapeutic approvals and strategic transactions. Our management team brings and deploys deep understanding of disease biology to deliver potential complex biologic treatment options discovered through our ATTOBODY platform.

We have raised $255.8 million since our inception from leading life science investors with significant industry experience and expertise including certain of our current 5% or greater holders: Deep Track Capital, Frazier Life Sciences, Goldman Sachs Alternatives and venBio. Prospective investors should not rely on the past investment decisions of our investors, as our investors may have different risk tolerances and have received their shares in prior offerings at prices lower than the price offered to the public in this offering. In addition, some of these investors may not be subject to reporting requirements under Section 16 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and, thus, prospective investors may not necessarily know the total amount of investment by each of our existing investors and if and when our existing investors may decide to sell any of their shares. See the sections titled “Certain Relationships and Related Party Transactions” and “Principal Stockholders” for more information on prior purchases by and current holdings of these stockholders.

Our Strategy

We believe the future treatment of immune-mediated diseases will be defined by precisely engineered biologics capable of delivering both enhanced efficacy as well as improved durability and patient convenience.

Our strategy is to leverage our ATTOBODY platform to develop next-generation, precision-designed biologics with the potential to improve clinical outcomes while enabling infrequent SC dosing. We are pursuing this strategy through the following priorities:

•	Establish leadership in chronic pruritic diseases with ATTO-1310.

•	Advance ATTO-2306 as a differentiated therapy for inflammatory skin diseases.

•	Expand our pipeline of next-generation complex biologics.

•	Utilize strategic collaborations to extend platform reach and maximize value.

Summary of Risks Associated with Our Business

Our business is subject to a number of risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. These risks include, among others, the following:

•

We have a limited operating history, have not completed any clinical trials and have no products approved for commercial sale, which may make it difficult for investors to evaluate our business, likelihood of success and viability.

•

We have incurred significant operating losses since our inception and have not generated any product revenue. We expect to incur significant losses for the foreseeable future and may never achieve or maintain profitability.

•

Even if this offering is successful, we will require substantial additional capital to finance our operations and achieve our goals. If we are unable to raise capital when needed or on terms acceptable to us, we may be forced to delay, reduce or eliminate our research or development programs, any future commercialization efforts or other operations.

•

We are substantially dependent on the success of our product candidates, ATTO-1310, ATTO-2306 and ATTO-1091. If we are unable to advance the development of, receive regulatory approval for, and ultimately successfully commercialize ATTO-1310, ATTO-2306 or ATTO-1091, or experience significant delays in doing so, our business will be materially harmed.

•

Drug development is a lengthy and expensive process, the outcome of clinical testing is inherently uncertain, and results of earlier preclinical studies and clinical trials may not be predictive of future clinical trial results. We may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of ATTO-1310, ATTO-2306, ATTO-1091 and any future product candidates for many reasons, including a failure to replicate positive results from earlier preclinical studies or clinical trials in ongoing or future preclinical studies or clinical trials.

•	Our future performance is dependent on our ability to retain key employees and to attract, retain and motivate qualified personnel and manage our human capital.

•

We expect to expand our development, clinical and regulatory capabilities and operations as we grow, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

•	We face substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than we do.

•

Our quarterly and annual operating results may fluctuate significantly or may fall below the expectations of investors or securities analysts, each of which may cause our stock price to fluctuate or decline.

•

If we are unable to obtain and maintain patent protection or other necessary rights for any of our current or future product candidates and technology, or if the scope of the patent protection obtained is not sufficiently broad or our rights under our patents are not sufficiently broad, our competitors could develop and commercialize products and technology similar or identical to ours, and our ability to successfully commercialize our products and technology may be adversely affected.

•

We rely, and intend to continue to rely, on third parties to conduct our clinical trials and perform some of our research and potential preclinical studies. If these third parties do not satisfactorily carry out their contractual duties, fail to comply with applicable regulatory requirements or do not meet expected deadlines, our development programs may be delayed or subject to increased costs or we may be unable to obtain marketing authorization, each of which may have an adverse effect on our business, financial condition, results of operations and prospects.

•	We rely on third parties to manufacture our product candidates and clinical product supplies and we may not be able to obtain adequate supplies at a reasonable cost or in a timely way.

•

The regulatory approval process is highly uncertain, and we may be unable to obtain, or may be delayed in obtaining, U.S. or foreign regulatory approval and, as a result, unable to commercialize ATTO-1310, ATTO-2306, ATTO-1091 and any future product candidates. Even if we believe our current, or planned clinical trials are successful, regulatory authorities may not agree that they provide adequate data on safety or efficacy.

The summary risk factors described above should be read together with the text of the full risk factors in the section titled “Risk Factors” and the other information set forth in this prospectus, including our consolidated financial statements and the related notes. The risks summarized above or described in full elsewhere in this prospectus are not the only risks that we face. Additional risks and uncertainties not presently known to us, or that we currently deem to be immaterial, may also materially adversely affect our business, financial condition, results of operations and future growth prospects.

Corporate and Other Information

We were incorporated under the laws of the State of Delaware on December 16, 2022, under the name Attovia Therapeutics, Inc.

Our principal executive offices are located at 1091 Industrial Road, Suite 310, San Carlos, California 94070, and our telephone number is (510) 399-5001. Our website address is https://www.attovia.com. The information contained on, or that can be accessed through, our website is not part of, and is not incorporated by reference into, this prospectus. We have included our website in this prospectus solely as a textual reference. Investors should not rely on any such information in deciding whether to purchase our common stock.

The marks “Attovia” and “ATTOBODY” and our other registered or common law trade names, trademarks or service marks appearing in this prospectus are valuable company assets and are the exclusive property of Attovia. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus appear without the ® and ™ symbols, but this should not be interpreted as a waiver of any rights, and we fully reserve the right to assert and protect our intellectual property rights concerning our marks in accordance with applicable laws.

All other service marks, trademarks and trade names appearing in this prospectus are the property of their respective owners. Our use of third-party trade names, trademarks or service marks in this prospectus does not imply any affiliation with, endorsement by, or sponsorship by us of those companies.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (JOBS Act). An emerging growth company may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies. These provisions include, but are not limited to:

•

being permitted to present only two years of financial statements and only two years of reduced related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus;

•

not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (Sarbanes-Oxley Act), on the effectiveness of our internal controls over financial reporting;

•	reduced disclosure obligations regarding executive compensation arrangements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We will remain an emerging growth company until the earliest to occur of: (i) the last day of the fiscal year in which we have more than $1.235 billion in annual revenue; (ii) the date we qualify as a “large accelerated filer,” with at least $700.0 million of equity securities held by non-affiliates; (iii) the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year ending after the fifth anniversary of the completion of this offering.

We have elected to take advantage of certain of the reduced disclosure obligations for emerging growth companies in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards, until those standards apply to private companies. We have elected to use this extended transition period to enable us to comply with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with such new or revised accounting standards. Until the date that we are no longer an emerging growth company or affirmatively and irrevocably opt out of the exemption provided by Section 7(a)(2)(B) of the Securities Act of 1933, as amended (Securities Act), upon issuance of a new or revised accounting standard that applies to our financial statements and that has a different effective date for public and private companies, we will disclose the date on which adoption is required for non-emerging growth companies and the date on which we will adopt the recently issued accounting standard.

We are also a “smaller reporting company,” meaning that (i) the aggregate number of shares of our common equity held by non-affiliates before the effectiveness of the registration statement of which this prospectus is a part, plus the number of such shares offered hereby to non-affiliates, multiplied by the assumed initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus, is less than $700.0 million, and (ii) our annual revenue is less than $100.0 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our capital stock held by non-affiliates is less than $250.0 million or (ii) our annual revenue was less than $100.0 million during the most recently completed fiscal year and the market value of our capital stock held by non-affiliates is less than $700.0 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K, we are not required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

The Offering

Common stock offered by us	shares.

Underwriters’ over-allotment option	shares.

Common stock to be outstanding immediately after this offering	shares (or shares, if the underwriters exercise their over-allotment option in full).

Use of proceeds

We estimate that the net proceeds from this offering will be approximately $     million (or approximately $     million if the underwriters exercise their over-allotment option in full), based upon the assumed initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We currently intend to use the net proceeds from this offering, together with our existing cash, cash equivalents and marketable securities, to advance the clinical development of ATTO-1310, ATTO-2306, and our research pipeline, including ATTO-1091, for other research and development activities, as well as for working capital and for other general corporate purposes.

See the section titled “Use of Proceeds” for additional information.

Risk factors

Investing in our common stock involves a high degree of risk. You should read the section titled “Risk Factors” in this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Proposed Nasdaq trading symbol	We intend to apply to list our common stock on Nasdaq under the symbol “ATTO.” The closing of this offering is contingent upon such listing.

The number of shares of our common stock to be outstanding after this offering is based on (i)     shares of our common stock outstanding as of March 31, 2026, including     shares of unvested restricted stock subject to repurchase and (ii) the automatic conversion of all shares of our outstanding redeemable convertible preferred stock as of March 31, 2026 into an aggregate of      shares of our common stock in connection with the completion of this offering, and excludes:

•

     shares of our common stock issuable upon the exercise of stock options outstanding as of March 31, 2026 under our 2023 Equity Incentive Plan (2023 Plan), with a weighted-average exercise price of $      per share;

•	shares of our common stock issuable upon the exercise of stock options granted after March 31, 2026 under our 2023 Plan, with a weighted-average exercise price of $ per share;

•

     shares of our common stock reserved for future issuance under our 2026 Equity Incentive Plan (2026 Plan), which will become effective in connection with this offering (including      shares reserved for issuance under our 2023 Plan, which shares will be added to the 2026 Plan upon its effectiveness); and

•	shares of our common stock to be reserved for future issuance under our 2026 Employee Stock Purchase Plan (ESPP), which will become effective in connection with this offering.

Our 2026 Plan and our ESPP provide for automatic annual increases in the number of shares of our common stock reserved thereunder. For additional information regarding our 2023 Plan, 2026 Plan and ESPP, see the section titled “Executive Compensation—Equity Compensation Plans and Other Benefit Plans.”

Except as otherwise indicated, all information in this prospectus assumes or gives effect to the following:

•

the automatic conversion of all shares of our redeemable convertible preferred stock outstanding as of March 31, 2026 into an aggregate of      shares of our common stock in connection with the completion of this offering;

•	a -for- reverse stock split of our outstanding common stock, which was effected on , 2026;

•	our outstanding shares include shares of unvested stock subject to repurchase as of March 31, 2026;

•	the adoption, filing, and effectiveness of our restated certificate of incorporation and restated bylaws, each of which will occur immediately prior to the completion of this offering;

•	no exercise of outstanding options described above; and

•	no exercise by the underwriters of their over-allotment option.

Summary Consolidated Financial Data

The following tables set forth our summary consolidated statements of operations and comprehensive loss and condensed balance sheet data as of the dates indicated. The summary consolidated statements of operations and comprehensive loss data for the years ended December 31, 2024 and 2025 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary interim condensed consolidated statements of operations and comprehensive loss data for the three months ended March 31, 2025 and 2026, and the summary interim condensed consolidated balance sheet data as of March 31, 2026, have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. Our audited consolidated financial statements and unaudited interim condensed consolidated financial statements included elsewhere in this prospectus have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP). Our unaudited interim condensed consolidated financial statements were prepared on a basis consistent with our audited consolidated financial statements and include, in our opinion, all adjustments of a normal and recurring nature that are necessary for the fair statement of the financial information set forth in those statements included elsewhere in this prospectus. The following summary financial data should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and unaudited interim condensed consolidated financial statements and the related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in any future period and results for the three months ended March 31, 2026 are not necessarily indicative of results to be expected for the year ending December 31, 2026. The summary consolidated financial data in this section are not intended to replace our consolidated financial statements and are qualified in their entirety by the consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,		Three Months Ended March 31,
	2024	2025	2025	2026
	(in thousands, except share and per share amounts)
Consolidated Statements of Operations Data:
Revenue:
Collaboration revenue	$—	$1,350	$—	$—

Total revenue	—	1,350	—	—
Operating expenses:
Research and development	33,864	54,153	11,856	16,746
General and administrative	7,689	14,356	4,248	3,209

Total operating expenses	41,553	68,509	16,104	19,955

Loss from operations	(41,553)	(67,159)	(16,104)	(19,955)
Other income (expense)
Interest income	3,437	6,627	1,126	1,326
Change in fair value of preferred stock tranche liability	(1,674)	(170)	(170)	—
Other income (expense), net	(11)	75	(3)	(27)

Total other income (expense), net	1,752	6,532	953	1,299

Net loss	$(39,801)	$(60,627)	$(15,151)	$(18,656)
Less: accretion of redeemable convertible preferred stock to its redemption value	(5,245)	(271)	(271)	—

Net loss attributable to common stockholders	$(45,046)	$(60,898)	$(15,422)	$(18,656)

	Year Ended December 31,			Three Months Ended March 31,
	2024	2025		2025	2026
	(in thousands, except share and per share amounts)
Net loss per share attributable to common stockholders, basic and diluted(1)	$(1.37)		$(1.66)	$(0.44)		$(0.48)

Weighted-average shares of common stock outstanding, basic and diluted(1)	32,806,601		36,690,341	35,364,476		38,583,067

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(2)		$			$

Pro forma weighted-average shares used in computing pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(2)

(1)

See Note 2 and Note 13 to our audited consolidated financial statements and Note 12 to our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted net loss per share attributable to common stockholders, and basic and diluted weighted-average number of shares used in the computation of the per share amounts.

(2)

The calculations for the pro forma net loss per share attributable to common stockholders, basic and diluted, give effect to the automatic conversion of all outstanding shares of our redeemable convertible preferred stock as of March 31, 2026 into an aggregate of      shares of our common stock as if it occurred on January 1, 2025 and the reversal of the change in fair value of preferred stock tranche liability.

	As of March 31, 2026
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
	(in thousands)
Consolidated Balance Sheet Data
Cash, cash equivalents and marketable securities	$132,622
Working capital(4)	126,843
Total assets	146,086
Total liabilities	13,375
Redeemable convertible preferred stock	258,226
Accumulated deficit	(129,666)
Total stockholders’ deficit	(125,515)

(1)

Pro forma amounts give effect to the automatic conversion of all outstanding shares of our redeemable convertible preferred stock as of March 31, 2026 into an aggregate of    shares of our common stock and the related reclassification of the carrying value of the redeemable convertible preferred stock to permanent equity in connection with the completion of this offering.

(2)

The pro forma as adjusted consolidated balance sheet data gives effect to (i) the pro forma adjustments described in footnote (1) above and (ii) the sale of    shares of common stock in this offering, at an assumed initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)

Each $1.00 increase or decrease in the assumed initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, each of our pro forma as adjusted cash, cash equivalents and marketable securities, working capital, total assets and total stockholders’ deficit by approximately $    million, assuming that the number of shares offered, as set forth on the cover page of this prospectus, remains the same. Similarly, each increase or decrease of 1.0 million shares in the number of shares of our common stock offered in this offering would increase or decrease, as applicable, each of our pro forma as adjusted cash, cash equivalents and marketable securities, working capital, total assets and total stockholders’ deficit by approximately $    million, assuming the assumed initial public offering price remains the same. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering.

(4)

We define working capital as current assets less current liabilities. See our unaudited interim condensed consolidated financial statements and the related notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before making your decision to invest in shares of our common stock, you should carefully consider the risks described below, together with the other information contained in this prospectus, including in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in our consolidated financial statements and the related notes included elsewhere in this prospectus. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of or that we deem immaterial may also become important factors that adversely affect our business. We cannot assure you that any of the events discussed below will not occur. These events could have a material and adverse impact on our business, financial condition, results of operations and prospects. If that were to happen, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to Our Financial Position, Limited Operating History and Need for Additional Capital

We have a limited operating history, have not completed any clinical trials and have no products approved for commercial sale, which may make it difficult for investors to evaluate our business, likelihood of success and viability.

We are an early clinical-stage biopharmaceutical company with a limited operating history. We commenced operations in 2023, have no products approved for commercial sale and have never generated any revenue. Drug development is a highly speculative undertaking and involves a substantial degree of risk. It entails substantial upfront capital expenditures and significant risk that any product candidate will fail to demonstrate adequate efficacy or an acceptable safety profile, gain regulatory approval or become commercially viable. To date, we have devoted substantially all of our resources to identifying, acquiring and developing our product candidates and licensed technologies, building our pipeline, conducting preclinical studies and early-stage clinical trials, organizing and staffing our Company, business planning, establishing and maintaining our intellectual property portfolio, establishing arrangements with third parties for the manufacture of our product candidates, raising capital and providing general and administrative support for these operations.

To date, we have funded our operations with proceeds from sales of our redeemable convertible preferred stock. From inception through March 31, 2026, we received an aggregate of $     million in net proceeds from sales of our redeemable convertible preferred stock and an aggregate of $     million in net proceeds from sales of our common stock and stock option exercises.

We have not yet demonstrated an ability to successfully complete any clinical trials, including for our product candidates, ATTO-1310, ATTO-2306 and ATTO-1091, obtain regulatory approvals, manufacture a commercial-scale product or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization. As a result, it may be more difficult for you to accurately predict our likelihood of success and viability than it could be if we had a longer operating history.

In addition, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors and risks frequently experienced by clinical-stage biopharmaceutical companies developing targeted therapeutic candidates for immune-mediated diseases. We also may need to transition from a company with a research and development focus to a company capable of supporting commercial activities. We have not yet demonstrated an ability to successfully overcome such risks and difficulties, or to make such a transition. If we do not adequately address these risks and difficulties or successfully make such a transition, our business will suffer.

We have incurred significant operating losses since our inception and have not generated any product revenue. We expect to incur significant losses for the foreseeable future and may never achieve or maintain profitability.

We have incurred significant operating losses in each reporting period since our inception, have not generated any product revenue to date and have financed our operations principally through private placements of our redeemable convertible preferred stock. For the years ended December 31, 2024 and 2025, we reported a net loss of $39.8 million and $60.6 million, respectively, and for the three months ended March 31, 2025 and 2026, we reported a net loss of $15.2 million and $18.7 million, respectively. We had an accumulated deficit of $129.7 million as of March 31, 2026. There is no assurance that we will obtain financing from other sources, or that we will be able to obtain such financing on favorable terms, if at all. Substantially all of our losses have resulted from expenses incurred in connection with the development and in-licensing of intellectual property related to our pipeline of biotherapeutics, the research and development of ATTO-1310, ATTO-2306, and ATTO-1091, and from general and administrative costs associated with our operations. We expect to incur increasing levels of operating losses for the foreseeable future, particularly as we advance ATTO-1310, ATTO-2306, and ATTO-1091 through clinical development. Our prior losses have had, and combined with expected future losses will continue to have, an adverse effect on our stockholders’ equity and working capital. We expect our research and development expenses to significantly increase in connection with our ongoing and planned clinical trials for ATTO-1310 and our planned clinical trial for ATTO-2306, and in connection with preclinical development and potential future clinical development of and other product candidates, including ATTO-1091. In addition, if we obtain regulatory approval for ATTO-1310, ATTO-2306, and ATTO-1091 or any future product candidates, we will incur significant sales, marketing, manufacturing and distribution expenses in connection with the commercialization of ATTO-1310, ATTO-2306, ATTO-1091 or any other future product candidates. We may never succeed in these activities and, even if we do, we may never generate any revenue or revenue that is significant enough to achieve profitability.

As a result, we expect to continue to incur significant and increasing net losses for the foreseeable future. Because of the numerous risks and uncertainties associated with developing therapeutic products, we are unable to predict the extent of any future losses or when we will become profitable, if at all. To become and remain profitable, we must succeed in discovering, developing, obtaining regulatory approvals for, and eventually commercializing products that generate significant revenue. We are only in the preliminary stages of these activities.

Even if we do become profitable, we may not be able to sustain or increase our profitability on a quarterly or annual basis. In addition, we expect our financial condition and operating results to fluctuate significantly from quarter-to-quarter and year-to-year due to a variety of factors, many of which are beyond our control. Accordingly, you should not rely on the results of any quarterly or annual periods as indications of future operating performance. If we fail to become and remain profitable, there may be an adverse effect on the value of our company which could impair our ability to raise capital, expand our business, maintain our research and development efforts, diversify our product candidate pipeline, achieve our strategic objectives or even continue our operations. A decline in the value of our company could also cause you to lose all or part of your investment.

Even if this offering is successful, we will require substantial additional capital to finance our operations and achieve our goals. If we are unable to raise capital when needed or on terms acceptable to us, we may be forced to delay, reduce or eliminate our research or development programs, any future commercialization efforts or other operations.

Developing therapeutic products, including conducting preclinical studies and clinical trials, is a very time-consuming, expensive and uncertain process that takes years to complete. Our operations have consumed substantial amounts of cash since inception, and we expect our expenses to increase substantially in connection with our ongoing activities, particularly as we advance our product candidates, ATTO-1310, ATTO-2306 and ATTO-1091, and any future product candidates through clinical development. We expect increased expenses as we continue our research and development, continue our ongoing clinical trials, initiate additional clinical trials, seek to expand our product pipeline and clinical applications, seek regulatory approval for our current and future product candidates, and invest in our organization. In addition, if we obtain regulatory approval for any of our product candidates, we expect to incur significant commercialization expenses related to product manufacturing, marketing, sales and distribution. Furthermore, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company that we did not incur as a private company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations.

We had $132.6 million in cash, cash equivalents and marketable securities as of March 31, 2026. Based on our current operating plan, we believe that the net proceeds from this offering, together with our existing cash, cash equivalents and marketable securities will be sufficient for us to fund our operations    . We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Changes beyond our control may occur that would cause us to use our available capital before that time, including changes in and progress of our drug development activities and changes in regulation. Our future capital requirements will be dependent on many factors, including:

•	the progress, timing and results of preclinical studies and clinical trials for ATTO-1310, ATTO-2306, ATTO-1091 or any future product candidates;

•	further development of our ATTOBODY platform;

•	the extent to which we develop, in-license, out-license or acquire any future product candidates or technologies;

•	the number and development requirements of any future product candidates that we may pursue, and other indications for our current product candidates that we may pursue;

•	the costs, timing and outcome of obtaining regulatory approvals of our current or future product candidates;

•

the scope and costs of making arrangements with third-party manufacturers, or establishing manufacturing capabilities, for both clinical and commercial supplies of our current or future product candidates;

•	the costs involved in growing our organization to the size needed to allow for the research, development and potential commercialization of our current or future product candidates;

•	the costs associated with commercializing any approved product candidates, including establishing sales, marketing, market access and distribution capabilities;

•

to the extent we pursue strategic collaborations, including collaborations to commercialize ATTO-1310, ATTO-2306, ATTO-1091 or any of our future product candidates, our ability to establish and maintain collaborations on favorable terms, if at all, as well as the timing and amount of any milestone or royalty payments we are required to make or are eligible to receive under such collaborations or our current licenses;

•	the costs associated with completing any post-marketing studies or trials required by the U.S. Food and Drug Administration (FDA), or other comparable foreign regulatory authorities;

•	the revenue, if any, received from commercial sales of ATTO-1310, ATTO-2306, ATTO-1091 or any of our future product candidates, if any are approved;

•

the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims that we may become subject to, including any litigation costs and the outcome of such litigation; and

•	the costs associated with potential product liability claims, including the costs associated with obtaining insurance against such claims and with defending against such claims.

Even if this offering is successful, we will require additional capital to complete our planned preclinical studies and clinical trials for our current product candidates to obtain regulatory approval, and we anticipate needing to raise additional capital to complete the development of, and eventually commercialize, our product candidates, if approved. Adequate additional financing may not be available to us on favorable terms, or at all. Our ability to raise additional funds will be dependent on financial, economic and market conditions, geopolitical issues and other factors, over which we may have limited or no control. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. If adequate funds are not available on commercially acceptable terms when needed, we may be forced to delay, reduce or terminate the development or commercialization, if approved, of all or part of our research programs or product candidates or we may be unable to take advantage of future business opportunities, including pursuing new in-licenses and acquisitions. Furthermore, any additional capital-raising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our current and any future product candidates, if approved. Changing circumstances, some of which may be beyond our control, could cause us to consume capital significantly faster than we currently anticipate, and we may need to seek additional funds sooner than planned.

We will be required to obtain further funding through public or private equity financings, debt financings, collaboration agreements, licensing arrangements or other sources of financing, which may dilute our stockholders or restrict our operating activities. We do not have any committed external source of funds. To the extent that we raise additional capital through the sale of equity or convertible debt securities, each investor’s ownership interests will be diluted, and the terms may include liquidation or other preferences that adversely affect each investor’s rights as a stockholder. Debt financing or preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. Such restrictions could adversely impact our ability to conduct our operations and execute our business plan. If we raise additional funds through upfront payments or milestone payments pursuant to strategic collaborations with third parties, we may have to relinquish valuable rights to our product candidates or grant licenses on terms that are not favorable to us.

Our failure to raise capital as and when needed or on acceptable terms could significantly harm our business, financial condition, results of operations and prospects and cause the price of our common stock to decline, and we may have to delay, reduce the scope of, suspend or eliminate one or more of our research or drug development programs, preclinical studies, clinical trials or future commercialization efforts.

Risks Related to Research, Discovery, Development, Regulatory Approval and Commercialization of Our Product Candidates

We are substantially dependent on the success of our product candidates, ATTO-1310, ATTO-2306 and ATTO-1091. If we are unable to advance the development of, receive regulatory approval for, and ultimately successfully commercialize ATTO-1310, ATTO-2306 or ATTO-1091, or experience significant delays in doing so, our business will be materially harmed.

Our future success is highly dependent on our ability to timely complete successful clinical trials, obtain regulatory approval for, and then successfully commercialize, our product candidates, ATTO-1310, ATTO-2306 and ATTO-1091, which may never occur. We are early in our Phase 1 clinical development efforts with respect to ATTO-1310, and ATTO-2306 and ATTO-1091 are still in preclinical development. Our other potential product candidates are also in earlier stages of development. We currently have no products that are approved for sale in any jurisdiction. We have invested substantially all of our efforts and financial resources in ATTO-1310, ATTO-2306 and ATTO-1091 and conducting preclinical studies and clinical trials. There can be no assurance that ATTO-1310, ATTO-2306, ATTO-1091 or any future product candidates we develop will achieve success in their clinical trials or obtain regulatory approval. In the future, we may also become dependent on other product candidates that we may develop or acquire; however, given our early stage of development, it may be several years, if at all, before we have demonstrated the safety and efficacy of a treatment sufficient to warrant approval for commercialization.

Our ability to generate product revenue, which we do not expect will occur for many years, if ever, will be heavily dependent on the successful development and eventual commercialization of our product candidates, ATTO-1310, ATTO-2306 and ATTO-1091, and the development of additional product candidates on our ATTOBODY platform. The success of ATTO-1310, ATTO-2306 and ATTO-1091 and any additional product candidates will be dependent on several factors, including the following:

•	timely completion of successful current and future preclinical studies and clinical trials resulting in attractive, competitive target product profiles;

•	acceptance of INDs by the FDA or other similar clinical trial applications from comparable foreign regulatory authorities for our future clinical trials for our pipeline product candidates;

•	timely and successful enrollment of patients in, and timely and successful completion of, clinical trials with favorable results;

•	our ability to enroll adequate subjects to allow the results to be generalizable to the U.S. population;

•	the frequency and severity of adverse events in clinical trials;

•

approval of BLAs by the FDA or other similar regulatory authorities, including the completion of any required post-marketing studies or trials and available funding to perform any post-marketing commitments;

•	raising additional funds necessary to complete clinical development of and commercialize our current or future product candidates;

•	obtaining, maintaining, expanding and protecting our patent, trade secret and other intellectual property and regulatory exclusivity for our current and future product candidates;

•

making arrangements with third-party manufacturers, or establishing manufacturing capabilities, for both clinical and commercial supplies of our current and future product candidates and ensuring a resilient, effective supply chain that produces supply that outpaces demand;

•	developing and implementing marketing and reimbursement strategies, and creating adequate demand forecasts for supply and sales planning;

•

establishing sales, marketing and distribution capabilities and launching commercial sales of our products, if and when approved, whether alone or in collaboration with others in a market where promotional sales approaches are rapidly moving to digital platforms;

•

demonstration of safety, purity and potency, and acceptable risk-benefit profiles of our product candidates to the satisfaction of the FDA and comparable foreign regulatory authorities and attractive to physicians, patients, advocates, payors and caregivers;

•	acceptance of our products, if and when approved, by patients, the medical community and third-party payors underpinned by adequate health economic data and a meaningful value proposition;

•	effectively competing with existing and future therapies;

•	obtaining and maintaining third-party payor coverage and adequate reimbursement in both public and private payor spaces;

•	obtaining appropriate support from patient advocacy organizations;

•	addressing any delays in our clinical trials resulting from any major natural disasters, health pandemics or significant political events; and

•	maintaining a continued acceptable safety profile of the products following approval.

Many of these factors are beyond our control, and it is possible that none of our product candidates will ever obtain regulatory approval even if we expend substantial time and resources seeking such approval. If we do not achieve one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize our product candidates, which would materially harm our business. For example, our business could be harmed if the results of our ongoing clinical trial of ATTO-1310 show unexpected adverse events or a lack of efficacy in the indications we intend to treat, do not meet the clinical endpoints or if we experience other regulatory or developmental issues.

Drug development is a lengthy and expensive process, the outcome of clinical testing is inherently uncertain, and results of earlier preclinical studies and clinical trials may not be predictive of future clinical trial results. We may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of ATTO-1310, ATTO-2306, ATTO-1091 and any future product candidates for many reasons, including a failure to replicate positive results from earlier preclinical studies or clinical trials in ongoing or future preclinical studies or clinical trials.

ATTO-1310 is in Phase 1 clinical development, and ATTO-2306 and ATTO-1091 are in preclinical development. The risk of failure is high for preclinical and early clinical-stage product candidates. We will need to file INDs for ATTO-2306 and ATTO-1091 before they can be tested in clinical trials. It is impossible to predict when or if ATTO-1310, ATTO-2306, ATTO-1091 or any future product candidates will receive regulatory approval. To obtain the requisite regulatory approvals to commercialize any product candidate, we must demonstrate through extensive preclinical studies and lengthy, complex and expensive clinical trials that our product candidates are safe, pure and potent, which includes clinical effectiveness, in humans. Clinical testing can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of preclinical studies and early clinical trials of ATTO-1310, ATTO-2306, ATTO-1091 or any future product candidates, or a competitor’s product candidate in the same class, may not be predictive of the results of later-stage clinical trials. For example, as is common for early trials, in our Phase 1b clinical trial of ATTO-1310, we looked at a number of exploratory efficacy measures, including by pooling results from different dose groups and without accounting for multiplicity. Accordingly, it is possible that positive results, including nominally statistically significant results observed in our Phase 1b clinical trial will not be replicated in our future clinical trials with different designs and greater number of patients. We may be unable to establish benefit on clinical endpoints that applicable regulatory authorities would consider clinically meaningful, and a clinical trial can fail at any stage of testing. Differences in trial design between early-stage clinical trials and later-stage clinical trials make it difficult to extrapolate the results of earlier clinical trials to later clinical trials. Moreover, clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in clinical trials have nonetheless failed to obtain regulatory approval of their products. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or to unfavorable safety profiles, notwithstanding promising results in earlier trials. There is typically a high rate of failure of product candidates proceeding through clinical trials, particularly in the earlier stages of development. Most product candidates that commence clinical trials are never approved as products and there can be no assurance that any of our future clinical trials will ultimately be successful or support clinical development of ATTO-1310, ATTO-2306, ATTO-1091 or any future product candidates.

Additionally, some of our planned clinical trials utilize, or may utilize, an “open-label” trial design. An “open-label” clinical trial is one where both the patient and investigator know whether the patient is receiving the investigational product candidate or either an existing approved drug or placebo. Most typically, open-label clinical trials test only the investigational product candidate and sometimes may do so at different dose levels. Open-label clinical trials are subject to various limitations that may exaggerate any therapeutic effect as patients in open-label clinical trials are aware when they are receiving treatment. Open-label clinical trials may be subject to a “patient bias” where patients perceive their symptoms to have improved merely due to their awareness of receiving an experimental treatment. In addition, open-label clinical trials may be subject to an “investigator bias” where those assessing and reviewing the physiological outcomes of the clinical trials are aware of which patients have received treatment and may interpret the information of the treated group more favorably given this knowledge. The results from an open-label trial may not be predictive of future clinical trial results with any of our product candidates for which we include an open-label clinical trial when studied in a controlled environment with a placebo or active control.

We may experience delays in initiating or completing clinical trials. We also may experience numerous unforeseen events during, or as a result of, any future clinical trials that we could conduct that could delay or prevent our ability to receive regulatory approval or commercialize ATTO-1310, ATTO-2306, ATTO-1091 or any future product candidates, including:

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regulatory authorities, institutional review boards (IRBs) or ethics committees may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site, or may halt or suspend an ongoing clinical trial;

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we may experience delays in reaching or fail to reach agreement on acceptable terms with prospective trial sites and prospective contract research organizations (CROs) the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	clinical trial sites deviating from the trial protocol or dropping out of a trial;

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clinical trials of any product candidates may fail to show safety or efficacy, produce negative or inconclusive results and we may decide, or regulatory authorities may require us, to conduct additional preclinical studies or clinical trials or we may decide to abandon product development programs;

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the number of subjects required for clinical trials of any product candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate or subjects may drop out of these clinical trials or fail to return for post-treatment follow-up at a higher rate than we anticipate;

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our third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all, or may deviate from the clinical trial protocol or drop out of the trial, which may require that we add new clinical trial sites or investigators;

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we may elect, or regulatory authorities, IRBs, or ethics committees may require, that we or our investigators, suspend or terminate clinical research or trials for various reasons, including noncompliance with regulatory requirements or a finding that the participants in our trials are being exposed to unacceptable health risks;

•	the cost of clinical trials of any of ATTO-1310, ATTO-2306, ATTO-1091 or any future product candidates may be greater than we anticipate, and we may not have sufficient funds to complete such trials;

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the quality of ATTO-1310, ATTO-2306, ATTO-1091 or any future product candidates or other materials necessary to conduct clinical trials of ATTO-1310, ATTO-2306, ATTO-1091 or any future product candidates may be inadequate to initiate or complete a given clinical trial;

•	our inability to manufacture sufficient quantities of ATTO-1310, ATTO-2306, ATTO-1091 or any future product candidates for use in clinical trials;

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our inability to meet drug specifications suitable for use in clinical trials and commercial applications, including the development and validation of a potency assay to ensure that the characteristics of the product released are as expected;

•	reports from clinical testing of other therapies may raise safety or efficacy concerns about ATTO-1310, ATTO-2306, ATTO-1091 or any future product candidates;

•	the receipt of feedback from regulatory authorities that requires us to modify the design of our clinical trials;

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our failure to establish an appropriate safety profile for a product candidate based on clinical or preclinical data for such product candidate as well as data emerging from other therapies in the same class as ATTO-1310, ATTO-2306, ATTO-1091 or any future product candidates; and

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the FDA or other comparable foreign regulatory authorities may require us to submit additional data such as long-term toxicology studies or impose other requirements before permitting us to initiate a clinical trial.

We could also encounter delays if a clinical trial is suspended or terminated by us, the IRBs overseeing the institutions in which such trials are being conducted, or the FDA or other comparable regulatory authorities, or if a clinical trial is recommended for suspension or termination by the Data Safety Monitoring Board (DSMB) for such trial. A suspension or termination may be imposed due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements, including the FDA’s Good Clinical Practice (GCP) regulations, or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other comparable foreign regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a product or treatment, failure to establish or achieve clinically meaningful trial endpoints, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. Clinical studies may also be delayed or terminated as a result of ambiguous or negative interim results. Many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of ATTO-1310, ATTO-2306, ATTO-1091 or any future product candidates. Further, the FDA or other comparable foreign regulatory authorities may disagree with our clinical trial design and our interpretation of data from clinical trials, or may change the requirements for approval even after they have reviewed and commented on the design for our clinical trials.

We cannot predict with any certainty the schedule for commencement and completion of future clinical trials. Further, conducting clinical trials in foreign countries, as we have done and may do in the future for our product candidates, presents additional risks that may delay completion of our clinical trials. These risks include the failure of enrolled patients in foreign countries to adhere to clinical protocol as a result of differences in healthcare services or cultural customs, managing additional administrative burdens associated with foreign regulatory schemes, as well as political and economic risks relevant to such foreign countries.

If we are required to conduct additional clinical trials or other testing of our current or future product candidates beyond those that we currently contemplate, if we are unable to successfully complete clinical trials of our current or future product candidates or other testing in a timely manner, if the results of these trials or tests are not positive or are only modestly positive or if there are safety concerns, we may incur unplanned costs, be delayed in seeking and obtaining regulatory approval, if we receive such approval at all, receive more limited or restrictive regulatory approval, be subject to additional post-marketing testing requirements or have the product removed from the market after obtaining regulatory approval.

Additionally, if the results of our clinical trials are inconclusive or if there are safety concerns or serious adverse events associated with our product candidates, we may:

•	be delayed in obtaining regulatory approval, if at all;

•	obtain approval for indications or patient populations that are not as broad as intended or desired or may have restricted duration expectations or guidance;

•	obtain approval with labeling that includes significant use or distribution restrictions or safety warnings;

•	be subject to additional post-marketing testing requirements;

•	be required to perform additional clinical trials to support approval or be subject to additional post-marketing testing requirements;

•	have regulatory authorities withdraw or suspend their approval of the product or impose restrictions on its distribution in the form of a Risk Evaluation and Mitigation Strategy (REMS);

•	be subject to the addition of labeling statements, such as warnings or contraindications;

•	be sued; or

•	experience damage to our reputation.

Our drug development costs will also increase if we experience delays in testing or obtaining regulatory approvals. Also, delays in obtaining regulatory approval may increase commercialization costs if the competitive environment becomes more intense prior to market entry. We do not know whether any of our preclinical studies or clinical trials will begin as planned, need to be restructured or be completed on schedule, if at all.

Moreover, principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive compensation in connection with such services. Under certain circumstances, we may be required to report some of these relationships to the FDA or comparable foreign regulatory authorities. The FDA or comparable foreign regulatory authority may conclude that a financial relationship between us and a principal investigator has created a conflict of interest or otherwise affected interpretation of the study. The FDA or comparable foreign regulatory authority may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of our marketing applications by the FDA or comparable foreign regulatory authority, as the case may be, and may ultimately lead to the denial of regulatory approval of one or more of our product candidates.

We may make formulation or manufacturing changes to our product candidates, in which case we may need to conduct additional preclinical studies to bridge our modified product candidates to earlier versions. If we experience delays in the commencement or completion of our clinical trials, or if we terminate a clinical trial prior to completion, the commercial prospects of our current or any future product candidates could be negatively impacted, and our ability to generate revenues from our current or future product candidates may be delayed or eliminated entirely.

If we experience delays or difficulties in the enrollment of patients in clinical trials, our receipt of necessary regulatory approvals could be delayed or prevented.

Patient enrollment, a significant factor in the timing of clinical trials, is affected by many factors including the size and nature of the patient population, the number and location of clinical sites we enroll, the proximity of patients to clinical sites, the eligibility and exclusion criteria for the trial, the design of the clinical trial, the inability to obtain and maintain patient consents, the risk that enrolled participants will drop out before completion, competing clinical trials, and clinicians’ and patients’ perceptions as to the potential advantages of the product candidate being studied in relation to other available therapies, including any new drugs or therapeutic biologics, including those being developed by our competitors, that may be approved for the indications being investigated by us, and patients’ inability to complete treatment due to illness or other events. In addition, some of our competitors currently have ongoing clinical trials for product candidates that would treat the same patients as ATTO-1310, ATTO-2306, and ATTO-1091, and patients who would otherwise be eligible for our clinical trials may instead enroll in clinical trials of our competitors’ product candidates. Furthermore, we expect to rely on our collaborators, CROs and clinical trial sites to ensure the proper and timely conduct of our future clinical trials, including the patient enrollment process, and we have limited influence over their performance. Additionally, we could encounter delays if treating physicians face unresolved ethical issues associated with enrolling patients in future clinical trials of ATTO-1310, ATTO-2306, ATTO-1091 or any future product candidates in lieu of prescribing existing treatments that have established safety and efficacy profiles.

We may not be able to initiate or continue our ongoing or planned clinical trials for our current or future product candidates if we are unable to identify and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA or comparable foreign regulatory authorities. We cannot be certain (i) how many patients will meet our criteria for inclusion in our clinical trials, (ii) that the number of patients enrolled in each program will suffice for marketing authorization or (iii) whether the indication targeted will be included in the approved product labeling. If our strategies for patient identification and enrollment prove unsuccessful, we may have difficulty enrolling or maintaining patients appropriate for our product candidates. Patient enrollment is also affected by other factors, including:

•	severity of the disease under investigation;

•	our ability to recruit clinical trial investigators of appropriate competencies and experience;

•	the incidence and prevalence of our target indications;

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clinicians’ and patients’ awareness of, and perceptions as to, the potential advantages and risks of our product candidates in relation to other available therapies, including any new products that may be approved for the indications we are investigating;

•	the availability, expertise, dedication and selection of CROs, to manage operations related to clinical trial enrollment;

•	competing studies or trials with similar eligibility criteria;

•	invasive procedures required to enroll patients and to obtain evidence of the product candidate’s performance during the clinical trial;

•	availability and efficacy of approved medications for the disease under investigation;

•	eligibility criteria defined in the protocol for the trial in question;

•	the size and nature of the patient population required for analysis of the trial’s primary endpoints;

•	efforts to facilitate timely enrollment in clinical trials;

•	whether we are subject to a partial or full clinical hold on any of our clinical trials;

•	reluctance of physicians or patient advocacy organizations to encourage patient participation in clinical trials;

•	the ability to monitor patients adequately during and after treatment;

•	our ability to obtain and maintain patient consents; and

•	proximity and availability of clinical trial sites for prospective patients.

If we are unable to enroll a sufficient number of patients for our clinical trials, it would result in significant delays or might require us to abandon one or more clinical trials altogether. Even if we are able to enroll a sufficient number of patients for our clinical trials, we may have difficulty maintaining patients in our clinical trials. Many of the patients who end up receiving placebo may perceive that they are not receiving the product candidate being tested, and they may decide to withdraw from our clinical trials to pursue other alternative therapies rather than continue the trial with the perception that they are receiving placebo. Enrollment delays in our clinical trials may result in increased development costs for ATTO-1310, ATTO-2306, ATTO-1091 or any future product candidates, slow down or halt our product candidate development and approval process and jeopardize our ability to seek and obtain the regulatory approval required to commence product sales and to generate revenue, which would cause our stock price to decline and limit our ability to obtain additional financing, if needed.

Adverse side effects or other safety risks associated with ATTO-1310, ATTO-2306, ATTO-1091 or any future product candidates we may develop could delay or preclude approval, cause us to suspend or discontinue clinical trials or abandon further development, limit the commercial profile of an approved product, or result in significant negative consequences following regulatory approval, if any.

There may be treatment-related serious adverse events or unexpected serious adverse reactions suspected to be associated with the use of ATTO-1310, ATTO-2306, ATTO-1091 or any future product candidates. Our clinical trials may reveal significant adverse events not seen in our preclinical studies or prior clinical trials and may result in a safety or tolerability profile that could delay or prevent regulatory approval or market acceptance of ATTO-1310, ATTO-2306, ATTO-1091 or any future product candidates. Undesirable or clinically unmanageable side effects observed in our clinical trials for our product candidates could occur and cause us or regulatory authorities to interrupt, delay or halt our clinical trials and could result in more restrictive labeling than anticipated or the delay or denial of regulatory approval by the FDA or comparable foreign regulatory authorities. If additional adverse events, serious adverse events (SAEs) or other side effects are observed in any of our clinical trials that are atypical of, or more severe than, the known side effects of the respective class of agents that each of our product candidates are a part of, we may have difficulty recruiting participants to our clinical trials, participants may drop out of our trials, or we may be required to abandon those trials or our development efforts of one or more product candidates altogether. Furthermore, clinical trials by their nature utilize a sample of the potential patient population. With a limited number of subjects and limited duration of exposure, rare and severe side effects of our product candidates or those of our competitors may only be uncovered with a significantly larger number of patients exposed to the drug. Undesirable or clinically unmanageable side effects observed in our clinical trials for our product candidates could also occur following discontinuation of ATTO-1310, ATTO-2306, ATTO-1091, or any future product candidates with sufficient recovery periods, and we will need to monitor the severity and duration of side effects in our clinical trials. If such effects are more severe, less reversible than we expect or not reversible at all, we may decide or be required to perform additional studies or to halt or delay further clinical or preclinical development of ATTO-1310, ATTO-2306, or ATTO-1091, as applicable, or any future product candidates, which could result in the delay or denial of regulatory approval by the FDA or other comparable foreign regulatory authorities. Adverse events and SAEs that emerge during clinical investigation of or treatment with ATTO-1310, ATTO-2306, ATTO-1091 or any future product candidates may be deemed to be related to our product candidates. Moreover, if our product candidates are associated with undesirable side effects in clinical trials or have characteristics that are unexpected, we may elect to abandon or limit their development to more narrow uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective, which may limit the commercial expectations for our product candidates, if approved. This may require longer and more extensive clinical development, or regulatory authorities may increase the amount of data and information required to approve, market or maintain approval for ATTO-1310, ATTO-2306, ATTO-1091 or future product candidates and could result in warnings and precautions in our product labeling or a restrictive REMS. This may also result in an inability to obtain approval of ATTO-1310, ATTO-2306, ATTO-1091 or future product candidates. We, the FDA or other comparable foreign regulatory authorities or an IRB or ethics committee may suspend clinical trials of a product candidate at any time for various reasons, including a belief that participants in such trials are being exposed to unacceptable health risks or adverse side effects. Even if the side effects do not preclude a product candidate from obtaining or maintaining regulatory approval, undesirable side effects may inhibit market acceptance of such approved product due to its tolerability versus other therapies. Further, it is possible that, as we test our product candidates in larger, longer and more extensive clinical trials, including with different dosing regimens, or as the use of our drug candidates becomes more widespread following any regulatory approval, illnesses, injuries, discomforts and other adverse events that were observed in earlier trials, as well as conditions that did not occur or went undetected in previous trials, will be reported by patients. Any of these developments could materially harm our business, financial condition, results of operations and prospects.

Preliminary, topline or interim data from our clinical trials that we announce or publish from time to time may change as more patient data become available and/or are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publicly disclose preliminary, topline or interim data from our clinical trials, such as preliminary, topline or interim data analysis from our ongoing Phase 1 clinical trial for ATTO-1310. These data and related findings and conclusions may only reflect certain endpoints rather than all endpoints and are subject to change. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the preliminary or topline results that we report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated.

Preliminary or topline data also remain subject to review and verification procedures that may result in the final data being materially different from the preliminary or topline data we previously published. As a result, preliminary and topline data should be viewed with caution until the final data are available. In addition, we may report preliminary data or interim analyses of the clinical trials we may conduct and complete, which are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Adverse changes between preliminary or interim data and final data could significantly harm our business and prospects. Further, additional disclosure of preliminary or interim data by us, including, for example, preliminary or interim data that become available to us from our ongoing Phase 1 clinical trial for ATTO-1310 or by our competitors in the future could result in volatility in the price of our common stock.

Further, the information we choose to publicly disclose regarding a particular study or clinical trial is typically selected from a more extensive amount of available information. You or others may not agree with what we determine is the material or otherwise appropriate information to include in our disclosure, and any information we determine not to disclose may ultimately be deemed significant with respect to future decisions, conclusions, views, activities or otherwise regarding a particular product, product candidate or our business. If the preliminary, topline or interim data that we report differ from later, final or actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, our product candidates may be harmed, which could harm our business, financial condition, results of operations and prospects.

The incidence and prevalence for target patient populations of one or more of our current product candidates have not been established with precision. If the market opportunities for our current or future product candidates are smaller than we estimate or if any approval that we may obtain is based on a narrower definition of the patient population, our revenue and ability to achieve profitability will be adversely affected, possibly materially.

Our projections of the number of people who have atopic dermatitis (AD), chronic pruritus of unknown origin (CPUO), as well as other immune-mediated diseases we are targeting, and who have the potential to benefit from treatment with ATTO-1310, ATTO-2306, ATTO-1091 or any of our future product candidates, are based on our beliefs and estimates. These estimates have been derived from a variety of sources, including scientific literature, surveys of clinics, patient foundations or market research, and may prove to be incorrect. Further, new studies may change the estimated incidence or prevalence of the indications that we are targeting. The potentially addressable patient population for ATTO-1310, ATTO-2306, ATTO-1091 or any of our future product candidates may be more limited than we currently estimate or may not be amenable to treatment with such product candidates.

Although we intend to explore other therapeutic opportunities in addition to the product candidates that we are currently developing, we may fail to identify viable new product candidates for clinical development for a number of reasons. If we fail to identify additional potential product candidates, our business could be materially harmed.

We may expend our limited resources to pursue a particular product candidate in specific indications and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success. Because we have limited financial and managerial resources, we focus our development efforts on certain selected product candidates in certain selected indications. For example, we are initially focused on ATTO-1310 and ATTO-2306 for the treatment of immune-mediated diseases and ATTO-1091 for the treatment of IBD. As a result, we may forgo or delay pursuit of opportunities with other product candidates, or other indications for our current or any future product candidates that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future development programs and product candidates for specific indications may not yield any commercially viable product candidates. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate.

We are conducting, and may in the future conduct, clinical trials for current or future product candidates outside the United States, and the FDA and comparable foreign regulatory authorities may not accept data from such trials.

We are conducting, and may in the future conduct, clinical trials for current or future product candidates outside the United States, and the FDA and comparable foreign regulatory authorities may not accept data from such trials. We are currently conducting clinical trials in Canada, and we expect to continue to conduct trials internationally in the future. The acceptance of data from clinical trials conducted outside the United States by the FDA or other comparable foreign regulatory authorities may be subject to certain conditions or may not be accepted at all. In cases where data from foreign clinical trials are intended to serve as the sole basis for regulatory approval in the United States, the FDA will generally not approve the application unless (i) the data are applicable to the U.S. population and U.S. medical practice and (ii) the trials were performed by clinical investigators of recognized competence and pursuant to GCP regulations, and the data may be considered valid without the need for an on-site inspection by the FDA or, if the FDA considers such an inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. In addition, even where the foreign study data are not intended to serve as the sole basis for approval, the FDA will not accept the data as support for an application for marketing approval unless the study is well-designed and well-conducted in accordance with GCPs and the FDA is able to validate the data from the study through an onsite inspection if deemed necessary. Additionally, the FDA’s clinical trial requirements, including sufficient size of patient populations and statistical powering, must be met. Many foreign regulatory authorities have similar approval requirements. In addition, such foreign trials are subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. Conducting clinical trials outside the United States also exposes us to additional risks, including risks associated with foreign exchange fluctuations, compliance with foreign manufacturing, customs, shipment and storage requirements, and cultural differences in medical practice and clinical research, and diminished protection of intellectual property in some countries.

There can be no assurance that the FDA or any comparable foreign regulatory authority will accept data from trials conducted outside of the United States or the applicable jurisdiction. For example, for FDA acceptance, we will have to demonstrate that the foreign data are applicable to the U.S. population and U.S. medical practice. If the FDA or other comparable foreign regulatory authorities do not accept such data, it would result in the need for additional trials, which could be costly and time-consuming, and which may result in current or future product candidates that we may develop being delayed or not receiving approval for commercialization in the applicable jurisdiction.

If, in the future, we are unable to establish sales and marketing capabilities or enter into agreements with third parties to sell and market any product we may develop, we may not be successful in commercializing those products if they are approved.

We do not have a sales or marketing infrastructure and have no experience in the sales, marketing or distribution of any current or future product candidates. To achieve commercial success for any approved product, we must either develop a sales and marketing organization or outsource these functions to third parties. In the future and if any of our product candidates are approved, we may choose to build a focused sales, marketing and commercial support infrastructure to sell, or participate in sales activities with collaborators for some of our current or future product candidates.

There are risks involved with both establishing our own commercial capabilities and entering into arrangements with third parties to perform these services. For example, factors that may inhibit our efforts to commercialize any approved product candidates include:

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the inability to recruit and retain adequate numbers of effective sales, marketing, coverage or reimbursement, customer service, medical affairs and other support personnel; the inability of sales personnel to obtain access to or persuade adequate numbers of decision makers of the utility of future approved product candidates;

•	the inability of reimbursement professionals to negotiate arrangements for formulary access, reimbursement and other acceptance by payors;

•	the inability to price any of our current or future product candidates at a sufficient price point to ensure an adequate and attractive level of profitability;

•	restricted or closed distribution channels that make it difficult to distribute our current or future product candidates to segments of the patient population;

•	the lack of complementary product candidates to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product candidate lines; and

•	unforeseen costs and expenses associated with creating an independent commercialization organization.

If the commercial launch of a product candidate, if approved, for which we recruit a sales force and establish marketing and other commercialization capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our commercialization personnel.

If we enter into arrangements with third parties to perform sales, marketing, commercial support and distribution services, our sales revenue or the profitability of sales revenue may be lower than if we were to do so ourselves. In addition, we may not be successful in entering into arrangements with third parties to commercialize our product candidates or may be unable to do so on terms that are favorable to us. We may have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our product candidates effectively. If we do not establish commercialization capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing our product candidates, if approved.

Our current or future product candidates may not achieve adequate market acceptance among physicians, patients or their families, healthcare payors and others in the medical community necessary for commercial success.

Even if our current or future product candidates receive regulatory approval, they may not gain adequate market acceptance among physicians, patients or their families, third-party payors and others in the medical community. The degree of market acceptance of any of our approved product candidates will be dependent on a number of factors, including:

•	the efficacy, durability and safety profile as demonstrated in clinical trials compared to alternative treatments;

•	the timing of market introduction of the product candidate as well as competitive products;

•	the clinical indications for which a product candidate is approved;

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restrictions on the use of product candidates in the labeling approved by regulatory authorities, such as boxed warnings or contraindications in labeling, or a REMS, if any, which may not be required of alternative treatments and competitor products;

•	the terms of any approvals and the countries in which approvals are obtained;

•	the potential and perceived advantages of our current or future product candidates over alternative treatments;

•	the cost of treatment in relation to alternative treatments and the cost/benefit ratios of each;

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the availability of coverage and adequate reimbursement by third-party payors, including government authorities, and timing of relevant formulary decision-making resulting in this coverage and reimbursement;

•	the availability of an approved product candidate for use as a combination therapy;

•	relative convenience and ease of administration in relation to competition;

•	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

•	the effectiveness of sales, marketing efforts and market access;

•	publicity relating to our product candidates or those of our competitors;

•	potential product liability claims; and

•	the approval of new therapies for the same indications.

If any of our current or future product candidates are approved but do not achieve an adequate level of acceptance by physicians, hospitals, healthcare payors and patients, we may not generate or derive sufficient revenue from that product candidate and our financial results could be negatively impacted. Our efforts to educate the medical community and third-party payors regarding the benefits of our products may require significant resources and may never be successful.

If our product candidates do not achieve projected development milestones or commercialization in the announced or expected timeframes, the further development or commercialization of such product candidates may be delayed, and our business will be harmed.

We have estimated, and may in the future estimate, the timing of the accomplishment of various scientific, clinical, manufacturing, regulatory and other product development objectives. These milestones have and may include our expectations regarding the commencement or completion of preclinical studies and clinical trials, data readouts, the submission of regulatory filings, the receipt of marketing approval or the realization of other commercialization objectives. The achievement of many of these milestones may be outside of our control. All of these milestones are based on a variety of assumptions, including assumptions regarding capital resources, constraints and priorities, progress of and results from development activities and the receipt of key regulatory approvals or actions, any of which may cause the timing of achievement of the milestones to vary considerably from our estimates. If we or our collaborators fail to achieve announced milestones in the expected timeframes, the commercialization of the product candidates may be delayed, our credibility may be undermined, our business and results of operations may be harmed and the trading price of our common stock may decline.

Risks Related to Our Business and Operations

Our future performance is dependent on our ability to retain key employees and to attract, retain and motivate qualified personnel and manage our human capital.

Our ability to compete in the highly competitive biotechnology and biopharmaceutical industries is largely dependent on our ability to attract, motivate and retain highly qualified managerial, clinical, quality control, scientific and medical personnel. We are highly dependent on the development and management expertise of our executive officer team. We currently do not maintain “key person” life insurance on these individuals or any of our employees. This lack of insurance means that we may not have adequate compensation for the loss of the services of these individuals. The loss of one or more members of our management team or other key employees or advisors could delay our research and development programs and have a material and adverse effect on our business, financial condition, results of operations and prospects. We are dependent on the continued service of our technical personnel, because of the highly technical nature of ATTO-1310, ATTO-2306 and ATTO-1091 or any future product candidates and technologies, and the specialized nature of the regulatory approval process. Because our management team and key employees are not obligated to provide us with continued service, they could terminate their employment with us at any time without penalty.

In addition, job candidates and existing employees often consider the value of the stock awards they receive in connection with their employment. If the perceived benefits of our stock awards decline, either because we are a public company or for other reasons, it may harm our ability to recruit and retain highly skilled employees. Our employees may be more likely to leave us if the shares they own have significantly appreciated in value relative to the original purchase prices of the shares, or if the exercise prices of the options that they hold are significantly below the market price of our common stock, particularly after the expiration of the lock-up agreements described herein.

We primarily conduct our in-person operations at our corporate headquarters and research and development facility in San Carlos, California. This region is headquarters to many other biopharmaceutical companies and academic and research institutions. Competition for skilled personnel in our market, and nationally, is intense and may limit our ability to hire and retain highly qualified personnel on acceptable terms or at all. We also face competition for personnel from other companies, universities, public and private research institutions, government entities and other organizations. Our industry has experienced a high rate of turnover of management personnel in recent years. Our future performance will be dependent in large part on our continued ability to attract and retain highly qualified scientific, technical and management personnel, as well as personnel with expertise in clinical testing, manufacturing, governmental regulation and commercialization. If we are unable to continue to attract and retain high-quality personnel, the rate and success at which we can discover and develop product candidates will be limited, which could have a material and adverse effect on our business, financial condition, results of operations and prospects.

Our future growth may be dependent, in part, on our ability to operate in foreign markets, where we would be subject to additional regulatory burdens and other risks and uncertainties.

Our future growth may be dependent, in part, on our ability to develop and commercialize ATTO-1310, ATTO-2306 and ATTO-1091, if approved, and any future product candidates in foreign markets for which we may rely on collaboration with third parties. We are not permitted to market or promote ATTO-1310, ATTO-2306, ATTO-1091 or any future product candidates before we receive regulatory approval from the applicable regulatory authority in that foreign market and may never receive such regulatory approval for ATTO-1310, ATTO-2306, ATTO-1091 or any future product candidates. To obtain separate regulatory approval in many other countries, we must comply with numerous and varying regulatory requirements of such countries regarding safety and efficacy and governing, among other things, clinical trials and commercial sales, pricing and distribution of ATTO-1310, ATTO-2306, ATTO-1091 or any future product candidates, and we cannot predict success in these jurisdictions. If we fail to comply with the regulatory requirements in international markets and receive applicable regulatory approvals, our target market will be reduced and our ability to realize the full market potential of ATTO-1310, ATTO-2306, ATTO-1091 or any future product candidates will be harmed and our business will be adversely affected. We may not obtain foreign regulatory approvals on a timely basis, if at all. Our failure to obtain approval of any of ATTO-1310, ATTO-2306, ATTO-1091 or any future product candidates by regulatory authorities in another country may significantly diminish the commercial prospects of that product candidate and our business, financial condition, results of operations and prospects could be materially and adversely affected. Moreover, even if we obtain approval of ATTO-1310, ATTO-2306, ATTO-1091 or any future product candidates and ultimately commercialize ATTO-1310, ATTO-2306, ATTO-1091 or any future product candidates in foreign markets, we would be subject to the risks and uncertainties, including the burden of complying with complex and changing foreign regulatory, tax, accounting and legal requirements and reduced protection of intellectual property rights in some foreign countries.

We expect to expand our development, clinical and regulatory capabilities and operations as we grow, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

As of March 31, 2026, we had 45 full-time employees. We expect to increase the number of our employees and the scope of our operations, particularly in the areas of clinical development, clinical operations, manufacturing, late-stage regulatory affairs, finance, accounting, management information systems, business operations, public company compliance, communications and other corporate development functions, and, if ATTO-1310, ATTO-2306, ATTO-1091 or any of our future product candidates receive regulatory approval, sales, marketing and distribution capabilities. If we acquire additional product candidates or enter into future collaborations, we may have to further expand our employee base beyond our current projections, which may include further preclinical research and development or later-stage regulatory operations. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth and with developing sales, marketing and distribution infrastructure, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. As our operations expand, we also expect that we will need to manage additional relationships with various strategic partners, suppliers and other third parties. The expansion of our operations may lead to significant costs and may divert our management and business development resources.

If we are not able to effectively manage growth and expand our operations, we may not be able to successfully implement the tasks necessary to further develop and commercialize, if approved, ATTO-1310, ATTO-2306, ATTO-1091 or any future product candidates and, accordingly, we may not achieve our research, development and commercialization goals.

We face substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than we do.

The development and commercialization of new drug products is highly competitive. We face competition from entities that have made substantial investments into the rapid development of novel treatments for disorders associated with immune-mediated diseases, including large and specialty biopharmaceutical and biotechnology companies, some of which already have approved therapies in our current indications. The development and commercialization of therapeutic candidates for disorders associated with immune-mediated diseases is highly competitive. Our current and any future product candidates, if approved, will face significant competition, including from well-established, currently marketed therapies or recommended standards of care, and our failure to demonstrate a meaningful improvement to the existing standards of care may prevent us from achieving significant market penetration. Many of our competitors have significantly greater resources and experience than we do and we may not be able to successfully compete. We face substantial competition from multiple sources, including large and specialty biopharmaceutical and biotechnology companies, academic research institutions and governmental agencies and public and private research institutions.

Our current product candidates, initially under development for treatment of various immune-mediated diseases, if approved, would face competition from approved treatments, some of which have achieved commercial success. To compete successfully, we need to differentiate our product candidates from these currently marketed drugs, meaning that we will have to demonstrate that the relative cost, method of administration, safety, tolerability or efficacy of our product candidates provides a better alternative to existing and new therapies. Our commercial opportunity and likelihood of success will be reduced or eliminated if our product candidates are not ultimately demonstrated to be safer, more effective, more conveniently administered or less expensive than the current standards of care. Furthermore, even if our product candidates are able to achieve these attributes, acceptance of our products may be inhibited by the reluctance of physicians to switch from existing therapies to our products, or if physicians choose to reserve our products for use in limited circumstances.

Many of our competitors have significantly greater financial, technical, manufacturing, marketing, sales and supply resources or experience than us. If we obtain regulatory approval for any product candidate, we will face competition based on many different factors, including the safety and effectiveness of our current or any future product candidates, the ease with which our current or any future product candidates can be administered and the extent to which participants accept relatively new routes of administration, the timing and scope of regulatory approvals for these product candidates, the availability and cost of manufacturing, marketing and sales capabilities, price, reimbursement coverage and patent position. Competing products could present superior treatment alternatives, including by being more effective, safer, less expensive or marketed and sold more effectively than any products we may develop. Competitive products may make any products we develop obsolete or noncompetitive before we recover the expense of developing and commercializing our current or any future product candidates. Such competitors could also recruit our employees, which could negatively impact our level of expertise and our ability to execute our business plan. In addition, any collaborators may decide to market and sell products that compete with the product candidates that we have agreed to license to them, and any competition by our collaborators could also have a material adverse effect on our future business, financial condition, and results of operations. Mergers and acquisitions in the biopharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller and other early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified management and other personnel and establishing clinical trial sites and patient/participant registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

We depend on the efficient and uninterrupted availability and use of our data, the uninterrupted operation of our information technology systems, and the information technology systems of the third-party vendors, contractors, consultants and other partners (collectively, third parties) with whom we work, which may fail or suffer security incidents, cyberattacks, loss of data and other disruptions. If such systems or our data are or were compromised, we may experience adverse consequences resulting from such compromise, including but not limited to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; loss of customers or sales; and other impacts to our business.

We are increasingly dependent on information technology systems, infrastructure and data to operate our business. In the ordinary course of business, we, and the third parties with whom we work, collect, process, store, generate, transfer, and transmit (collectively, process) a significant amount of personal information and other sensitive information, including our proprietary and confidential business data, trade secrets, employee data, intellectual property, data we collect about trial participants in connection with clinical trials, and other sensitive third-party data (collectively, sensitive data). It is important that we do so in a manner designed to maintain the availability, confidentiality, and integrity of such data.

We and the third parties with whom we work may experience security incidents caused by our personnel, vendors, or other external actors, including cyber-attacks, malicious internet-based activity, online and offline fraud, and other activities that could threaten the confidentiality, integrity, and availability of our sensitive data and information technology systems and those of the third parties with whom we work. Such threats are prevalent, continue to rise, are increasingly difficult to detect, and come from a variety of sources, including criminals, “hacktivists,” insiders, and sophisticated nation state or state-supported actors. We and the third parties with whom we work are subject to evolving threats such as social-engineering attacks (including deep fakes and phishing), malicious code (such as viruses and worms), malware (including advanced persistent threat intrusions), denial-of-service attacks, credential stuffing, credential harvesting, personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data, adware, telecommunications failures, earthquakes, fires, floods, attacks enhanced or facilitated by artificial intelligence, and other similar threats.

It may be difficult or costly to detect, investigate, mitigate, contain, and remediate a security incident. Our efforts to do so may not be successful. Actions taken by us or the third parties with whom we work to detect, investigate, mitigate, contain, and remediate a security incident could result in outages, data losses, and disruptions of our business. Threat actors may also gain access to the same or other networks and systems after a compromise of our networks and systems or those of the third parties with whom we work.

Remote work has increased risks to our information technology systems and data, as our employees utilize network connections, computers and devices outside our premises or network, including working at home, while in transit and in public locations.

Future business transactions (such as acquisitions) could expose us to additional cybersecurity risks and vulnerabilities as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies. Furthermore, we may discover security issues not found during due diligence of such acquired or integrated entities or it may be difficult to integrate companies into our information technology environment and security program.

We also outsource certain elements of our information technology systems and operations to various third parties. Our ability to monitor these third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place despite any applicable contractual representations and warranties to do so. If the third parties with whom we work experience a security incident or other interruption, we could experience adverse consequences. While we may be entitled to damages if such third parties fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover any such award. In addition, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties’ infrastructure in our supply chain or that of the third parties with whom we work have not been or will not be compromised.

We, and the third parties with whom we work, take steps designed to detect, mitigate, and remediate vulnerabilities in our information systems; however, we may not detect and remediate all such vulnerabilities on a timely basis. Further, we may experience delays in developing and deploying remedial measures and patches designed to address identified vulnerabilities. Vulnerabilities could be exploited and result in a security incident.

Despite the implementation of these security measures, any of the previously identified or similar threats could cause a security incident or other interruption that could result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to our sensitive data, or our information technology systems, or those of the third parties with whom we work. A security incident or other interruption could disrupt our or the third parties with whom we work’s ability to provide our services.

To try to protect our information technology systems and sensitive data, we have expended and may expend significant resources to implement and maintain specific security measures, industry standards, and reasonable security measures. Applicable data privacy and security obligations may require us, or we may voluntarily choose, to notify relevant stakeholders, including affected individuals, customers, regulatory authorities, and investors, of security incidents, or to take other actions, such as providing credit monitoring and identity theft protection services. Such disclosures and related actions can be costly, and the disclosure or the failure to comply with such applicable requirements could lead to adverse consequences.

The risk of a security incident or other disruption has generally increased as the number, intensity, and the sophistication of attempted and successful attacks and intrusions from around the world have increased. We may not be able to anticipate all types of security threats, nor implement effective preventive measures against all such security threats. If we (or a third party with whom we work) experience or are perceived to have experienced a security incident involving sensitive data or information technology systems, we may experience material adverse consequences, such as government enforcement actions (for example, investigations, fines, penalties, audits, or inspections); additional reporting requirements or oversight; restrictions on processing sensitive data; litigation (including possible class-action claims); indemnification obligations; negative publicity; reputational harm; monetary fund diversions; diversion of management attention; interruptions in our operations (including availability of data); financial loss; and other similar harms. Security incidents and attendant material consequences may cause existing customers to stop enrolling patients in our sponsored clinical trials or prescribing our products, deter new customers from doing so, and negatively impact our ability to grow and operate our business. Furthermore, if the information technology systems of a third party with whom we work become subject to a security incident or other disruption, we may have insufficient recourse against such third parties and we may have to expend significant resources to mitigate the impact of such an event, and to develop and implement protections to prevent future events of this nature from occurring.

Significant disruptions of our information technology systems or those of the third parties with whom we work, or security breaches could result in the loss, misappropriation or unauthorized access, use, or disclosure of, or the prevention of access to, confidential information (including trade secrets or other intellectual property or proprietary business information) and claims by our counterparties that we have failed to comply with legal or contractual obligations, which could result in financial, legal, business, and reputational harm to us.

There can be no assurance that the limitations of liability in our contracts would be enforceable or adequate to protect us from liabilities and damage, and we may not have adequate insurance coverage to cover all types of costs, expenses and losses we could incur with respect to security breaches or disruptions. The successful assertion of one or more large claims against us that exceed any available insurance coverage, or results in changes to our insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements), could have an adverse effect on our business. In addition, we cannot be sure that our existing insurance coverage will continue to be available on acceptable terms or that our insurers will not deny coverage as to any future claim.

We and the third parties with whom we work, are, or may in the future become, subject to stringent and changing obligations related to data privacy and security. Our (or their) actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions; litigation (including class-action claims) or mass arbitration demands; fines or penalties; disruptions to our business operations; reputational harm; loss of revenue or profits; loss of customers or sales; and other adverse business consequences.

The global data protection landscape is rapidly evolving and our data processing activities subject us to numerous data privacy and security obligations, such as various state, federal and foreign laws, regulations, guidance, industry standards, external and internal privacy and security policies, contractual requirements and other obligations that govern the processing of sensitive data by us and on our behalf, and we may be subject to new or additional obligations related to data privacy and security and face increased scrutiny from regulatory authorities as our business grows. The legislative and regulatory landscape for data privacy and security continues to evolve worldwide, and there has been an increasing focus on these issues with the potential to adversely affect our business. Various global legislative and regulatory bodies, or self-regulatory organizations, may expand current laws, rules or regulations, enact new ones or issue guidance regarding data privacy and security that could impact our business. As implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, we cannot yet determine the impact that future privacy and security obligations may have on our business. This evolution creates uncertainty in our business and may affect our ability to operate in certain jurisdictions or to process sensitive data, necessitate the acceptance of more onerous obligations in our contracts, result in liability, or impose additional costs on us. The cost of compliance with these obligations is high and is likely to increase in the future. Any failure or perceived failure by us to comply with federal, state or foreign laws or regulations, our internal policies and procedures or our contracts governing our processing of sensitive data could result in negative publicity, government investigations or enforcement actions, claims by third parties or damage to our reputation, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In the United States, federal, state, and local governments have enacted numerous data privacy and security laws, including consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), comprehensive consumer privacy laws, sector-specific privacy laws, data breach notification laws, laws regarding marketing, and other similar laws governing the processing of sensitive data that we are or may in the future be required to comply with. In addition, we obtain health information from third parties (including research institutions from which we obtain clinical trial data) that is subject to privacy and security requirements under the Health Insurance Portability and Accountability Act (HIPAA), which imposes among other things, certain requirements relating to the privacy, security, transmission, and breach of individually identifiable health information. If we violate HIPAA, depending on the specific facts and circumstances, we could be subject to significant fines, penalties or regulatory inquiries or actions.

Over a third of U.S. states have enacted comprehensive consumer privacy laws that impose certain obligations on covered businesses, including providing specific disclosures in privacy notices and affording residents with certain rights concerning their personal information. Similar laws are being considered in several other states, as well as at the federal and local levels, and we expect more states to pass similar laws in the future. While these states exempt some data processed in the context of clinical trials, these developments may further complicate compliance efforts and increase legal risk and compliance costs for us and the third parties with whom we work. Certain states have also adopted specific privacy and security laws and regulations which govern the privacy, processing and protection of health-related personal information. Such laws and regulations will likely be subject to interpretation by various courts and other governmental authorities, creating potentially complex compliance issues for us and our future customers and strategic partners. In addition to government activity, privacy advocacy groups and technology and other industries continue to consider new or revised self-regulatory standards related to privacy and security that may place additional burdens on us.

Outside the United States, an increasing number of laws, regulations, and industry standards govern data privacy and security. For example, in Canada, the Personal Information Protection and Electronic Documents Act (PIPEDA) and various related provincial laws apply to our operations.

Additionally, the U.S. Department of Justice issued a final rule, effective April 8, 2025, entitled “Preventing Access to U.S. Sensitive Personal Data and Government-Related Data by Countries of Concern or Covered Persons,” which places additional restrictions on certain data transactions involving “countries of concern” (currently, China (including Hong Kong and Macau), Russia, Iran, North Korea, Cuba and Venezuela) and “covered persons” (entities owned by, organized under the laws of, or operating in such countries, as well as certain individuals affiliated with those countries). The rule restricts or prohibits a range of business activities, such as vendor engagements, data brokerage transactions, employment of certain individuals, and certain investor agreements, if they involve the transfer or access to “sensitive personal data” (such as precise geolocation data, biometric identifiers, personal health data, and personal financial data) above specific thresholds. Certain transactions may be permitted if specific security requirements are met or exemptions apply, but others may be outright prohibited. Violations of the rule could result in significant civil and criminal fines and penalties. Aside from certain narrow exemptions, the rule applies regardless of whether data is anonymized, key-coded, pseudonymized, de-identified or encrypted, which may present challenges for companies like ours and may impact our ability to transfer data in connection with certain transactions or agreements.

In addition to data privacy and security laws, we are also bound by other contractual obligations related to data privacy and security. For example, we may be contractually required to indemnify and hold harmless third parties with whom we work from the costs or consequences of non-compliance with applicable laws, rules and regulations or other legal obligations relating to privacy or security or any inadvertent or unauthorized processing of sensitive data that we store or handle as part of operating our business. Any of these events could adversely affect our reputation, business, or financial condition, including but not limited to: loss of customers;

interruptions or stoppages in our business operations (including clinical trials); inability to process personal information or to operate in certain jurisdictions; limited ability to develop or commercialize our products; expenditure of time and resources to defend any claim or inquiry; adverse publicity; or substantial changes to our business model or operations. We also publish privacy policies, marketing materials, and other statements concerning data privacy and security. Regulatory authorities in the United States and other jurisdictions are increasingly scrutinizing these statements, and if these policies, materials or statements are found to be deficient, deceptive, unfair, or misleading, we would be subject to investigation or enforcement actions by regulatory authorities.

We cannot assure you that our CROs, contract manufacturing organizations (CMOs) or other third parties with whom we work will not breach contractual obligations imposed by us, or that they will not experience data security incidents or other interruptions, which could have a corresponding effect on our business, including under privacy laws and regulations or which could in turn adversely affect our business, financial condition, results of operations and prospects. Our contractual measures and our own privacy and security-related safeguards may not be sufficient to completely protect us from the risks associated with the third-party processing of such information. Any of the foregoing could adversely affect our business, financial condition, results of operations and prospects.

Complying with these complex and often evolving privacy and security related obligations can be expensive, difficult, time consuming, and subject to inconsistent application and interpretation. Any actual or perceived failure to comply with any such obligations, whether by us, or by our CROs, CMOs, partners or other third parties with whom we work, could result in significant adverse consequences, including: investigation costs; material fines and penalties; compensatory, special, punitive, or statutory damages; litigation (including class-action claims) and mass arbitration demands; government enforcement actions; requirements to provide notices, credit monitoring or other services to impacted individuals; adverse actions against our licenses; bans or restrictions on processing personal information; required changes to our services, technologies, systems, or practices (or those of our partners); reputational damage; imprisonment of company officials; and injunctive relief.

In addition, any actual, perceived or suspected failure to comply with applicable privacy and security obligations —regardless of whether it results in unauthorized or lawful processing of sensitive data--may lead to enforcement actions, private litigation, significant fines and penalties, regulatory investigations, adverse publicity, loss of customer trust, and other consequences that could adversely affect our business, financial condition, results of operations and prospects.

If we, or any contract manufacturers or suppliers we engage, fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could harm our business.

We and our third-party contractors are subject to numerous federal, state, local and foreign environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals and biological materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources, including any available insurance. We could also be held liable for unexpected safety events that could happen in our business offices.

In addition, our leasing and operation of real property may subject us to liability pursuant to certain of these laws or regulations. Under existing United States environmental laws and regulations, current or previous owners or operators of real property and entities that disposed or arranged for the disposal of hazardous substances may be held strictly, jointly and severally liable for the cost of investigating or remediating contamination caused by hazardous substance releases, even if they did not know of and were not responsible for the releases.

We could incur significant costs and liabilities which may adversely affect our financial condition and operating results for failure to comply with such laws and regulations, including, among other things, civil or criminal fines and penalties, property damage and personal injury claims, costs associated with upgrades to our facilities or changes to our operating procedures, or injunctions limiting or altering our operations.

Although we maintain liability insurance to cover us for costs and expenses that we may incur due to injuries to our employees, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological, hazardous or radioactive materials.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations, which are becoming increasingly more stringent, may impair our research, development or production efforts. Our failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Our business entails a significant risk of product liability and our ability to obtain sufficient insurance coverage could have a material and adverse effect on our business, financial condition, results of operations and prospects. If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit, delay or cease commercialization of our products.

When we conduct clinical trials of our current and any future product candidates, we may be exposed to significant product liability risks inherent in the development, testing, manufacturing and marketing of therapeutic treatments. Product liability claims could delay or prevent completion of our development programs. If we succeed in marketing products, if approved, such claims could result in an FDA investigation of the safety and effectiveness of our products, our manufacturing processes and facilities or our marketing programs and potentially a recall of our products or more serious enforcement action by U.S. or foreign regulatory authorities, limitations on the approved indications for which they may be used or suspension or withdrawal of approvals. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit, delay or cease the commercialization of our products. Regardless of the merits or eventual outcome, liability claims may also result in decreased demand for our products, termination of clinical trial sites or entire trial programs, withdrawal of clinical trial participants, injury to our reputation and significant negative media attention, significant costs to defend the related litigation, a diversion of management’s time and our resources from our business operations, substantial monetary awards to trial participants or patients, loss of revenue, the inability to commercialize any products that we may develop, and a decline in our stock price.

We currently maintain approximately $10.0 million in general liability insurance and $10.0 million in product liability insurance. We may, however, need to obtain higher levels of insurance coverage for later stages of clinical development or marketing any of our product candidates. Any insurance we have or may obtain may not provide sufficient coverage against potential liabilities. Furthermore, clinical trial and product liability insurance is becoming increasingly expensive. As a result, we may be unable to obtain sufficient insurance at a reasonable cost to protect us against losses caused by product liability claims that could have a material and adverse effect on our business, financial condition, results of operations and prospects. Our inability to obtain and retain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of our product candidates. Although we will maintain such insurance, any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. Our insurance policies will also have various exclusions, and we may be subject to a product liability claim for which we have no coverage. We may have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts.

Our employees, independent contractors, consultants and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements and insider trading.

We are exposed to the risk of employee fraud or other illegal activity by our employees, independent contractors, consultants and vendors. Misconduct by these parties could include intentional, reckless and/or negligent conduct that fails to comply with FDA regulations, provide true, complete and accurate information to the FDA or other comparable foreign regulatory authorities, comply with manufacturing standards we may establish, comply with healthcare fraud and abuse laws and regulations, report financial information or data accurately or disclose unauthorized activities to us. If we obtain FDA approval of any of our current or future product candidates and begin commercializing those products in the United States, our potential exposure under these laws will increase significantly, and our costs associated with compliance with these laws will likely increase. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. Additionally, we are subject to the risk that a person could allege such fraud or other misconduct, even if none occurred. It is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a material and adverse effect on our business, financial condition, results of operations and prospects, including the imposition of significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, the curtailment or restructuring of our operations, loss of eligibility to obtain approvals from the FDA or other comparable foreign regulatory authorities exclusion from participation in government contracting, healthcare reimbursement or other government programs, including Medicare and Medicaid, integrity oversight and reporting obligations, or reputational harm.

Changes in tax laws or regulations that are applied adversely to us may have a material adverse effect on our business, cash flows, financial condition or results of operations.

New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time, which could adversely affect our business operations and financial performance. For example, legislation enacted in 2017, informally titled the Tax Cuts and Jobs Act (TCJA), enacted many significant changes to the U.S. tax laws. For our 2022 through 2024 tax years, the TCJA eliminated the option to immediately deduct research and development expenditures and required taxpayers to amortize domestic expenditures over five years and foreign expenditures over fifteen years. Beginning with our 2024 tax year, and with permitted retrospective application to amend the 2023 tax return, the One Big Beautiful Bill Act, or OBBBA, restored immediate deductibility of domestic expenditures, while foreign expenditures will continue to be capitalized and amortized over fifteen years. Future changes in corporate tax rates, the realization of net deferred tax assets relating to our operations, the taxation of foreign earnings, and the deductibility of expenses could have a material impact on the value of our deferred tax assets, could result in significant one-time charges, and could increase our future tax expense. Further, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us.

Further, we are subject to U.S. federal, state, and local income taxes and other taxes in the United States and will be subject to income taxes, withholding taxes, transaction taxes, and other taxes in any foreign jurisdictions in which we currently do business or may do business in the future. Due to the expanding scale of our international business activities, we may become subject to taxation in additional foreign jurisdictions. Moreover, changes to our corporate structure, including increased headcount and expanded functions outside of the United States, as well as changes to the tax laws in the jurisdictions in which we do business, could impact our worldwide effective tax rate and adversely affect our operating results and financial condition.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

We have incurred substantial losses during our history and do not expect to become profitable in the near future, and we may never achieve profitability. Under current law, unused U.S. federal net operating losses generated in tax years beginning after December 31, 2017, will not expire and may be carried forward indefinitely, but the deductibility of such federal net operating losses for any year is limited to no more than 80% of the excess, if any, of current year taxable income (without regard to certain deductions). In addition, both our current and our future unused losses and other tax attributes may be subject to limitation under Sections 382 and 383 of the U.S. Internal Revenue Code of 1986, as amended (the Code), if we undergo, or have undergone, an “ownership change,” generally defined as a greater than 50 percentage point change (by value) in our equity ownership by certain stockholders or groups of stockholders over a three-year period. It is possible that we have undergone one or more “ownership changes” in the past. We may also undergo an ownership change as a result of the offering or other shifts in the ownership of our capital stock in the future, which may further limit our ability to use our pre-change net operating loss carryforwards and other pre-change tax attributes (such as research tax credits) to offset our post-change income or taxes. Similar provisions of state tax law may also apply to limit our use of accumulated state tax attributes. In addition, at the state level, there may be periods during which the use of net operating losses is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed. As a result, even if we attain profitability, we may be unable to use all or a material portion of our net operating losses and other tax attributes, which could adversely affect our future cash flows.

Our quarterly and annual operating results may fluctuate significantly or may fall below the expectations of investors or securities analysts, each of which may cause our stock price to fluctuate or decline.

We expect our operating results to be subject to quarterly fluctuations. Our net loss and other operating results will be affected by numerous factors, including:

•	timing and variations in the level of expense related to the ongoing development of ATTO-1310, ATTO-2306, ATTO-1091 or any future development programs;

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timing and results of preclinical studies, existing and future clinical trials, or the addition or termination of future preclinical studies and clinical trials or funding support by us, or existing or future collaborators or licensing partners;

•	our ability to enroll patients in clinical trials and the timing and status of enrollment for our clinical trials;

•	the need to conduct unanticipated clinical trials or trials that are larger or more complex than anticipated;

•	competition from products that compete with our product candidates, and changes in the competitive landscape of our industry, including consolidation among our competitors or partners;

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our execution of any additional collaboration or licensing agreements with third parties or other strategic transactions, and the timing of payments we may make or receive under existing or future arrangements or the termination or modification of any such existing or future arrangements;

•	any intellectual property infringement lawsuit or opposition, interference or cancellation proceeding in which we may become involved;

•	additions and departures of key personnel;

•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	future accounting pronouncements or changes in our accounting policies;

•	regulatory developments affecting ATTO-1310, ATTO-2306, ATTO-1091 or any future product candidates or those of our competitors;

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the timing and cost to establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval and intend to commercialize on our own or jointly with current or future collaborators;

•	our ability to adequately support future growth;

•	potential unforeseen business disruptions that increase our costs or expenses;

•	effects of macro events, such as inflation, geopolitical conflicts, pandemics, natural disasters and supply chain issues, on our business and operations; and

•	changes in general global market, political and economic conditions.

If our quarterly or annual operating results fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated revenue or earnings guidance we may provide. Furthermore, any quarterly or annual fluctuations in our operating results may, in turn, cause the price of our common stock to fluctuate substantially. We believe that quarterly or annual comparisons of our financial results are not necessarily meaningful and should not be relied on as an indication of our future performance.

Our estimates of market opportunity and forecasts of market growth may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business may not grow at similar rates, or at all.

Our estimates and forecasts relating to size and expected growth of our target market may prove to be inaccurate. Even if the markets in which we compete meet our size estimates and growth forecasts, our business may not grow at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties.

Our revenue will be dependent, in part, upon the size of the markets in the territories for which we gain regulatory approval, the accepted price for the product, the ability to obtain coverage and reimbursement and whether we own the commercial rights for that territory. If the number of our addressable patients is not as significant as we estimate, the indication approved by regulatory authorities is narrower than we expect or the treatment population is narrowed by competition, physician choice or treatment guidelines, we may not generate significant revenue from sales of such products, even if approved.

Risks Related to Intellectual Property

If we are unable to obtain and maintain patent protection or other necessary rights for any of our current or future product candidates and technology, or if the scope of the patent protection obtained is not sufficiently broad or our rights under our patents are not sufficiently broad, our competitors could develop and commercialize products and technology similar or identical to ours, and our ability to successfully commercialize our products and technology may be adversely affected.

Our success is dependent in part on our ability to obtain and maintain proprietary or intellectual property protection in the United States and other countries for our current product candidates or any future product candidates, as well as our core technologies, including our manufacturing know-how. We strive to protect and enhance the proprietary technology, inventions and improvements that are commercially important to the development of our business by seeking, maintaining and defending our intellectual property, whether developed internally or licensed from third parties. We also rely on trade secrets, know-how, continuing technological innovation and in-licensing opportunities to develop, strengthen and maintain our proprietary position in the field of immune-mediated diseases drug development.

The patent position of biotechnology and biopharmaceutical companies generally is highly uncertain, involves complex legal and factual questions, and has in recent years been the subject of much litigation. The degree of patent protection we require to successfully compete in the marketplace may be unavailable or severely limited in some cases and may not adequately protect our rights or permit us to gain or keep any competitive advantage. We cannot provide any assurances that any of our own or licensed patent applications will mature into issued patents, and cannot provide any assurances that any such patents, if issued, will include claims with a scope sufficient to protect our current and future product candidates or otherwise provide any competitive advantage. Additionally, patents can be enforced only in those jurisdictions in which the patent has issued. Furthermore, patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years after its first nonprovisional U.S. filing. The natural expiration of a patent outside of the United States varies in accordance with provisions of applicable local law, but is generally 20 years from the earliest local filing date. Various extensions may be available; however, the life of a patent, and the protection it affords, is limited. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized.

Moreover, our platform license may be subject to field restrictions and retained rights, which may adversely impact our competitive position. See “Business—Alamar Platform License Agreement.” Our licensed patent portfolio may not provide us with adequate and continuing patent protection sufficient to exclude others from commercializing products similar to our product candidates, including biosimilar and interchangeable versions of such products. In addition, the patent portfolio licensed to us is, or may be, licensed to third parties outside our licensed field, and such third parties may have certain enforcement rights. Thus, patents licensed to us could be put at risk of being invalidated or interpreted narrowly in litigation filed by or against another licensee or in administrative proceedings brought by or against another licensee in response to such litigation or for other reasons.

Other parties have developed technologies that may be related or competitive to our own and such parties may have filed or may file patent applications, or may have received or may receive patents, claiming inventions that may overlap or conflict with those claimed in our own patent applications or issued patents. Publication of discoveries in the scientific literature lags behind the actual discoveries, and patent applications in the United States and in other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot know with certainty whether the inventors of our patents and applications were the first to make the inventions claimed in those patents or pending patent applications, or that they were the first to file for patent protection of such inventions. Further, we cannot assure that all of the potentially relevant prior art relating to our patents and patent applications has been found. If such prior art exists, it can invalidate a patent or prevent a patent from issuing from a pending patent application. As a result, the issuance, scope, validity and commercial value of our patent rights cannot be predicted with any certainty. Further, if the breadth or strength of protection provided by our patents and patent applications is threatened, regardless of the outcome, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

In addition, the patent prosecution process is expensive and time-consuming, and we or our licensors may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. In addition, the scope of the claims initially submitted for examination may be significantly narrowed by the time they issue, if at all. It is also possible that we or our licensors will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. We cannot provide any assurances that we will be able to pursue or obtain additional patent protection based on our research and development efforts, or that any such patents or other intellectual property we generate will provide any competitive advantage. Moreover, we do not have the right to control the preparation, filing and prosecution of patent applications, or to control the maintenance of the patents, covering technology that we license from third parties. Therefore, these patents and applications may not be filed, prosecuted or maintained in a manner consistent with the best interests of our business.

Even if we acquire patent protection that we expect should enable us to maintain competitive advantage, the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability. Third parties, including former employees, consultants, collaborators and competitors, may challenge the inventorship, scope, validity, or enforceability thereof, which may result in such patents being narrowed, invalidated or held unenforceable. If issued, our patents may be challenged in patent offices in the United States and abroad, or in court. For example, we may be subject to Post Grant Review or Inter Partes Review proceedings to the U.S. Patent Trial and Appeal Board (PTAB) challenging the validity of one or more claims of our patents, once issued. Such submissions may also be made prior to a patent’s issuance, precluding the granting of a patent based on one of our patent applications. We may become involved in opposition, reexamination, inter partes review, post-grant review, derivation, or similar proceedings in the United States or abroad challenging the claims of our patents, once issued. Furthermore, patents may be challenged in court, once issued. Competitors may have filed patent applications before the inventors of our patents did. A competitor may also claim that we are infringing its patents and that we therefore cannot practice our technology as claimed under our patent applications and patents, if issued. As a result, one or more claims of our patents may be narrowed or invalidated. In litigation, a competitor could claim that our patents, if issued, are not valid for a number of reasons. If a court agrees, we would lose our rights to those challenged patents.

Even if they are unchallenged, our patents and pending patent applications, if issued, may not provide us with any meaningful protection or prevent competitors from designing around our patent claims to circumvent our patents by developing similar or alternative technologies or therapeutics in a non-infringing manner. For example, even if we have a valid and enforceable patent, we may not be able to exclude others from practicing our invention if the other party can show that they used the invention in commerce before our filing date or the other party benefits from an ex-U.S. compulsory license. If the patent protection provided by the patents and patent applications we hold or pursue with respect to our product candidates is not sufficiently broad to impede such competition, our ability to successfully commercialize our product candidates could be negatively affected, which would harm our business.

Certain regulatory exclusivities may be available. However, the scope of such regulatory exclusivities is subject to change, and may not provide us with adequate and continuing protection sufficient to exclude others from commercializing products similar to our product candidates.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position could be harmed.

In addition to patent protection, we rely on the protection of our trade secrets, unpatented know-how, technology and other proprietary information to maintain our competitive position. Although we have taken steps to protect our trade secrets and unpatented know-how, including entering into confidentiality agreements with third parties, and confidential information and inventions agreements with employees, consultants and advisors, we cannot provide any assurances that any party thereto will not breach the agreement and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets.

Moreover, third parties may still obtain this information or may come upon this or similar information independently, and we would have no right to prevent them from using that technology or information to compete with us. If any of these events occurs or if we otherwise lose protection for our trade secrets, the value of this information may be greatly reduced, and our competitive position could be harmed. If we do not apply for patent protection prior to such publication or if we cannot otherwise maintain the confidentiality of our proprietary technology and other confidential information, then our ability to obtain patent protection or to protect our trade secret information may be jeopardized.

If we breach our license agreement with Alamar or any other third-parties, or if there are disputes over the intellectual property that we license, it could have a material adverse effect on our commercialization efforts for ATTO-1310, ATTO-2306, and ATTO-1091 and any current or future product candidates.

We are party to a platform license agreement with Alamar (Alamar Platform License Agreement) that enables us to utilize third-party intellectual property in the development of ATTO-1310, ATTO-2306 and ATTO-1091, and we may in the future enter into more such license agreements with third parties under which we license the use, development and commercialization rights to current or future product candidates or technology from third parties.

These intellectual property license agreements may require us to comply with various obligations, including diligence obligations such as development and commercialization obligations, as well as potential royalty and milestone payments and other obligations. If we fail to comply with our obligations under any of these license agreements, use the licensed intellectual property in an unauthorized manner, we are subject to bankruptcy-related proceedings or otherwise materially breach any of these license agreements, the terms of the license granted may be materially modified, such as by rendering currently exclusive licenses non-exclusive, or it may give our licensors the right to terminate the applicable license agreement, in whole or in part. Generally, the loss of or termination of our rights under the Alamar Platform License Agreement, or any other licenses we may acquire in the future, could harm our business, financial condition, results of operations and prospects.

We may also, in the future, enter into license agreements with third parties under which we are a sublicensee. If our sublicensor fails to comply with its obligations under its upstream license agreement with its licensor, the licensor may have the right to terminate the upstream license, which may result in termination of our sublicense. If this were to occur, we would no longer have rights to the applicable intellectual property unless we are able to secure our own direct license with the owner of the relevant rights, which we may not be able to do on reasonable terms, or at all, which may impact our ability to continue to develop and commercialize product candidates incorporating the relevant intellectual property.

Licensing of intellectual property is of critical importance to our business and involves complex legal, business and scientific issues. Disputes may arise between us and our licensors regarding intellectual property subject to a license agreement, including:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	whether and the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

•	our right to sublicense patent and other intellectual property rights to third parties under collaborative development relationships;

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our diligence obligations with respect to the use of the licensed technology in relation to our development and commercialization product candidates, and what activities satisfy those diligence obligations;

•	our right to transfer or assign the license;

•	the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and

•	whether and the extent to which inventors are able to contest the assignment of their rights to our licensors.

If disputes over intellectual property that we have licensed or license in the future prevent or impair our ability to maintain our current licensing arrangements on acceptable terms or at all, we may be unable to successfully develop and commercialize the affected product candidates, which could have a material adverse effect on our business. In addition, if disputes arise as to ownership of licensed intellectual property, our ability to pursue or enforce the licensed patent rights may be jeopardized. If we or our licensors fail to adequately protect this intellectual property, our ability to commercialize our products could suffer. Further, certain of our future license agreements with third parties may limit or delay our ability to consummate certain transactions, may impact the value of those transactions or may limit our ability to pursue certain activities (e.g., we may in the future enter into license agreements that are not assignable or transferable, or that require the licensor’s express consent in order for an assignment or transfer to take place).

As the field of immune-mediated diseases continues to mature, patent applications are being processed by national patent offices around the world. There is uncertainty about which patents will issue and, if they do, as to when, to whom, and with what claims. In addition, third parties may attempt to invalidate our intellectual property rights. Even if our rights are not directly challenged, disputes could lead to the weakening of our intellectual property rights. Our defense against any attempt by third parties to circumvent or invalidate our intellectual property rights could be costly to us, could require significant time and attention of our management and could have a material and adverse effect on our business, financial condition, results of operations and prospects or our ability to successfully compete. If we are found to infringe a third-party’s intellectual property rights, we could be forced, including by court order, to cease developing, manufacturing or commercializing the infringing product candidate or product.

We may not be able to protect our intellectual property rights throughout the world.

Although we have pending patent applications in the United States and other countries, filing, prosecuting, maintaining, enforcing and defending patents in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our product candidates, and our patents, the patents of our licensors, or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of many foreign countries do not favor the enforcement of patents and other intellectual property protection, which could make it difficult for us to stop the infringement of our patents or our licensors’ patents or marketing of competing products in violation of our proprietary rights. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents or the patents of our licensors at risk of being invalidated or interpreted narrowly and our patent applications or the patent applications of our licensors at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations and prospects may be adversely affected.

We, our licensors, or any future collaborators and strategic partners may need to resort to litigation to protect or enforce our patents, if and when granted, or other proprietary rights, all of which could be costly, time consuming, delay or prevent the development and commercialization of ATTO-1310, ATTO-2306, ATTO-1091 and any future product candidates, or put our patents, if and when granted, and other proprietary rights at risk.

Competitors may infringe our patents, if and when granted, or other intellectual property. If we were to initiate legal proceedings against a third party to enforce a patent covering one of our products or our technology, the defendant could counterclaim that our patent is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, for example, lack of novelty, lack of adequate written description, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that an individual connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. The outcome following legal assertions of invalidity or unenforceability during patent litigation is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on one or more of our products or certain aspects of our platform technology. Such a loss of patent protection could have a material and adverse effect on our business, financial condition, results of operations and prospects. Derivation proceedings provoked by third parties or brought by us may be necessary to determine the inventorship of inventions with respect to our patents or patent applications. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms or at all, or if a non-exclusive license is offered and our competitors gain access to the same technology. In addition, the uncertainties associated with litigation could have a material adverse effect on our ability to raise the funds necessary to continue our clinical trials, continue our research programs, license necessary technology from third parties, or enter into development partnerships that would help us bring ATTO-1310, ATTO-2306, ATTO-1091 or any future product candidates to market. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our common stock. Patents and other intellectual property rights will not protect our technology if competitors design around our protected technology without legally infringing our patents or other intellectual property rights.

Intellectual property rights of third parties could adversely affect our ability to commercialize ATTO-1310, ATTO-2306, ATTO-1091 and any future product candidates, and we, our licensors or collaborators, or any future strategic partners may become subject to third-party claims or litigation alleging infringement of patents or other proprietary rights or seeking to invalidate patents or other proprietary rights. We might be required to litigate or obtain licenses from third parties in order to develop or market ATTO-1310, ATTO-2306, ATTO-1091 and any future product candidates. Such litigation or licenses could be costly or not available on commercially reasonable terms.

We, our licensors or collaborators, or any future strategic partners, may be subject to third-party claims for infringement or misappropriation of patent or other proprietary rights. There are a substantial number of forums available for challenging intellectual property rights, both within and outside the United States, involving patent and other intellectual property rights in the biotechnology and biopharmaceutical industries, including patent infringement lawsuits, interferences, derivations, post-grant reviews, oppositions and inter partes review proceedings before the USPTO, and corresponding foreign patent offices. There may be issued patents and pending patent applications that claim aspects of our targets or ATTO-1310, ATTO-2306, ATTO-1091 or any future product candidates and modifications that we may need to apply to ATTO-1310,

ATTO-2306, ATTO-1091 or any future product candidates. There may be issued patents that claim methods which may be relevant to the products we wish to develop. Thus, it is possible that one or more entities will hold patent rights to which we will need a license. If those entities refuse to grant us a license to such patent rights on reasonable terms, we may not be able to market products or perform research and development or other activities covered by these patents, which could have a material and adverse effect on our business, financial condition, results of operations and prospects. If we, our licensors or collaborators, or any future strategic partners are found to infringe a third-party patent or other intellectual property rights, we could be required to pay damages, potentially including treble damages and attorneys’ fees if we or they are found to have infringed willfully. In addition, we, our licensors or collaborators, or any future strategic partners may choose to seek, or be required to seek, a license from a third party, which may not be available on acceptable terms, if at all. Even if a license can be obtained on acceptable terms, the rights may be non-exclusive, which could give our competitors access to the same technology or intellectual property rights licensed to us. If we fail to obtain a required license, we or our existing or future collaborators, or any future strategic partners, may be unable to effectively market product candidates based on our technology, which could limit our ability to generate revenue or achieve profitability and possibly prevent us from generating revenue sufficient to sustain our operations. In addition, we may find it necessary to pursue claims or initiate lawsuits to protect or enforce our patent or other intellectual property rights. The cost to us in defending or initiating any litigation or other proceeding relating to patent or other proprietary rights, even if resolved in our favor, could be substantial, and litigation could divert our management’s attention. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could delay our research and development efforts and limit our ability to continue our operations.

Our competitive position may suffer if patents issued to third parties or other third-party intellectual property rights cover our products or product candidates or elements thereof, or our manufacture or uses relevant to our development plans. In such cases, we may not be in a position to develop or commercialize products or product candidates until such patents expire or unless we successfully pursue litigation to nullify or invalidate the third-party intellectual property right concerned, or enter into a license agreement with the intellectual property right holder, if available on commercially reasonable terms. There may be issued patents of which we are not aware, held by third parties that, if found to be valid and enforceable, could be alleged to be infringed by ATTO-1310, ATTO-2306, ATTO-1091 or any future product candidates. There also may be pending patent applications of which we are not aware that may result in issued patents, which could be alleged to be infringed by ATTO-1310, ATTO-2306, ATTO-1091 or any future product candidates. There may be issued patents, held by third parties, which we do not believe we infringe, that, if found to be valid and enforceable, could be found to be infringed by ATTO-1310, ATTO-2306, ATTO-1091 or any future product candidates. If such an infringement claim should be brought and be successful, we may be required to pay substantial damages, including potentially treble damages and attorneys’ fees for willful infringement, and we may be forced to abandon ATTO-1310, ATTO-2306, ATTO-1091 or any future product candidates or seek a license from any patent holders. No assurances can be given that a license will be available on commercially reasonable terms, if at all.

It is also possible that we have failed to identify relevant third-party patents or applications. Patent applications covering our products could have been filed by others without our knowledge. Additionally, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover our products or the use of our products. Third-party intellectual property right holders may also actively bring infringement claims against us. We cannot guarantee that we will be able to successfully settle or otherwise resolve such infringement claims. If we are unable to successfully settle future claims on terms acceptable to us, we may be required to engage in or continue costly, unpredictable and time-consuming litigation and may be prevented from or experience substantial delays in marketing our products. Parties making claims against us may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or administrative proceedings, there is a risk that some of our confidential information could be compromised by disclosure. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise additional funds or otherwise have a material adverse effect on our business, financial condition, results of operations and prospects. If we fail in any such dispute, in addition to being forced to pay damages, we may be temporarily or permanently prohibited from commercializing any of ATTO-1310, ATTO-2306, ATTO-1091 or any future product candidates that are held to be infringing. We might, if possible, also be forced to redesign product candidates so that we no longer infringe the third-party intellectual property rights. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business and could have a material and adverse effect on our business, financial condition, results of operations and prospects.

Intellectual property litigation could cause us to spend substantial resources and distract our personnel from their normal responsibilities.

Litigation and other legal proceedings relating to intellectual property claims, with or without merit, are unpredictable and generally expensive and time consuming and are likely to divert significant resources from our core business, including distracting our technical and management personnel from their normal responsibilities. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Moreover, such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities.

We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating or from successfully challenging our intellectual property rights. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.

We may be subject to claims that we or our employees or consultants have wrongfully used or disclosed alleged trade secrets of our employees’ or consultants’ former employers or their clients. These claims may be costly to defend and if we do not successfully do so, we may be required to pay monetary damages and may lose valuable intellectual property rights or personnel.

Many of our employees, including our management, were previously employed at biotechnology or biopharmaceutical companies, including our competitors or potential competitors. Some of these employees executed proprietary rights, non-disclosure and non-competition agreements in connection with such previous employment. Although no claims against us are currently pending, we may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. A loss of key research personnel or their work product could hamper our ability to develop and ultimately commercialize, or prevent us from developing and commercializing, ATTO-1310, ATTO-2306, ATTO-1091 or any future product candidates, which could severely harm our business, financial condition, results of operations and prospects. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

Patent terms may be insufficient to protect our competitive position on ATTO-1310, ATTO-2306, ATTO-1091 and any future product candidates for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various patent term adjustments or extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering ATTO-1310, ATTO-2306, ATTO-1091 or any future product candidates are obtained, once the patent life has expired, we may be open to competition from competitive products, including biosimilars or interchangeables. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

If we do not obtain patent term extension for any product candidates we may develop, our business may be harmed.

Depending upon the timing, duration and specifics of any FDA regulatory approval of any product candidates we may develop and our technology, our U.S. patent or one or more U.S. patents that may issue in the future based on a patent application that we license or own may be eligible for limited patent term extension under the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent extension term of up to five years as compensation for patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved product, a method for using it or a method for manufacturing it may be extended. The application for the extension must be submitted prior to the expiration of the patent for which extension is sought and within 60 days of FDA approval. A patent that covers multiple products for which approval is sought can only be extended in connection with one of the approvals. However, we may not be granted an extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. In addition, to the extent we wish to pursue patent term extension based on a patent that we in-license from a third party, we would need the cooperation of that third party. If we are unable to obtain patent term extension or the term of any such extension is less than we request, our competitors may obtain approval of competing products following our patent expiration, and our revenue could be reduced. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Obtaining and maintaining our patent protection is dependent on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications will be due to be paid to the USPTO and various governmental patent agencies outside of the United States in several stages over the lifetime of the patents and/or applications. We have systems in place to remind us to pay these fees, and we employ an outside firm and/or rely on our outside counsel to pay these fees due to the USPTO and non-U.S. governmental patent agencies. The USPTO and various non-U.S. governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. We employ reputable law firms and other professionals to help us comply, and in many cases an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, our competitors might be able to enter the market and this circumstance would have a material adverse effect on our business.

Changes in U.S. patent and ex-U.S. patent laws could diminish the value of patents in general, thereby impairing our ability to protect our current or future product candidates.

Changes in either the patent laws or interpretation of the patent laws in the United States or in other jurisdictions could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. In the United States, numerous recent changes to the patent laws and proposed changes to the rules of the USPTO may have a significant impact on our ability to protect our technology and enforce our intellectual property rights.

For example, the Leahy-Smith Act includes a number of significant changes to United States patent law. These changes include provisions that affect the way patent applications are prosecuted, redefine prior art, provide more efficient and cost-effective avenues for competitors to challenge the validity of patents, and enable third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent at USPTO-administered post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action.

Assuming that other requirements for patentability are met, prior to March 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. After March 2013, under the Leahy-Smith America Invents Act, the United States transitioned to a first-to-file system in which, assuming that the other statutory requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. As such, Leahy-Smith America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, the patent positions of companies in the development and commercialization of pharmaceuticals and biologics are particularly uncertain. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. This combination of events has created uncertainty with respect to the validity and enforceability of patents once obtained. Depending on future actions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could have a material adverse effect on our patent rights and our ability to protect, defend and enforce our patent rights in the future. For example, in the case, Assoc. for Molecular Pathology v. Myriad Genetics, Inc., the U.S. Supreme Court held that claims to certain DNA molecules are not eligible for patenting. In Amgen Inc. v. Sanofi, 598 U.S. 594 (2023), the Supreme Court held that claims with functional language may face high hurdles in fulfilling the enablement requirement. Recent Federal Circuit decisions such as Cellect v. Vidal, raise questions regarding the award of patent term adjustment (PTA) for patents where related patents have been issued without a PTA. Thus, it cannot be said with certainty how PTA will or will not be viewed in the future and whether patent expiration dates may be impacted. We cannot predict how this and future decisions by the courts, the U.S. Congress or the USPTO may impact the value of our patents. Any similar adverse changes in the patent laws of other jurisdictions could also have a material adverse effect on our business, financial condition, results of operations and prospects.

Furthermore, in Europe, a new unitary patent system took effect June 1, 2023, which will significantly impact European patents, including those granted before the introduction of such a system. Under the unitary patent system, European applications have the option, upon grant of a patent, of becoming a Unitary Patent which will be subject to the jurisdiction of the Unitary Patent Court (UPC). As the UPC is a new court system, there is no precedent for the court, increasing the uncertainty of any litigation. Patents granted before the implementation of the UPC will have the option of opting out of the jurisdiction of the UPC and remaining as national patents in the UPC countries. Patents that remain under the jurisdiction of the UPC will be potentially vulnerable to a single UPC-based revocation challenge that, if successful, could invalidate the patent in all countries who are signatories to the UPC. We cannot predict with certainty the long-term effects of any potential changes.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our current or future trademarks or trade names may be challenged, infringed, circumvented or declared generic or descriptive or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names or may be forced to stop using these names, which we need for name recognition by potential partners or customers in our markets of interest.

During trademark registration proceedings, we may receive rejections of our applications by the USPTO or in other foreign jurisdictions. Although we would be given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected. We may license our trademarks and trade names to third parties, such as distributors. Although these license agreements may provide guidelines for how our trademarks and trade names may be used, a breach of these agreements or misuse of our trademarks and trade names by our licensees may jeopardize our rights in or diminish the goodwill associated with our trademarks and trade names. Moreover, any name we have proposed to use with our therapeutic candidate in the United States must be approved by the FDA, regardless of whether we have registered it, or applied to register it, as a trademark. Similar requirements exist in Europe. The FDA typically conducts a review of proposed product names, including an evaluation of potential for confusion with other product names. If the FDA (or an equivalent administrative body in a foreign jurisdiction) objects to any of our proposed proprietary product names, it may be required to expend significant additional resources in an effort to identify a suitable substitute name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA. Furthermore, in many countries, owning and maintaining a trademark registration may not provide an adequate defense against a subsequent infringement claim asserted by the owner of a senior trademark. At times, competitors or other third parties may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. If we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks. In addition, geo-political actions in the United States and in foreign countries could increase the uncertainties and costs surrounding the prosecution or maintenance of our patent applications or those of any current or future licensors and the maintenance, enforcement or defense of our issued patents or those of any current or future licensors.

Intellectual property rights do not necessarily address all potential threats to our business.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

•	others may be able to develop products that are similar to our product candidates but that are not covered by the claims of the patents that we own or license;

•	we or our licensors or collaborators might not have been the first to make the inventions covered by the issued patents or patent application that we own or license;

•	we or our licensors or collaborators might not have been the first to file patent applications covering certain of our inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

•	it is possible that the pending patent applications we own or license will not lead to issued patents;

•	issued patents that we own or license may be held invalid or unenforceable, as a result of legal challenges by our competitors;

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our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•	we may not develop additional proprietary technologies that are patentable;

•	the patents of others may have an adverse effect on our business;

•	we may fail to adequately protect and police our trademarks and trade secrets; and

•	we may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.

Should any of these events occur, it could significantly harm our business, financial condition, results of operations and prospects.

Risks Related to Our Reliance on Third Parties

We are dependent on sole source and limited source suppliers for certain drug products, raw materials, samples, components, and other materials used in our product candidates. If we are unable to source these supplies on a timely basis, or establish longer-term contracts with our CMOs, we will not be able to complete our clinical trials on time and the development of our product candidates may be delayed.

We are dependent on sole source and limited source suppliers for certain drug products, raw materials, samples, components, and other materials used in our product candidates. For example, we rely on WuXi AppTec, WuXi Biologics and their affiliates (WuXi) to perform preclinical studies and supply drug substance and products for our pipeline assets. If we are unable to source these supplies on a timely basis, or establish longer-term contracts with our CMOs, we will not be able to complete our clinical trials on time and the development of our product candidates may be delayed. We do not currently have long-term supply contracts with any of our CMOs and they are not obligated to supply drug products to us for any period, in any specified quantity or at any certain price beyond the delivery contemplated by the relevant purchase orders. As a result, our suppliers could stop selling to us at commercially reasonable prices, or at all. While we intend to enter into long-term master supply agreements with certain of our CMOs in the future as we advance our clinical trials or commercialization plans, we may not be successful in negotiating such agreements on favorable terms or at all. If we do enter into such long-term master supply agreements, or enter into such agreements on less favorable terms than we currently have with such manufacturers, we could be subject to binding long-term purchase obligations that may be harmful to our business, including in the event that we do not conduct our trials on planned timelines or utilize the drug products that we are required to purchase. Any change in our relationships with our CMOs or changes to contractual terms of our agreements with them could adversely affect our business, financial condition, results of operations and prospects. Furthermore, any of the sole source and limited source suppliers upon whom we rely could stop producing our supplies, cease operations or be acquired by, or enter into exclusive arrangements with, one or more of our competitors.

Additionally, our manufacturing process for ATTO-1310, ATTO-2306 and ATTO-1091 requires special equipment, and identifying additional suppliers able to fabricate such equipment at their facility at acceptable costs may be difficult. Establishing additional or replacement suppliers for these supplies, and obtaining regulatory clearance or approvals that may result from adding or replacing suppliers, could take a substantial amount of time, result in increased costs and impair our ability to produce our products, which would adversely impact our business, financial condition, results of operations and prospects. Any such interruption or delay may force us to seek similar supplies from alternative sources, which may not be available at reasonable prices, or at all. Any interruption in the supply of sole source or limited source components for our product candidates would adversely affect our ability to meet scheduled timelines and budget for the development and commercialization of our product candidates, could result in higher expenses and would harm our business. Although we have not experienced any significant disruption as a result of our reliance on limited or sole source suppliers, we have a limited operating history and cannot assure you that we will not experience disruptions in our supply chain in the future as a result of such reliance or otherwise.

Our rights to develop and commercialize our ATTOBODY Platform and product candidates are subject, in part, to the terms and conditions of licenses granted to us by others.

We have licensed and are dependent on certain patent rights and proprietary technology from third parties that are important or necessary to the development of our ATTOBODY Platform and product candidates. For example, we are a party to the Alamar Platform License Agreement with Alamar, a beneficial owner of more than 5% of our capital stock, pursuant to which we license patents and patent applications that relate to our ATTOBODY Platform. The Alamar Platform License Agreement imposes various milestone payment, royalty, insurance, indemnification and other obligations on us. If we breach any material obligation, or use the intellectual property licensed to us in an unauthorized manner, we may be required to pay damages and Alamar may have the right to terminate the license. If the license is terminated, we may be unable to develop, manufacture, sell, or use our ATTOBODY Platform and products that are covered by the patents licensed under the Alamar Platform License Agreement, and Alamar may allow a competitor to license the covered technology instead. For more information regarding this agreement, please see “Business—Material Agreements.”

Our licenses may not provide us with exclusive rights to use the licensed intellectual property and technology in all relevant fields of use and in all territories in which we may wish to develop or commercialize our ATTOBODY technologies and product candidates in the future. Some licenses granted to us are subject to certain preexisting rights. Further, our out-licensing agreements generally include exclusivity terms limiting our ability to develop product candidates that may compete with the relevant licensed target or product.

We do not have complete control in the preparation, filing, prosecution, maintenance, enforcement and defense of patents and patent applications covering the technology that we license from third parties. It is possible that our licensors’ enforcement of patents against infringers or defense of such patents against challenges of validity or claims of enforceability may be less vigorous than if we had conducted them ourselves, or may not be conducted in accordance with our best interests. We cannot be certain that these patents and patent applications will be prepared, filed, prosecuted, maintained, enforced and defended in a manner consistent with the best interests of our business. If our licensors fail to prosecute, maintain, enforce and defend such patents, or lose rights to those patents or patent applications, the rights we have licensed may be reduced or eliminated, our right to develop and commercialize any of our product candidates we may develop that are the subject of such licensed rights could be adversely affected and we may not be able to prevent competitors from making, using and selling competing products.

Sharing trade secrets with employees, consultants or other third parties may expose us to potential litigation.

We may be subject to claims that we or our employees or consultants have wrongfully used or disclosed alleged trade secrets of our employees’ or consultants’ former employers or their clients. These claims may be costly to defend and if we do not successfully do so, we may be required to pay monetary damages and may lose valuable intellectual property rights or personnel. Many of our employees, including our management, were previously employed at biotechnology or biopharmaceutical companies, including our competitors or potential competitors. Some of these employees executed proprietary rights, non-disclosure and non-competition agreements in connection with such previous employment. Although no claims against us are currently pending, we may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. A loss of key research personnel or their work product could hamper our ability to develop and ultimately commercialize, or prevent us from developing and commercializing, ATTO-1310, ATTO-2306, ATTO-1091 or any future product candidates, which could severely harm our business, financial condition, results of operations and prospects. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

We may, in the future, seek to enter into collaborations with third parties for the discovery, development and commercialization of product candidates, if approved, and we may not be successful in doing so. If those collaborations are not successful, we may not be able to capitalize on the market potential of ATTO-1310, ATTO-2306, ATTO-1091 or future product candidates.

We may seek third-party collaborators for the development and commercialization of our current or any future product candidates, if approved, on a select basis, including potentially in specific foreign jurisdictions. We have not entered into any such collaborations to date. Our likely collaborators for any future collaboration arrangements include large and mid-size biopharmaceutical companies, regional and national biopharmaceutical companies and biotechnology companies. We will face significant competition in seeking appropriate collaborators. Whether we decide to enter into any collaboration arrangement will depend, among other things, on our assessment of the future collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of our business. As such, there can be no assurance that we will reach a definitive agreement for a future collaboration with any third-party collaborators.

If we do enter into any such arrangements with any third parties, we will likely have limited control over the amount and timing of resources that our future collaborators dedicate to the development or commercialization of our current or any future product candidates. Our ability to generate revenues from these arrangements will be dependent on our future collaborators’ abilities and efforts to successfully perform the functions assigned to them in these arrangements. Collaborations with future collaborators involving our current or any future product candidates would pose numerous risks to us, including the following:

•	collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations and may not perform their obligations as expected;

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collaborators may de-emphasize or not pursue development and commercialization of our current or any future product candidates or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborators’ strategic focus, including as a result of a sale or disposition of a business unit or development function, or available funding or external factors such as an acquisition that diverts resources or creates competing priorities;

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collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

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collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our current or any future product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

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a collaborator with marketing and distribution rights to multiple products may not commit sufficient resources to the marketing and distribution of our product, if approved, relative to other products;

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collaborators may not properly obtain, maintain, defend or enforce our intellectual property rights or may use our proprietary information and intellectual property in such a way as to invite litigation or other intellectual property related proceedings that could jeopardize or invalidate our proprietary information and intellectual property or expose us to potential litigation or other intellectual property related proceedings;

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disputes may arise between the collaborators and us, such as conflicts concerning the interpretation of preclinical or clinical data, the achievement of milestones, the interpretation of contractual obligations, payments for services, development obligations or the ownership of intellectual property developed during our collaboration, any of which could result in the delay or termination of the research, development or, if approved, commercialization of our current or any future product candidates or that result in costly litigation or arbitration that diverts management attention and resources and in turn could prevent us from generating revenue and limit or prevent us from entering into additional collaborations;

•	collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or, if approved, commercialization of the applicable product candidates;

•	collaboration agreements may not lead to development or, if approved, commercialization of product candidates in the most efficient manner or at all; and

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if a future collaborator of ours were to be involved in a business combination, the continued pursuit and emphasis on our product development or, if approved, commercialization program could be delayed, diminished or terminated.

If we establish one or more collaborations, all of the risks relating to product development, regulatory approval and, if approved, commercialization described above would also apply to the activities of any such future collaborators.

We rely, and intend to continue to rely, on third parties to conduct our clinical trials and perform some of our research and potential preclinical studies. If these third parties do not satisfactorily carry out their contractual duties, fail to comply with applicable regulatory requirements or do not meet expected deadlines, our development programs may be delayed or subject to increased costs or we may be unable to obtain marketing authorization, each of which may have an adverse effect on our business, financial condition, results of operations and prospects.

We do not have the ability to independently conduct all aspects of our clinical trials ourselves. As a result, we are dependent on third parties to conduct our ongoing and planned clinical trials of ATTO-1310, ATTO-2306 and ATTO-1091, any preclinical studies and all clinical trials of any future product candidates. The timing of the initiation and completion of these trials will therefore be partially controlled by such third parties and may result in delays to our development programs. Specifically, we expect CROs, independent clinical investigators and consultants to play a significant role in the conduct of these trials and the subsequent collection and analysis of data. However, these investigators, CROs and other third parties are not our employees, and we will not be able to control all aspects of their activities. Nevertheless, we are responsible for ensuring that each clinical trial is conducted in accordance with the applicable protocol and legal, regulatory and scientific standards, and our reliance on the investigators, CROs and other third parties does not relieve us of our regulatory responsibilities. We and our CROs are required to comply with GCP requirements, which are regulations and guidelines enforced by the FDA for product candidates in clinical development. Regulatory authorities enforce these GCP requirements through periodic inspections of trial sponsors, clinical trial investigators and clinical trial sites. If we or any of our CROs or clinical trial sites fail to comply with applicable GCP requirements, the data generated in our clinical trials may be deemed unreliable, and the FDA may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that, upon inspection, the FDA will determine that our clinical trials comply with GCPs. In addition, our clinical trials must be conducted with product produced under current good manufacturing practice (cGMP) regulations. Our failure or the failure of third parties on whom we rely to comply with these regulations may require us to stop and/or repeat clinical trials, which would delay the marketing authorization process.

There is no guarantee that any such CROs, clinical trial investigators or other third parties on which we rely will devote adequate time and resources to our development activities or perform as contractually required. In addition, these third parties may be subject to supply chain or inflationary pressures that limit their ability to achieve anticipated timelines or result in a greater cost to us. For example, we are aware of recurrent shortages of non-human primates available for preclinical studies and although that is not expected to impact our current business, if we begin new product development programs we could be subject to longer development times or difficulty completing necessary research. If any of these third parties fail to meet expected deadlines, adhere to our clinical protocols or meet regulatory requirements, otherwise perform in a substandard manner, or terminate their engagements with us, the timelines for our development programs may be extended or delayed or our development activities may be suspended or terminated. If our clinical trial site terminates for any reason, we may experience the loss of follow-up information on subjects enrolled in such clinical trial unless we are able to transfer those subjects to another qualified clinical trial site, which may be difficult or impossible.

In addition, with respect to investigator-sponsored trials that may be conducted, we would not control the design or conduct of these trials, and it is possible that the FDA will not view these investigator-sponsored trials as providing adequate support for future clinical trials or market approval, whether controlled by us or third parties, for any one or more reasons, including elements of the design or execution of the trials or safety concerns or other trial results. We expect that such arrangements will provide us certain information rights with respect to the investigator-sponsored trials, including access to and the ability to use and reference the data, including for our own regulatory submissions, resulting from the investigator-sponsored trials. However, we would not have control over the timing and reporting of the data from investigator-sponsored trials, nor would we own the data from the investigator-sponsored trials. If we are unable to confirm or replicate the results from the investigator- sponsored trials or if negative results are obtained, we would likely be further delayed or prevented from advancing further clinical development. Further, if investigators or institutions breach their obligations with respect to the clinical development of our product candidates, or if the data proves to be inadequate compared to the firsthand knowledge we might have gained had the investigator-sponsored trials been sponsored and conducted by us, then our ability to design and conduct any future clinical trials ourselves may be adversely affected. The investigators may design clinical trials with clinical endpoints that are more difficult to achieve, or in other ways that increase the risk of negative clinical trial results compared to clinical trials that we may design on our own. Negative results in investigator-sponsored clinical trials could have a material adverse effect on our efforts to obtain marketing authorization for our product candidates and the public perception of our product candidates. Additionally, the FDA may disagree with the sufficiency of our right of reference to the preclinical, manufacturing or clinical data generated by these investigator-sponsored trials, or our interpretation of preclinical, manufacturing or clinical data from these investigator-sponsored trials. If so, the FDA may require us to obtain and submit additional preclinical, manufacturing, or clinical data.

Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors for whom they may also be conducting clinical trials or other therapeutic candidate development activities that could harm our competitive position. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, we will not be able to obtain, or may be delayed in obtaining, regulatory approval for ATTO-1310, ATTO-2306, ATTO-1091 and any future product candidates and will not be able to, or may be delayed in our efforts to, successfully commercialize our products.

We rely on third parties to manufacture our product candidates and clinical product supplies and we may not be able to obtain adequate supplies at a reasonable cost or in a timely way.

The process of manufacturing therapeutic candidates is complex and highly regulated. We do not have any manufacturing facilities or plans to establish manufacturing capabilities in the near future. We rely, and expect to continue to rely, on third parties, including foreign manufacturers, for the manufacture of our product candidates for preclinical and clinical testing, development purposes, to support regulatory application submissions, as well as for commercial manufacture if any of our product candidates obtain marketing approval. This reliance on third parties increases the risk that we will not have sufficient quantities of our product candidates or such quantities at an acceptable cost or quality, which could delay, prevent or impair our development or commercialization efforts. In addition, global health crises or geopolitical conflict may result in disruptions to the operations or an extended shutdown of certain businesses, which could include certain of our contract manufacturers. Further, as our product candidates are developed through preclinical studies to late-stage clinical trials towards approval and commercialization, we are likely to alter various aspects of the development program, such as manufacturing and testing methods, to optimize processes and results, which may result in additional cost or delay.

We have only limited supply arrangements in place with respect to our product candidates, and these arrangements do not extend to Phase 3 clinical or commercial supply. We acquire many key materials on a purchase order basis. As a result, we may not have long-term committed arrangements with respect to aspects of our product candidates and other materials. We will need to establish one or more agreements with third parties to develop and scale up the drug manufacturing process, conduct testing, and generate data to support regulatory submissions, and may be unable to do so on favorable terms. If we obtain marketing approval for any of our product candidates, we will need to establish an agreement for commercial manufacture with a third party. Even if we are able to establish agreements with third-party manufacturers, reliance on third-party manufacturers entails additional risks, including, but not limited to:

•	reliance on the third party for regulatory, compliance and quality assurance;

•	reliance on the third party for product development, analytical testing, and data generation to support regulatory applications;

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operations of our third-party manufacturers or suppliers could be disrupted by conditions unrelated to our business or operations, including the bankruptcy of the manufacturer or supplier, the issuance of an FDA Form 483 notice or warning letter, or other enforcement action by FDA or other comparable foreign regulatory authority;

•	the possible breach of the manufacturing agreement by the third party;

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the possible infringement, misappropriation, violation or unauthorized disclosure of our intellectual property and proprietary rights, including our trade secrets, know-how and other confidential information;

•	the possible termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for us;

•	competition with other companies for access to manufacturing capacity;

•	carrier disruptions or increased costs that are beyond our control; and

•	failure to deliver our products under specified storage conditions and in a timely manner.

Third-party manufacturers may not be able to comply with cGMP regulations or similar regulatory requirements outside of the United States. If the FDA determines that our CMOs are not in compliance with FDA laws and regulations, including those governing cGMPs, the FDA may not approve a BLA until the deficiencies are corrected or we replace the manufacturer in our application with a manufacturer that is in compliance. Moreover, our failure, or the failure of our third-party manufacturers and suppliers, to comply with applicable regulations could result in sanctions being imposed on us, including clinical holds, fines, injunctions, civil penalties, seizures or recalls of product candidates, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our products. In addition, approved products and the facilities at which they are manufactured are required to maintain ongoing compliance with extensive FDA requirements and the requirements of other similar agencies, including ensuring that quality control and manufacturing procedures conform to cGMP requirements. As such, our CMOs are subject to continual review and periodic inspections to assess compliance with cGMPs. Furthermore, although we do not have day-to-day control over the operations of our CMOs, we are responsible for ensuring compliance with applicable laws and regulations, including cGMPs.

Further, we rely on third parties located in China for some of our contract manufacturing, and we expect to continue to use such third-party manufacturers for such purposes. For any activities conducted in China, we are exposed to the possibility of product supply disruption and increased costs in the event of changes in the policies of the United States or Chinese governments, political unrest or unstable economic conditions in China. In addition, certain Chinese biotechnology companies may become subject to trade restrictions, sanctions, other regulatory requirements, or proposed legislation by the U.S. government, which could restrict or even prohibit our ability to work with such entities, thereby potentially disrupting the supply of material to us. For example, the BIOSECURE Act, which was signed into law in December 2025 as part of the National Defense Authorization Act for FY 2026, prohibits U.S. federal agencies from entering into or renewing any contract, loan, or grant with any entity that uses biotechnology equipment or services produced or provided by a “biotechnology company of concern” to perform that contract as well as authorizes the U.S. government to name additional Chinese “biotechnology companies of concern.” While prior versions of the BIOSECURE Act explicitly named “biotechnology companies of concern,” the revised version defines a “biotechnology company of concern” as an entity that is identified on the annual 1260H List of Chinese Military Companies (the “1260H List”) issued by the U.S. Department of Defense, any entity designated by the U.S. Government as such, and certain subsidiaries, parents, or successors of the foregoing. There is a safe harbor provision providing that the restrictions do not apply to equipment or services that were formerly but are no longer provided by a “biotechnology company of concern,” as well as a grandfathering provision providing that the prohibitions shall not apply for a five-year period to biotechnology equipment or services produced or provided under a contract or agreement entered into before the applicable effective date. It is unclear whether the grandfathering provision would apply to entities designated as “biotechnology companies of concern” due to their inclusion on the 1260H List. The guidance to be issued by the Office of Management and Budget within the next year and a half regarding implementation of the BIOSECURE Act may provide further clarity on this point. We are currently a party to agreements with WuXi, pursuant to which WuXi provides development and manufacturing services to us. In prior versions of the BIOSECURE Act, the definition of a “biotechnology company of concern” explicitly included WuXi. While WuXi is not currently designated on the 1260H List, it may become designated as such through periodic updates of the 1260H List, or may also be designated as a “biotechnology company of concern” by the U.S. Government through the process outlined in the BIOSECURE Act. If this law, or similar laws that are passed impact WuXi or other Chinese biotechnology manufacturing companies that may become contractors of ours or provide biotechnology equipment or services in the manufacture of our products or product candidates, we may be restricted in our ability to work with WuXi and other Chinese biotechnology manufacturing companies to the extent we would contract with, or otherwise receive funding from, the U.S. government. As a result, we may need to seek alternative CMO relationships. While we believe we will be able to identify and contract with such alternative CMOs, we cannot predict the terms of any such alternative arrangement nor what actions may ultimately be taken with respect to trade relations between the United States and China or other countries, what products and services may be subject to such actions or what actions may be taken by China or the other countries in retaliation. In addition, any unfavorable government policies on international trade, such as export controls, capital controls or tariffs, new legislation or regulations, renegotiation of existing trade agreements, or any retaliatory trade actions due to recent or future trade tension, may impede, delay, limit, or increase the cost of manufacturing our product candidates. Such events could result in our clinical or commercial supply of drug, packaging and other services being interrupted or limited, which could harm our business.

In addition, our third-party manufacturers and suppliers are subject to numerous environmental, health and safety laws and regulations, including those governing the handling, use, storage, treatment and disposal of waste products, and failure to comply with such laws and regulations could result in significant costs associated with civil or criminal fines and penalties for such third parties. Based on the severity of regulatory actions that may be brought against these third parties in the future, our clinical or commercial supply of drug and packaging and other services could be interrupted or limited, which could harm our business.

Any performance failure on the part of our existing or future manufacturers could delay clinical development or marketing approval. We do not currently have arrangements in place for redundant supply or a second source for bulk drug substance. If our current CMOs for preclinical and clinical testing cannot perform as agreed, we may be required to replace such CMOs. Although we believe that there are several potential alternative manufacturers who could manufacture our product candidates, we may incur added costs and delays in identifying and qualifying any such replacement manufacturer or be able to reach agreement with any alternative manufacturer. Further, our third-party manufacturers may experience manufacturing or shipping difficulties due to resource constraints or as a result of natural disasters, labor disputes, unstable political environments, or global health crises. If our current third-party manufacturers cannot perform as agreed, we may be required to replace such manufacturers and we may be unable to replace them on a timely basis or at all.

Our current and anticipated future dependence upon others for the manufacture of our product candidates may adversely affect our future profit margins and our ability to commercialize any products that obtain marketing approval on a timely and competitive basis.

Risks Related to Government Regulation

The regulatory approval process is highly uncertain, and we may be unable to obtain, or may be delayed in obtaining, U.S. or foreign regulatory approval and, as a result, unable to commercialize ATTO-1310, ATTO-2306, ATTO-1091 and any future product candidates. Even if we believe our current, or planned clinical trials are successful, regulatory authorities may not agree that they provide adequate data on safety or efficacy.

ATTO-1310, ATTO-2306, ATTO-1091 and any future product candidates are subject to extensive governmental regulations relating to, among other things, research, testing, development, manufacturing, approval, recordkeeping, reporting, labeling, storage, packaging, advertising and promotion, pricing, post-approval monitoring, marketing and distribution of products. Rigorous preclinical testing and clinical trials and an extensive regulatory approval process are required to be completed successfully in the United States and in many foreign jurisdictions before a new biopharmaceutical product can be marketed. Satisfaction of these and other regulatory requirements is costly, time consuming, uncertain and subject to unanticipated delays. It is possible that none of the product candidates we may develop will obtain the regulatory approvals necessary for us to begin selling them.

We have no prior experience in conducting and managing the clinical trials necessary to obtain regulatory approvals, including approval by the FDA. The time required to obtain FDA and other approvals is unpredictable but typically takes many years following the commencement of clinical trials, depending on the type, complexity and novelty of the product candidate. The standards that the FDA and its foreign counterparts use when regulating us require judgment and can change, which makes it difficult to predict with certainty their application. Any analysis we perform of data from preclinical and clinical activities is subject to confirmation and interpretation by regulatory authorities, which could delay, limit or prevent regulatory approval. We may also encounter unexpected delays or increased costs due to new government regulations, for example, from future legislation or administrative action, or from changes in FDA policy during the period of product development, clinical trials and FDA regulatory review. It is not possible to predict whether additional legislative changes will be enacted, or whether FDA or foreign regulations, guidance or interpretations will be changed, or the impact of such changes, if any. Any elongation or de-prioritization of preclinical studies or clinical trials or delay in regulatory review resulting from such disruptions could adversely affect the development and study of ATTO-1310, ATTO-2306, ATTO-1091 or other future product candidates.

Further, the FDA and other comparable foreign regulatory authorities may respond to any Investigational New Drug Application (IND) or Biologics License Application (BLA) (and their foreign equivalents) that we may submit by defining requirements that we do not anticipate. Such responses could delay clinical development of ATTO-1310, ATTO-2306, ATTO-1091 or any future product candidates.

Various regulatory programs in the United States, such as Breakthrough Therapy Designation, Fast Track Designation or Priority Review Designation, are designed to expedite the development and review of therapies to treat certain diseases. We may seek such designations, and comparable designations by foreign regulatory authorities, for one or more of our product candidates for the treatment of certain indications. However, regulatory authorities have broad discretion whether or not to grant such designations, and the receipt of such designations may not result in faster development, review or approval and does not guarantee regulatory approval.

In addition, the approval policies or regulations of the FDA and other comparable regulatory authorities in other jurisdictions may change in a manner rendering our clinical data insufficient for approval. Any delay or failure in obtaining required approvals could have a material and adverse effect on our ability to generate revenues from the particular product candidate for which we are seeking approval. Furthermore, any regulatory approval to market a product may be subject to limitations on the approved uses for which we may market the product or on the labeling or other restrictions.

We are also subject to or may in the future become subject to numerous foreign regulatory requirements governing, among other things, the conduct of clinical trials, manufacturing and marketing authorization, pricing and third-party reimbursement. The foreign regulatory approval process varies among countries and may include all of the risks associated with the FDA approval process described above, as well as risks attributable to the satisfaction of local regulations in foreign jurisdictions. Moreover, the time required to obtain approval may differ from that required to obtain FDA approval. FDA approval does not ensure approval by regulatory authorities outside the United States and vice versa. Any delay or failure to obtain United States or foreign regulatory approval for a product candidate could have a material and adverse effect on our business, financial condition, results of operations and prospects.

If there are delays in obtaining, or we are not able to obtain, required regulatory approvals in the United States or in foreign jurisdictions, we will not be able to commercialize our product candidates, and our ability to generate revenue will be materially impaired.

It is possible that none of the product candidates that we develop will obtain the regulatory approvals necessary for us to begin commercializing them. The time required to obtain FDA and other approvals is unpredictable but in general takes years following the commencement of clinical trials, depending on the nature of the product candidate. Any analysis we perform of data from clinical activities is subject to confirmation and interpretation by regulatory authorities, which could delay, limit or prevent regulatory approval. Any delay or failure in obtaining required approvals could have a material adverse effect on our ability to generate revenues from the particular product candidate including, but not limited to, loss of patent term during the approval period. Furthermore, if we, or our partners, do not reach the market with our products before our competitors offer products for the same or similar uses, or if we, or our partners, are not effective in marketing our products, our revenues from product sales, if any, will be reduced. We face intense competition in our development activities. We face competition from many companies in the United States and abroad, including a number of large biopharmaceutical companies, firms specialized in the development and production of antibody fusion proteins and major universities and research institutions. Most of our competitors have substantially greater resources, more extensive experience in conducting nonclinical studies and clinical testing and obtaining regulatory approvals for their products, greater operating experience, greater research and development and marketing capabilities and greater production capabilities than those of ours. These companies might succeed in obtaining regulatory approval for competitive products more rapidly than we can for our products, especially if we experience any delay in obtaining required regulatory approvals.

A Breakthrough Therapy Designation by the FDA, even if granted for any of our product candidates, may not lead to a faster development or regulatory review or approval process, and does not increase the likelihood that our product candidates will receive regulatory approval.

We may seek breakthrough designation for some or all of our product candidates. A Breakthrough Therapy is defined as a drug or biologic that is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug, or biologic in our case, may demonstrate substantial improvement over existing therapies with respect to one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For product candidates that have been designated as Breakthrough Therapies, interaction and communication between the FDA and the sponsor can help to identify the most efficient path for development.

Designation as a Breakthrough Therapy is within the discretion of the FDA. Accordingly, even if we believe, after completing early clinical trials, that one of our product candidates meets the criteria for designation as a Breakthrough Therapy, the FDA may disagree and instead determine not to make such designation. Even if we receive Breakthrough Therapy Designation for other product candidates or indications in the future, we may not experience a faster development process, review or approval compared to drugs or biologics considered for approval under conventional FDA procedures and such a designation does not assure ultimate approval by the FDA. Even if one or more of our product candidates qualify as a Breakthrough Therapy, the FDA may later decide that such product candidates no longer meet the conditions for qualification.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our product candidates in other jurisdictions.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction. For example, even if the FDA or European Medicines Agency (EMA) grants regulatory approval of a product candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion of the product candidate in those countries. However, a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from those in the United States, including additional preclinical studies or clinical trials as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval. Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our products in certain countries. If we or any partner we work with fail to comply with the regulatory requirements in international markets or fail to receive applicable regulatory approvals, our target market will be reduced and our ability to realize the full market potential of our product candidates will be harmed.

Even if we receive regulatory approval for ATTO-1310, ATTO-2306, ATTO-1091 and any future product candidates, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense. Additionally, ATTO-1310, ATTO-2306, ATTO-1091 and any future product candidates, if approved, could be subject to labeling and other restrictions and market withdrawal. We may also be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our products.

Any regulatory approvals that we obtain for ATTO-1310, ATTO-2306, ATTO-1091 or any of our future product candidates may also be subject to limitations on the approved indicated uses for which a product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing and surveillance to monitor the safety and efficacy of the product candidate. In addition, if the FDA or other comparable foreign regulatory authorities approve any of our future product candidates, the manufacturing processes, labeling, packaging, distribution, post-approval monitoring and adverse event reporting, storage, import, export, advertising, promotion and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. The FDA has significant post-market authority, including the authority to require labeling changes based on new safety information and to require post-market studies or clinical trials to evaluate safety risks related to the use of a product or to require withdrawal of the product from the market. The

FDA also has the authority to require a REMS after approval, which may impose further requirements or restrictions on the distribution or use of an approved drug. The manufacturing facilities we use to make future product candidates, if any, will also be subject to periodic review and inspection by the FDA or other comparable foreign regulatory authorities, including for continued compliance with cGMP requirements. The discovery of any new or previously unknown problems with our CMOs, manufacturing processes or facilities may result in restrictions on the product, manufacturer or facility, including withdrawal of the product from the market. If we rely on CMOs, we will not have control over compliance with applicable rules and regulations by such manufacturers.

Moreover, any product promotion and advertising will also be subject to regulatory requirements and continuing regulatory review. The FDA imposes stringent restrictions on manufacturers’ communications regarding use of their products. If we promote ATTO-1310, ATTO-2306, ATTO-1091 or any of our future product candidates in a manner inconsistent with FDA-approved labeling or otherwise not in compliance with FDA regulations, we may be subject to enforcement action. Moreover, while we believe that ATTO-1310, ATTO-2306, ATTO-1091 or any future product candidates may provide better safety or effectiveness as compared to approved products, if we do not study ATTO-1310, ATTO-2306, ATTO-1091 or any future product candidates in head-to-head trials with those products, we will not be able to make comparative claims for our products, if approved.

If we or our manufacturers or service providers fail to comply with applicable continuing regulatory requirements in the United States or foreign jurisdictions in which we seek to market our products, we or they may be subject to, among other things:

•	Form 483s, restrictions on the manufacturing of the product, product recalls or withdrawal of the product from the market;

•	warning or untitled letters or holds on clinical trials;

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refusal of the FDA or comparable foreign regulatory authorities to accept new marketing applications or approve pending applications or supplements to approved applications, or suspension or revocation of product approvals;

•	product seizure or detention, or refusal to permit the import or export of products;

•	consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs;

•	mandated modification of promotional materials and labeling and the issuance of corrective information;

•	the issuance of safety alerts, Dear Healthcare Provider letters, press releases and other communications containing warnings or other safety information about the product; or

•	injunctions or the imposition of fines or civil or criminal penalties.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate adverse publicity. Any failure to comply with ongoing regulatory requirements may significantly and adversely affect our ability to commercialize and generate revenue from our products, if approved. If regulatory sanctions are applied or if regulatory approval is withdrawn, the value of our company and our operating results will be adversely affected.

Subsequent discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with our CMOs or manufacturing processes, or failure to comply with regulatory requirements, may result in, these same consequences.

Our programs for which we intend to seek approval as biologics may face competition sooner than anticipated.

The Patient Protection and Affordable Care Act (ACA), as amended by the Health Care and Education Reconciliation Act, includes a subtitle called the Biologics Price Competition and Innovation Act of 2009 (BPCIA), which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product. Biosimilars are biological products approved under section 351(k) of the Public Health Service Act (PHS Act) relying on the FDA’s findings of safety, purity, and potency for a licensed biologic (Reference Product) submitted pursuant to section 351(k) of the PHS Act. A biosimilar is highly similar to its Reference Product, excluding minor differences in clinically inactive components for which there are no clinically meaningful differences between the proposed biological product and the Reference Product in safety, purity, or potency. Certain biosimilars may be substituted for the Reference Product in accordance with state law. Under the BPCIA, an application for a biosimilar product relying on the Reference Product may not be submitted to the FDA until four years following the date that the Reference Product was first approved by the FDA. In addition, the approval of a biosimilar product relying on the Reference Product may not be made effective by the FDA until 12 years from the date on which the Reference Product was first approved. During this 12-year period of exclusivity, another company may still market a competing version of the Reference Product if the FDA approves a full BLA for the competing product containing the sponsor’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of their product.

We believe that any of our programs approved as biologics under a BLA should qualify for the 12-year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider our programs to be Reference Products for competing products, potentially creating the opportunity for competition sooner than anticipated. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. Moreover, the extent to which a biosimilar, once approved, will be substituted for any Reference Product in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing.

The policies of the FDA or other regulatory authorities may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of any of ATTO-1310, ATTO-2306, ATTO-1091 or our future product candidates.

If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any regulatory approval that we may have obtained and we may not achieve or sustain profitability, which would adversely affect our business. We also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad.

In addition, three decisions from the U.S. Supreme Court in July 2024 may lead to an increase in litigation against regulatory agencies that could create uncertainty and thus negatively impact our business. The first decision overturned established precedent that required courts to defer to regulatory agencies’ interpretations of ambiguous statutory language. The second decision overturned regulatory agencies’ ability to impose civil penalties in administrative proceedings. The third decision extended the statute of limitations within which entities may challenge agency actions. These cases may result in increased litigation by industry against regulatory agencies and impact how such agencies choose to pursue enforcement and compliance actions. However, the specific, lasting effects of these decisions, which may vary within different judicial districts and circuits, are unknown. We also cannot predict the extent to which regulations, policies, and decisions of the FDA or other regulatory authorities, such as the SEC, may become subject to increasing legal challenges, delays, and changes.

Disruptions at the FDA and other government agencies caused by, among other factors, funding shortages or global health concerns could hinder their ability to hire and retain key leadership and other personnel, slow the time necessary for new products to be reviewed and/or approved, or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which would adversely affect our business. In addition, there is substantial uncertainty regarding new initiatives and how these might impact the FDA, its implementation of laws, regulations, policies and guidance and its personnel. Similar initiatives may also be directed toward other government agencies. These initiatives could prevent, limit or delay development and regulatory approval of our product candidates, which would adversely affect our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, government shutdowns, statutory, regulatory, and policy changes, the FDA’s ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the FDA’s ability to perform routine functions. In addition, government funding of other government agencies on which our operations may rely, including those that fund research and development activities, is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA may slow the time necessary for new products to be reviewed and/or approved, which would adversely affect our business. For example, starting in January 2025, the U.S. government has reduced the number of federal employees, including at FDA, by establishing voluntary termination programs, by position eliminations or by involuntary terminations. Changes in FDA staffing could result in delays in the FDA’s responsiveness or in its ability to review submissions or applications, issue regulations or guidance, or implement or enforce regulatory requirements in a timely fashion or at all.

Similar consequences would also result in the event of a significant shutdown of the federal government. For example, over the last several years, and most recently in late 2025, the U.S. government has shut down several times, and certain regulatory agencies, such as the FDA, had to furlough critical employees and stop critical activities. If a prolonged government shutdown occurs, or if geopolitical or global health concerns prevent the FDA from conducting their regular inspections, reviews, or other regulatory activities, or if the volume of applications to the FDA for new product candidates increases materially, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, future government shutdowns or delays could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations. If any legislation, executive orders, or lapses in agency funding impose constraints on the FDA’s ability to engage in oversight and implementation activities in the normal course, our business may be negatively impacted.

FDA-regulated industries, such as ours, face uncertainty with regard to the regulatory environment we will face as we proceed with research and development, and possibly in the future commercialization. Some of these efforts have manifested to date in the form of personnel measures that could impact the FDA’s ability to hire and retain key personnel, which could result in delays or limitations on our ability to obtain guidance from the FDA on our product candidates in development and obtain the requisite regulatory approvals in the future. Moreover, the U.S. government paused payments by, reduced the budget of, and terminated grants provided by the National Institutes of Health (NIH) related to its funding for medical research, which has decreased, and may continue to decrease, the ability of facilities that rely on NIH funding to enroll and conduct clinical trials or increase the costs to us of conducting clinical trials. Some of these actions have been challenged in court and there remains general uncertainty regarding future activities. New executive orders, regulations, policies or guidance could be issued or promulgated that adversely affects us or creates a more challenging or costly environment to pursue the development of new therapeutic products. Alternatively, state governments may attempt to address or react to changes at the federal level with changes to their own regulatory frameworks in a manner that is adverse to our operations. If we become negatively impacted by future governmental orders, regulations, policies or guidance, there could be a material adverse effect on us and our business.

If we are found to have improperly promoted off-label use of our products, we may become subject to significant liability.

The FDA, the EMA and comparable regulatory authorities in other jurisdictions strictly regulate the promotional claims that may be made about prescription drug products, such as our products. While physicians, in the practice of medicine, may prescribe approved drugs for unapproved indications, a product may not be promoted for uses that are not approved by the applicable regulatory authority as reflected in the product’s approved labeling or for uses inconsistent with the product’s approved labeling. If our promotional materials and related activities are not consistent with the approved labeling or if physicians, in their professional medical judgment, nevertheless prescribe the drug product to their patients in a manner that is inconsistent with the approved labeling, we may be subject to claims that we promoted off-label use or otherwise violated applicable regulations. In addition, although we may believe ATTO-1310, ATTO-2306, ATTO-1091 or our future product candidates may provide for superior efficacy as compared to marketed products, without head-to-head data, we will be unable to make comparative claims for our products. If we are found to have promoted such off-label use or made such unsubstantiated comparative claims, we may become subject to significant liability under the Federal Food, Drug, and Cosmetic Act and other statutory authorities, such as laws prohibiting false claims for reimbursement.

Our operations and relationships with healthcare providers, healthcare organizations, customers and third-party payors will be subject to applicable anti-bribery, anti-kickback, fraud and abuse, transparency and other healthcare laws and regulations, which could expose us to, among other things, enforcement actions, criminal sanctions, civil penalties, contractual damages, reputational harm, administrative burdens and diminished profits and future earnings.

Our current and future arrangements with healthcare providers, healthcare organizations, third-party payors and customers expose us to broadly applicable anti-bribery, fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we research, market, sell and distribute any of our product candidates, if approved. Restrictions under applicable federal and state anti-bribery and healthcare laws and regulations, include the following:

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the federal Anti-Kickback Statute, which prohibits, among other things, individuals and entities from knowingly and willfully soliciting, receiving, offering, or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual, or the purchase, order or recommendation of, any good or service for which payment may be made under a federal and state healthcare program such as Medicare and Medicaid. The term remuneration has been broadly interpreted to include anything of value. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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the federal criminal and civil false claims and civil monetary penalties laws, including the federal False Claims Act, which can be enforced through civil whistleblower or qui tam actions against individuals or entities, and the Federal Civil Monetary Penalties Law, which prohibit, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent, knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim, or from knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government. In addition, certain marketing practices, including off-label promotion, may also violate false claims laws. Moreover, the government may assert that a claim including items and services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act;

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HIPAA and its implementing regulations, which imposes criminal and civil liability, prohibits, among other things, knowingly and willfully executing, or attempting to execute a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services; similar to the federal Anti- Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (HITECH), and their respective implementing regulations, which impose obligations on certain healthcare providers, health plans, and healthcare clearinghouses, known as covered entities, as well as their business associates and covered subcontractors that perform certain services involving the storage, use or disclosure of individually identifiable health information for or on behalf of a covered entity and their business associates, including mandatory contractual terms, with respect to safeguarding the privacy, security, and transmission of individually identifiable health information, and require notification to affected individuals and regulatory authorities of certain breaches of security of individually identifiable health information;

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the federal Physician Payments Sunshine Act, which requires certain manufacturers of covered drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid, or the Children’s Health Insurance Program, with certain exceptions, to report annually to the Centers for Medicare & Medicaid Services (CMS) information related to certain payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain other health care professionals (such as physician assistants and certain advanced practice nurses), and teaching hospitals, as well as ownership and investment interests held by the physicians described above and their immediate family members, with the information made publicly available on a searchable website;

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the Foreign Corrupt Practices Act (FCPA), which prohibits U.S. businesses and their representatives from directly or indirectly offering to pay, paying, promising to pay or authorizing the payment of money or anything of value to a foreign official in order to influence any act or decision of the foreign official in his or her official capacity or to secure any other improper advantage in order to obtain or retain business;

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analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, that may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers;

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certain state laws that require biopharmaceutical companies to obtain regulatory licenses to manufacture or distribute products commercially, comply with the biopharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring drug manufacturers to report information related to payments to physicians and other healthcare providers or marketing expenditures and drug pricing information, and state and local laws that require the registration of biopharmaceutical sales representatives; and

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state and non-U.S. laws governing the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Efforts to ensure that our current and future business arrangements with third parties comply with applicable healthcare laws and regulations could involve substantial costs. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations, agency guidance or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any such requirements, we may be subject to significant penalties, including civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, the curtailment or restructuring of our operations, loss of eligibility to obtain approvals from the FDA, exclusion from participation in government contracting, healthcare reimbursement or other government programs, including Medicare and Medicaid, integrity oversight and reporting obligations, or reputational harm, any of which could adversely affect our financial results. These risks cannot be entirely eliminated. Any action against us for an alleged or suspected violation could cause us to incur significant legal expenses and could divert our management’s attention from the operation of our business, even if our defense is successful. In addition, achieving and sustaining compliance with applicable laws and regulations may be costly to us in terms of money, time and resources.

We may face difficulties from healthcare legislative and regulatory reform measures.

Existing laws and regulatory policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of ATTO-1310, ATTO-2306, ATTO-1091 or any of our future product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any regulatory approval that we may have obtained, or may face penalties for any approved products, and we may not achieve or sustain profitability.

In the United States and some foreign jurisdictions, there have been and we expect there will continue to be, a number of legislative and regulatory changes to the healthcare system, including cost containment measures that may reduce or limit coverage and reimbursement for newly approved drugs and affect our ability to profitably sell any product candidates for which we obtain marketing approval. In particular, there have been and continue to be a number of initiatives at the U.S. federal and state levels that seek to reduce healthcare costs and improve the quality of care.

For example, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, the ACA) made significant changes to the healthcare system, including an increase to manufacturers’ rebate liability under the Medicaid Drug Rebate Program, imposition of a significant annual fee on companies that manufacture or import branded prescription drug products and a requirement for manufacturers to provide a discount off the negotiated price of prescriptions filled by Medicare Part D enrollees. In addition, on July 4, 2025, the OBBBA was signed into law that narrowed access to ACA marketplace exchange enrollment and declined to extend the ACA enhanced advanced premium tax credits that expired at the end of 2025, which, among other provisions in the law, are anticipated to reduce the number of Americans with health insurance. The OBBBA also is expected to reduce Medicaid spending and enrollment by, among other things, implementing work requirements for most beneficiaries, capping state-directed payments, reducing federal funding and limiting provider taxes used to fund the program. Congress is also considering proposed legislation intended to further reduce healthcare costs with alternatives to replace the expired ACA subsidies.

There has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several presidential executive orders, Congressional inquiries, proposed regulations, and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, reduce the costs of drugs under Medicare, and reform government program reimbursement methodologies for drug products. For example, the current administration has announced agreements with several pharmaceutical companies that require the drug manufacturers to offer, through a direct to consumer platform (TrumpRx) U.S. patients and Medicaid programs prescription drug Most-Favored Nation (MFN) pricing equal to or lower than those paid in other developed nations, with additional mandates for direct-to-patient discounts and repatriation of foreign revenues. Other examples include: (1) proposed regulations to reduce Medicare payments of single-source drugs and biologics to prices paid in other developed countries; (2) imposing tariffs on certain imported pharmaceutical products; and (3) as part of the Make America Healthy Again (MAHA) Commission’s Strategy Report released in September 2025, working across government agencies to increase enforcement on direct-to-consumer pharmaceutical advertising. Additionally, the current administration recently called on Congress to enact “The Great Healthcare Plan,” to codify and expand MFN pricing, lower government subsidies to private insurance companies, increase healthcare price transparency, expand drugs available for over-the-counter purchase, and enact restrictions on pharmacy benefit manager (PBM) payment methodologies, among others. These actions and policies may significantly reduce U.S. drug prices, potentially impacting manufacturers’ global pricing strategies and profitability, while increasing their operational costs and compliance risks. Further, on December 8, 2023, the National Institute of Standards and Technology published for comment a Draft Interagency Guidance Framework for Considering the Exercise of March-In Rights which for the first time includes the price of a product as one factor an agency can use when deciding to exercise march-in rights. While march-in rights have not previously been exercised, it is uncertain if that will continue under the new framework.

At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Additionally, in its June 2024 decision in Loper Bright Enterprises v. Raimondo, the U.S. Supreme Court overturned the longstanding Chevron doctrine, under which courts were required to give deference to regulatory agencies’ reasonable interpretations of ambiguous federal statutes. The Loper Bright decision could result in additional legal challenges to current regulations and guidance issued by federal agencies applicable to our operations, including those issued by the FDA.

We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for pharmaceuticals and other healthcare products and services, which could result in reduced demand for ATTO-1310, ATTO-2306, ATTO-1091 or any future product candidates or additional pricing pressures.

The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our products, if approved.

Even if we are able to commercialize ATTO-1310, ATTO-2306, ATTO-1091 and any future product candidates, if approved, such product candidate may become subject to unfavorable pricing regulations or third-party coverage and reimbursement policies, which would harm our business.

The availability of coverage and the adequacy of reimbursement by governmental healthcare programs, such as Medicare and Medicaid, private health insurers and other third-party payors are essential for most patients to be able to afford prescription medications such as our product candidates, if approved. Sales of any of our product candidates that receive regulatory approval will be dependent substantially, both in the United States and internationally, on the extent to which the costs of our product candidates will be paid by health maintenance, managed care, pharmacy benefit, and similar healthcare management organizations or reimbursed by government health administration authorities, private health coverage insurers and other third-party payors. If reimbursement is not available, or is available only to limited levels, we may not be able to successfully commercialize our product candidates. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow us to establish or maintain pricing sufficient to realize an adequate return on our investment. Coverage and reimbursement may impact the demand for, or the price of, any product candidate for which we obtain regulatory approval. If coverage and reimbursement are not available or reimbursement is available only to limited levels, we may not successfully commercialize any product candidate for which we obtain regulatory approval.

There is significant uncertainty related to insurance coverage and reimbursement of newly approved products. In the United States, principal decisions about reimbursement for new products are typically made by CMS. CMS decides whether and to what extent a new product will be covered and reimbursed under Medicare, and private payors often follow CMS’s decisions regarding coverage and reimbursement to a substantial degree. However, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage for the product. As a result, the coverage determination process is often time-consuming and costly. This process will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. Further, such payors are increasingly challenging the price, examining the medical necessity and reviewing the cost effectiveness of medical products. There may be especially significant delays in obtaining coverage and reimbursement for newly approved products. Third-party payors may limit coverage to specific products on an approved list, known as a formulary, which might not include all FDA-approved products for a particular indication. We may need to conduct expensive pharmaco-economic studies to demonstrate the medical necessity and cost effectiveness of our products. Nonetheless, our product candidates may not be considered medically necessary or cost effective. We cannot be sure that coverage and reimbursement will be available for any product that we commercialize and, if reimbursement is available, what the level of reimbursement will be.

Moreover, increasing efforts by governmental and third-party payors in the United States and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for our product candidates, if approved. For example, the Inflation Reduction Act of 2022 directed the U.S. Department of Health and Human Services (HHS) to impose rebates on most Medicare Part B and Medicare Part D products to penalize price increases that outpace inflation on an annual basis. In addition, the Inflation Reduction Act authorized the Medicare Drug Price Negotiation Program, which empowers HHS to negotiate the price of certain single-source biologics that have been on the market for at least 11 years covered under Medicare. Each year, up to 20 drugs or biologics covered under Medicare Part B and Part D will be selected by HHS for negotiation of a price that must be lower than a statutory mandated cap. Products subject to the Medicare Drug Price Negotiation Program are expected to experience a significant reduction in reimbursement from the Medicare program on a per unit basis. We expect to experience pricing pressures in connection with the sale of our product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products.

We are subject to U.S. and certain foreign export and import controls, sanctions, embargoes, anti-corruption laws and anti-money laundering laws and regulations. Compliance with these legal standards could impair our ability to compete in domestic and international markets. We can face criminal liability and other serious consequences for violations, which can harm our business.

U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions and other trade laws and regulations prohibit, among other things, companies and their employees, agents, CROs, CMOs, legal counsel, accountants, consultants, contractors and other partners from authorizing, promising, offering, providing, soliciting, or receiving directly or indirectly, corrupt or improper payments or anything else of value to or from recipients in the public or private sector. Violations of these laws can result in substantial criminal fines and civil penalties, imprisonment, the loss of trade privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm and other consequences. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities and other organizations. We also expect our non-U.S. activities to increase over time. We expect to rely on third parties for research, preclinical studies and clinical trials and/or to obtain necessary permits, licenses, patent registrations and other regulatory approvals. We can be held liable for the corrupt or other illegal activities of our personnel, agents, or partners, even if we do not explicitly authorize or have prior knowledge of such activities.

We are also subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls. Compliance with applicable regulatory requirements regarding the export of our products may create delays in the introduction of our products in international markets or, in some cases, prevent the export of our products to some countries altogether. Furthermore, U.S. export control laws and economic sanctions prohibit the provision of certain products and services to countries, governments and persons targeted by U.S. sanctions.

Any violations of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm and other consequences.

Governments outside the United States tend to impose strict price controls, which may adversely affect our revenue, if any.

In some countries, particularly member states of the EU, the pricing of therapeutic products is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after receipt of regulatory approval for a product. In addition, there can be considerable pressure by governments and other stakeholders on prices and reimbursement levels, including as part of cost containment measures. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various EU member states and parallel distribution, or arbitrage between low-priced and high-priced member states, can further reduce prices. To obtain coverage and reimbursement or pricing approvals in some countries, we may be required to conduct a clinical trial or other studies that compare the cost-effectiveness of ATTO-1310, ATTO-2306, ATTO-1091 or any future product candidates to other available therapies in order to obtain or maintain reimbursement or pricing approval. Publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If reimbursement of any product candidate approved for marketing is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business, financial condition, results of operations or prospects could be materially and adversely affected.

Risks Related to Our Common Stock and This Offering

Anti-takeover provisions in our charter documents and under Delaware law could prevent or delay an acquisition of us, which may be beneficial to our stockholders, and may prevent attempts by our stockholders to replace or remove our current management.

Our restated certificate of incorporation and our restated bylaws that will be in effect upon completion of this offering contain provisions that could delay or prevent a change in control of our company. These provisions could also make it difficult for stockholders to elect directors who are not nominated by current members of our board of directors or take other corporate actions, including effecting changes in our management. These provisions:

•	establish a classified board of directors so that not all members of our board of directors are elected at one time;

•	permit only the board of directors to establish the number of directors and fill vacancies on the board of directors;

•	provide that directors may only be removed “for cause” and only with the approval of two-thirds of our stockholders;

•	require super-majority voting to amend some provisions in our restated certificate of incorporation and restated bylaws;

•	authorize the issuance of “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan;

•	eliminate the ability of our stockholders to call special meetings of stockholders;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

•	prohibit cumulative voting; and

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

In addition, Section 203 of the Delaware General Corporation Law (DGCL), may discourage, delay or prevent a change in control of our company. Section 203 imposes certain restrictions on mergers, business combinations and other transactions between us and holders of 15% or more of our common stock.

The exclusive forum provisions in our organizational documents may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, or employees, or the underwriters of any offering giving rise to such claim, which may discourage lawsuits with respect to such claims.

Our restated bylaws that will be in effect upon completion of this offering, to the fullest extent permitted by law, will provide that the Court of Chancery of the State of Delaware is the exclusive forum for: any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, our restated certificate of incorporation, or our restated bylaws; or any action asserting a claim that is governed by the internal affairs doctrine. This exclusive forum provision does not apply to suits brought to enforce a duty or liability created by the Exchange Act. It could apply, however, to a suit that falls within one or more of the categories enumerated in the exclusive forum provision. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, or other employees, or the underwriters of any offering giving rise to such claims, which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provisions contained in our restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, financial condition, results of operations and prospects.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Our restated bylaws will provide that the federal district courts of the United States will, to the fullest extent permitted by law, be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act (Federal Forum Provision). Our decision to adopt a Federal Forum Provision followed a decision by the Supreme Court of the State of Delaware holding that such provisions are facially valid under Delaware law. While federal or other state courts may not follow the holding of the Delaware Supreme Court or may determine that the Federal Forum Provision should be enforced in a particular case, application of the Federal Forum Provision means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court, and our stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. In addition, neither the exclusive forum provision nor the Federal Forum Provision applies to suits brought to enforce any duty or liability created by the Exchange Act. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court, and our stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to our exclusive forum provisions, including the Federal Forum Provision. These provisions may limit a stockholder’s ability to bring a claim, and may result in increased costs for a stockholder to bring such a claim, in a judicial forum of their choosing for disputes with us or our directors, officers, other employees or agents, which may discourage lawsuits against us and our directors, officers, other employees or agents.

The market price of our common stock is likely to be highly volatile, and you could lose all or part of your investment.

The trading price of our common stock following this offering is likely to be highly volatile and subject to wide fluctuations in response to various factors, some of which we cannot control. As a result of this volatility, investors may not be able to sell their common stock at or above the initial public offering price. The market price for our common stock may be influenced by many factors, including the other risks described in this “Risk Factors” section and the following:

•	results of preclinical studies and clinical trials of any product candidates, or those of our competitors or our existing or future collaborators or licensing partners;

•	the timing and enrollment status of our clinical trials;

•

regulatory or legal developments in the United States or other countries, especially changes in federal or global health policies, laws or regulations applicable to any product candidates, including the review and oversight functions of federal health regulatory bodies;

•	the success or failure of competitive products or technologies;

•	introductions and announcements of new product candidates by us, any future commercialization partners, or our competitors, and the timing of these introductions or announcements;

•	actions taken by regulatory agencies with respect to any product candidates, clinical studies, and, if approved, manufacturing process or sales and marketing terms;

•	actual or anticipated variations in our financial results or those of companies that are perceived to be similar to us;

•	the success of our efforts to identify, acquire or in-license new technologies or product candidates;

•	developments concerning any future collaborations, including but not limited to those with development and commercialization partners if any product candidates are approved;

•	market conditions in the pharmaceutical and biotechnology sectors;

•	announcements by us or our competitors of significant acquisitions, strategic collaborations, joint ventures or capital commitments;

•	developments or disputes concerning patents or other proprietary rights, including patents, litigation matters and our ability to obtain patent protection for any product candidates;

•	our ability or inability to raise additional capital and the terms on which we are able to raise it, if at all;

•	our ability to effectively manage our growth;

•	the recruitment or departure of key personnel;

•	changes in the structure of healthcare payment systems;

•

actual or anticipated changes in earnings estimates, development timelines or changes in stock market analyst recommendations regarding our common stock, other comparable companies or our industry generally;

•	our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	announcement and expectation of additional financing efforts;

•	speculation in the press or investment community;

•	fluctuations of share price and trading volume of our common stock;

•	sales or perceived potential sales of shares of our common stock by us, insiders or our stockholders;

•	the concentrated ownership of our common stock;

•	expiration of market standoff or lock-up agreements;

•	changes in accounting principles;

•	actions instituted by activist shareholders or others;

•	terrorist acts, acts of war or periods of widespread civil unrest;

•	natural disasters and other calamities, including global pandemics such as the COVID-19 pandemic;

•	general economic, industry and market conditions, including changes in tariffs and trade restrictions, fluctuating interest rates and inflation; and

•	other events or factors, many of which are beyond our control.

In addition, the stock market in general, and the markets for pharmaceutical, biopharmaceutical and biotechnology stocks in particular, have experienced extreme price and volume fluctuations that have been often unrelated or disproportionate to the operating performance of the issuer. Furthermore, the trading price of our common stock may be adversely affected by third parties trying to drive down the market price. Short sellers and others, some of whom post anonymously on social media, may be positioned to profit if our stock declines and their activities can negatively affect our stock price. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our actual operating performance. The realization of any of the above risks or any of a broad range of other risks, including those described in this “Risk Factors” section, could have a dramatic and adverse impact on the market price of our common stock.

We do not currently intend to pay dividends on our common stock and, consequently, our stockholders’ ability to achieve a return on their investment will be dependent on appreciation of the value of our common stock.

We have never declared or paid any cash dividends on our common stock. We currently intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business. As a result, any investment return on our common stock will be dependent on increases in the value of our common stock, which is not certain. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which stockholders have purchased their shares.

If securities or industry analysts do not publish research or reports about our business, or if they issue an adverse or misleading opinion regarding our stock, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not have any control over the industry or securities analysts, or the content and opinions included in their reports. We do not currently have and may never obtain research coverage by securities and industry analysts. If no or few securities or industry analysts commence coverage of us, the trading price for our common stock could be impacted negatively. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us issue an adverse or misleading opinion regarding us, our business model, our intellectual property or our stock performance, or if our preclinical studies and clinical trials and operating results fail to meet the expectations of analysts, our stock price would likely decline. If one or more of such analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause a decline in our stock price or trading volume.

Sales of substantial amounts of shares of our common stock may cause the price of our common stock to decline.

Based on      shares of our capital stock outstanding as of March 31, 2026, upon completion of this offering, we will have a total of      shares of common stock outstanding. Of these shares, only the      shares of common stock sold in this offering, or      shares if the underwriters exercise their option to purchase additional shares in full, will be freely tradable, without restriction, in the public market immediately after this offering. Each of our officers, directors and substantially all of our stockholders have entered into lock-up agreements with the underwriters that, among other things and subject to certain exceptions, restrict their ability to sell or transfer their shares. The lock-up agreements pertaining to this offering will expire 180 days from the date of this prospectus. However, Morgan Stanley & Co. LLC, Leerink Partners LLC, Citigroup Global Markets Inc. and RBC Capital Markets, LLC may, in their sole discretion, permit our officers, directors and other stockholders who are subject to the lock-up agreements to sell shares prior to the expiration of the lock-up agreements. After the lock-up agreements expire, based on     shares outstanding as of March 31, 2026, approximately up to an additional      shares of common stock will be eligible for sale in the public market approximately      of which shares are held by our officers, directors and their affiliated entities, and will be subject to volume limitations under Rule 144 under the Securities Act.

After this offering, the holders of an aggregate of      shares of our outstanding common stock as of March 31, 2026 will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or our stockholders. We also intend to register shares of common stock that we may issue under our equity incentive plans. Once we register these shares, they will be able to be sold freely in the public market upon issuance, subject to the 180-day lock-up period under the lock-up agreements described above and in the sections titled “Shares Eligible for Future Sale” and “Underwriters.” See the section titled “Description of Capital Stock—Registration Rights” for additional information.

We cannot predict what effect, if any, sales of our shares in the public market or the availability of shares for sale will have on the market price of our common stock. However, future sales of substantial amounts of our common stock in the public market, including shares issued upon exercise of our outstanding options, or the perception that such sales may occur, could adversely affect the market price of our common stock.

We also expect that significant additional capital may be needed in the future to continue our planned operations. To raise capital, we may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. To the extent that additional capital is raised through the sale and issuance of shares of our common stock or other securities convertible into shares of our common stock, our stockholders will be diluted. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares of our common stock, could reduce the market price of our common stock.

We will have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the section titled “Use of Proceeds,” and you will be relying on the judgment of our management regarding the application of these proceeds. You will not have the opportunity, as part of your investment decision, to assess whether we are using the proceeds appropriately. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

No public market for our common stock currently exists, and an active and liquid trading market for our common stock may never develop. As a result, you may not be able to resell your shares of common stock at or above the initial public offering price.

Prior to this offering, no market for our common stock existed and an active trading market for our common stock may never develop or be sustained following this offering. The initial public offering price for our common stock was determined through negotiations with the underwriters and the negotiated price may not be indicative of the market price of our common stock after this offering. This price will not necessarily reflect the price at which investors in the market will be willing to buy and sell our shares following this offering, and the market value of our common stock may decrease from the initial public offering price. As a result of these and other factors, you may be unable to resell your shares of our common stock at or above the initial public offering price. The lack of an active market may impair your ability to sell your shares of common stock at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares of common stock. To the extent certain of our existing stockholders and their affiliated entities participate in this offering, such purchases would reduce the nonaffiliated public float of our shares, meaning the number of shares of our common stock that are not held by officers, directors and controlling stockholders. As a result, the number of freely tradeable shares of our common stock following this offering will be reduced to what it would have been had these shares been sold to investors that were not existing stockholders, affiliates or purchasers. A reduction in the public float could reduce the number of shares that are available to be traded at any given time, thereby adversely impacting the liquidity of our common stock and depressing the price at which you may be able to sell shares of common stock purchased in this offering. Furthermore, an inactive market may also impair our ability to raise capital by selling shares of our common stock and may impair our ability to enter into strategic collaborations or acquire companies or products by using our shares of common stock as consideration.

You will experience immediate and substantial dilution as a result of this offering and raising additional capital in the future may cause dilution to our stockholders, including purchasers of common stock in this offering, restrict our operations or require us to relinquish rights to our technologies or product candidates.

The assumed initial public offering price of $     per share, which is the midpoint of the range set forth on the cover page of this prospectus, is substantially higher than the pro forma as adjusted net tangible book value per share of our outstanding common stock immediately following the completion of this offering. If you purchase common stock in this offering at the assumed initial public offering price of $     per share, and assuming that the underwriters do not exercise their option to purchase additional common stock in this offering, you will incur immediate and substantial dilution of $  per share, representing the difference between the assumed initial public offering price of $     per share and our pro forma as adjusted net tangible book value per share as of March 31, 2026 after giving effect to this offering and the conversion of all outstanding redeemable convertible preferred stock upon the completion of this offering. Following the completion of this offering, investors purchasing common stock in this offering will have contributed     % of the total amount invested by stockholders since inception, but will only own     % of the shares of common stock outstanding. For a further description of the dilution you will experience immediately after this offering, see the section titled “Dilution.”

General Risk Factors

Our current in-person operations are located in San Carlos, California, and we or the third parties on whom we depend may be adversely affected by natural disasters, terrorist activity, pandemics, geo-political actions in the United States and in foreign countries, and other events beyond our control, and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster. Geo-political actions could increase the uncertainties and costs surrounding the prosecution or maintenance of our patent applications or those of any current or future licensors and the maintenance, enforcement or defense of our issued patents or those of any current or future licensors.

Our in-person operations are located in our corporate headquarters and research and development facility in San Carlos, California. Any unplanned event, such as flood, fire, explosion, earthquake, extreme weather condition, pandemic, medical epidemic, power shortage, telecommunication failure or other natural or manmade accidents or incidents that result in us being unable to fully utilize our facilities, or the manufacturing facilities of our CMOs may have a material and adverse effect on our ability to operate our business and have significant negative consequences on our financial and operating conditions. If our facilities, or the manufacturing facilities of our CMOs, are unable to operate because of an accident or incident or for any other reason, including an inability to use all or a significant portion of our headquarters, damages to critical infrastructure, such as our research facilities or the manufacturing facilities of our CMOs, or other disruptions to operations, even for a short period of time, any or all of our research and development programs may be harmed. Any business interruption could have a material and adverse effect on our business, financial condition, results of operations and prospects.

Our employees often conduct business outside of any facilities leased by us. These locations may be subject to additional security and other risk factors due to the limited control of our employees. The disaster recovery and business continuity plans we have in place may prove inadequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which could have a material adverse effect on our business. As part of our risk management policy, we maintain insurance coverage at levels that we believe are appropriate for our business. However, in the event of an accident or incident at these facilities, we cannot assure you that the amounts of insurance will be sufficient to satisfy any damages and losses.

Unstable market and economic conditions and adverse developments affecting the financial services industry, such as actual events or concerns involving inflation, liquidity, defaults or nonperformance by financial institutions or transactional counterparties, could adversely affect our current and projected business operations, and our financial condition and results of operations.

From time to time, the global credit and financial markets have experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. The financial markets and the global economy may also be adversely affected by the current or anticipated impact of military conflict, terrorism or other geopolitical events. Sanctions imposed by the United States and other countries in response to such conflicts, including the one in Ukraine, may also adversely impact the financial markets and the global economy, and any economic countermeasures by the affected countries or others could exacerbate market and economic instability. Russia’s ongoing incursion into Ukraine has created extreme volatility in the global capital markets and is expected to have further global economic consequences, including disruptions of the global supply chain and energy markets; it is possible that the ongoing Israel-Hamas conflict may have similar effects. In addition, adverse developments that affect financial institutions, such as events involving liquidity that are rumored or actual, have in the past and may in the future lead to market-wide liquidity problems. For example, in March 2023, Silicon Valley Bank (SVB), one of our banking partners, was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation (FDIC) as receiver. The closure of any additional national or regional commercial banks could lead to further economic instability. Although the Department of the Treasury, the Federal Reserve and the FDIC have taken steps to mitigate these risks, widespread demands for customer withdrawals or other liquidity needs of financial institutions for immediate liquidity may still occur in the future. We may maintain cash balances at third-party financial institutions in excess of the FDIC insurance limit and there is no guarantee that the federal government would provide access to uninsured funds in the future in the event of the closure of other banks or financial institutions, or that they would do so in a timely fashion.

Although we have not experienced any adverse impact to our liquidity or to our current and projected business operations, financial condition or results of operations, uncertainty remains over liquidity concerns in the broader financial services industry, and our business, our business partners, or industry as a whole may be adversely impacted in ways that we cannot predict at this time. Inflation and fluctuating interest rates have led to a decline in the trading value of previously issued government securities with interest rates below current market interest rates.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after we are no longer an emerging growth company or smaller reporting company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. If these requirements divert the attention of our management and personnel from other business concerns, they could have a material adverse effect on our business, financial condition and results of operations. Moreover, we expect these rules and regulations to substantially increase our legal and financial compliance costs and to make some activities more time consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain sufficient coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. The increased costs will decrease our net income or increase our net loss, and the increased costs may require us to reduce costs in other areas of our business.

Moreover, these rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

We may be subject to securities litigation, which is expensive and could divert management attention.

The market price of our common stock is likely to be volatile. The stock market in general, and Nasdaq and biopharmaceutical companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs, divert our management’s attention and resources from other business concerns and damage our reputation, which could seriously harm our business, financial condition, results of operations and prospects.

We are an “emerging growth company” and a “smaller reporting company” and the reduced reporting requirements applicable to emerging growth companies or smaller reporting companies could make our common stock less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including (i) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (ii) reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements and (iii) exemptions from the requirements of holding nonbinding advisory stockholder votes on executive compensation and stockholder approval of any golden parachute payments not approved previously. In addition, as an emerging growth company, we are only required to provide two years of audited financial statements and two years of selected financial data in this prospectus.

We could be an emerging growth company for up to five years following the completion of this offering, although circumstances could cause us to lose that status earlier, including if we are deemed to be a “large accelerated filer,” which occurs when the market value of our common stock that is held by non-affiliates equals or exceeds $700.0 million as of the prior June 30, or if we have total annual gross revenue of $1.235 billion or more during any fiscal year before that time, in which cases we would no longer be an emerging growth company as of the following December 31, or if we issue more than $1.0 billion in non-convertible debt during any three-year period before that time, in which case we would no longer be an emerging growth company immediately.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our consolidated financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards. Until the date that we are no longer an “emerging growth company” or affirmatively and irrevocably opt out of the exemption provided by Section 7(a)(2)(B) of the Securities Act, upon issuance of a new or revised accounting standard that applies to our consolidated financial statements and that has a different effective date for public and private companies, we will disclose the date on which adoption is required for non-emerging growth companies and the date on which we will adopt the recently issued accounting standard.

We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company after this offering if either (i) the market value of our common stock held by non-affiliates is less than $250.0 million, measured as of the last business day of our most recently completed second quarter or (ii) our annual revenue is less than $100.0 million during the most recently completed fiscal year and the market value of our common stock held by non-affiliates is less than $700.0 million. We may continue to be a smaller reporting company even after we cease to be an emerging growth company, so we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements, we are not required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

If we fail to establish and maintain proper and effective internal control over financial reporting in the future, our ability to produce accurate and timely consolidated financial statements could be impaired, which could harm our operating results, investors’ views of us and, as a result, the value of our common stock.

Pursuant to Section 404 of the Sarbanes-Oxley Act, we will be required to furnish a report by our management on our internal control over financial reporting within our Annual Report on Form 10-K. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate consolidated financial statements on a timely basis is a costly and time-consuming effort that will need to be frequently evaluated. Our failure to maintain the effectiveness of our internal controls in accordance with the requirements of the Sarbanes-Oxley Act could have a material adverse effect on our business. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our consolidated financial statements. In addition, if we are not able to continue to meet these requirements, we may not be able to remain listed on Nasdaq.

As we grow, we expect to hire additional personnel and may utilize external temporary resources to implement, document and modify policies and procedures to maintain effective internal controls. However, it is possible that we may identify deficiencies and weaknesses in our internal controls. If material weaknesses or deficiencies in our internal controls exist and go undetected or unremediated, our consolidated financial statements could contain material misstatements that, when discovered in the future, could cause us to fail to meet our future reporting obligations and cause the price of our common stock to decline.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon the completion of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. We designed our disclosure controls and procedures to reasonably assure that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. For example, our directors or executive officers could inadvertently fail to disclose a new relationship or arrangement causing us to fail to make any related party transaction disclosures. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected. In addition, we do not have a formal risk management program for identifying and addressing risks to our business in other areas.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “plan,” “expect” and similar expressions that convey uncertainty of future events or outcomes, although not all forward-looking statements contain these words. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

The forward-looking statements in this prospectus include, among other things, statements about:

•

the initiation, timing, progress, results and costs of our clinical trials for ATTO-1310, ATTO-2306 and ATTO-1091, as well as any future preclinical studies and clinical trials and our research and development programs;

•	the timing of and our ability to obtain and maintain regulatory approvals for ATTO-1310, ATTO-2306, ATTO-1091 and any future product candidates;

•

our ability to obtain funding for our operations, including funding necessary to complete further clinical development and commercialization of ATTO-1310, ATTO-2306, ATTO-1091 and further discovery, development and commercialization of earlier stage and future product candidates, if approved;

•	estimates of the addressable market for our current and any future product candidates, and market growth;

•

our plans to develop and, if approved, commercialize ATTO-1310 for the treatment of chronic pruritic diseases, including chronic pruritus of unknown origin (CPUO), high-itch atopic dermatitis (AD), cholestatic pruritus in primary biliary cholangitis (PBC) and primary sclerosing cholangitis (PSC) and chronic kidney disease-associated pruritus (CKD-aP), ATTO-2306 for the treatment of AD and other inflammatory skin diseases, such as chronic spontaneous urticaria (CSU) and prurigo nodularis (PN), and ATTO-1091 for the treatment of IBD;

•	our expectations regarding demand for, and market acceptance of, our current and any future product candidates, if approved;

•	our ability to market or commercialize any product candidates we may develop and to compete effectively with existing competitors and new market entrants;

•	our ability to obtain, maintain, protect and enforce intellectual property and proprietary rights;

•	our ability to expand our pipeline of product candidates;

•	the potential effects of extensive government regulations relating to our industry;

•	our ability to operate our business without infringing, misappropriating or otherwise violating the intellectual property rights and proprietary technology of third parties;

•	our ability to retain the continued service of our key professionals and consultants and to identify, hire and retain key management and technical personnel;

•	our expectations regarding any future collaboration and current or future licensing arrangements with third parties, including our ability to reach development milestones under such agreements;

•	the impact of natural disasters, terrorist activity, pandemics and other events beyond our control on any of the above or any other aspect of our business operations;

•

general global macroeconomic, industry and market conditions in either domestic or international markets, as well as economic conditions specifically affecting industries in which we operate, including but not limited to, actual or perceived instability in the global banking industry, potential uncertainty with respect to the U.S. federal debt ceiling and budget and potential government shutdowns related thereto, labor shortages, supply chain disruptions, potential recession, inflation and changing interest rates;

•	the impact of natural and man-made global events on our business, including political instability and military hostilities in multiple geographies, including global responses thereto;

•	our expectations regarding expenses, future revenue, capital requirements and our needs for additional financing;

•	sales of our stock by us, our insiders or our stockholders, as well as the anticipation of lock-up releases or expiration of market standoff or lock-up agreements;

•	our expectations regarding the period during which we will qualify as an emerging growth company under the JOBS Act or a smaller reporting company;

•	our ability to maintain adequate internal controls over financial reporting and to manage our business in accordance with applicable laws and the highly regulated industry in which we participate; and

•	our expected use of the net proceeds from this offering and our existing cash, cash equivalents and marketable securities.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect. We qualify all of the forward-looking statements in this prospectus by these cautionary statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.

MARKET AND INDUSTRY DATA

This prospectus contains estimates and other statistical data made by independent parties and by us relating to our industry and the markets in which we operate, including our general expectations and market position, market opportunity, the incidence of certain medical conditions and other industry data. In some cases, we do not expressly refer to the sources from which these data are derived.

These data, to the extent they contain estimates or projections, involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates or projections. Industry publications and other reports we have obtained from independent parties may state that the data contained in these publications or other reports have been obtained in good faith or from sources considered to be reliable, but they do not guarantee the accuracy or completeness of such data. The industry in which we operate is subject to risks and uncertainties due to a variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications and reports.

Estimates of certain market opportunities and the prevalence of certain medical conditions included in this prospectus are derived from data from third-party research studies we commissioned from LifeSci Consulting, an affiliate of LifeSci Capital LLC, in 2025 and 2026.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $     million, or approximately $     million if the underwriters exercise their over-allotment option in full, based on the assumed initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the net proceeds to us from this offering by $     million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares of our common stock offered would increase or decrease, as applicable, the net proceeds that we receive from this offering by $     million, assuming that the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

The principal purposes of this offering are to increase our financial flexibility, to obtain additional capital to support our operations, to create a public market for our common stock and to facilitate our access to the public equity markets. We currently intend to use the net proceeds we receive from this offering, together with our existing cash, cash equivalents and marketable securities as follows:

•	approximately $ million to $ million to advance the clinical development of ATTO-1310 through ;

•	approximately $ million to $ million to advance the clinical development of ATTO-2306 through ; and

•	the remainder to advance our research pipeline, including ATTO-1091 through , for other research and development activities, as well as for working capital and other general corporate purposes.

Based on our current operating plan, we believe that our existing cash, cash equivalents and marketable securities, together with the net proceeds from this offering, will be sufficient for us to fund our operations    . We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we expect. Because of the numerous risks and uncertainties associated with research, development and commercialization of pharmaceutical drugs, we are unable to estimate the exact amount of our working capital requirements.

The expected use of our existing cash, cash equivalents and marketable securities and the net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts we actually expend in these areas, and the timing thereof, may vary significantly from our current intentions and will depend on a number of factors, including the progress of our current and planned clinical trials, regulatory feedback, the success of research and development efforts, the results and timing of any future preclinical studies and clinical trials any new collaborations or licenses we may enter into, cash generated from future operations and actual expenses to operate our business, and other factors described in the section titled “Risk Factors.” We may also use a portion of the net proceeds of this offering to in-license, acquire or invest in complementary businesses, products, or technologies, or to obtain the right to use such complementary technologies. We have no commitments with respect to any acquisition or investment, and we are not currently involved in any negotiations with respect to any such transaction.

As a result, we cannot predict with any certainty all of the particular uses for the net proceeds or the amounts that we will actually spend on the uses set forth above. Accordingly, our management will have broad discretion in the application of the net proceeds, and investors will be relying on the judgment of our management regarding the application of the net proceeds of this offering.

The expected net proceeds of this offering, together with our existing cash, cash equivalents and marketable securities, will not be sufficient for us to fund ATTO-1310, ATTO-2306, ATTO-1091, our earlier stage product candidates or any other future product candidates, if any, through regulatory approval, and we will need to raise substantial additional capital to complete the development and potential commercialization of our product candidates, if approved.

Pending the uses described above, we intend to invest the net proceeds from this offering in short-term, investment-grade interest-bearing securities such as money market accounts, certificates of deposit, commercial paper and guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock. We currently intend to retain all available funds and any future earnings, if any, for use in the operation of our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant. Our ability to pay cash dividends on our capital stock in the future may also be limited by any restrictions contained in any future financing instruments or by the terms of any preferred securities we may issue or agreements governing any indebtedness we may incur.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and marketable securities and capitalization as of March 31, 2026:

•	on an actual basis;

•

on a pro forma basis, giving effect to (i) the automatic conversion of all outstanding shares of our redeemable convertible preferred stock as of March 31, 2026 into an aggregate of      shares of our common stock and the related reclassification of the carrying value of the redeemable convertible preferred stock to permanent equity in connection with the completion of this offering, and (ii) the filing and effectiveness of our restated certificate of incorporation upon the completion of this offering; and

•

on a pro forma as adjusted basis giving effect to (i) the pro forma adjustments described above, and (ii) the issuance and sale of      shares of our common stock in this offering at an assumed initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma and pro forma as adjusted information set forth below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

You should read this table together with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes, each included elsewhere in this prospectus.

	As of March 31, 2026
	Actual	Pro Forma		Pro Forma As Adjusted(1)
	(in thousands, except share and per share amounts)
Cash, cash equivalents and marketable securities	$132,622	$		$

Redeemable convertible preferred stock, par value $0.0001 per share; 199,902,270 shares authorized, shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	$258,226		$-		$-
Stockholders’ deficit:
Preferred stock, par value $0.0001 per share; no shares authorized, issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	-		-		-
Common stock, par value $0.0001 per share; 284,023,000 shares authorized, 41,907,870 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	4
Additional paid-in capital	4,174
Accumulated other comprehensive loss	(27)
Accumulated deficit	(129,666)

Total stockholders’ deficit	(125,515)		-		-

Total capitalization	$132,711		$-		$-

(1)

Each $1.00 increase or decrease in the assumed initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, each of our pro forma as adjusted cash, cash equivalents and marketable securities, additional paid-in capital, total stockholders’ deficit and total capitalization by approximately $     million, assuming that the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares of our common stock offered in this offering would increase or decrease, as applicable, each of our pro forma as adjusted cash, cash equivalents and marketable securities, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $     million, assuming the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their over-allotment option in full, our pro forma as adjusted cash, cash equivalents, and marketable securities, additional paid-in capital, total stockholders’ equity, total capitalization, and shares of common stock outstanding as of March 31, 2026 would be $     million, $     million, $     million, $     million, and     shares, respectively.

The number of shares of our common stock to be outstanding after this offering on a pro forma and pro forma as adjusted basis set forth in the table above is based on (i)     shares of our common stock outstanding as of March 31, 2026, including     shares of unvested restricted stock subject to repurchase and (ii) the automatic conversion of all shares of our outstanding convertible redeemable preferred stock as of March 31, 2026 into an aggregate of      shares of our common stock in connection with the completion of this offering, and excludes:

•	shares of our common stock issuable upon the exercise of stock options outstanding as of March 31, 2026 under our 2023 Plan, with a weighted-average exercise price of $ per share;

•	shares of our common stock issuable upon the exercise of stock options granted after March 31, 2026 under our 2023 Plan, with a weighted-average exercise price of $ per share;

•

     shares of our common stock reserved for future issuance under our 2026 Plan, which will become effective in connection with this offering (including      shares reserved for issuance under our 2023 Plan, which shares will be added to the 2026 Plan upon its effectiveness); and

•	shares of our common stock to be reserved for future issuance under our ESPP, which will become effective in connection with this offering.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

Net tangible book value per share is determined by dividing our total tangible assets (which excludes deferred offering costs) less our total liabilities and redeemable convertible preferred stock by the number of shares of our common stock outstanding. Our historical net tangible book deficit as of March 31, 2026 was $      million, or $      per share, based on      shares of our common stock outstanding as of that date.

After giving effect to the automatic conversion of all outstanding shares of our redeemable convertible preferred stock as of March 31, 2026 into an aggregate of      shares of our common stock and the related reclassification of the carrying value of the redeemable convertible preferred stock to permanent equity in connection with the completion of this offering, our pro forma net tangible book value as of March 31, 2026 would have been $     million, or $     per share of our common stock.

After giving further effect to the sale and issuance of      shares of common stock in this offering at an assumed initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2026 would have been $     million, or approximately $     per share. This amount represents an immediate increase in pro forma net tangible book value of $     per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $     per share to new investors participating in this offering.

Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by new investors. The following table illustrates this dilution (without giving effect to any exercise by the underwriters of their over-allotment option):

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of March 31, 2026	$
Pro forma increase in historical net tangible book value per share as of March 31, 2026 attributable to the pro forma adjustments described above

Pro forma net tangible book value per share as of March 31, 2026
Increase in pro forma net tangible book value per share attributable to new investors participating in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors participating in this offering		$

Each $1.00 increase or decrease in the assumed initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the pro forma as adjusted net tangible book value per share after this offering by $     per share, and dilution per share to new investors in this offering by $     per share, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us. Similarly, each increase of 1.0 million shares in the number of shares of our common stock offered in this offering would increase our pro forma net tangible book value by approximately $     million or approximately

$     per share and pro forma as adjusted net tangible book value by approximately $     million, or approximately $     per share, and would decrease dilution per share to new investors in this offering by approximately $     per share. Each decrease of 1.0 million shares in the number of shares of our common stock offered in this offering would decrease our pro forma as adjusted net tangible book value by approximately $     million, or approximately $     per share, and would increase dilution per share to new investors in this offering by approximately $     per share, assuming the assumed initial public offering price per share remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

If the underwriters exercise their over-allotment option in full, the dilution to new investors in this offering would be $     per share, assuming an initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

The following table shows, as of March 31, 2026, on a pro forma as adjusted basis described above, the differences between the existing stockholders and the new investors purchasing shares in this offering at the assumed initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, with respect to the number of shares purchased from us, the total consideration paid, which includes net proceeds received from the issuance of common and redeemable convertible preferred stock and cash received from the exercise of stock options, and the weighted-average price paid per share:

	Shares Purchased		Total Consideration		Weighted- Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders before this offering		%	$	%	$
New investors participating in this offering					$

Total		100.0%	$	100.0%

Each $1.00 increase or decrease in the assumed initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, total consideration paid by new investors and total consideration paid by all stockholders by approximately $     million, assuming that the number of shares offered, as set forth on the cover page of this prospectus, remains the same. Similarly, each increase or decrease of 1.0 million shares in the number of shares of our common stock offered in this offering would increase or decrease, as applicable, total consideration paid by new investors and total consideration paid by all stockholders by approximately $     million, assuming the assumed initial public offering price remains the same.

In addition, to the extent that any outstanding options are exercised, investors in this offering will experience further dilution.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ over-allotment option. If the underwriters exercise their over-allotment option in full, our existing stockholders would own     % and our new investors would own     % of the total number of shares of our common stock outstanding upon the completion of this offering.

The foregoing tables and calculations (other than historical net tangible book value) are based on (i)      shares of our common stock outstanding as of March 31, 2026, including     shares of unvested restricted stock subject to repurchase and (ii) the automatic conversion of all shares of our outstanding

redeemable convertible preferred stock as of March 31, 2026 into an aggregate of      shares of our common stock in connection with the completion of this offering, and excludes:

•	shares of our common stock issuable upon the exercise of stock options outstanding as of March 31, 2026 under our 2023 Plan, with a weighted-average exercise price of $ per share;

•	shares of our common stock issuable upon the exercise of stock options granted after March 31, 2026 under our 2023 Plan, with a weighted-average exercise price of $ per share;

•

    shares of our common stock reserved for future issuance under our 2026 Plan, which will become effective in connection with this offering (including      shares reserved for issuance under our 2023 Plan, which shares will be added to the 2026 Plan upon its effectiveness); and

•	shares of our common stock to be reserved for future issuance under our ESPP, which will become effective in connection with this offering.

To the extent that these outstanding stock options are exercised, new stock options are issued or we issue additional shares of our common stock in the future, there will be further dilution to new investors. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our audited consolidated financial statements and the related notes, our unaudited interim condensed consolidated financial statements and the related notes, and other financial information included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon our current plans and expectations that involve risks, uncertainties and assumptions, such as statements regarding our plans, objectives, expectations, intentions and beliefs. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under the section titled “Risk Factors” and elsewhere in this prospectus. You should carefully read the section titled “Risk Factors” to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Please also see the section titled “Special Note Regarding Forward-Looking Statements.”

Overview

We are a clinical-stage biopharmaceutical company developing next-generation biotherapeutics for immune-mediated diseases with high unmet need. Our lead pipeline candidates target commercially validated pathways and are designed through our ATTOBODY biologics platform to deliver improved treatments relative to the current standards of care. Leveraging our ATTOBODY platform, we have nominated three product candidates within our first two years, including one currently in the clinic, ATTO-1310. ATTO-1310 is an ATTOBODY-based therapeutic targeting interleukin-31 (IL-31) that completed dosing in a Phase 1 clinical trial in healthy volunteers and patients in the first quarter of 2026. ATTO-2306 is an ATTOBODY-based bispecific targeting interleukin-13 (IL-13) and IL-31 that is in IND-enabling studies, and we expect to commence a Phase 1 clinical trial in    . Lastly, ATTO-1091 is our trispecific ATTOBODY-based Fc fusion protein that is designed to block TL1A, IL-23 and integrin α4ß7 simultaneously, and is currently in IND-enabling studies.

All of our product candidates have been internally discovered using our ATTOBODY biparatopic biologics platform, which we have in-licensed from Alamar Biosciences, Inc. (Alamar). Our ATTOBODY platform uses an evolution-driven, high-throughput process which allows for rapid discovery and the creation of a high diversity of potential product candidates. Our initial focus for ATTOBODIES has been to develop novel biotherapeutics targeting highly synergistic, clinically and commercially validated pathways where early data indicates the potential of our candidates to deliver next-generation treatments relative to the current standards of care. Our early-stage discovery efforts have further expanded our pipeline to additional complex biologics, including conditional “AND” gate bispecifics directed against novel targets, which are historically difficult to develop with conventional antibody technology.

We were incorporated in December 2022 under the laws of the State of Delaware. We have incurred significant net operating losses and negative cash flows since our inception. Since our inception, we have devoted substantially all of our resources to organizing our company, hiring personnel, business planning, acquiring and developing our product candidates, performing research and development, conducting research, preclinical studies and clinical trials, enabling manufacturing activities in support of our product development efforts, building our platform technologies, establishing, expanding and protecting our intellectual property portfolio, establishing licensing, raising capital, and providing general and administrative support for these operations. We do not have any products approved for sale and have not generated any revenue from product sales. We expect to continue to incur significant and increasing expenses and substantial losses for the foreseeable future as we continue our development of and seek regulatory approvals for our product candidates and commercialize any approved products, seek to expand our product pipeline and invest in our organization. Our ability to achieve and sustain profitability will depend on our ability to successfully develop, obtain regulatory approval for and commercialize our product candidates. There can be no assurance that we will ever generate product revenue or achieve profitability, or if achieved, that the product revenue or profitability will be sustained on a continuing basis.

To date, we have primarily funded our operations with proceeds from sales of shares of our redeemable convertible preferred stock in private placements. As of the date of this prospectus, we have received aggregate gross proceeds of $255.8 million from sales of shares of our redeemable convertible preferred stock, which includes aggregate gross proceeds of $52.5 million from the sale of the second tranche of our Series B redeemable convertible preferred stock in January of 2025 and aggregate gross proceeds of $90.0 million from the sale of our Series C redeemable convertible preferred stock in March of 2025.

We have incurred significant losses and negative cash flows from operations since our inception. Our net loss for the years ended December 31, 2024 and 2025 was $39.8 million and $60.6 million, respectively. Our net loss for the three months ended March 31, 2025 and 2026 was $15.2 million and $18.7 million, respectively. As of March 31, 2026, we had an accumulated deficit of $129.7 million. Substantially all of our net losses have resulted from costs incurred in connection with our research and development programs and, to a lesser extent, from general and administrative costs associated with our operations. Our net losses and operating losses may fluctuate from quarter to quarter and year to year depending primarily on the timing of our preclinical studies and clinical trials, our other research and development expenses, and the timing and amount of any milestone or royalty payments due under our existing or future license agreements.

As of March 31, 2026, we had $132.6 million in cash, cash equivalents and marketable securities. Based on our current operating plan, we estimate that our existing cash, cash equivalents and marketable securities, together with the estimated net proceeds from this offering, will be sufficient to fund our projected operating expenses and capital expenditure requirements into    . We have based this estimate on our current assumptions, which may prove to be wrong, and we may exhaust our available capital resources sooner than we expect. Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially.

Given our stage of development, we currently have no sales, marketing or commercialization capabilities. However, we intend to build the necessary sales, marketing and commercialization capabilities and infrastructure over time as our product candidates advance through clinical development. We expect to spend a significant amount on development and marketing costs prior to obtaining regulatory and marketing approval of one or more of our product candidates. We expect that our expenses and capital requirements will increase substantially in the near- to mid-term as we continue our development efforts for ATTO-1310 and ATTO-2306, and for our other developmental programs; and add clinical, scientific, sales and marketing, operational and financial personnel, including personnel to support our product development and potential future commercialization activity, and the timing and amount of any milestone or royalty payments due under our existing or future license or collaboration agreements.

License Agreements

Alamar Platform License Agreement

We are party to a Second Amended and Restated Platform License Agreement (the Alamar Platform License Agreement) with Alamar, which is effective as of June 1, 2023. Under the Alamar Platform License Agreement, Alamar granted us a worldwide, non-transferable, sublicensable license to use the antibody engineering platform developed by or on behalf of Alamar (the ATTOBODY Platform) within the therapeutic field (the Alamar License). The Alamar License allows us to identify new molecules or gene codes, research, develop, manufacture, and commercialize new or existing molecules or gene codes identified using the ATTOBODY Platform (Products), and to develop improvements to the ATTOBODY Platform. This license is exclusive in the therapeutic field with respect to Alamar patents and patent applications, and non-exclusive with respect to Alamar know-how.

In connection with the execution of the Alamar Platform License Agreement, on June 1, 2023, we issued 22,562,123 shares of our common stock to Alamar as consideration for the Alamar License. The Alamar

Platform License Agreement requires us to pay Alamar up to $4.3 million per Product in aggregate milestone payments upon the completion of certain clinical and regulatory milestones. The Alamar Platform License Agreement also requires that we pay Alamar tiered royalties in low single digit percentages on net sales of Products on a Product-by-Product basis, subject to certain deductions, provided that if no valid claim covers a Product in a country, then the royalty percentage applicable to net sales in such country shall be reduced to percentages also in the low single digits.

Milestone payments are contingent consideration and are accrued when it becomes probable that the underlying milestone will be achieved. We recorded $0.3 million as research and development expenses in the statement of operations and comprehensive loss during the year ended December 31, 2024, related to the achievement of a development milestone for ATTO-1310. We recorded $0.3 million as research and development expenses in the consolidated statement of operations during the year ended December 31, 2025, related to achievement of a development milestone for ATTO-3712. The remaining milestones were considered not probable to be achieved as of March 31, 2026. Royalties will be recognized as cost of sales when products are sold and royalties are payable.

EndPath License Agreement

In July 2025, we entered into a license agreement with EndPath RadioTherapeutics, Inc. (formerly Isotovia Biosciences, Inc.) (EndPath), under which we granted EndPath an exclusive, worldwide license to certain of our ATTOBODY platform technology for radioligand products (the EndPath Agreement) and agreed to perform initial research and development services for two targets. We account for the EndPath Agreement as a customer contract under ASC Topic 606, Revenue from Contracts with Customers (ASC 606) and recognized $1.4 million of collaboration revenue during the year ended December 31, 2025. We may recognize additional revenue in future periods from remaining performance obligations and, if achieved, milestone payments and royalties under the EndPath Agreement. See Note 5 to our audited consolidated financial statements for further information.

Components of Our Results of Operations

Revenue

We recognize collaboration revenue from the EndPath Agreement for research and development services related to radioligand products. To date, we have not generated any revenue from the sale of products. We do not expect to generate any such revenue unless and until such time as our product candidates have advanced through clinical development and regulatory approval, if ever. If we fail to complete preclinical and clinical development of any product candidates or obtain regulatory approval for them, our ability to generate future product revenues, and our results of operations and financial position would be adversely affected.

Operating Expenses

Our operating expenses consist of (i) research and development expenses and (ii) general and administrative expenses.

Research and Development

Research and development expenses consist of external and internal costs primarily related to acquiring our product candidate pipeline and technologies, and preclinical and clinical development of our product candidates.

External costs include:

•

costs incurred in connection with the preclinical and clinical development of our product candidates, including under agreements with CROs, CMOs and other third parties that conduct clinical trials and manufacture clinical supplies, product candidates, and components on our behalf;

•	costs related to compliance with regulatory requirements;

•	costs associated with acquiring technology and intellectual property licenses that have no alternative future uses and costs incurred under in-license agreements, including milestone payments; and

•	costs for third-party professional research and development consulting services.

Internal costs include:

•	research and development personnel-related costs, including salaries, benefits, travel and meals expenses and stock-based compensation expense; and

•	allocated facilities and other overhead costs, including software, computer supplies and accessories and other miscellaneous expenses.

We expense research and development costs as incurred. Costs of certain activities are recognized based on an evaluation of the progress to completion of specific tasks. However, payments made prior to the receipt of goods or services that will be used or rendered for future research and development activities are deferred and capitalized as prepaid expenses and other current assets on our consolidated balance sheets. The capitalized amounts are recognized as expense as the goods are delivered or as related services are performed. Since our inception and through March 31, 2026, substantially all of our third-party expenses were related to the development of ATTO-1310, ATTO-3712 and ATTO-1091. We do not allocate employee costs, laboratory supplies and facilities, including other internal costs, to specific product candidates because these costs are associated with multiple programs and, as such, are not separately classified. We use internal resources primarily for managing our process development, manufacturing, and clinical development activities. We deploy our personnel across all of our research and development activities and, as our employees work across multiple programs, we do not currently track our costs by product candidate indication.

We expect our research and development expenses to increase substantially for the foreseeable future as we advance our product candidates into and through clinical trials, pursue regulatory approval of our product candidates, build our operational and commercial capabilities for supplying and marketing our products, if approved, and expand our pipeline of product candidates. We expect to incur significant manufacturing costs as our CMOs develop scaled commercial manufacturing processes. The process of conducting the necessary clinical research to obtain regulatory approval is costly and time-consuming. The actual probability of success for our product candidates may be affected by a variety of factors, including the safety and efficacy of our product candidates, clinical data, investment in our clinical programs, competition, manufacturing capability and commercial viability. We may never succeed in achieving regulatory approval for any of our product candidates. As a result of the uncertainties discussed above, we are unable to determine the duration and completion of costs of our research and development projects or if, when and to what extent we will generate revenue from the commercialization and sale of our product candidates, if approved by the FDA and other applicable regulatory authorities.

Our future research and development costs may vary significantly based on factors such as:

•	the progress, timing and results of our preclinical studies and clinical development activities for ATTO-1310, ATTO-2306, ATTO-1091 or any future product candidates;

•	the number and scope of preclinical and clinical programs we decide to pursue;

•	the amount and timing of any milestone payment due under an existing, or any future, license or collaboration agreement;

•	the costs and fees associated with discovery, acquisition or in-license of our products or technologies, including to maintain and expand our ATTOBODY platform;

•	the number of patients that participate in our clinical trials, and per participant clinical trial costs;

•	the number and duration of clinical trials required for approval of our product candidates;

•	the number of sites included in our clinical trials, and the locations of those sites;

•	delays or difficulties in adding trial sites, and enrolling participants in our clinical trials, or higher than expected patient drop-out or discontinuation rates;

•	potential additional safety monitoring requested by regulatory authorities;

•	the phase of development of our product candidates;

•	the efficacy and safety profile of our product candidates;

•	the timing, receipt, and terms of any approvals from applicable regulatory authorities including the FDA and foreign regulators;

•	maintaining a continued acceptable safety profile of our product candidates following approval, if any, of our product candidates;

•	changes in the competitive outlook; and

•

the extent we pursue strategic collaborations, including collaborations to commercialize ATTO-1310, ATTO-2306, ATTO-1091 or any of our future product candidates, our ability to establish and maintain collaborations on favorable terms, if at all, as well as the timing and amount of any milestone or royalty payments we are required to make or are eligible to receive under such collaborations or our current licenses to which we establish additional strategic collaborations or other arrangements.

A change in the outcome of any of these variables with respect to the development of any of our product candidates could significantly change the costs and timing associated with the development of that product candidate.

General and Administrative

Our general and administrative expenses consist primarily of personnel-related costs, legal and consulting services, including those relating to intellectual property and corporate matters, and allocated overhead, including software, computer supplies and accessories, insurance and other miscellaneous expenses. Personnel-related costs include salaries, annual bonuses, benefits, recruiting fees, travel and meal expenses and stock-based compensation for our general and administrative personnel.

We expect that our general and administrative expenses will increase substantially in the future as a result of expanding our operations, including hiring personnel, preparing for potential commercialization of our product candidates, and facility occupancy costs, as well as various incremental costs associated with operating as a public company. We expect that our costs will increase related to legal, audit, accounting fees, regulatory and tax-related services associated with maintaining compliance with exchange listing and SEC requirements, director and officer insurance costs, investor and public relations costs, and other expenses that we did not incur as a private company. We also expect to increase the size of our administrative function to support the growth of our business.

Interest Income

Interest income primarily consists of interest income earned on our invested cash, cash equivalents and marketable securities.

Change in Fair Value of Preferred Stock Tranche Liability

The Series A Purchase Agreement and Series B Purchase Agreement include contingent obligations for us to issue shares of Series A-2 redeemable convertible preferred stock and Series B redeemable convertible preferred stock, respectively, at future dates (the preferred stock tranche liabilities). The preferred stock tranche liabilities were determined to be freestanding instruments within the scope of ASC 480, Distinguishing Liabilities from Equity that should be accounted for at fair value and remeasured at fair value each reporting period with changes recognized in the consolidated statement of operations and comprehensive loss.

Results of Operations

Comparison of the Years Ended December 31, 2024 and 2025

The following table summarizes our results of operations for the years ended December 31, 2024 and 2025 (in thousands):

	Year Ended December 31,
	2024	2025	Change	% Change
Revenue
Collaboration revenue	$—	$1,350	$1,350	100%

Total revenue	—	1,350	1,350
Operating expenses:
Research and development	33,864	54,153	20,289	60%
General and administrative	7,689	14,356	6,667	87%

Total operating expenses	41,553	68,509	26,956	65%

Loss from operations	(41,553)	(67,159)	(25,606)	62%
Other income (expense):
Interest income	3,437	6,627	3,190	93%
Change in fair value of preferred stock tranche liability	(1,674)	(170)	1,504	(90)%
Other income (expense), net	(11)	75	86	*

Total other income (expense), net	1,752	6,532	4,780	*

Net loss	$(39,801)	$(60,627)	$(20,826)	52%

*	Not meaningful

Collaboration Revenue

For the year ended December 31, 2025, we recognized collaboration revenue of $1.4 million, related to the EndPath Agreement. See Note 5 to our audited consolidated financial statements and Note 5 to our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus.

Research and Development Expenses

The following table summarizes our research and development expenses for the years ended December 31, 2024 and 2025 (in thousands):

	Year Ended December 31,
	2024	2025	Change	% Change
External costs:
Clinical, manufacturing, and preclinical services	$21,375	$37,106	$15,731	74%
Professional consulting services	1,834	2,417	583	32%
Consumables and other research and development costs	3,132	3,122	(10)	*
Internal costs:
Personnel-related costs	6,993	10,686	3,693	53%
Facilities and overhead costs	530	822	292	55%

Total research and development expenses	$33,864	$54,153	$20,289	60%

*	Not meaningful

Research and development expenses increased by $20.3 million, from $33.9 million for the year ended December 31, 2024 to $54.2 million for the year ended December 31, 2025. The increase was primarily attributable to the following: Clinical, manufacturing, and preclinical services increased by $15.7 million from $21.4 million for the year ended December 31, 2024 to $37.1 million for the year ended December 31, 2025, primarily due to increased CRO and CMO activities related to ATTO-1310, ATTO-3712 and ATTO-1091 development. Professional research and development consulting services expense increased by $0.6 million to support advancement and expansion of our pipeline programs.

Personnel-related costs increased by $3.7 million primarily as a result of increased research and development headcount, including the increase in stock-based compensation expense of $0.3 million. Facilities and overhead costs increased as a result of higher laboratory equipment depreciation expense.

General and Administrative Expenses

General and administrative expenses increased by $6.7 million, from $7.7 million for the year ended December 31, 2024 to $14.4 million for the year ended December 31, 2025. The increase was primarily driven by an increase in facilities and overhead costs of $2.5 million due to the lease of a new headquarters facility and other office expenses, an increase in professional services and consulting expenses of $2.4 million due to higher legal, accounting, IT, and business development consulting to support our growth, and the increase in personnel-related costs of $1.8 million as a result of higher headcount, including an increase in stock-based compensation expense of $0.7 million.

Interest Income

Interest income increased by $3.2 million, from $3.4 million for the year ended December 31, 2024 to $6.6 million for the year ended December 31, 2025 as a result of higher investment balances during the year ended December 31, 2025 compared to the year ended December 31, 2024.

Change in Fair Value of Preferred Stock Tranche Liability

The Series B preferred stock tranche liability was initially recorded as a liability at $5.0 million in May 2024. We remeasured the Series B preferred stock tranche liability as of December 31, 2024 and determined that the fair value of the liability was $6.6 million, and therefore recorded an approximately $1.7 million loss in our statement of operations and comprehensive loss during the year ended December 31, 2024. The Series B preferred stock tranche was settled in January 2025 when the Series B milestone was achieved. We remeasured the Series B preferred stock tranche liability in January 2025 immediately prior to its settlement and determined that the fair value of the liability was $6.8 million, and therefore recorded an approximately $0.2 million loss in our consolidated statement of operations and comprehensive loss during the year ended December 31, 2025.

Comparison of the Three Months Ended March 31, 2025 and 2026

The following table summarizes our results of operations for the three months ended March 31, 2025 and 2026 (in thousands):

	Three Months Ended March 31
	2025	2026	Change	% Change
	(unaudited)
Operating expenses:
Research and development	$11,856	$16,746	$4,890	41%
General and administrative	4,248	3,209	(1,039)	(24)%

Total operating expenses	16,104	19,955	3,851	24%

Loss from operations	(16,104)	(19,955)	(3,851)	24%
Other income (expense):
Interest income	1,126	1,326	200	18%
Change in fair value of preferred stock tranche liability	(170)	—	170	(100)%
Other income (expense), net	(3)	(27)	(24)	*

Total other income (expense), net	953	1,299	346	*

Net loss	$(15,151)	$(18,656)	$(3,505)	23%

*	Not meaningful

Research and Development Expenses

The following table summarizes our research and development expenses for the three months ended March 31, 2025 and 2026 (in thousands):

	Three Months Ended March 31
	2025	2026	Change	% Change
	(unaudited)
External costs:
Clinical, manufacturing, and preclinical services	$8,010	$11,895	$3,885	49%
Professional consulting services	528	618	90	17%
Consumables and other research and development costs	553	752	199	36%
Internal costs:
Personnel-related costs	2,512	3,017	505	20%
Facilities and overhead costs	253	464	211	83%

Total research and development expenses	$11,856	$16,746	$4,890	41%

Research and development expenses increased by $4.9 million, from $11.9 million for the three months ended March 31, 2025 to $16.7 million for the three months ended March 31, 2026. The increase was primarily attributable to the following: Clinical, manufacturing, and preclinical services increased by $3.9 million from $8.0 million for the three months ended March 31, 2025 to $11.9 million for the three months ended March 31, 2026, primarily due to increased CRO and CMO activities related to ATTO-1310, ATTO-3712 and ATTO-1091 development.

Personnel-related costs increased by $0.5 million, from $2.5 million for the three months ended March 31, 2025 to $3.0 million for the three months ended March 31, 2026, primarily due to an increase in headcount to support our programs and higher stock-based compensation expense.

General and Administrative Expenses

General and administrative expenses decreased by $1.0 million, from $4.2 million for the three months ended March 31, 2025 to $3.2 million for the three months ended March 31, 2026. The decrease was driven primarily by lower legal, accounting and other professional services compared to the prior period, when we incurred a higher amount of public company readiness activities.

Interest Income

Interest income increased by $0.2 million, from $1.1 million for the three months ended March 31, 2025 to $1.3 million for the three months ended March 31, 2026 as a result of higher investment balances during the three months ended March 31, 2026 compared to the three months ended March 31, 2025.

Change in Fair Value of Preferred Stock Tranche Liability

Our Series B preferred stock tranche was settled in January 2025 when the Series B milestone was achieved. The remeasurement of the related liability resulted in an approximately $0.2 million loss during the three months ended March 31, 2025.

Liquidity and Capital Resources

Sources of Liquidity

Since our inception, we have not generated any revenue from product sales and have incurred significant operating losses and negative cash flows from our operations. From inception, we have primarily funded our operations from sales of shares of our redeemable convertible preferred stock in private placements.

As of March 31, 2026, we had $132.6 million in cash, cash equivalents and marketable securities, which we believe will be sufficient to fund our projected operating expenses and capital expenditure requirements for at least the next 12 months from the issuance of the unaudited interim condensed financial statements. Based on our current operating plan, we estimate that our existing cash, cash equivalents and marketable securities as of the date of this prospectus, together with the estimated net proceeds from this offering, will be sufficient to fund our projected operating expenses and capital expenditure requirements    .

Future Funding Requirements

Our primary uses of cash are to fund our operations, which consist primarily of research and development expenditures related to our programs and, to a lesser extent, general and administrative expenditures. We anticipate that we will continue to incur significant and increasing expenses for the foreseeable future as we continue to advance our product candidates, further our research and development initiatives for our product candidates, expand our corporate infrastructure, including the costs associated with being a public company, and incur costs associated with potential commercialization. We are subject to all of the risks typically related to the development of new drug candidates, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business.

Cash used to fund operating expenses is impacted by the timing of when we pay these expenses, as reflected in the change in our outstanding accounts payable, accrued expenses, and prepaid expenses.

Our future funding requirements will depend on many factors, including the following:

•

the progress, timing and results of preclinical studies and clinical trials for ATTO-1310, ATTO-2306, ATTO-1091 or any future product candidates, including the costs of any third-party products used as combination agents in our combination clinical trials;

•	further development of our ATTOBODY platform;

•	the extent to which we develop, in-license or acquire any future product candidates or technologies;

•	the number and development requirements of any future product candidates that we may pursue, and other indications for our current product candidates that we may pursue;

•	the costs, timing and outcome of obtaining regulatory approvals of our current or future product candidates;

•

the scope and costs of making arrangements with third-party manufacturers, or establishing manufacturing capabilities, for both clinical and commercial supplies of our current or future product candidates;

•	the costs involved in growing our organization to the size needed to allow for the research, development and potential commercialization of our current or future product candidates;

•	the costs associated with commercializing any approved product candidates, including establishing sales, marketing, market access and distribution capabilities;

•

to the extent we pursue strategic collaborations, including collaborations to commercialize ATTO-1310, ATTO-2306, ATTO-1091 or any of our future product candidates, our ability to establish and maintain collaborations on favorable terms, if at all, as well as the timing and amount of any milestone or royalty payments we are required to make or are eligible to receive under such collaborations or our current licenses;

•	the costs associated with completing any post-marketing studies or trials required by FDA, or other comparable foreign regulatory authorities;

•	the revenue, if any, received from commercial sales of ATTO-1310, ATTO-2306, ATTO-1091 or any of our future product candidates, if any are approved;

•	our ability to achieve sufficient market acceptance, coverage, and adequate reimbursement from third-party payors and adequate market share and revenue for any approved products;

•	patients’ willingness to pay out-of-pocket for any approved products in the absence of coverage and/or adequate reimbursement from third-party payors;

•

the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims that we may become subject to, including any litigation costs and the outcome of such litigation;

•	our efforts to enhance operational systems and hire additional personnel to satisfy our obligations as a public company, including enhanced internal control over financial reporting;

•	the costs associated with hiring additional personnel and consultants as our clinical and preclinical activities increase;

•	the costs associated with potential product liability claims, including the costs associated with obtaining insurance against such claims and with defending against such claims; and

•	the effects of competing technological and market developments as well as disruptions to and volatility in the credit and financial markets.

Furthermore, our operating plans may change, and we may need additional funds to meet operational needs and capital requirements for clinical trials and other research and development expenditures.

Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through public or private equity or debt financing, or potentially other capital sources, such as collaboration or licensing arrangements with third parties or other strategic transactions. There are no assurances that we will be successful in obtaining an adequate level of financing to support our business plans when needed on acceptable terms, or at all. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our stockholders will be or could be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our common stockholders. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds through collaboration or licensing arrangements with third parties or other strategic transactions, we may have to relinquish rights to our intellectual property, future revenue streams, research programs, or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise capital as and when needed or on attractive terms, we may have to significantly delay, reduce, or discontinue the development and commercialization of our product candidates or scale back or terminate our pursuit of new in-licenses and acquisitions.

Cash Flows

The following summarizes our cash flows for the periods indicated (in thousands):

	Year Ended December 31,		Three Months Ended March 31,
	2024	2025	2025	2026
			(unaudited)
Net cash (used in) provided by:
Operating activities	$(35,035)	$(59,199)	$(14,131)	$(18,141)
Investing activities	(39,804)	(73,455)	(29,294)	22,486
Financing activities	82,746	142,012	141,894	(1,241)

Net increase in cash, cash equivalents and restricted cash	$7,907	$9,358	$98,469	$3,104

Operating Activities

During the year ended December 31, 2024, net cash used in operating activities was $35.0 million, consisting of a net loss of $39.8 million, partially offset by non-cash charges of $3.2 million and a decrease in net operating assets of $1.5 million. The net loss was primarily due to our operating expenses as we invest in our research and development efforts. Non-cash charges consisted primarily of the loss from change in fair value of preferred stock tranche liability, stock-based compensation, non-cash lease expenses and depreciation expenses, partially offset by net amortization of premiums and accretion of discounts on marketable securities. The decrease in net operating assets was primarily due to an increase in accrued and other current liabilities and accounts payable, partially offset by an increase in prepaid expenses and other current assets and a decrease in operating lease liability.

During the year ended December 31, 2025, net cash used in operating activities was $59.2 million, consisting of a net loss of $60.6 million, partially offset by non-cash charges of $1.2 million and a decrease in net operating assets of $0.3 million. The net loss was primarily due to our operating expenses as we invest in our research and development efforts. Non-cash charges consisted primarily of stock-based compensation, non-cash lease expenses and depreciation expenses, partially offset by net accretion of discounts on marketable securities and non-cash consideration for collaboration revenue. The decrease in net operating assets was primarily due to an increase in accrued and other current liabilities, partially offset by an increase in prepaid expenses and other current assets and a decrease in operating lease liability.

During the three months ended March 31, 2025, net cash used in operating activities was $14.1 million, consisting of a net loss of $15.2 million, partially offset by non-cash charges of $1.0 million. The net loss was primarily due to our operating expenses as we invest in our research and development efforts. Non-cash charges consisted primarily of stock-based compensation, non-cash lease expenses and depreciation expenses, and write-off of deferred offering costs, partially offset by net accretion of discounts on marketable securities.

During the three months ended March 31, 2026, net cash used in operating activities was $18.1 million, consisting of a net loss of $18.7 million and an increase in net operating assets of $0.5 million, partially offset by non-cash charges of $1.1 million. The net loss was primarily due to our operating expenses as we invest in our research and development efforts. The increase in net operating assets was primarily due to a decrease in operating lease liability. Non-cash charges consisted primarily of stock-based compensation and non-cash lease expense, partially offset by net accretion of discounts on marketable securities.

Investing Activities

During the year ended December 31, 2024, net cash used in investing activities was $39.8 million, consisting of net purchases of marketable securities of $38.0 million and purchases of property and equipment of $1.8 million.

During the year ended December 31, 2025, net cash used in investing activities was $73.5 million, consisting of net purchases of marketable securities of $71.1 million and purchases of property and equipment of $2.3 million.

During the three months ended March 31, 2025, net cash used in investing activities was $29.3 million, consisting of net purchases of marketable securities of $27.5 million and purchases of property and equipment of $1.8 million.

During the three months ended March 31, 2026, net cash provided by investing activities was $22.5 million, consisting of net proceeds from maturities of marketable securities of $22.8 million, partially offset by purchases of property and equipment of $0.3 million.

Financing Activities

During the year ended December 31, 2024, net cash provided by financing activities was $82.7 million, consisting primarily of $52.2 million in net proceeds from issuance of the first tranche of our Series B redeemable convertible preferred stock net of issuance costs, $30.4 million in net proceeds from issuance of our Series A-2 redeemable convertible preferred stock and $0.3 million in proceeds from the exercise of common stock options, partially offset by principal payments on finance lease liabilities of $0.2 million.

During the year ended December 31, 2025, net cash provided by financing activities was $142.0 million, consisting of $89.7 million in net proceeds from the issuance of our Series C redeemable convertible preferred stock net of issuance costs, $52.5 million in net proceeds from issuance of the second tranche of our Series B redeemable convertible preferred stock net of issuance costs and $0.2 million in proceeds from the exercise of common stock options, partially offset by payments of deferred offering costs of $0.4 million.

During the three months ended March 31, 2025, net cash provided by financing activities was $141.9 million, consisting primarily of $89.7 million in net proceeds from the issuance of our Series C redeemable convertible preferred stock net of issuance costs and $52.5 million in net proceeds from issuance of the second tranche of our Series B redeemable convertible preferred stock net of issuance costs, partially offset by payments of deferred offering costs of $0.3 million.

During the three months ended March 31, 2026, net cash used in financing activities was $1.2 million, consisting primarily of payments of deferred offering costs.

Contractual Obligations and Other Commitments

We have milestones and royalty payments due to Alamar under the Alamar Platform License Agreement. See Note 5 to our audited consolidated financial statements included elsewhere in this prospectus. We recorded $0.3 million as research and development expenses in the statement of operations and comprehensive loss during the year ended December 31, 2024, related to probability of achieving a development milestone under the Alamar Platform License Agreement. We recorded $0.3 million as research and development expenses in the consolidated statement of operations during the year ended December 31, 2025, related to achievement of a development milestone for ATTO-3712. We could not estimate when other payments will be due but none of these events were probable to occur as of December 31, 2025 and March 31, 2026.

We entered into a new lease for office and lab space commencing on January 31, 2025, and expiring on June 30, 2028. Total future minimum lease commitments under the lease agreement as of March 31, 2026 are $5.2 million.

We enter into contracts in the normal course of business with suppliers, CROs, CMOs, clinical trial sites, and similar service providers. These agreements provide for termination at the request of either party generally with less than one-year notice and, therefore, we believe that our non-cancellable obligations under these agreements are not material. We do not currently expect any of these agreements to be terminated and did not have any non-cancelable obligations under these agreements as of December 31, 2025 and March 31, 2026.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported expenses incurred during the reporting periods. On an ongoing basis, we evaluate our estimates and judgments, including but not limited to those related to accrued research and development costs, the fair value of common stock and stock-based compensation expense, and preferred stock tranche liabilities. These estimates and assumptions are monitored and analyzed by us for changes in facts and circumstances, and material changes in these estimates and assumptions could occur in the future. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Changes in estimates are reflected in reported results for the period in which they become known. Actual results may differ from these estimates under different assumptions or conditions.

Although our significant accounting policies are described in more detail in Note 2 to our audited consolidated financial statements included in this prospectus, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our consolidated financial statements.

Accrued Research and Development Expenses

As part of the process of preparing our consolidated financial statements, we are required to estimate our accrued research and development expenses, including those related to clinical trials and product candidate manufacturing. This process involves reviewing open contracts and purchase orders, communicating with our applicable personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the services when we have not yet been invoiced or otherwise notified of actual costs. Our service providers invoice us in arrears or require prepayments for services performed, as well as on a pre-determined schedule or when contractual milestones are met. We make estimates of our accrued expenses as of each balance sheet date in the consolidated financial statements based on facts and circumstances known to us at that time. We periodically confirm the accuracy of the estimates with the service providers and make adjustments if necessary. Examples of estimated accrued research and development expenses include fees paid to:

•	vendors in connection with preclinical and clinical development activities;

•	CROs in connection with clinical trials; and

•	CMOs in connection with the process development and scale-up activities and the production of preclinical and clinical trial materials.

Costs for clinical trials and manufacturing activities are recognized based on an evaluation of our vendors’ progress towards completion of specific tasks, using data such as participant enrollment, clinical site activations or information provided to us by our vendors regarding their actual costs incurred. Payments for these activities are based on the terms of individual contracts and payment timing may differ significantly from the period in which the services were performed. We determine accrual estimates through reports from and discussions with applicable personnel and outside service providers as to the progress or state of completion of studies, or the services completed. Our estimates of accrued expenses as of each balance sheet date are based on the facts and circumstances known at the time. Costs that are paid in advance of performance are deferred as a prepaid expense and amortized over the service period as the services are provided.

Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in reporting amounts that are too high or too low in any particular period. To date, there have not been any material adjustments to our prior estimates of accrued research and development expenses. However, due to the nature of estimates, we cannot assure that we will not make changes to our estimates in the future as we become aware of additional information about the status or conduct of our clinical trials and other research activities.

Revenue Recognition

We generate revenue from a collaboration agreement that allows collaborators to develop, manufacture and commercialize product candidates. Collaboration revenue is recognized in accordance with ASC 606. Arrangements with collaborators may include intellectual property licenses, research and development services, and options to request us to perform additional research and development services.

We recognize collaboration revenue in an amount that reflects the consideration that we expect to receive in exchange for those goods or services when our collaborator, or customer, obtains control of promised goods or services. We follow a five-step approach: (i) identify the contract with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations, and (v) recognize revenue when (or as) the customer obtains control of the product or service.

At contract inception, once the contract is determined to be within the scope of ASC 606, we identify the goods or services promised and determine the performance obligations by assessing whether each promised good or service is distinct. Goods or services that are not distinct are bundled with other goods or services in the contract until a bundle of goods or services that is distinct is created. Arrangements that include rights to additional goods or services that are exercisable at a customer’s discretion are generally considered options. We assess if such options represent material rights, including if the price for the additional goods/services is at a significant and incremental discount to standalone selling price of such goods/services. We then recognize as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

The transaction price is generally comprised of a fixed fee due at contract inception and at specified future dates, variable consideration in the form of milestone payments due upon the achievement of specified events and tiered royalties earned when the customer recognizes net sales of licensed products. We measure the transaction price based on the amount of consideration to which we expect to be entitled in exchange for transferring the promised goods and/or services to the customer. We utilize the “most likely amount” method to estimate the amount of variable consideration related to development and regulatory milestone payments. We evaluate whether the associated milestone event is considered most likely to be achieved and estimate the amount to be included in the transaction price. Amounts of variable consideration are included in the transaction price to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

If the license to our intellectual property is determined to be distinct from the other performance obligations identified in the arrangement, we recognize revenue when the license is transferred to the licensee and the licensee is able to use and benefit from the license. For licenses that are bundled with other promises, we utilize judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue. The cumulative effect of changes to the estimated transaction price and estimated measure of progress to complete our performance obligation is recorded in the period in which changes are identified.

For arrangements that include sales-based royalties, including milestone payments based on the level of sales, and the license is deemed to be the predominant item to which the royalties relate, we recognize revenue at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied).

Stock-Based Compensation Expense

Stock-based compensation expense related to the stock-based awards granted to employees, consultants and Board members is measured at the grant date based on the fair value of the award. Compensation expense for those awards is recognized over the requisite service period, which is generally the vesting period. We use the straight-line method to record the expense of awards with service-based vesting conditions. We account for forfeitures of stock-based awards as they occur rather than applying an estimated forfeiture rate to stock-based compensation expense. We have not issued awards for which vesting is subject to market or performance conditions.

We estimate the fair value of each restricted stock award (RSAs) based on the fair value of our common stock on the date of grant. We estimate the fair value of each stock option on the date of grant using the Black-Scholes option-pricing model. This model requires the use of highly subjective assumptions to determine the fair value of each stock-based award, including:

Fair value of common stock. The fair value of our common stock is determined by our board of directors with input from management and third-party valuation specialists. Our approach to estimating the fair value of our common stock is consistent with the methods outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the Practice Aid). Determining the best estimated fair value of our common stock requires significant judgment and we consider several factors, including our stage of development, equity market conditions affecting comparable public companies, significant milestones and progress of research and development efforts. See also the subsection titled “—Determination of Fair Value of Common Stock” below.

Expected term. The expected term represents the weighted-average period the stock options are expected to remain outstanding and is based on the options’ vesting terms and contractual terms as we do not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior.

Expected volatility. The expected stock price volatility assumption was determined by examining the historical volatilities for industry peers, as we did not have any trading history for our common stock. We will continue to analyze the historical stock price volatility and expected term assumption as more historical data for our common stock becomes available.

Risk-free interest rate. The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of grant for zero-coupon U.S. Treasury notes with maturities approximately equal to the expected term of the awards.

Expected dividend yield. We have never paid dividends on our common stock and have no plans to pay dividends on our common stock. Therefore, we used an expected dividend yield of zero.

See Note 10 to our audited consolidated financial statements and Note 10 to our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus for information concerning certain of the specific assumptions we used in applying the Black-Scholes Option Pricing Model (OPM) and Probability-Weighted Expected Return Method (PWERM) to determine the estimated fair value of our stock options granted in the periods presented.

As of March 31, 2026, there was $5.3 million of total unrecognized stock-based compensation expense related to unvested stock options, which we expect to recognize over a remaining weighted-average period of 2.6 years. As of March 31, 2026, there was $0.7 million of total unrecognized stock-based compensation expense related to unvested restricted stock awards, which we expect to recognize over a remaining weighted-average period of 1.1 years. We expect to continue to grant equity-based awards in the future, and to the extent that we do, our stock-based compensation expense recognized in future periods will likely increase.

The intrinsic value of all outstanding stock options and RSAs as of March 31, 2026 was approximately $    million, based on the assumed initial public offering price of $    per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, of which approximately $    million related to vested stock options, and approximately $    million related to unvested stock options and RSAs.

Determination of Fair Value of Common Stock

As there has been no public market for our common stock prior to this offering, the estimated fair value of our common stock underlying our stock-based awards has been determined by our board of directors as of each option grant date with input from management, considering our most recently available third-party valuations of common stock and our board of directors’ assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant. These third-party valuations were performed in accordance with the guidance outlined in the Practice Aid.

The methodology to determine the fair value of our common stock included estimating the fair value of the enterprise using a market approach, specifically the recent transaction method, which uses one or more recent negotiated, arms-length transactions to determine the overall value of a company’s equity. The Practice Aid identifies various available methods for allocating enterprise value across classes and series of capital stock to determine the estimated fair value of common stock at each valuation date.

In accordance with the Practice Aid, we used the Option Pricing Method (OPM). Under the OPM, shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The estimated fair values of the redeemable convertible preferred stock and common stock are inferred by analyzing these options. This method is appropriate to use when the range of possible future outcomes is so difficult to predict that estimates would be highly speculative, and dissolution or liquidation is not imminent.

Based on our early stage of development and other relevant factors, we determined that an OPM, primarily the OPM backsolve methodology, was the most appropriate method for allocating the enterprise value to determine the estimated fair value of our common stock for valuations performed from our inception through the end of 2024. Within the OPM framework, the backsolve method was used to infer the total equity value implied by a recent financing transaction or by an estimated equity value of our pipeline product candidates. The backsolve method involves the construction of an allocation model that takes into account our capital structure and the rights, preferences and privileges of each class of stock, and also assumes reasonable inputs for the other OPM variables, including expected time to liquidity, volatility, and risk-free rate. The total equity value is then iterated in the model until the model output value for the equity class sold in a recent financing round equals the price paid in that round. The OPM is generally utilized when specific future liquidity events are difficult to forecast (i.e., the enterprise has many choices and options available), and the enterprise’s value depends on how well it follows an uncharted path through the various possible opportunities and challenges. In determining the estimated fair value of the common stock, our board of directors also considered the fact that the stockholders could not freely trade the common stock in the public markets. Accordingly, we applied discounts to reflect the lack of marketability of our common stock based on the weighted-average expected time to liquidity. The estimated fair value of the common stock at each grant date reflected a non-marketability discount partially based on the anticipated likelihood and timing of a future liquidity event.

For valuations beginning in March 2025, we began using a hybrid method that combines the PWERM, an accepted valuation method described in the Practice Aid and the OPM. The PWERM contemplated a scenario in which we remained private with an uncertain future exit and scenario(s) in which we exited via initial public offering (“IPO”). For the scenario in which we remained private, we utilized the OPM as discussed above. For the scenario(s) in which we exited via IPO, we utilized an analysis based on observed step-up multiples achieved at IPO for comparable public issuers in which we applied a step-up multiple believed to be achievable at IPO to the post-money valuation achieved by us in our most recent (or expected future cross-over) financing round. The resulting total equity value for us estimated for a scenario(s) in which we exited via IPO was then allocated to our share classes using a waterfall allocation analysis that treats all preferred securities as immediately converting to common stock at the time of an IPO event. In determining the estimated fair value of the common stock, our board of directors also considered the fact that the stockholders could not freely trade the common stock in the public markets. Accordingly, we applied discounts to reflect the lack of marketability of our common stock based on the weighted-average expected time to liquidity in each of the contemplated exit scenarios. The estimated fair value of the common stock at each grant date reflected a non-marketability discount partially based on the anticipated likelihood and timing of a future liquidity event.

In addition to considering the results of independent third-party valuations, our board of directors considered various objective and subjective factors to determine the fair value of common stock as of each grant date, including:

•	the prices at which we sold shares of our preferred stock and the superior rights, preferences and privileges of our preferred stock relative to those of our common stock at the time of each grant;

•	the progress of our research and development programs, including the status of preclinical studies and clinical trials for our product candidates;

•	our stage of development and our business strategy, and material risks related to our business;

•	external market conditions affecting the biotechnology industry and trends within the biotechnology industry;

•	the competitive landscape for our product candidates;

•	our financial position, including cash on hand, and our historical and forecasted performance and operating results;

•	the lack of an active public market for our common stock and our redeemable convertible preferred stock;

•	the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company, given prevailing market conditions; and

•	the economy in general.

The assumptions underlying these valuations represented management’s best estimate, which involved inherent uncertainties and the application of management’s judgment. As a result, if we had used significantly different assumptions or estimates, the fair value of our common stock and our stock-based compensation expense could be materially different.

Once a public trading market for our common stock has been established in connection with the completion of this offering, it will no longer be necessary for our board of directors to estimate the fair value of our common stock in connection with our accounting for granted stock options and other such awards we may grant, as the fair value of our common stock will be based on the quoted market price of our common stock.

Preferred Stock Tranche Liabilities

We determined that the contingent rights and obligations to issue shares of Series A-2 redeemable convertible preferred stock and Series B redeemable convertible preferred stock upon the achievement of certain milestones represented freestanding instruments. These instruments, referred to as the Series A redeemable convertible preferred stock tranche liability and Series B redeemable convertible preferred stock tranche liability, respectively, should be accounted for as an asset or liability, initially recorded and subsequently remeasured at fair value until their exercise or expiration.

We valued the preferred stock tranche liabilities as contingent forward contracts. The values were determined using a probability-weighted present valuation calculation. In determining the fair value of the preferred stock tranche liabilities, estimates and assumptions impacting fair value included (i) the estimated future values of the respective redeemable convertible preferred stock, (ii) discount rates, (iii) the estimated time to liquidity and probability of the tranche closing, and (iv) the expected term of the forward. We determined the per share future value of the Series A-2 redeemable convertible preferred stock and Series B redeemable convertible preferred stock by back-solving to the initial proceeds of the Series A-2 redeemable convertible preferred stock and Series B redeemable convertible preferred stock financings, respectively. We remeasured the Series A redeemable convertible preferred stock tranche liability and Series B redeemable convertible preferred stock tranche liability at each reporting period.

The Series A redeemable convertible preferred stock tranche was exercised in January 2024, upon the occurrence of the Series A milestone closing. In January 2025, upon the achievement of the Series B milestone, the Series B Milestone Closing was completed, and the associated Series B preferred stock tranche liability was settled. The fair value of the Series B redeemable convertible preferred stock was $1.55 per share and represented the only input used in determining the fair value of the Series B preferred stock tranche liability upon the Series B Milestone Closing.

The Series B redeemable convertible preferred stock tranche liability was valued using the following assumptions:

	May 1, 2024	December 31, 2024
Discount rate	5.40%	4.40%
Term of forward (years)	0.67	0.04
Probability of tranche closing	75.0%	97.5%

The Series B redeemable convertible preferred stock tranche liability was initially recorded as a liability at $5.0 million in May 2024. We recognized changes in fair value of approximately $1.7 million as loss from the remeasurement of the Series B redeemable convertible preferred stock tranche liability in our consolidated statement of operations and comprehensive loss during the year ended December 31, 2024. As of December 31, 2024, the fair value of the Series B redeemable convertible preferred stock tranche liability was $6.6 million in our consolidated balance sheet. The Series B redeemable convertible preferred stock tranche was exercised in January 2025, upon the occurrence of the Series B redeemable convertible preferred stock milestone closing. We remeasured the Series B preferred stock tranche liability in January 2025 immediately prior to its settlement and determined that the fair value of the liability was $6.8 million, and therefore recorded an approximately $0.2 million loss in our consolidated statement of operations and comprehensive loss during the year ended December 31, 2025 and in our unaudited interim condensed consolidated financial statement of operations and comprehensive loss during the three months ended March 31, 2025.

Recently Issued Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position, results of operations or cash flows is disclosed in Note 2 to our audited consolidated financial statements included elsewhere in this prospectus.

Quantitative and Qualitative Disclosures About Market Risks

Interest Rate Risk

The primary objectives of our investment activities are to ensure liquidity and to preserve capital. We are exposed to market risks related to changes in interest rates of our cash equivalents and marketable securities. However, due to the nature of these cash equivalents and marketable securities, we do not believe that a hypothetical 10% increase or decrease in interest rates during any of the periods presented would have had a material effect on our consolidated financial statements included elsewhere in this prospectus.

Foreign Currency Risk

Our business is primarily conducted in U.S. dollars. Transactions conducted in foreign currencies have not had, and are not expected to have, a material effect on our results of operations, financial position or cash flows. Our operating expenses in countries outside the United States are payable in foreign currencies and therefore expose us to currency risk. We do not believe that a hypothetical 10% increase or decrease in the relative value of the U.S. dollar to other currencies would have had a material effect on our consolidated financial statements included elsewhere in this prospectus. We do not currently maintain a program to hedge exposures to non-U.S. dollar currencies.

Effects of Inflation

Inflation generally affects us by increasing our cost of labor and research and development costs. We do not believe that inflation had a material effect on our business, results of operations, or financial condition, or on our consolidated financial statements included elsewhere in this prospectus.

JOBS Act Transition Period and Emerging Growth Company and Smaller Reporting Company Status

We are an emerging growth company (EGC). The JOBS Act permits companies with EGC status to take advantage of an extended transition period to comply with new or revised accounting standards, delaying the adoption of these accounting standards until they would apply to private companies. We have elected to use this extended transition period to enable us to comply with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an EGC or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements may not be comparable to companies that comply with the new or revised accounting standards as of public company effective dates.

In addition, we intend to rely on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an EGC, we intend to rely on such exemptions, we are not required to, among other things: (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, as amended; (ii) provide all of the compensation disclosure that may be required of non-EGCs under the Dodd-Frank Wall Street Reform and Consumer Protection Act; (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the consolidated financial statements (auditor discussion and analysis); and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

We will remain an EGC under the JOBS Act until the earliest of (i) the last date of our fiscal year in which we have total annual gross revenue of at least $1.235 billion, (ii) the date we qualify as a “large accelerated filer,” as defined under Rule 12b-2 of the Exchange Act, (iii) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the previous three years, or (iv) the last day of our first fiscal year following the fifth anniversary of the closing of this offering.

We are also a smaller reporting company as defined in the Exchange Act. We may continue to be a smaller reporting company after this offering if either (i) the market value of our capital stock held by non-affiliates is less than $250.0 million or (ii) our annual revenue was less than $100.0 million during the most recently completed fiscal year and the market value of our capital stock held by non-affiliates is less than $700.0 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K, we are not required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

BUSINESS

Overview

We are a clinical-stage biopharmaceutical company developing next-generation biotherapeutics for immune-mediated diseases with high unmet need. Our lead pipeline candidates target commercially validated pathways and are designed through our ATTOBODY biologics platform to deliver improved treatments relative to the current standards of care. Leveraging our ATTOBODY platform, we have nominated three product candidates within our first two years, including one currently in the clinic, ATTO-1310. ATTO-1310 is an ATTOBODY-based therapeutic targeting interleukin-31 (IL-31) that completed dosing in a Phase 1 clinical trial in healthy volunteers (HVs) and patients in the first quarter of 2026. ATTO-2306 is an ATTOBODY-based bispecific targeting interleukin-13 (IL-13) and IL-31 that is in investigational new drug (IND)-enabling studies, and we expect to commence a Phase 1 clinical trial in     . Lastly, ATTO-1091 is our trispecific ATTOBODY-based Fc fusion protein that is designed to block TL1A, IL-23 and integrin a4ß7 simultaneously, and is currently in IND-enabling studies.

All of our product candidates have been internally discovered using our ATTOBODY biparatopic biologics platform, which we have in-licensed from Alamar Biosciences, Inc. (Alamar). Our ATTOBODY platform uses an evolution-driven, high-throughput process which allows for rapid discovery and creation of a high diversity of potential product candidates. Our initial focus for ATTOBODIES has been to develop novel biotherapeutics targeting highly synergistic, clinically and commercially validated pathways where early data indicates the potential of our candidates to deliver next-generation treatments relative to the current standards of care. Our early-stage discovery efforts have further expanded our pipeline to additional complex biologics, including conditional “AND” gate bispecifics directed against novel targets, which are historically difficult to develop with conventional antibody technology.

ATTO-1310 is a novel ATTOBODY-based Fc-fusion protein therapeutic that inhibits IL-31 and is currently in a Phase 1 clinical trial in HVs and patients suffering from chronic pruritus and high-itch atopic dermatitis (AD). IL-31 is commonly known as the “itch cytokine” and is upregulated in a host of pruritic diseases. We plan to evaluate ATTO-1310 for the treatment of chronic pruritic diseases such as chronic pruritus of unknown origin (CPUO), high-itch AD, cholestatic pruritus in primary biliary cholangitis (PBC) and primary sclerosing cholangitis (PSC) and chronic kidney disease-associated pruritus (CKD-aP), also known as uremic pruritus, in subsequent clinical trials. Beyond individual diseases, we also intend to pursue a potential pan-pruritic disease regulatory development path for patients with elevated levels of IL-31. Our initial clinical data demonstrated that ATTO-1310 has been well tolerated with low immunogenicity and pharmacokinetic (PK) and target engagement data supporting the possibility of an extended dosing regimen in human patients. Initial data from our Phase 1b clinical trial of ATTO-1310 in patients with chronic pruritus and high-itch AD demonstrated that ATTO-1310 can induce rapid, deep itch relief in both populations and consistent lesion control for patients with high-itch AD. We believe ATTO-1310 has the potential to offer patients fast and deep itch relief, a favorable tolerability profile and convenient subcutaneous (SC) dosing once every three months.

ATTO-2306 is an ATTOBODY-based, half-life extended, immunoglobulin-G (IgG)-fusion protein therapeutic that inhibits IL-13 and IL-31. IL-13 and IL-31 reside in the only two clinically and commercially validated pathways in AD, and we believe that blocking them in a bispecific format offers a novel approach and a high likelihood of achieving differentiated treatment effect and extended dosing by avoiding the reverse dose-efficacy effect seen for IL-31Ra and the target-mediated drug disposition (TMDD) observed in treatments targeting IL-4Ra. We believe ATTO-2306 has the potential to provide a new standard of care for the treatment of AD and other immune-mediated skin diseases, such as chronic spontaneous urticaria (CSU) and prurigo nodularis (PN), by offering favorable lesion and itch control, as well as significantly improved convenience compared to currently available treatments. The LifeSci Reports estimated that by 2035 AD will affect 21 million adults and 10 million pediatric patients in the United States, with approximately one-third of AD patients having moderate-to-severe disease. We expect to commence a Phase 1 clinical trial for ATTO-2306 in      .

ATTO-1091 is a trispecific ATTOBODY-based Fc-fusion protein therapeutic that inhibits TL1A, IL-23 and integrin a4ß7, and is currently undergoing IND-enabling studies. TL1A, IL-23 and integrin a4b7 all play distinct roles in inflammatory bowel disease (IBD) pathophysiology, contributing to inflammation and fibrosis in the gut and intestinal tissue. We believe that ATTO-1091 has the potential to improve upon existing induction and maintenance therapies for IBD by inhibiting three clinically validated pathways with preserved binding affinity and potency of each individual arm in the trispecific format. We plan to initiate a Phase 1 clinical trial for ATTO-1091 in    , subject to IND clearance.

Our Pipeline

We are developing a pipeline of novel biotherapeutics for the treatment of immune-mediated diseases (Figure 1). Our first two product candidates for our immune-dermatology franchise, ATTO-1310 and ATTO-2306, have broad potential to treat patients suffering from pruritic and lesional diseases. Our third program, ATTO-1091, broadens our reach to other inflammatory diseases such as IBD, a therapeutic area with substantial unmet need.

Figure 1: Our Pipeline

Beyond the initial monospecific and multispecific applications of our ATTOBODY platform, we are exploring the development of therapeutics aimed at novel and exploratory targets and pursuing conditional “AND” gate and tetraspecific formats. A conditional “AND” gate bispecific is a molecule in which one of the arms engages its target and imparts its action only when the second arm binds to its target.

Our Management Team and Investors

We were founded in 2023 to build a therapeutics company based on the potential of our ATTOBODY platform to discover and develop novel biologics targeting immune-mediated diseases. Our company was founded by a group of investors, including Alamar, with the goal of giving the ATTOBODY platform the dedicated attention and resources necessary to fully realize its potential for therapeutics. We are led by a proven management team with a strong track record of excellence, bringing decades of experience in drug discovery, development and company leadership through multiple therapeutic approvals and strategic transactions. Our management team brings and deploys deep understanding of disease biology to deliver potential complex biologic treatment options discovered through our ATTOBODY platform.

We have raised $255.8 million since our inception from leading life science investors with significant industry experience and expertise including certain of our current 5% or greater holders: Deep Track Capital, Frazier Life Sciences, Goldman Sachs Alternatives and venBio. Prospective investors should not rely on the past investment decisions of our investors, as our investors may have different risk tolerances and have received their shares in prior offerings at prices lower than the price offered to the public in this offering. In addition, some of these investors may not be subject to reporting requirements under Section 16 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and, thus, prospective investors may not necessarily know the total amount of investment by each of our existing investors and if and when our existing investors may decide to sell any of their shares. See the sections titled “Certain Relationships and Related Party Transactions” and “Principal Stockholders” for more information on prior purchases by and current holdings of these stockholders.

Our Strategy

We believe the future treatment of immune-mediated diseases will be defined by precisely engineered biologics capable of delivering both enhanced efficacy as well as improved durability and patient convenience. Our strategy is to leverage our ATTOBODY platform to develop next-generation, precision-designed biologics with the potential to improve clinical outcomes while enabling infrequent SC dosing. We are pursuing this strategy through the following priorities:

•

Establish leadership in chronic pruritic diseases with ATTO-1310: ATTO-1310 is an ATTOBODY therapeutic engineered to selectively target IL-31 with high affinity and potency, with the goal of rapidly suppressing itch while providing prolonged durability. We are developing ATTO-1310 as a potential leading therapy for chronic pruritic diseases across both dermatologic and systemic conditions. We believe chronic itch remains significantly underserved due to its substantial impact on patient quality of life and the lack of effective therapies. Our early clinical data demonstrated rapid and deep reductions in itch in patients with chronic pruritus and high-itch AD, together with a favorable safety profile. In addition, PK and pharmacodynamic (PD) data generated in HVs and patients support the potential for convenient quarterly SC dosing. We plan to advance ATTO-1310 through multiple Phase 2 clinical trials across a broad range of pruritic conditions, which could include CPUO, high-itch AD, PBC, PSC, CKD-aP and additional pruritic indications.

•

Advance ATTO-2306 as a differentiated therapy for inflammatory skin diseases: ATTO-2306 is designed to simultaneously inhibit IL-31 and IL-13 and incorporates a half-life extension domain to support prolonged dosing intervals. We are developing ATTO-2306, our bispecific therapeutic candidate, as a potential treatment for moderate-to-severe AD and other inflammatory skin diseases. We believe dual inhibition of IL-13 and IL-31 has the potential to provide differentiated clinical benefit by targeting two distinct, complementary and clinically validated pathways involved in inflammation and itch. In addition to AD, we believe ATTO-2306 may have therapeutic potential in other inflammatory conditions, including CSU and PN. Preclinical data generated to date demonstrate potent activity against both targets and PK properties that support the potential for quarterly or longer SC dosing.

•

Expand our pipeline of next-generation complex biologics: We believe the modular architecture, tunable affinity and engineering flexibility of the ATTOBODY platform well positions us to develop increasingly sophisticated biotherapeutics designed to precisely modulate disease biology. Our platform is intended to support the rapid generation and optimization of multispecifics and conditional “AND” gate bispecifics against validated and novel targets. Our next identified program, ATTO-1091, is being developed as a trispecific therapeutic for IBD. Beyond ATTO-1091, we intend to build a broad pipeline of additional ATTOBODY-based candidates targeting immune-mediated diseases and other serious conditions where we believe precise pathway modulation may improve efficacy, durability and patient outcomes.

•	Utilize strategic collaborations to extend platform reach and maximize value: We intend to selectively pursue strategic collaborations that may enhance the development, manufacturing and commercialization potential of our pipeline and platform. We believe our ATTOBODY technology and discovery capabilities may be applicable across a broad range of therapeutic targets and disease areas. Accordingly, we may enter into collaborations that provide access to complementary expertise, expand the reach of our platform, accelerate development timelines and strengthen our capital resources, while allowing us to retain meaningful participation in the long-term value creation of our programs and technology.

Our ATTOBODY Platform and Discovery Capabilities

Immune-mediated and other diseases typically involve alterations in multiple pathways, deregulation of specific cell types and other complex mechanisms. These pathologic changes can be difficult to address with traditional approaches such as monoclonal antibodies or small molecules. We believe that complex biologic modalities such as multispecifics that can simultaneously target several pathways, or conditional “AND” gated bispecifics that can selectively target pathologic cell types while sparing broader cell populations, are the next generation of biologic therapies that will advance our ability to treat diseases.

ATTOBODIES Are Ideal for the Creation of Complex Biologics

Our ATTOBODY platform is designed to create highly potent monospecifics, complex biologics including multispecifics and conditional “AND” gated bispecifics, as well as other formats. ATTOBODY-based biologics are characterized by tunable affinity with the ability to achieve high potency, a high degree of modularity, precision design, infrequent dosing and robustness on par with IgG-based antibody biologics.

Each ATTOBODY consists of two heavy-chain antibody variable region domains (also known as VHHs or nanobodies) connected with a proprietary peptide-based linker, with the VHHs targeting two different epitopes on a target molecule in what is known as biparatopic binding (Figure 2). VHHs are a form of antibody naturally produced by camelids and other species, which can provide an attractive alternative to IgG-based biotherapeutics. Several FDA-approved drugs, such as CABLIVI and CARVYKTI, include VHHs. The ATTOBODY platform uses an evolution-driven, high-throughput process to screen millions of combinations of VHHs simultaneously and allows us to select ATTOBODIES that are highly developable and conform to a desired set of precision design biologic properties.

Figure 2: The ATTOBODY Format

Each ATTOBODY binds to two distinct epitopes on a given target.

ATTOBODIES against individual targets can be connected into complex biologics using a variety of scaffolds and formats without loss of activity or developability. To enable extended dosing intervals, we typically fuse ATTOBODIES to an Fc fragment-based scaffold or an IgG using proprietary or standard linkers (Figure 3).

Figure 3: Example Complex Biologic ATTOBODY Therapeutic Formats

Fc
Fc
Fc
IgG
Monospecific
Bispecific
Fc
Fc
Trispecific
Biparatopic ATTOBODY Unit
Fc Fragment
IgG

The modularity of the ATTOBODY platform enables construction of ATTOBODIES into various formats with multiple potential configurations for a given number of targets, enabling creation of bespoke biotherapeutics.

We believe that ATTOBODIES offer several key properties that make them ideal for the creation of differentiated multispecific medicines:

•

Tunable affinity with the option to achieve high potency, driven by the biparatopic mode of target binding, results in high achievable affinity directly from discovery screening, without the need for affinity maturation.

•

Precision design enables the discovery of ATTOBODIES that, for example, bind to specific epitopes on target molecules for target selectivity, spare desired biologic pathways such as decoy clearance mechanisms, or avoid known target-specific challenges such as aggregation.

•

Significant engineering potential with the ability to simultaneously connect multiple ATTOBODIES into multispecifics that retain the biological properties of each individual ATTOBODY with excellent developability.

•	Tunable half-life through ease of fusion to a variety of half-life extending fragments such as albumin-binding VHHs, Fc fragments or IgGs, with potential for infrequent dosing in patients.

•	Simple manufacturing using standard equipment and processes for making biologics.

We have completed over 15 successful ATTOBODY campaigns against a variety of target types including cytokines, cell surface molecules, and multi-transmembrane proteins with a 100% success rate in discovering individual ATTOBODIES and complex biologics conforming to desirable characteristics in preclinical studies. Our preclinical discovery timelines are short, reflective of the robust nature of the platform; we have been able to nominate a development candidate within 12 months of commencing a preclinical discovery process and to submit an IND application within 2 years from commencing such preclinical discovery. The ATTOBODY format is now clinically validated through our clinical trial of ATTO-1310 in terms of benign safety, low immunogenicity, and ability to drive clinical responses.

ATTO-1310 for Chronic Pruritic Diseases

ATTO-1310 is a novel half-life extended anti-IL-31 ATTOBODY-based therapeutic currently in a Phase 1 clinical trial. We intend to develop ATTO-1310 for the treatment of chronic pruritic diseases such as CPUO, high-itch AD, cholestatic pruritus, and CKD-aP, with a long-term precision immunology-based clinical strategy. Our initial clinical data demonstrated the potential for ATTO-1310 to achieve high efficacy and durability, offering the potential for fast and deep pruritic relief, a favorable tolerability profile, low immunogenicity and convenient quarterly SC dosing. We expect to initiate a Phase 2 trial by   .

Background on the Chronic Pruritus Market

Chronic pruritus is a debilitating condition affecting patients with skin diseases (e.g., CPUO, AD), chronic liver disease, chronic kidney disease (CKD), hematologic malignancies, neuropathic disorders and other pathologies. Epidemiologic studies estimate that chronic itch affects over 10% of the general population at any given time and a substantially higher proportion of patients with chronic skin disease, cholestatic liver disease or advanced chronic kidney disease. This translates into millions of patients worldwide living with persistent, often severe pruritus that interferes with sleep, work, mental health and social functioning. In the United States alone, based on the LifeSci Reports and other third-party data, we estimate that by 2035, there will be over 15 million patients with chronic pruritus. This includes at least approximately 3.9 million patients with CPUO, approximately 6.2 million patients with high-itch AD, approximately 2.7 million patients with hepatic itch, approximately 0.5 million patients with CKD-aP, approximately 0.2 million patients with prurigo nodularis, approximately 1.5 million patients with CSU and approximately 0.1 million patients with other pruritic diseases. Despite this broad burden, treatment remains largely non-specific, with patients cycling through off-label therapies with limited efficacy or tolerability. We believe there is a significant global need for pruritus-specific medicines that can be deployed across dermatology, hepatology, nephrology and other areas of medicine.

Background on the CPUO Market

CPUO refers to persistent pruritus lasting more than six weeks without inflammatory skin lesions, lacking an identifiable cause. The LifeSci Reports estimated that by 2035 CPUO will have an adult prevalence of approximately 4 million patients in the United States, with approximately two-thirds having moderate-to-severe disease.

Overview of Current CPUO Treatment and Unmet Needs

Current management of CPUO involves providing symptomatic relief and addressing the psychosocial toll of the symptoms; however, effective treatments remain limited. CPUO treatments often start with antihistamines, which are largely ineffective for non-histaminergic pruritus, followed by neuropathic agents like gabapentin and pregabalin, which modulate central sensitization. Second-line options include rifampicin and opioid receptor modulators like naltrexone, though their effectiveness varies.

Unmet medical needs in chronic pruritus remain significant. Patients frequently report pruritus as their most debilitating symptom, sometimes linked to suicidal ideation. No FDA-approved targeted therapies exist to treat CPUO, highlighting the urgency to develop treatments.

Background on the High-Itch AD Market

AD, the most common form of eczema, is one of the most prevalent immune-mediated diseases, affecting individuals across all ages, ethnicities and geographies. AD is a multifactorial condition driven by genetic predispositions, immune system dysregulation and environmental factors. Independent third-party market research studies commissioned by us estimated that by 2035 AD will affect 21 million adults and 10 million pediatric patients in the United States, with approximately one-third having upper mild-to-moderate disease, defined as having an Eczema Area Severity Index (EASI) score of 5 to 21. Further, approximately 2 million adults and approximately 1 million pediatric patients with EASI of 5 to 21 will experience severe itch, representing the high-itch mild-to-moderate AD population.

AD significantly impacts quality of life with symptoms such as intense itching (pruritus), redness, dry skin, excoriation, and, in chronic cases, thickened and marked skin. These symptoms of pruritus and inflammatory skin lesions, typically occurring on the neck, inner elbows and behind the knees, create an “itch-scratch cycle” that exacerbates inflammation and dysfunction of the skin barrier. Pruritus is the most burdensome symptom of AD. As a result, patients often experience anxiety, depression and social isolation, further compounding the impact of the disease and ultimately resulting in a substantial economic burden.

Overview of Current High-Itch AD Treatment and Unmet Needs

The treatment for AD has advanced over the past decade, driven by a deeper understanding of disease pathology and the emergence of targeted therapies. For mild-to-moderate cases, topical steroidal and non-steroidal (e.g., EUCRISA, ZORYVE, OPZELURA, VTAMA) therapies remain the front-line treatment, effectively managing flares, but are limited by side effects such as skin thinning and the need for frequent reapplication across potentially broad body surface area. While these therapeutics have benefited patients, no therapies have been approved specifically for the treatment of high itch in AD patients, where significant unmet needs persist, including:

1.

Inadequate pruritic relief offered by current therapies. For example, OPZELURA, a currently approved topical drug for mild-to-moderate AD, requires twice-daily application, with only approximately 37% of patients (placebo-adjusted) achieving a 4-point or greater reduction in their daily itch score after 8 weeks of treatment.

2.

Current treatment options result in poor adherence for patients. Poor adherence to topical therapies is a well-documented barrier to disease control in AD, where up to twice-daily application (e.g., EUCRISA, OPZELURA) poses significant barriers. For example, one study has shown that adherence to twice-daily topical application declines from approximately 81% on day 1 to approximately 50% by day 27.

3.

Lack of FDA-approved itch-specific treatment option. No oral, topical, biologic or other systemic therapy has been indicated specifically for the treatment of severe itch in the mild-to-moderate AD population.

Background on the Cholestatic Pruritus Market and Overview of Cholestatic Pruritus Treatment and Unmet Needs

Cholestatic pruritus is a highly debilitating, chronic disease affecting a large share of patients with PBC and PSC. The LifeSci Reports estimated that by 2035 there will be approximately 123,000 adults across the United States with PBC/PSC, with approximately 60-65% of those having uncontrolled associated pruritus. The pruritus in these patients drives sleep disruption, functional impairment, depression, and, in extreme cases, liver transplantation in the absence of liver failure.

Management of cholestatic pruritus remains fragmented, relying on therapies such as bile acid sequestrants (e.g., cholestyramine), rifampin, opioid antagonists (e.g., naloxone, naltrexone), neuromodulators (e.g., gabapentin) and antidepressants (e.g., sertraline), which are often limited by suboptimal efficacy, complex dosing, unfavorable tolerability and/or gastrointestinal (GI)-tolerability concerns. More recently, peroxisome proliferator-activated receptor (PPAR) alpha and/or delta agonists, elafibranor (IQIRVO) and seladelpar (LIVDELZI) respectively, have been approved by the FDA for PBC liver disease control, and ileal bile acid transporter (IBAT) inhibitors, maralixibat (LIVMARLI) and odevixibat (BYLVAY), for pediatric bile-acid-mediated pruritus. IBAT inhibitors are also now in development for adult cholestatic pruritus secondary to PBC and PSC.

Background on the CKD-aP Market and Overview of CKD-aP Treatment and Unmet Needs

CKD-aP, also known as uremic pruritus, is a frequent condition across the CKD continuum, particularly in patients with advanced disease and end-stage renal disease. The LifeSci Reports estimated that by 2035 there will be approximately 36 million adults across the United States with CKD, with approximately 1 million of those patients having Stage 4 or Stage 5 disease. Of these, approximately 50% will have moderate-to-severe pruritus. CKD-aP is strongly associated with impaired sleep, reduced quality of life and higher hospitalization and mortality.

Today, treatment of CKD-aP is fragmented. Most patients are managed with non-labeled oral agents such as neuromodulators (e.g., gabapentinoids), antidepressants (e.g., sertraline) and opioid antagonists (e.g., naloxone, naltrexone), which provide inconsistent relief and are limited by sedation, and carry other adverse effects in elderly, comorbid populations. Intravenous difelikefalin (KORSUVA), a peripherally restricted kappa opioid agonist, is the sole approved drug specifically labeled for CKD-aP, but has only been trialed in and approved for the dialysis setting. We are not aware of any active biologic programs aimed broadly at the full CKD-aP population, presenting it as a strong opportunity for novel treatments.

Precision Immunology Overview

IL-31 is upregulated across a wide spectrum of pruritic diseases (Figure 4), creating a potentially vast opportunity for targeted treatment. In the long term, we plan to explore a precision immunology strategy centered on IL-31 as a key pruritogenic cytokine across multiple organ systems. Building upon our expertise and external clinical experience in CPUO, high-itch AD, cholestatic pruritus, CKD-aP and other pruritic diseases, there is an opportunity to develop a deep understanding of the pharmacodynamic (PD) relationship between IL-31 levels, ATTO-1310 treatment, and pruritus. Concurrently, we have access to a proprietary, highly sensitive anti-IL-31 assay which could be developed into a biomarker and used to identify patients whose itch is driven by IL-31, independent of the underlying pathophysiology.

Figure 4: Serum IL-31 Levels in Healthy Patients and Patients Suffering from Pruritic Diseases

CPUO
P<0.001
200
150
100
50
0
IL-31 (pg/mL)
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(N=10)
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(N=20)
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PBC
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Concentration (pg/mL)
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Atopic Dermatitis
Z = 4.2; P<0.0001
Z = 2.1
P<0.0001
Z = 3.6
P<0.0001
5,000
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0
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(N=50)
Quiescence
(N=50)
Control
(N=40)
Prurigo Nodularis
P<0.001
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25
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PN
(N=43)
Healthy
(N=31)
CSU and Psoriasis
P<0.001
P<0.001
P<0.001
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450
300
150
0
IL-31 (pg/mL)
CSU
(N=65)
Psoriasis
(N=30)
Healthy
(N=31)

Higher levels of serum IL-31 evident across a wide spectrum of immune-mediated conditions when compared to healthy subjects. By targeting IL-31, ATTO-1310 has the potential to treat pruritus across diseases.

Rationale for IL-31 in Pruritic Diseases

IL-31 is a Central Itch Cytokine in a Host of Indications

The IL-31 pathway plays a crucial role in the pathogenesis of pruritic diseases, making it a key target for therapeutic development (Figure 5). IL-31 binds to a heterodimeric receptor, consisting of IL-31 receptor alpha (IL-31Ra) and oncostatin M receptor beta (OSMRß), subsequently signaling through the Janus kinase/signal transducer and activator of transcription (JAK/STAT) pathway, the phosphoinositide-3-kinase/Akt (PI3K/AKT) pathway and the mitogen-activated protein kinase (MAPK) pathway. A wide range of biological functions are attributed to IL-31, such as the regulation of immune responses, the induction of chemokines, signal proteins and proinflammatory cytokines, and the regulation of cell proliferation. IL-31 has been labeled the “itch cytokine” for its ability to induce itch: (1) IL-31 expression is increased in the lesional skin of patients with pruritic skin disorders; (2) its receptors are localized in dorsal root ganglia and cutaneous nerve fibers; (3) scratching behavior is increased in transgenic mice overexpressing IL-31, as well as in mice or dogs injected with IL-31. IL-31 impairs skin barrier integrity by affecting structural proteins like filaggrin, facilitating water loss and exposure to irritants, which perpetuates inflammation and itching.

Figure 5: Chronic Pruritus and Role of IL-31 in Driving Itch

Irritant / Allergen
Skin
Barrier Dysfunction
Fibrosis
Scratch
Inflammatory Cells
Itch
Neuro-Inflammation
IL-31
DRG Sensory Neuron
IL-31Rα

IL-31 signaling pathway affects a broad range of cells and biological functions, perpetuating an “itch-scratch” cycle through neuroinflammation and fibrosis.

IL-31 in CPUO

In CPUO, itch is driven by skin barrier dysfunction, immune-senescence and neurodegeneration. IL-31 is elevated in patients with CPUO compared to healthy subjects, and our clinical data indicates that inhibiting IL-31 in patients with chronic pruritus provides rapid and deep symptom relief. Based on our data, and our discussions with key opinion leaders in CPUO, we believe blocking IL-31 is the most attractive approach to treating CPUO.

IL-31 in High-Itch AD

AD pathology is closely linked to Th2 cytokines, including IL-13 and IL-31, which contribute to skin barrier dysfunction, worsen inflammation, induce pruritus and sustain a chronic disease cycle. In particular, IL-31 is a key cytokine that directly activates pruriceptive sensory neurons and is elevated in patients with AD compared to healthy subjects. The role of the IL-31 pathway in driving itch and lesions has been validated clinically through the FDA approval of nemolizumab, an anti-IL-31 receptor alpha (IL-31Ra) antibody, for AD and PN. We believe that inhibiting IL-31 in patients suffering from mild-to-moderate, high-itch AD is the most attractive approach to providing relief for the patients suffering from this subtype of AD.

IL-31 in Other Chronic Pruritus Disease (e.g., Cholestatic Pruritus, CKD-aP)

In various third-party studies conducted by independent investigators, elevated serum IL-31 concentrations have been detected in patients with PBC and PSC and correlate with itch severity, independent of liver biochemistry. In a third-party Phase 3 clinical trial of seladelpar in patients with PBC, the average baseline concentration of serum IL-31 was more than 30-fold higher than matched HVs. In that clinical trial, serum IL-31 concentrations were significantly correlated with pruritus severity at baseline, and treatment-related improvement in pruritus was also associated with dose-dependent reductions in serum IL-31 (Figure 6).8 Furthermore, recent third-party studies have provided evidence of a hepatic source of IL-31 in cholestatic liver diseases. Similarly, third-party clinical trials of an IBAT antagonist, linerixibat, in patients with PBC demonstrated that reduction of pruritus was significantly correlated with reduction of IL-31.9 Additionally, FXR agonism elevates serum IL-31, which correlates with higher itch in patients with NASH.10 Collectively, we believe these data provide strong support for a mechanistic role of IL-31 in driving itch in PBC/PSC, enabling the development of ATTO-1310 in this indication and potential utilization of resulting clinical data as a building block in our precision immunology strategy for this asset. Additionally, we believe PBC/PSC could serve as a gateway to developing ATTO-1310 in broader hepatic itch.

Figure 6: IL-31 Levels in Patients with PBC in the ENHANCE Trial

Reduction of IL-31 is associated with reduction of itch in PBC patients treated with seladelpar.

Separately, in patients with CKD-aP, elevated IL-31 serum concentrations have also been detected. Studies of nemolizumab and difelikefalin in CKD-aP have provided further support for targeting IL-31 in this disease. In a third-party Phase 2a (N=69) trial, hemodialysis-dependent CKD patients suffering from chronic pruritus and whose serum IL-31 levels were elevated above 0.86 pg/ml demonstrated a trend for relief of pruritus after administration of nemolizumab. Furthermore, in a third-party Phase 3 clinical trial of difelikefalin in CKD-aP patients, serum IL-31 levels were significantly reduced in responders treated with difelikefalin as compared to non-responders.

Limitations of Current Anti-Pruritic Treatments

Targeting IL-31 offers the potential to provide rapid relief with a favorable tolerability profile. The role of blocking the IL-31 pathway in reducing pruritus has been validated by nemolizumab (NEMLUVIO), an IL-31Ra antagonist, which received FDA approval in 2024. NEMLUVIO is approved in PN and AD and showed relief of pruritus and associated morbidities in these conditions. However, NEMLUVIO has some notable limitations:

•	Unoptimized potency: Potency is limited by a single unique epitope on both binding regions of the molecule.

[8]	Kremer et al. Hepatology. 2023 Dec 20;80(1):27–37.
[9]	Xu et al. Hepatology. 2023 Jan 1;77(1):20-32.
[10]	Kremer et al. Hepatology. 2023 Dec 20;80(1):27–37.

•

Reverse dose-efficacy profile (higher doses less efficacious than lower doses): Nemolizumab demonstrated a reverse dose-efficacy curve in three separate populations: AD, pediatric AD and CKD-aP, resulting in a limitation of the achievable dose level. By targeting the IL-31 cytokine as opposed to the IL-31 receptor, we believe we will be able to dose ATTO-1310 at higher levels and achieve deeper pruritic relief through stronger pathway blockade. Of note, lokivetmab, an anti-IL-31 antibody used to treat AD in canines, targets the IL-31 cytokine and demonstrates linear dose-efficacy.

•

Monthly dosing schedule (with the option for extending to Q2M dosing after 16 weeks if patient is well controlled in AD only): Infrequent dosing intervals, such as quarterly, are preferred by both patients and physicians for better adherence and convenience.

Within our initial target disease indications for ATTO-1310, nemolizumab and dupilumab (DUPIXENT) are currently being developed in CPUO, and to our knowledge, neither have an active program in high-itch mild-to-moderate AD. In CPUO, there are no currently approved targeted treatments. In high-itch mild-to-moderate AD, existing treatments have suboptimal profiles for patients, including:

•	Remaining significant efficacy gap in pruritic relief.

•	Inconvenient dosing, requiring frequent, once- or twice-daily topical administration or once- or twice-monthly SC injection.

•	Burdensome adverse events including headache, nausea and diarrhea (roflumilast), a black box warning (ruxolitinib) and conjunctivitis and facial erythema (dupilumab).

Our Solution: ATTO-1310

Molecule Design Considerations

ATTO-1310 is a novel, recombinant humanized Fc fusion protein that binds to IL-31 with high affinity and potently blocks IL-31-induced signaling (Figure 7). The Fc portion of ATTO-1310 has been engineered to contain the M252Y/S254T/T256E (YTE) mutation, enhancing FcRn binding and increasing serum half-life. Unlike nemolizumab, which binds to the IL-31Ra, ATTO-1310 directly targets the IL-31 ligand and achieves potent inhibition through simultaneous binding of two unique epitopes on the same molecule, offering the potential for deeper and more rapid pruritic relief. We have evaluated the tolerability, activity and developability of ATTO-1310 in a range of preclinical studies and clinical trials.

Figure 7: ATTO-1310

ATTO-1310 is composed of two anti-IL-31 ATTOBODIES fused to an Fc fragment with a YTE mutation.

ATTO-1310 Target Product Profile

We believe that ATTO-1310 has the potential to be a favorable treatment option for CPUO, high-itch AD, cholestatic pruritus, CKD-aP and other pruritic indications. The molecule is designed for:

1.

Deep anti-pruritic responses due to the high potency of target inhibition offered by the ATTOBODY format and the potential to drive higher therapeutic exposure by avoiding the reverse dose-efficacy effect observed for targeting IL-31Ra. ATTO-1310’s potential to offer rapid, deep itch relief is supported by our initial Phase 1b clinical trial results.

2.	Fast pruritic relief, based on the speed of antipruritic effect observed in canines dosed with lokivetmab (anti-IL-31) and initial clinical trial results of ATTO-1310.

3.	Favorable tolerability profile, based on a robust body of clinical evidence available for nemolizumab (anti-IL-31Ra) and initial clinical trial results of ATTO-1310.

4.	Up to quarterly maintenance SC dosing for patient convenience, supported by our ongoing Phase 1 clinical trial results.

To assess the peak U.S. sales potential for ATTO-1310 in our target indications, we commissioned a series of primary and secondary market research projects carried out by a third party. Based on the results of these projects, the base case for peak U.S. sales potential for ATTO-1310, if approved, was estimated at over $11 billion across CPUO, high-itch AD, cholestatic pruritus and CKD-aP, with an upside forecast reaching over $22 billion.

Figure 8: ATTO-1310 Peak U.S. Sales Potential

Estimated Peak U.S. Sales
($B, 2035, Base Case)
Revenue ($B)
12
10
8
6
4
2
0
~$3.4B
~$4.6B
~$0.5B
~$2.6B
~$11.1B
Cholestatic pruritus success could validate and unlock expansion into broader hepatic itch
CPUO
High-Itch Mild-to-Mod AD
CholeP
CKD-aP
Total

Base case forecast for ATTO-1310 offers over $11 billion peak U.S. sales potential.

Preclinical Studies of ATTO-1310

Activity of ATTO-1310 in Inhibiting Pruritus in Preclinical Models

We tested the ability of ATTO-1310 to prevent IL-31-induced pruritus in two animal models. In a mouse model, ATTO-1310 reduced IL-31-induced pruritus at concentrations ranging from 1 mg/kg to 3 mg/kg. Additionally, in a NHP model of pruritus, we tested the duration of ATTO-1310-mediated protection from IL-31-induced itch. To establish a baseline, we injected NHPs with 1 mg/kg of IL-31 and saw evidence of pruritic induction, as measured by scratching activity. Ten days later, on day 0 of the experiment, we injected NHPs with 0.5 mg/kg, 1 mg/kg or 5 mg/kg of ATTO-1310. On days 1, 8, 15, and 22 after the ATTO-1310 injection, we repeated the IL-31 challenge and measured the scratching response. We saw a reduction in scratching events through approximately 15 to 20 days post-ATTO-1310 injection at the 1 mg/kg and 5 mg/kg doses, suggesting durable anti-pruritic activity of ATTO-1310.

Tolerability of ATTO-1310 in NHP Studies

To enable human studies of ATTO-1310, we carried out a GLP toxicology study in NHPs. Animals were administered doses of ATTO-1310 between 2 mg/kg and 24 mg/kg for intravenous (IV) delivery and between 2 mg/kg and 8 mg/kg for SC delivery. Following the last dose, a subset of animals underwent an eight-week recovery phase. In a series of standard safety assessments including clinical observations, gross pathology, histopathology and others, we determined that the highest dose tested was tolerated providing for what we believe will be a large safety margin for our planned Phase 1 clinical trial.

Clinical Development of ATTO-1310

Phase 1 Clinical Trial

ATTO-1310 is currently being evaluated in a four-part, randomized, double-blinded, placebo-controlled Phase 1 clinical trial (Figure 9). Parts 1 and 2 of the trial, evaluating the tolerability, PK and immunogenicity of ATTO-1310 in HVs, have now been completed. Parts 3 and 4 of the trial, evaluating the tolerability, PK, immunogenicity, PD, and efficacy of ATTO-1310 in patients suffering from high-itch AD or chronic pruritus are currently ongoing.

Figure 9: ATTO-1310 Phase 1 Clinical Trial Design

ATTO-1310 Phase 1 clinical trial designed in four parts: Part 1 is a HV SAD study, Part 2 is a HV MAD study, Part 3 is being conducted in patients with high-itch AD and Part 4 is being conducted in patients with CP.

Phase 1 Healthy Volunteer SAD and MAD (Parts 1 and 2) Design

In total, 56 HVs were enrolled in Parts 1 and 2 of the Phase 1 clinical trial. Demographically, subjects were predominantly white (93%), female (59%) and middle-aged (mean age of 38 years).

In Part 1, 40 HVs were randomized to ATTO-1310 or placebo at a 3:1 ratio and received a single dose of ATTO-1310 delivered either IV (N=32) at one of four ascending dosing levels, with the highest dose being 9.0 mg/kg, or SC (N=8) at 1.5 mg/kg. Primary endpoints included the frequency and severity of adverse events (AEs). Secondary endpoints included PK, immunogenicity and bioavailability of ATTO-1310. Exploratory endpoints included changes from baseline in total and free IL-31.

In Part 2, 16 HVs were randomized to ATTO-1310 or placebo at a 3:1 ratio and received two doses of ATTO-1310 delivered SC at 1.5 mg/kg or 4.5 mg/kg on days 1 and 29 of the trial.

Preliminary Safety Results (Blinded)

As summarized in Figure 10 below, ATTO-1310 was well tolerated. Treatment emergent adverse events (TEAEs) were reported by 26 subjects across the SAD and MAD cohorts. The majority of TEAEs were either Grade 1 (mild) or Grade 2 (moderate) in severity. There was no increase in the frequency of TEAEs with increasing dose. The only Grade 3 (severe) AE reported was fainting (vasovagal syncope), which occurred in connection with a blood draw in the placebo cohort, and was not considered related to study treatment. Among 24 HVs who have received SC injections (18 ATTO-1310, 6 placebo), no injection site reactions were reported. No clinically relevant trends were observed in laboratory analyses, vital signs or ECG.

Figure 10: Summary of TEAEs in HV SAD and MAD Portions of ATTO-1310 Phase 1 Clinical Trial

ATTO-1310 has demonstrated a favorable tolerability profile in HVs. Notes: a. Syncope, not treatment related; b. Flushing, nausea, headache, nasal congestion, abdominal discomfort, feeling cold (all Grade 1), possibly related; c. Allergic reaction to excipient (Grade 1), possibly related; d. Pyrexia, Grade 1.

As summarized in Figure 11 below, among TEAEs with frequency 3% or higher among tested subjects, the most common AEs included headache and nausea. Of note, no treatment-related TEAEs were identified at the highest tested dose level, 9.0 mg/kg IV.

Figure 11: Common and Treatment-Related TEAEs in HV SAD and MAD Portions of ATTO-1310

Phase 1 Clinical Trial

*	MedDRA preferred terms assigned to infusion-related reaction

Few TEAEs emerged in Phase 1 SAD and MAD studies of ATTO-1310 Phase 1 clinical trial (left) and no treatment-related TEAEs were identified in the highest (9.0 mg/kg) dose cohort (right).

Preliminary PK Results

ATTO-1310 shows generally dose-proportional increase in maximum serum concentration (Cmax) and total drug exposure over time (area under the curve, AUC) over the tested dose range, and good bioavailability after SC dosing (Figures 12 and 13).

Figure 12: Mean Serum ATTO-1310 Following IV Administration in HV

Mean Serum ATTO-1310 Concentration-Time Profiles Following IV Administration: Free ATTOBODY

ATTO-1310 Serum Concentration (ng/mL)
1,000,000
100,000
10,000
1,000
100
10
0
28
56
84
112
Time (Days)
Part 1: 0.5 mg/kg IV
Part 1: 1.5 mg/kg IV
Part 1: 4.5 mg/kg IV
Part 1: 9.0 mg/kg IV

ATTO-1310 showed generally dose-proportional increase in Cmax and total drug exposure over time following IV administration.

Figure 13: Mean Serum ATTO-1310 Following SC Administration in HV

Mean Serum ATTO-1310 Concentration-Time Profiles Following SC Administration: Free ATTOBODY

ATTO-1310 Serum Concentration (ng/mL)
1,000,000
100,000
10,000
1,000
100
10
0
28
56
84
112
140
Time (Days)
Part 1: 1.5 mg/kg SC
Part 2: 1.5 mg/kg SC
Part 2: 4.5 mg/kg SC

ATTO-1310 showed generally dose-proportional increase in Cmax and total drug exposure over time, and good bioavailability following SC administration.

Immunogenicity Results

Of the 42 subjects treated with active treatment in Parts 1 and 2, only two subjects developed low-titer anti-drug antibodies (ADAs) post-treatment. No neutralizing or PK-altering ADAs were observed.

PD Results

To better understand the potential for a cross-indication clinical development strategy, we carried out several studies to explore the feasibility of using IL-31 as a biomarker, as well as to observe the trends in serum IL-31 levels following administration of ATTO-1310.

IL-31 Levels in Healthy Volunteer and Patient Samples

Using a proprietary, ultra-sensitive assay, we measured the levels of IL-31 in pre-dose serum samples from the HVs participating in the Phase 1 clinical trial of ATTO-1310, as well as in HV, CPUO patient and AD patient samples obtained from two independent academic centers. We observed low levels of IL-31 in all HV samples. In serum from patients suffering from CPUO or AD we found IL-31 levels to be elevated compared to the normal HV samples (Figure 13). These data confirmed that IL-31 is elevated in serum of patients suffering from pruritus, and that our assay offers sufficient sensitivity to measure serum IL-31 levels in HVs and patients, as well as being able to differentiate between these two populations.

Figure 14: Serum IL-31 Levels

IL-31 Levels in Serum of HVs and Patients
Serum IL-31 (pg/mL)
10
1
0.1
0.01
0.001
Attovia
HV
KOL 1
Controls
KOL 1
CPUO
KOL 2
CPUO
KOL 1
AD

IL-31 serum levels are elevated in CPUO and AD patient samples compared to HV samples.

Impact of ATTO-1310 on IL-31 Target Engagement

We tested free and total serum IL-31 levels in HVs dosed in the SAD and MAD portions of our Phase 1 clinical trial, with samples obtained pre-dose of ATTO-1310, and at various intervals extending up to 112 days post-dose. We then calculated percent free IL-31 as the ratio of free to total as a measure of IL-31 target engagement. Across all dose groups, percent free IL-31 rapidly dropped by greater than 95% and was sustained for 12 weeks at doses of 4.5 mg/kg or higher. A dose-dependent pattern in the extent and duration of free IL-31 reduction was observed, as shown in Figure 15 below.

Figure 15: Percent Free IL-31 in ATTO-1310 HV

ATTO-1310 has demonstrated >95% coverage of percent free IL-31 for over 12 weeks, suggesting potential for infrequent dosing.

ATTO-1310: Phase 1b Proof-of-Concept Trials in Patients Suffering from Chronic Pruritus and High-Itch AD

In Parts 3 and 4 of the Phase 1 clinical trial of ATTO-1310, a total of 26 patients in each part were randomized at a 2:1 ratio to receive ATTO-1310 at 4.5 mg/kg or 9.0 mg/kg, or placebo, in each case administered SC. In each part, 12 to 14 patients were enrolled at each dose level. Recruitment across clinical sites in the United States and Canada is complete. The study is currently ongoing and remains blinded. The study aims to assess the PK, tolerability, immunogenicity and PD of ATTO-1310 in patients suffering from chronic pruritus and high-itch AD. Clinical efficacy endpoints will be evaluated as exploratory assessments to demonstrate initial proof of clinical activity. During the initial four weeks of the study rescue medication use is prohibited. Exploratory efficacy endpoint readouts are carried out at the 4-week and 16-week timepoints. Given that patients only receive a single dose of the drug and are prevented from use of rescue medication for the first 4 weeks, the 4-week timepoint is the most relevant for the assessment of the clinical activity of ATTO-1310. Figure 16 delineates the trial design for each cohort.

Figure 16: ATTO-1310 Phase 1 Clinical Trial Design – Chronic Pruritus and High-Itch AD

ATTO-1310 Phase 1 Parts 3 and 4 consists of 12-14 patients per cohort. Key exploratory efficacy endpoints include PP-NRS, SD-NRS, EASI, SCORAD, and total and free IL-31, among others.

ATTO-1310 Phase 1b Clinical Trial: Baseline Characteristics

In the chronic pruritus cohorts, 12 and 14 patients were enrolled at the 4.5 mg/kg and 9.0 mg/kg dose levels, respectively. The mean age in both cohorts was approximately 60 to 62 years, consistent with the increased prevalence of CPUO among the elderly population (Figure 17). The mean baseline PP-NRS (peak pruritus numerical rating scale) scores were balanced and above 7, consistent with the inclusion criteria.

Figure 17: Baseline Characteristics of Chronic Pruritus Cohorts

12 and 14 patients were enrolled in the 4.5 mg/kg and 9.0 mg/kg CP cohorts, respectively, of ATTO-1310.

In the high-itch AD cohort, 12 and 14 patients were enrolled at the 4.5 mg/kg and 9.0 mg/kg dose levels, respectively. Patients were balanced across active treatment and placebo cohorts with respect to baseline PP-NRS score, with mean PP-NRS above 7, consistent with inclusion criteria. By chance, patients in the placebo cohorts exhibited higher baseline EASI scores than patients in the active treatment arms (Figure 18).

Figure 18: Baseline Characteristics of High-Itch AD Cohorts

12 and 14 patients were enrolled in the 4.5 mg/kg and 9.0 mg/kg high-itch AD cohorts, respectively, of ATTO-1310.

ATTO-1310 Phase 1b Clinical Trial: Preliminary Safety

ATTO-1310 was well tolerated, with the majority of TEAEs at Grade 1 or Grade 2. At present, the trial remains blinded.

ATTO-1310 Phase 1b Clinical Trial: Preliminary PK

The PK profile of ATTO-1310 in chronic pruritus and high-itch AD patients was generally linear and increased in a dose proportional manner (Figure 19). The PK profile was comparable to that observed in HVs.

Figure 19: Mean Serum ATTO-1310 Following SC Administration in Chronic Pruritus and High-Itch AD Patients

Generally dose-dependent PK profile of ATTO-1310 observed in chronic pruritus and high-itch AD cohorts.

In the chronic pruritus cohort, out of 17 patients treated with ATTO-1310, one patient developed post-dosing ADAs for a treatment-induced ADA rate of 5.9%. In the AD cohort, out of 13 patients treated with ATTO-1310 for whom data is available, one patient developed post-dosing ADAs for a treatment-induced ADA rate of 7.7%. In both cohorts, the ADAs had no visible impact on the PK profile of the drug and were not neutralizing.

ATTO-1310 Phase 1b Clinical Trial: Preliminary PD

We tested free and total serum IL-31 levels in chronic pruritus and high-itch AD patients dosed at 4.5 mg/kg or 9.0 mg/kg, with samples obtained pre-dose of ATTO-1310, and at various intervals extending up to 112 days post-dose. We then calculated percent free IL-31 as the ratio of free to total. Across all patient samples, we saw a rapid reduction of percent free IL-31 by at least 95% of baseline and this was maintained for at least 12 weeks post single dose (Figure 20). We believe this data supports the potential for quarterly SC dosing of ATTO-1310 in the maintenance setting.

Figure 20: Percent Free IL-31 Reduction in Chronic Pruritus and High-Itch AD Patient Cohorts

Rapid reduction by more than 95% of percent free IL-31 that is maintained for at least 12 weeks, supporting quarterly SC dosing.

ATTO-1310 Phase 1b Clinical Trial in Chronic Pruritus: Preliminary Anti-Pruritic Activity

Given small patient numbers in our Phase 1b clinical trial, we elected to analyze results for both the individual dose levels of 4.5 mg/kg and 9.0 mg/kg, as well as a pooled population across both dose cohorts.

We assessed one of our exploratory efficacy endpoints, PP-NRS, by recording changes in the average weekly PP-NRS reported by patients. PP-NRS is a patient reported outcome where once per day, each patient records their highest itch score (peak pruritus) in the past 24 hours using a scale of 0 to 10. Daily scores are then averaged to arrive at a weekly mean (Figure 21).

First, we calculated the share of patients in the active or placebo groups who achieved an at least 4-point reduction in PP-NRS (PP-NRS 4) at various timepoints when compared to their baseline score. In the active treatment group, 50%, 78%, and 65% of patients met this responder definition at week 4 for the 4.5 mg/kg, 9.0 mg/kg and pooled cohorts, respectively. We observed rapid clinical activity efficacy with ATTO-1310, with 38%, 56% and 47% of treated patients reaching PP-NRS 4 by week 2 in each of these cohorts. In contrast, none of the patients treated with placebo showed a 4-point or more reduction in PP-NRS at any of the tested time points. Starting at week 3 for the 9.0 mg/kg cohort and week 2 for the pooled cohort, the difference in response rate between the active and placebo groups became nominally significant (nominal p-value <0.05).

Figure 21: Chronic Pruritus PP-NRS 4 Responder Interim Analysis

ATTO-1310 rapidly and deeply relieves itch in chronic pruritus patients. Error bars represent confidence intervals. * p < 0.05, ** p < 0.01

Next, we looked for evidence of deeper responses by assessing the share of patients who achieved PP-NRS score of <2 (itch free or nearly itch free). Here, 25% and 44% of patients in the active arm dosed at 4.5 mg/kg or 9.0 mg/kg, respectively, met this threshold by week 4, with some patients achieving an itch free or nearly itch free status as early as week 1 (Figure 22). None of the patients in the placebo-treated groups showed this level of response.

Figure 22: Chronic Pruritus PP-NRS <2 Interim Analysis

ATTO-1310 enables itch-free or nearly itch-free status in many patients. Error bars represent confidence intervals.

Limited trials have been carried out in chronic pruritus patients. However, we were able to compare the response rates observed in our Phase 1b clinical trial to those achieved by dupilumab in a recent Phase 3 clinical trial in CPUO (NCT05263206). Here, we see markedly deeper placebo-adjusted share of PP-NRS 4 responders in ATTO-1310-treated patients, compared to what was seen for dupilumab-treated patients (Figure 23). Cross-trial comparisons are inherently unreliable, as they are not based on data resulting from a head-to-head trial and are not direct comparisons. Different protocol designs, trial designs, patient selection and populations, number of patients, baseline characteristics, trial endpoints, trial objectives and other parameters that are not the same between the relevant trials may lead to bias in the results.

Figure 23: Chronic Pruritus PP-NRS 4 Responder Analysis for ATTO-1310 Compared to Dupilumab Benchmark

ATTO -1310 demonstrated improved anti-itch efficacy in chronic pruritus patients compared to benchmark. NCT05263206 (LIBERTY-CPUO-CHIC) Part A, ATTO-1310 Ph1b data; Numbers are rounded to nearest integer.

Collectively, we believe these results support our hypothesis that inhibiting IL-31, the direct pruritogen cytokine, with ATTO-1310 will lead to a rapid, deep, and durable reduction in itch. Similar to the chronic pruritus cohorts, we analyzed the results for individual dose levels and a pooled cohort and assessed anti-pruritic efficacy by measuring PP-NRS.

Here, 63%, 30% and 44% of ATTO-1310-treated patients achieved PP-NRS 4 at week 4 for the 4.5 mg/kg, 9 mg/kg and pooled cohorts, respectively. In comparison, only one placebo patient at each dose level achieved PP-NRS 4, for a placebo rate of 25% (Figure 24).

Figure 24: High-Itch AD PP-NRS 4 Responder Interim Analysis

ATTO-1310 rapidly and deeply relieved itch in high-itch AD patients. Error bars represent confidence intervals.

We were able to compare the anti-pruritic efficacy of ATTO-1310 observed in our Phase 1b clinical trial to published results of itch reduction achieved by dupilumab, lebrikizumab and nemolizumab (baseline PP-NRS 7+ subgroup analysis) (Figure 25).

Figure 25: Share of AD Patients Achieving PP-NRS 4 with ATTO-1310 Compared to Benchmarks

ATTO-1310 demonstrated fast and deep itch relief in high-itch atopic dermatitis patients. * Source data: Dupi – dupilumab SOLO pooled, Lebri – Lebrikizumab ADvocate 1 (ITT), Nemo – Nemolizumab ARCADIA 1 PP-NRS 7+, ATTO-1310 – ATTO-1310 Phase 1b clinical trial; No significant difference between ADvocate 1 and 2 and ARCADIA 1 and 2; single trial chosen for ease of viewing; N/A – data not available.

ATTO-1310 demonstrated faster and deeper reduction of itch in the active arm than any of the comparative therapeutics at all time points. We believe this supports our hypothesis that direct inhibition of IL-31 is the optimal approach for reducing itch. Additionally, we believe the observed faster and deeper ATTO-1310 efficacy over the high-itch nemolizumab-treated cohort provides evidence that targeting the ligand in the IL-31 pathway is a superior approach compared to targeting the receptor. Cross-trial comparisons are inherently unreliable, as they are not based on data resulting from a head-to-head trial and are not direct comparisons. Different protocol designs, trial designs, patient selection and populations, number of patients, baseline characteristics, trial endpoints, trial objectives and other parameters that are not the same between the relevant trials may lead to bias in the results.

ATTO-1310 Phase 1b Clinical Trial in High-Itch AD: Preliminary Lesion Control Efficacy

Inhibition of IL-31 has been shown to reduce lesions in AD patients, as demonstrated by nemolizumab used on the background of topical corticosteroids (TCS). To determine the extent of lesion reduction offered by ATTO-1310 monotherapy treatment, we measured the EASI and IGA (Investigator Global Assessment) scores of patients in our trial.

We observed a 61% and 51% EASI change from baseline (EASI-CFB) in the active arm at week 4 for the 4.5 mg/kg and 9.0 mg/kg cohorts, compared to 17% EASI-CFB for the pooled placebo group. (Figure 26).

Figure 26: High-Itch AD EASI % Change From Baseline at Week 4

Observed consistent lesion control efficacy at both ATTO-1310 doses. * p ≤ 0.01

When looking at responder definition, we assessed the percentage of patients in the active and placebo arms of the study achieving EASI-50 through EASI-100 (at least 50% improvement in EASI score and 100% improvement in EASI score, respectively), and IGA 0/1 (clear or almost clear skin). Comparing activity across the two tested dose levels, we observed similar lesional improvement. Notably, as we increased the stringency of response definition from EASI-50 to EASI-100 and to IGA 0/1, the separation of active arm from placebo becomes apparent, with no placebo patient achieving a response higher than EASI-50 (Figure 27).

Figure 27: High-Itch AD EASI and IGA 0/1

ATTO-1310 Clinical Response at Week 4 by Endpoint
Responders (%)
75%
50%
25%
0%
13%
50%
50%
0%
38%
20%
0%
13%
20%
0%
13%
10%
0%
25%
20%
EASI-50
EASI-75
EASI-90
EASI-100
IGA 0/1
Pooled Placebo
4.5 mg/kg
9.0 mg/kg

ATTO-1310 demonstrated clinical activity in lesion relief at both tested doses.

Further, we determined the extent of IGA score improvement from baseline in ATTO-1310- and placebo-treated patients. In placebo-treated patients, we observed little to no improvement in IGA score between weeks 0 and 4. In contrast, ATTO-1310-treated patients demonstrate marked improvement in IGA scores at week 4 at both dose levels (Figure 28).

Figure 28: High-Itch AD IGA Improvement

ATTO-1310 demonstrated greater IGA improvement at week 4 compared to placebo.

Collectively, we believe these results suggest that ATTO-1310 demonstrates the potential for good lesional efficacy in high-itch AD patients. Combined with the pruritic results shown for both chronic pruritus and high-itch AD, we believe ATTO-1310 demonstrates preliminary proof-of-concept of clinical activity.

Planned Phase 2 Clinical Trials for ATTO-1310

Encouraged by the strong activity observed in Phase 1b clinical trial of ATTO-1310 in chronic pruritus and high-itch AD patients, we plan to commence Phase 2 clinical trials of ATTO-1310 in both indications.

In chronic pruritus, we are currently preparing for a global Phase 2b clinical trial that would enable Phase 3 clinical trials. In this Phase 2 clinical trial, we plan to test two dose levels of ATTO-1310 at induction, administered SC at weeks 0, 4, and 8, followed by a single dose level administered either every 4 or every 12 weeks. The primary endpoint of the study will be efficacy (improvement of itch), with secondary endpoints including improvement in itch, sleep and Health-Related Quality of Life (HRQoL), as well as safety. Exploratory endpoints will include safety, PK, PD and immunogenicity. The Phase 2 clinical trial is expected to commence in     .

In high-itch AD, we plan to initiate a Phase 2 clinical trial in     .

ATTO-1310: Phase 1b Proof-of-Concept Trials in Non-Inflammatory Pruritic Disease

We are also planning a Phase 1b clinical trial of ATTO-1310 in patients suffering from PBC or PSC (Figure 29). The Phase 1b clinical trial is expected to be a double-blind, placebo-controlled, multiple ascending dose (MAD) study where the primary objective of the trial will be to assess the PK of ATTO-1310 in patients with cholestatic pruritus, with secondary objectives including an assessment of tolerability, PD and immunogenicity associated with the administration of ATTO-1310. Exploratory objectives will measure the change in pruritus scores in response to ATTO-1310 compared to placebo treatment. We expect to dose the first subject in    .

In addition to this PBC/PSC trial, we may consider commencing a second Phase 1b clinical trial for ATTO-1310 in patients suffering from CKD-aP (Figure 29).

Figure 29: ATTO-1310 Clinical Development Plan

Planned ATTO-1310 clinical trials in CPUO, high-itch AD, and cholestatic pruritus, with potential expansion opportunities in CKD-aP and other pruritic conditions as well as potential to pursue a biomarker-enabled precision strategy.

Summary of ATTO-1310 Clinical Data

To date, ATTO-1310 has demonstrated a favorable tolerability profile across HVs and patients with chronic pruritus and high-itch AD, with predominantly Grade 1 or Grade 2 TEAEs and no treatment-related serious or severe adverse events (SAEs) observed. PK data demonstrated an approximately dose-proportional profile with good SC bioavailability, while immunogenicity remained low with no detected neutralizing ADAs.

PD analyses demonstrated rapid and durable target engagement, with a rapid reduction in percent free IL-31 post-dose and greater than 95% IL-31 suppression maintained for at least 12 weeks at doses of 4.5 mg/kg or greater, supporting the potential for quarterly dosing.

Preliminary Phase 1b data demonstrated rapid and deep anti-pruritic activity following a single dose of ATTO-1310. In pooled analyses, 65% of chronic pruritus patients and 44% of high-itch AD patients achieved a ≥4-point improvement in PP-NRS at week 4, with preliminary evidence of lesion improvement also observed in high-itch AD patients.

Further Development of ATTO-1310: Precision Immunology Strategy

We plan to focus the ongoing and future trials of ATTO-1310 on exploring the PD link between IL-31 levels, pruritus, and efficacy of ATTO-1310 treatment. The body of evidence generated through these studies will potentially support a precision immunology, IL-31 biomarker-based clinical development strategy for ATTO-1310.

ATTO-2306 for AD and Other Inflammatory Diseases

ATTO-2306 is a novel half-life extended ATTOBODY-based biotherapeutic that inhibits both IL-13 and IL-31. We believe ATTO-2306 has the potential to establish a new standard of care for the treatment of AD and other immune-mediated skin diseases, such as CSU and PN, by offering favorable lesion and itch control, as well as significantly improved convenience compared to currently available biologic treatments. ATTO-2306 is a next-generation bispecific designed to improve upon one of our past product candidates, ATTO-3712. The key improvement of ATTO-2306 is its potential to deliver a significantly longer projected human half-life compared to ATTO-3712.

Background on the AD Market

As described in our discussion of ATTO-1310 earlier, AD is one of the most prevalent immune-mediated diseases globally, affecting an estimated 21 million adults and 10 million pediatric patients in the United States by 2035, with approximately one-third having moderate-to-severe disease (EASI of ≥7). AD pathology is closely linked to Th2 cytokines, including IL-13 and IL-31, which contribute to skin barrier dysfunction, worsen inflammation, induce pruritus and sustain a chronic disease cycle.

The moderate-to-severe AD population represents a large and growing market with substantial commercial opportunity. The combined global revenue for AD drugs was nearly $21 billion in 2025, with the single highest selling therapeutic, DUPIXENT, accounting for $17.8 billion of sales. Despite the significant volume of sales, Sanofi, one of the manufacturers of DUPIXENT, estimated that penetration in moderate-to-severe AD remains at only approximately 18%. The relatively low penetration presents significant room for novel, differentiated therapeutics that address barriers to efficacy, safety, adoption and adherence.

Overview of Current AD Treatment and Unmet Needs

For moderate-to-severe AD, often with larger body surface area involvement, systemic therapies are essential to achieve disease control. Current first-line approved therapies include monoclonal antibodies targeting the IL-4 receptor alpha (DUPIXENT), IL-13 (EBGLYSS, ADBRY), or IL-31Ra (NEMLUVIO). Other approved therapies include oral Janus kinase (JAK) inhibitors (RINVOQ, CIBINQO). While these therapeutics have benefited patients, significant unmet needs persist, including:

1.

Significant portion of patients achieve only partial or no response. DUPIXENT and EBGLYSS, both currently approved biologic therapeutics for AD, enable EASI-75 response in ~45% and ~55% of patients, respectively, with only ~33% and ~35% of patients achieving EASI-90.

2.

Inadequate pruritic relief is an especially overlooked aspect of treating the disease. DUPIXENT, takes weeks to months to significantly reduce pruritus, with only approximately 40% of patients achieving a 4-point or greater reduction in their daily itch score after 16 weeks of treatment.

3.

Safety and tolerability remain significant barriers to effective AD management. Options such as RINVOQ and CIBINQO show significant limitations given black box warnings for SAEs such as infections, malignancies and thromboses.

4.

Current treatment options are often inconvenient for patients. Some of the currently approved biologic medications such as DUPIXENT pose significant barriers to patient adherence by requiring biweekly injections, especially in pediatric patients and those with needle phobia.

Expansion Opportunities in Additional Immune and Inflammatory Diseases

Beyond AD, there are several expansion opportunities in additional immune-mediated diseases, such as CSU, PN and many others. We believe the biologic overlap across various inflammatory conditions will enable us to evaluate ATTO-2306 in other indications where IL-31 and IL-13 dysregulation is implicated, along with our ability to discover ATTOBODIES against a variety of new targets.

Concurrent Inhibition of IL-13 and IL-31 as a Differentiated Approach to Inflammatory Skin Disease

We believe the combination of targeting IL-13 and IL-31 represents an optimized approach to treating inflammatory dermatological conditions such as AD, as these are distinct, complementary and clinically validated pathways with a wide coverage of disease mechanisms (Figure 30). To date, IL-13 and IL-31 are the only two pathways with approved biologic therapeutics for the treatment of AD, which we believe reflect the ideal mechanisms to inhibit in a bispecific molecule with the potential for improving efficacy over current treatments. Other potential targets, such as TSLP, IL-7R, IL-18, IL-33 and BTLA, have all failed to show benefit as monotherapy in AD.

Figure 30: IL-31 and IL-13 Pathways

Pruritus
Barrier Dysfunction
Fibrosis
Inflammation
IL-31
Immune Cells
IL-13

IL-31 and IL-13 drive overlapping and distinct pathologies and have each demonstrated monotherapy activity in AD resulting in FDA approved therapeutics.

IL-13 is a key cytokine in the Type 2 immune response that recruits immune cells to sites of inflammation in the skin, drives keratinocyte differentiation, and induces fibrosis. Therapies targeting IL-13, such as lebrikizumab (EBGLYSS), have already demonstrated significant clinical efficacy and favorable safety in reducing inflammation and improving skin clearance in AD. Blocking IL-13 has been shown to halt the production of pro-inflammatory mediators by keratinocytes, stopping the inflammatory milieu and resolving the self-sustaining cycle of immune dysregulation and skin damage.

In contrast, the “itch” cytokine IL-31 acts on sensory neurons expressing its receptor complex (IL-31Ra and OSMRß), activating pruriceptive pathways and inducing pruritus. Beyond its neuronal effects, IL-31 also contributes to inflammation and skin barrier dysfunction by stimulating keratinocytes, fibroblasts and immune cells to produce pro-inflammatory mediators, as well as playing a potential role in immune-senescence.

Despite the success of existing therapies individually targeting the IL-13 and IL-31 pathways, there remains significant unmet need across the AD treatment landscape. Patients seek deeper and more rapid lesion and pruritic relief, benign safety and tolerability, as well as improved dosing convenience.

ATTO-2306 Target Product Profile

ATTO-2306 simultaneously blocks both IL-13 and IL-31, aiming to address both the inflammatory and pruritic components of moderate-to-severe AD in a single bispecific molecule, and offering the potential for favorable clinical outcomes compared to monotherapies targeting either cytokine alone. Additionally, we believe that a bispecific targeting the cytokines, rather than the receptors, in each pathway has a high likelihood of creating a differentiated treatment alternative.

1.	Target Selection: We specifically chose to target the IL-31 cytokine rather than its receptor, IL-31R to achieve two goals:

a.

Enhance efficacy by targeting the IL-31 ligand (now supported by Phase 1b results for ATTO-1310): As noted earlier, the IL-31Ra-targeting molecule, nemolizumab, observed a reverse dose-efficacy effect (higher doses less effective than lower doses) in clinical trials in adult patients with AD, pediatric patients with AD and CKD-aP patients, implying efficacy was not maximized. This is especially important in the context of a bispecific molecule, where dosing limitation of one arm affects the entire molecule.

b.

Faster pruritic relief: We believe that by targeting IL-31, rather than its receptor, we may be able to achieve faster pruritic relief based on third-party data from canines treated using lokivetmab, where significant relief of scratching events was seen within three to five hours of dosing, and our Phase 1b data for ATTO-1310. In contrast, clinical data from Phase 3 clinical trials of nemolizumab indicated significant pruritic relief (measured as PP-NRS reduction of 4 points or more) only after multiple weeks of dosing.

2.

Dosing Schedule: A key potential benefit of targeting IL-13 rather than a subunit of its receptor, IL-4Ra, is the avoidance of TMDD, where receptors in the peripheral tissue act as an antigen sink, leading to non-linear PK and the need for frequent dosing to maintain therapeutic drug exposure levels. This choice is also especially important in a bispecific molecule, as a target promoting TMDD in one half of a molecule reduces the available drug to bind the second target.

Our hypotheses regarding targeting IL-31 rather than IL-31Ra now have initial clinical validation, based on the readout from our Phase 1 clinical trial of ATTO-1310. Collectively, by developing ATTO-2306, we aim to provide patients suffering from AD and other inflammatory skin diseases with a potential treatment option that is differentiated by:

1.	Simultaneous inhibition of two disease-causing pathways with distinct mechanisms of action, avoidance of dosing limitations caused by potential receptor-specific biology, and rapid pruritic relief;

2.	A favorable tolerability profile; and

3.	Convenient, quarterly or infrequent dosing.

Our Solution: ATTO-2306

Molecule Design Considerations

ATTO-2306 consists of two highly potent IL-31-targeted ATTOBODIES (Figure 31), which are connected to an anti-IL-13 IgG containing the YTE mutation for half-life extension and the anti-IL-13 IgG was derived from lebrikizumab. The IL-31 targeting ATTOBODIES incorporated in ATTO-2306 use the same VHHs as those in ATTO-1310. We believe these shared elements will enable the findings from ATTO-1310 clinical trials, together with the existing ample body of evidence for anti-IL-13 antibodies, including evidence supporting half-life extension, to inform and accelerate the development of ATTO-2306.

Figure 31: ATTO-2306

Our bispecific therapeutic candidate ATTO-2306 contains two anti-IL-31 ATTOBODIES fused to an anti-IL-13 IgG.

Preclinical Characterization of ATTO-2306

We have conducted a preclinical program to better understand the potential of ATTO-2306. Through these studies, ATTO-2306 has demonstrated:

•	High potency compared to analog molecules regardless of whether each arm was tested as a monospecific or bispecific;

•	Low projected risk of immunogenicity in humans; and

•	Long NHP half-life, consistent with avoidance of TMDD compared to an IL-4Ra targeted therapeutic and the utilization of half-life extension technology

High Potency

To demonstrate this property for ATTO-2306, we ran potency measurement assays in vitro. As shown in Figure 32 below, ATTO-2306 potentially inhibited the IL-13 and IL-31 pathways, with anti-IL-13 potency on par with a lebrikizumab analog.

Figure 32: Potency of IL-13 and IL-31 Signaling Inhibition by ATTO-2306

Single Cytokine Loaded Bispecific
Fully Loaded Bispecific
IL-13 Cells
IL-31 Cells
U20S IL-13 - IL-13 Treatment
U20S IL-13 - IL-13 + IL-31 Treatment
U20S IL-31 - IL-31 Treatment
U20S IL-31 - IL-13 + IL-31 Treatment
Lebrikizumab
ATTO-2306
Percent Activity
120%
100%
80%
60%
40%
20%
0%
(20%)
(4)
(2)
0
2
Log (nM)

ATTO-2306 potently inhibited its target cytokines.

Immunogenicity

We carried out a dendritic cell-T cell activation assay, exposing immune cells from twenty human donors with a range of HLA-II haplotypes to ATTO-2306. This assessment projected a low risk of immunogenicity in humans.

The ex vivo dendritic cell-T cell assay uses peripheral blood mononuclear cells (PBMCs) from at least 20 human donors with a variety of HLA-II haplotypes. These cells are mixed with ATTOBODIES. Dendritic cells in the PBMCs ingest ATTOBODIES, slice them into peptides and present them in the context of the HLA II antigens. Fluorescently labeled T cells are then added to the mixture. If a particular ATTOBODY-derived peptide is recognized as immunogenic, then the labeled T cells become activated and start proliferating. This process results in the reduction of the intensity of the fluorescent signal emitted by each T cell, which is quantified. The risk of immunogenicity is then assessed based on how many of the 20 PBMC sets from human donors saw the ATTOBODIES as immunogenic, and how strong the response was based on how much the fluorescent T cell signal was diluted. We consider the risk low if it is on par or lower than that calculated using the same assay for a number of commercially available and widely used antibodies (Figure 33).

Figure 33: Ex Vivo Immunogenicity Assessment

Response Index (Percentage Stimulation Above Background ≥0.02%, SEM=2)
Response Index (%)
50%
40%
30%
20%
10%
0%
42
25
0.05
Pos Ctrl 1 PPD
Pos Ctrl 2 KLH
ATTO-2306

ATTO-2306 showed minimal ex vivo immunogenicity compared to positive controls.

Pharmacokinetic Profile of ATTO-2306

To test our hypothesis that a bispecific molecule targeting IL-13 would offer potential for convenient, quarterly or infrequent dosing, we evaluated the PK profile of ATTO-2306 in NHPs. Here, we observed a preliminary NHP half-life approaching 20 days (Figure 34), translating to a projected human half-life of 60 days. Thus, we project the ability to enable extended dosing intervals with ATTO-2306.

Figure 34: NHP PK Profile of ATTO-2306

ATTO-2306 demonstrated extended NHP half-life supporting infrequent dosing.

Developability of ATTO-2306

ATTO-2306 exhibited favorable developability and manufacturability properties, and ability to develop a high-concentration SC formulation.

Further Development of ATTO-2306

IND-enabling studies for ATTO-2306 are currently ongoing. We anticipate commencing a Phase 1 clinical trial in    .

ATTO-1091 for IBD

Background on the IBD Market

IBD is a chronic immune-mediated condition characterized by persistent inflammation of the gastrointestinal tract. Two of the most common forms of IBD include ulcerative colitis (UC) and Crohn’s disease (CD), affecting more than 7 million people worldwide. In the United States, UC prevalence is estimated to be approximately 1.1 million individuals, and CD prevalence is estimated to be approximately 1.0 million individuals.

UC is an inflammatory condition that develops over time and predominantly affects the lining of the colon and rectum, typically progressing from the rectum upward. Patients with UC often experience periods of remission and flare-ups, which can significantly impact quality of life. It is estimated that half the patients with UC have moderate-to-severe symptoms in a given year. Symptoms typically include diarrhea (often with blood, mucus or pus), blood in the stool, weight loss, fatigue, fever and inability to pass stool despite urgency.

CD causes inflammation that can occur anywhere in the digestive tract from the mouth to the anus, but most often affects the end of the small intestine and the start of the large intestine. Similar to UC, patients with CD often experience periods of remission and flare-ups, which can significantly impact quality of life. Symptoms typically include persistent abdominal pain, diarrhea (sometimes bloody), fatigue, weight loss and reduced appetite. Over time, disease progression may lead to complications such as strictures, fistulas and malabsorption, contributing to nutritional deficiencies. The unpredictable nature of flares, coupled with the need for long-term treatment and potential surgical interventions, often results in physical discomfort and emotional stress for patients, making CD a challenging condition to manage.

The global IBD market was valued at $29.5 billion in 2025 and is projected to grow due to the increasing prevalence of UC and CD along with growing awareness and early diagnosis of IBD symptoms.

Overview of Current IBD Treatment and Unmet Needs

The current front-line treatment paradigm for IBD includes aminosalicylates, corticosteroids, immunosuppressants and immunomodulators, but a substantial number of patients still experience inadequate symptom control and thus require escalation to advanced therapies. Small molecules such as JAK inhibitors, S1P modulators and TYK2 inhibitors as well as biologics such as anti-TNFa, anti-integrin a4ß7, anti-IL-12/23, anti-IL-23, and anti-TL1A assets aim to further improve treatment of IBD. The progressive and relapsing nature of UC and CD has resulted in the development of several blockbuster drugs.

Despite relative success of current IBD treatments, patients with IBD continue to lack an integrated therapeutic option: approximately 30 to 40% of patients do not respond to first-line therapy, and more than 50% of responders lose response within a year. Furthermore, many advanced therapies have black box warnings or associated risks of serious infections, malignancies or death. Given that the majority of IBD patients do not achieve clinical remission with existing treatments, we believe there is ample therapeutic opportunity for novel biotherapeutics in UC and CD.

Rationale for Concurrent Inhibition of TL1A, IL-23 and Integrin a4ß7 in IBD

TL1A has emerged as a promising therapeutic target in IBD because it contributes to both inflammation and fibrosis. Through its receptor, death receptor 3, TL1A amplifies mucosal inflammation by boosting T cell activation and stimulating the release of pro-inflammatory mediators. TL1A also plays a role in driving intestinal fibrosis by activating fibroblasts and promoting collagen deposition.

IL-23 is produced by dendritic cells and macrophages and plays a role in immune response regulation by promoting the expansion and survival of Th17 cells, a subset of T lymphocytes that produce IL-17α and other pro-inflammatory mediators. IL-23 signaling can inhibit the differentiation of regulatory T cells (Tregs), a population essential for controlling and suppressing chronic gut inflammation.

Integrin a4ß7 is a cell-surface adhesion molecule expressed on lymphocytes that enables selective homing to the gastrointestinal tract via binding to MAdCAM-1, which is expressed on the surface of endothelial cells lining blood vessels in the gut. This interaction directs lymphocytes, including naive T cells and effector T cells, from the bloodstream into the intestinal tissue.

Collectively, TL1A, IL-23 and integrin a4ß7 play distinct roles in the pathophysiology of IBD, and independent inhibition of each of the three pathways typically results in good tolerability, with no significant overlap in tolerability signals. We believe a trispecific ATTOBODY that blocks all three targets simultaneously may offer potential for a differentiated treatment alternative in the treatment of IBD.

Our Solution: ATTO-1091

ATTO-1091 is a trispecific ATTOBODY-based Fc fusion protein construct that binds to TL1A, IL-23 and integrin a4ß7 with binding properties optimized for all three targets. Similar to ATTO-1310, the Fc portion of ATTO-1091 has been engineered to harbor a YTE mutation (Figure 35).

Figure 35: ATTO-1091

ATTO-1091 inhibits three different targets and uses an Fc fragment with a YTE mutation for half-life extension.

ATTOBODY Arm Properties

A known limitation of anti-TL1A mAbs is their propensity to cause formation of high molecular weight aggregates in the presence of TL1A, which can lead to immunogenicity. This is evident in some of the current anti-TL1A molecules in clinical development that induce high levels of ADAs. By taking advantage of the breadth of diversity offered by the ATTOBODY discovery platform, we successfully identified several anti-TL1A binders that block both the monomeric and trimeric versions of TL1A, without causing the formation of high molecular weight aggregates as shown in Figure 36 below. This desirable property is preserved in the trispecific ATTO-1091 format.

Figure 36: Propensity of Anti-TL1A Containing Constructs to Cause High Molecular Weight Aggregates When Combined with TL1A

ATTO-1091 does not cause high molecular weight aggregates seen for benchmark anti-TL1A analog and associated with immunogenicity.

IL-23 is composed of two protein subunits, p19 and p40. The p40 subunit is shared with IL-12, a different cytokine with a critical role in immune defense that links innate and adaptive immunity. Depending on their recognized epitope, some anti-IL-23 antibodies inhibit both IL-23 and IL-12 (e.g., ustekinumab), whereas others are selective for IL-23 (e.g., risankizumab). Antibodies inhibiting both IL-23 and IL-12 report a higher rate of serious adverse events in clinical trials than antibodies inhibiting only IL-23. Additionally, ustekinumab shows lower efficacy in treating IBD than risankizumab. In our anti-IL-23 research, we prioritized ATTOBODIES that selectively inhibit only IL-23 and have no effect on the activity of IL-12 (Figure 37), a property that is preserved in the trispecific.

Figure 37: Anti-IL-23 ATTOBODY Selectively Inhibits IL-23

ATTO-1091 and anti-IL-23 monospecific ATTOBODY both selectively inhibit IL-23 without inhibiting IL-12, as well as retain potency between the monospecific and fully-loaded ATTO-1091.

High Potency of Each Arm Preserved in the Trispecific Format

One of the hallmark properties of the ATTOBODY platform is the generation of binders with high potency directly from discovery screening, without the need for affinity maturation. Further, preservation of properties of each arm in a multispecific molecule is critical to achieving the desired target product profile. As demonstrated in head-to-head studies depicted in Figure 37 above and Figure 38 below, each arm of ATTO-1091 shows potency of the target pathway inhibition that is on par or better than the currently available clinical benchmarks. Furthermore, potency is unaffected by the incorporation of the ATTOBODY arm into the trispecific or by the simultaneous binding of all three targets to all arms of ATTO-1091. We believe that the observed lack of interference between the different arms of ATTO-1091, combined with the high potency of each arm and expected significant overdosing of therapeutic versus each individual target are key to the ability to circumvent any target stoichiometry issues in patients.

Figure 38: Potency of ATTO-1091 in Blocking Target Pathways

Monospecific arms targeting TL1A and integrin a4ß7 demonstrated high in vitro potency that was retained in ATTO-1091 when all three arms were loaded, showing lack of interference between ATTOBODY arms.

Developability of ATTO-1091

We designed ATTO-1091 for ease of developability and manufacturability by testing the molecules in a series of assays that evaluate thermostability, hydrophobicity, polyspecificity, aggregation, concentratability and other properties. ATTO-1091 exhibited good developability properties, including manufacturing yields on par with those of a typical mAb, with concentratability that supports SC administration.

Preclinical PK of ATTO-1091

We aim to achieve infrequent dosing intervals with ATTO-1091, providing an important convenience benefit to patients. We assessed the PK of ATTO-1091 in a humanized Tg32 mouse model. Tg32 mice express human FcRn and have no adaptive immune system, enabling robust evaluation of the PK of Fc-based molecules, including those with mutations enabling longer half-lives. As shown in Figure 39 below, the time-concentration curve of ATTO-1091 administered IV showed much slower elimination kinetics, indicative of potential for extended dosing.

Figure 39: ATTO-1091 PK

Elimination Kinetics of ATTO-1091 in
Tg32 Humanized Mice
1,000,000
100,000
10,000
1,000
100
Serum Concentration (ng/mL)
0
500
1,000
1,500
Time (Hours)

ATTO-1091 demonstrated slow elimination kinetics in a mouse model, suggesting potential for infrequent dosing.

Preclinical Tolerability Profile of ATTO-1091

ATTO-1091 inhibits three distinct immune pathways, each of which has demonstrated a favorable safety profile in third-party clinical trials. As part of our design process, we carried out a dose range finding study in NHPs. There were no clinical safety observations and no histopathology findings in any of the animals in the study.

Preclinical Activity Assessment of Triple Inhibition in IBD

We tested the impact of inhibiting TL1A, IL-23 and integrin a4ß7 simultaneously and individually in a mouse model of dextran sulfate sodium (DSS)-induced colitis. While inhibition of each individual target reduced disease activity as measured by body weight loss and disease activity index, simultaneous inhibition of all three targets resulted in much deeper responses (Figure 40). This supports our hypothesis that triple inhibition of TL1A, IL-23 and integrin a4ß7 will result in deeper efficacy in a disease setting, compared to monospecific biologics.

Figure 40: Triple Blockade Efficacy in Chronic DSS-Induced Colitis Mouse Model

Triple antigen blockade achieves improved efficacy vs. monospecific blockade in a mouse model of chronic colitis

Further Development

GMP manufacturing process development and GLP toxicology studies for ATTO-1091 are ongoing. We expect to commence a randomized, placebo-controlled Phase 1 clinical trial for ATTO-1091 in    .

Our Discovery Programs

The ATTOBODY platform is a robust discovery engine that has generated several additional complex biologic programs. Currently, we are pursuing the next generation of ATTOBODY-based treatments, including a conditional “AND” gated bispecific tissue resident memory T cell survival blocker with broad applicability across immune mediated diseases, a conditional “AND” gated bispecific immune cell survival blocker, and a multi-alarmin blocker with planned development in respiratory disease.

License Agreements

Alamar Platform License Agreement

We are party to a license agreement with Alamar, originally executed on June 1, 2023, subsequently amended and restated on October 9, 2024 and again on April 22, 2025 (as amended, the Alamar Platform License Agreement). Under the License Agreement, Alamar granted us a worldwide, non-transferable, sublicensable license to use the antibody engineering platform developed by or on behalf of Alamar (the ATTOBODY Platform) within the therapeutic field (the Alamar License). The Alamar License allows us to identify new molecules or gene codes, research, develop, manufacture, and commercialize new or existing molecules or gene codes identified using the ATTOBODY Platform (Products), and to develop improvements to the ATTOBODY Platform. This license is exclusive in the therapeutic field with respect to Alamar patents and patent applications, and non-exclusive with respect to Alamar know-how.

In connection with the execution of the Alamar Platform License Agreement, on June 1, 2023, we issued 22,562,123 shares of our common stock to Alamar as consideration for the Alamar License. The Alamar Platform License Agreement requires us to pay Alamar up to $4.3 million per Product in aggregate milestone payments upon the completion of certain clinical and regulatory milestones. The Alamar Platform License Agreement also requires that we pay Alamar tiered royalties in low single digit percentages on net sales of Products on a Product-by-Product basis, subject to certain deductions, provided that if no valid claim covers a Product in a country, then the royalty percentage applicable to net sales in such country shall be reduced to percentages also in the low single digits.

We may terminate the Alamar Platform License Agreement for convenience following a notice period and either party may terminate the Alamar Platform License Agreement for bankruptcy or an uncured material breach. Alamar may also terminate the Alamar Platform License Agreement after a notice period if we challenge certain of its patent rights in the ATTOBODY Platform or Products. Upon the termination of the Alamar Platform License Agreement (other than a termination by Alamar for our bankruptcy), the licenses granted to Attovia by Alamar will expire, provided that we may continue to exploit Products, subject to ongoing compliance with the surviving provisions of the Alamar Platform License Agreement, including applicable milestone and royalty payments.

Intellectual Property

Intellectual property is of vital importance in our field and in biotechnology generally. We seek to protect and enhance proprietary technology, inventions, and improvements that are commercially important to the development of our business by seeking, maintaining, and defending patent rights, whether developed internally or licensed from third parties. We will also seek to rely on regulatory protection afforded through inclusion in expedited development and review, data exclusivity, market exclusivity and patent term extensions where available.

We have sought patent protection in the United States and internationally related to the proprietary programs and technologies that we believe are important to our business, including compositions of matter of our programs, their methods of use, related technologies, diagnostics, and other inventions and improvements that are central to our research and development efforts. In addition, we intend to seek additional patent protection which may enhance commercial success to the extent warranted by future developments.

As of May 31, 2026, our intellectual property portfolio contained owned and in-licensed cases and contains multiple pending U.S. and foreign national applications, including provisional and national applications pending in the United States, China, Europe and Japan. These patent applications are expected to expire, when granted after examination or filed as PCT and/or U.S. non-provisional applications, between 2041 and 2046, excluding any patent term adjustments or extensions.

ATTO-1310 Program (IL-31)

As of May 31, 2026, we own one patent family covering various aspects of ATTO-1310. U.S. Patent No. 12,509,510, has issued from this family having composition of matter claims specifically covering ATTO-1310. In addition, two U.S. nonprovisional and a Patent Cooperation Treaty (PCT) application are pending having claims directed to IL-31 binder polypeptides, consensus CDRs of the same, nucleic acids encoding the polypeptides, methods of making the polypeptides, and methods of using the polypeptides. Any patents issuing from this patent family are expected to expire in 2045, without taking into account any patent term adjustments, extensions or terminal disclaimers, and assuming payment of all appropriate maintenance fees.

ATTO-2306 Program (IL-31 x IL-13)

As of May 31, 2026, we own one patent family covering the IL-31 binder polypeptide of ATTO-2306. U.S. Patent No. 12,509,510, has issued from this family having composition of matter claims covering the IL-31 binder polypeptide of ATTO-2306. In addition, two U.S. nonprovisional and a Patent Cooperation Treaty (PCT) application are pending having claims directed to IL-31 binder polypeptides, nucleic acids encoding the polypeptides, methods of making the polypeptides, and methods of using the polypeptides. Any patents issuing from this patent family are expected to expire in 2045, without taking into account any patent term adjustments, extensions or terminal disclaimers, and assuming payment of all appropriate maintenance fees. We intend to file a second patent family soon covering the IL-31 x IL-13 polypeptide of ATTO-2306. If the second patent family is filed in 2026, any patents issuing from this patent family are expected to expire in 2047, without taking into account any patent term adjustments, extensions or terminal disclaimers, and assuming payment of all appropriate maintenance fees.

ATTO-1091 Program (TL1A x IL-23 x α4ß7)

As of May 31, 2026, we own four patent families covering various aspects of ATTO-1091. One family is directed to the TL1A binder polypeptide of ATTO-1091. Four U.S. provisional applications are pending having claims to the TL1A binder polypeptide of ATTO-1091, consensus CDRs of the same, nucleic acids encoding the polypeptides, methods of making the polypeptides, and methods of using the polypeptides. We also own a second patent family directed to the TL1A x a4ß7 binder polypeptides of ATTO-1091. Two U.S. provisional applications are pending having claims to the TL1A x a4ß7 binder polypeptides of ATTO-1091, nucleic acids encoding the polypeptides, methods of making the polypeptides, and methods of using the polypeptides. We also own a third patent family directed to IL-23p19 binder polypeptides, IL-23p19 x TL1A binder polypeptides, and IL-23p19 x a4ß7 binder polypeptides. Two U.S. provisional applications are pending having claims to the IL-23p19 binder polypeptides, IL-23p19 x TL1A binder polypeptides, IL-23p19 x a4ß7 binder polypeptides, nucleic acids encoding the polypeptides, methods of making the polypeptides, and methods of using the polypeptides. Finally, we own a fourth patent family directed to ATTO-1091 (TL1A x IL-23 x a4ß7). Two U.S. provisional applications are pending having claims to ATTO-1091, nucleic acids encoding ATTO-1091, methods of making ATTO-1091, and methods of using ATTO-1091. Any patents issuing from the patent families are expected to expire in 2046, without taking into account any patent term adjustments, extensions or terminal disclaimers, and assuming payment of all appropriate maintenance fees.

Platform Technology and Discovery Program

As of May 31, 2026, we have in-licensed one platform patent family to a co-binder comprising two binding moieties, wherein the binding moieties are connected by a linker, nucleic acids encoding the co-binder, methods of making the co-binder, and methods of using the co-binder. The patent family includes a U.S. application, a European application, a Chinese application, and a Japanese application. Any patents issuing from these applications, once granted, are expected to expire in 2041, without taking into account any potential patent term adjustment, terminal disclaimer or future extension.

We expect to file additional patent applications in support of current and future clinical candidates as well as new platform and core technologies.

Our commercial success will depend in part on obtaining and maintaining patent protection on our current and future product candidates and their related methods of use, as well as successfully defending any such patents against third-party challenges and operating without infringing on the proprietary rights of others. Our ability to stop third parties from making, using, selling, offering to sell or importing our product candidates will depend, in part, on the extent to which we have rights under valid and enforceable patents that cover these activities. The development of our therapeutic candidates is at a relatively early stage, and as a consequence, our patent portfolio is also at an early stage. We cannot be sure that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any patents that may be granted to us in the future will be commercially useful in protecting our product candidates, discovery programs and processes. For this and more comprehensive risks related to intellectual property, please see the section titled “Risk Factors—Risks Related to Intellectual Property.”

The terms of individual patents depend upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, including the United States, the patent term is 20 years from the earliest date of filing a non-provisional patent application. In the United States, a patent’s term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the USPTO in examining and granting a patent, or may be shortened if a patent is terminally disclaimed over an earlier filed patent. In the United States, the term of a patent that covers a drug approved by the U.S. Food and Drug Administration (FDA) may also be eligible for extension, which permits patent term restoration as compensation for the patent term lost during the FDA regulatory review process. The Hatch-Waxman Act permits a patent term extension of up to five years beyond the expiration of the patent. The length of the patent term extension is related to the length of time the subject drug candidate is under regulatory review. Patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent applicable to an approved drug may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. Similar provisions to extend the term of a patent that covers an approved drug are available in Europe and certain foreign jurisdictions. In the future, if and when our products receive FDA approval, we expect to apply for patent term extensions on patents covering those products. We plan to seek patent term extensions to any issued patents we may obtain in any jurisdiction where such patent term extensions are available, however there is no guarantee that the applicable authorities, including the FDA in the United States, will agree with our assessment that such extensions should be granted, and if granted, the length of such extensions. For more information regarding the risks related to intellectual property, see the section titled “Risk Factors—Risks Related to Intellectual Property.”

In most instances, we have submitted and expect to submit patent applications directly to the USPTO as provisional patent applications. Corresponding non-provisional patent applications and/or PCT applications must be filed not later than 12 months after the provisional application filing date. While we intend to timely file non-provisional patent applications and/or PCT applications relating to our provisional patent applications, we cannot predict whether any such patent applications will result in the issuance of patents that provide us with any competitive advantage.

We file U.S. non-provisional applications and PCT applications that claim the benefit of the priority date of earlier filed provisional applications, when applicable. The PCT system allows an international patent application to be filed within 12 months of the filing date of each provisional application, and to designate all of the PCT member states in which national patent applications can later be pursued based on the international patent application filed under the PCT. The PCT searching authority performs a patentability search and issues a non-binding patentability opinion which can be used to evaluate the chances of success for the national applications in foreign countries prior to having to incur the filing fees. Although a PCT application does not issue as a patent, it allows the applicant to seek protection in any of the member states through national-phase applications. Before the end of the period of approximately two and a half years from the first priority date of the patent application, separate patent applications can be pursued in any of the PCT member states either by direct national filing or, in some cases, by filing through a regional patent organization, such as the European Patent Office. The PCT system delays expenses, allows a limited evaluation of the chances of success for national/regional patent applications, and enables substantial savings where applications are abandoned within the first two and a half years of filing.

For all patent applications, we determine claiming strategy on a case-by-case basis. Advice of counsel and our business model and needs are always considered. We seek to file patents containing claims for protection of all useful applications of our proprietary technologies and any products, as well as all new applications and/or uses we discover for existing technologies and products, assuming these are strategically valuable. We continuously reassess the number and type of patent applications, as well as the pending and issued patent claims to pursue maximum coverage and value for our processes, and compositions, given existing patent office rules and regulations. Further, claims may be modified during patent prosecution to meet our intellectual property and business needs.

We recognize that the ability to obtain patent protection and the degree of such protection depends on a number of factors, including the extent of the prior art, the novelty and non-obviousness of the invention, and the ability to satisfy the enablement requirement of the patent laws. In addition, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted or further altered even after patent issuance. Consequently, we may not obtain or maintain adequate patent protection for any of our future product candidates or for our technology platform. We cannot predict whether the patent applications we are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient proprietary protection from competitors. Any patents that we hold may be challenged, circumvented or invalidated by third parties.

In addition to patent protection, we also rely on trademark registration, trade secrets, know how, other proprietary information and continuing technological innovation to develop and maintain our competitive position. We seek to protect and maintain the confidentiality of proprietary information to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. Although we take steps to protect our proprietary information and trade secrets, including through contractual means with our employees and consultants, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose our technology. Thus, we may not be able to meaningfully protect our trade secrets. It is our policy to require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information concerning our business or financial affairs developed or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. Our agreements with employees also provide that all inventions conceived by the employee in the course of employment with us or from the employee’s use of our confidential information are our exclusive property. However, such confidentiality agreements and invention assignment agreements can be breached and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our consultants, contractors or collaborators use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting trade secrets, know-how and inventions. For more information regarding the risks related to our intellectual property, see the section titled “Risk Factors—Risks Related to Intellectual Property.”

The patent positions of biotechnology and pharmaceutical companies like ours are generally uncertain and involve complex legal, scientific and factual questions. Our commercial success will also depend in part on not infringing upon the proprietary rights of third parties. Third-party patents could require us to alter our development or commercial strategies, or our products or processes, obtain licenses or cease certain activities. Our breach of any license agreements or our failure to obtain a license to proprietary rights required to develop or commercialize our future products may have a material adverse impact on us. If third parties prepare and file patent applications in the United States that also claim technology to which we have rights, we may have to participate in interference or derivation proceedings in the USPTO to determine priority of invention. For more information, see the section titled “Risk Factors—Risks Related to Intellectual Property.”

When available to expand market exclusivity, our strategy is to obtain or license additional intellectual property related to current or contemplated development platforms, core elements of technology and/or clinical candidates.

Government Regulation

Government authorities in the United States, at the federal, state and local level, and in other countries and jurisdictions, extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, post-approval monitoring and reporting, and import and export of pharmaceutical products. The processes for obtaining regulatory approvals in the United States and in foreign countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources.

FDA Review and Approval Process

In the United States, pharmaceutical products are subject to extensive regulation by the FDA. The Federal Food, Drug, and Cosmetic Act (FDC Act), the Public Health Service Act (PHS Act) and other federal and state statutes and regulations govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of pharmaceutical products. Biological products used for the prevention, treatment, or cure of a disease or condition of a human being are subject to regulation under the FDC Act, except the section of the FDC Act which governs the approval of New Drug Applications (NDAs). Biological products are approved for marketing under provisions of the PHS Act, via a Biologics License Application (BLA). However, the application process and requirements for approval of BLAs are very similar to those for NDAs. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as a clinical hold, FDA refusal to approve a pending BLA, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties, and criminal prosecution.

Biological product development for a new product or certain changes to an approved product in the United States typically involves laboratory and animal studies (referred to as preclinical studies), the submission to the FDA of an Investigational New Drug Application (IND), which must become effective before clinical testing may commence, and adequate and well-controlled clinical trials to establish the safety and effectiveness of the drug for each indication for which FDA approval is sought. Satisfaction of FDA pre-market approval requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity, and novelty of the product or disease.

Preclinical Studies

Preclinical studies include laboratory evaluation of product chemistry, formulation, and toxicity, as well as animal trials to assess the characteristics and potential safety and efficacy of the product. The conduct of the preclinical tests must comply with federal regulations and requirements, including good laboratory practices. The results of preclinical testing are submitted to the FDA as part of an IND along with other information, including information about product chemistry, manufacturing, and controls (CMC) and a proposed clinical trial protocol. Long-term preclinical tests, such as animal tests of reproductive toxicity and carcinogenicity, may continue after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to one or more proposed clinical trials and places the trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The FDA may impose a partial or full clinical hold. A partial clinical hold is a delay or suspension of fewer than all clinical trials subject to the IND, or certain parts of a clinical trial. Submission of an IND therefore may or may not result in FDA authorization to begin a clinical trial.

Clinical Trials

Clinical trials involve the administration of the investigational biologic to subjects including healthy volunteers or patients under the supervision of a qualified investigator. Clinical trials must be conducted: (i) in compliance with federal regulations; (ii) in compliance with good clinical practices (GCPs), which are standards meant to protect the rights and health of patients and to define the roles of clinical trial sponsors, administrators, and monitors; as well as (iii) under protocols detailing the objectives of the trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. Each protocol involving testing on U.S. patients and subsequent protocol amendments must be submitted to the FDA as part of the IND. While the IND is active, progress reports summarizing the results, if known, of the clinical trials and preclinical studies performed since the last progress report, among other information, must be submitted at least annually to the FDA, and written IND safety reports must be submitted to the FDA and investigators in certain circumstances.

The FDA may order the temporary, or permanent, discontinuation of a clinical trial at any time, or impose other sanctions, if it believes that the clinical trial either is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial patients. The study protocol and informed consent information for patients in clinical trials must also be submitted to institutional review boards (IRB) overseeing clinical sites, for approval. An IRB may also require the clinical trial at the site to be halted, either temporarily or permanently, for a variety of reasons, including failure to comply with the IRB’s requirements or if there is a finding that patients are exposed to an unacceptable health risk, or may impose other conditions. Some studies also include oversight by an independent group of qualified experts organized by the clinical trial sponsor, which may be known as a data safety monitoring board. This group receives and reviews data from the clinical trial on an ongoing basis and may recommend continuation of the clinical trial as planned, changes in clinical trial conduct, or cessation of the clinical trial at designated check points based on such data.

A sponsor who wishes to conduct a clinical trial outside of the United States may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. If a foreign clinical trial is not conducted under an IND, the sponsor may submit data from the clinical trial to the FDA in support of a BLA. The FDA will accept a well-designed and well-conducted foreign clinical trial not conducted under an IND if the clinical trial was conducted in accordance with GCPs and the FDA is able to validate the data through an onsite inspection if deemed necessary.

Clinical trials to support BLAs for marketing approval are typically conducted in three sequential phases, but the phases may be combined or overlap. In Phase 1, the initial introduction of the biologic into healthy volunteers or patients, the drug is tested to assess safety, dosage tolerance, metabolism, pharmacokinetics, pharmacological actions, side effects associated with drug exposure, and, if possible, early evidence on effectiveness. Phase 2 usually involves trials in a limited patient population to determine the effectiveness of the biologic for a particular indication, determine optimal dose and regimen, and to identify common adverse effects and safety risks. If a biologic demonstrates evidence of effectiveness and an acceptable safety profile in Phase 2 evaluations, Phase 3 trials are undertaken to obtain additional information about clinical efficacy and safety in a larger number of patients, typically at geographically dispersed clinical trial sites, to permit the FDA to evaluate the overall benefit-risk relationship of the biologic and to provide adequate information for the labeling of the product.

In many cases, particularly for prevalent diseases, the FDA requires two adequate and well-controlled Phase 3 clinical trials to demonstrate the safety, purity and potency, including clinical effectiveness, of the biologic. A single adequate and well-controlled Phase 3 clinical trial may be sufficient in many other instances, particularly for rare disease therapies, when in conjunction with confirmatory evidence. A single adequate and well-controlled trial may also be sufficient, though it is less common, when the trial is a large, multicenter trial demonstrating internal consistency and a statistically very persuasive finding of a clinically meaningful effect on mortality, irreversible morbidity or prevention of a disease with a potentially serious outcome and confirmation of the result in a second trial would be practically or ethically impossible. Approval on the basis of a single adequate and well-controlled trial may be subject to the requirement of additional post-approval studies, sometimes referred to as Phase 4 studies.

The manufacturer of an investigational product in a Phase 2 or Phase 3 clinical trial for a serious or life-threatening disease is required to make available, such as by posting on its website, its policy on evaluating and responding to requests for expanded access to such investigational drug.

Concurrent with clinical trials, companies may complete additional preclinical studies and also must develop additional information about the chemistry and physical characteristics of the drug or biologic as well as finalize a process for manufacturing the product in commercial quantities in accordance with current Good Manufacturing Practice (cGMP) requirements. The manufacturing process must be capable of consistently producing quality batches of the product and, among other things, companies must develop methods for testing the identity, strength, quality, potency, and purity of the final product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the investigational medicines do not undergo unacceptable deterioration over their shelf life.

FDA Review Process

Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, a BLA is prepared and submitted to the FDA. FDA approval of the BLA is required before marketing and distribution of the product may begin in the United States. The BLA must include the results of all preclinical, clinical, and other testing and a compilation of data relating to the product’s pharmacology and CMC. The cost of preparing and submitting a BLA is substantial. The submission of most BLAs is additionally subject to a substantial application user fee. Under an approved BLA, the applicant is also subject to an annual program fee. These fees typically increase annually. A BLA for a biologic that has been designated as an orphan drug is not subject to an application fee, unless the BLA includes an indication for other than a rare disease or condition.

The FDA has 60 days from its receipt of a BLA to conduct a preliminary review and determine whether the application will be filed based on the agency’s threshold determination that it is sufficiently complete to permit substantive review. If the FDA determines the application is incomplete because it does not on its face contain required information, the FDA may refuse to file the application and request additional information rather than file a BLA. In this event, the BLA must be resubmitted with the additional information. The resubmitted application also is subject to preliminary review before the FDA files it. Once the submission is filed, the FDA begins an in-depth review. The FDA has agreed to certain performance goals in the review of BLAs. Most applications are classified as Standard Review products that have a goal of being reviewed within ten months of the date the FDA files the BLA; applications classified as Priority Review have a goal of being reviewed within six months of the date the FDA files the BLA. A BLA can be classified for Priority Review when the FDA determines the biologic product candidate has the potential to treat a serious or life-threatening condition and, if approved, would be a significant improvement in safety or effectiveness compared to available therapies. The review process for both standard and priority reviews may be extended by the FDA for three or more additional months to consider information the FDA considers to be a major amendment to the BLA.

The FDA may also refer applications for novel biologic products, as well as biologic products that present difficult questions of safety or efficacy, to an advisory committee—typically a panel that includes clinicians and other experts—for review, evaluation, and a recommendation as to whether the BLA should be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations.

Before approving a BLA, the FDA will typically inspect one or more clinical sites to assure compliance with GCPs. Additionally, the FDA will generally inspect the facility or the facilities at which the biologic product is manufactured. The FDA will not approve the product unless compliance with cGMP is satisfactory and adequate to assure consistent production of the product within required specifications, and the BLA contains data that provide substantial evidence that the biologic is safe, pure, potent and effective in the claimed indication.

After the FDA evaluates the BLA and completes any clinical and manufacturing site inspections, it issues either an approval letter or a complete response letter. A complete response letter generally outlines the deficiencies in the BLA and may require substantial additional testing, or information, in order for the FDA to reconsider the BLA for approval. If, or when, those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the BLA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included. Even if such data and information are submitted, the FDA may decide that the BLA does not satisfy the criteria for approval.

An approval letter authorizes commercial marketing and distribution of the biologic with specific prescribing information for specific indications. As a condition of BLA approval, the FDA may require a risk evaluation and mitigation strategy (REMS) to help ensure that the benefits of the biologic outweigh the potential risks. REMS can include medication guides, communication plans for healthcare professionals, and elements to assure safe use (ETASU). ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries. The requirement for a REMS can materially affect the potential market and profitability of the product. Moreover, the FDA may require substantial post-approval testing, sometimes referred to as Phase 4 testing, and surveillance to monitor the product’s safety or efficacy.

Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained, or problems are identified following initial marketing. Changes to some of the conditions established in an approved BLA, including changes in indications, labeling, or manufacturing processes or facilities, require submission and FDA approval of a new BLA or BLA supplement before the change can be implemented. A BLA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses the same procedures and actions in reviewing BLA supplements as it does in reviewing BLAs.

Disclosure of Clinical Trial Information

Sponsors of clinical trials of FDA-regulated products, including biologics, are required to register and disclose certain clinical trial information on ClinicalTrials.gov. Information related to the product, patient population, phase of investigation, study sites and investigators, and other aspects of the clinical trial is then made public as part of the registration. Sponsors are also obligated to discuss the results of their clinical trials after completion. Disclosure of the results of these trials can be delayed in certain circumstances for up to two years after the date of completion of the trial. Competitors may use this publicly available information to gain knowledge regarding the progress of development programs.

Additional Controls for Biologics

To help reduce the increased risk of the introduction of adventitious agents, the PHS Act emphasizes the importance of manufacturing controls for products whose attributes cannot be precisely defined. The PHS Act also provides authority to the FDA to immediately suspend biologics licenses in situations where there exists a danger to public health, to prepare or procure products in the event of shortages and critical public health needs, and to authorize the creation and enforcement of regulations to prevent the introduction or spread of communicable diseases within the United States.

After a BLA is approved, the product may also be subject to official lot release as a condition of approval. As part of the manufacturing process, the manufacturer is required to perform certain tests on each lot of the product before it is released for distribution. If the product is subject to official release by the FDA, the manufacturer submits samples of each lot of product to the FDA together with a release protocol showing a summary of the lot manufacturing history and the results of all of the manufacturer’s tests performed on the lot. The FDA may also perform certain confirmatory tests on lots of some products, such as viral vaccines, before allowing the manufacturer to release the lots for distribution. In addition, the FDA conducts laboratory research related to the regulatory standards on the safety, purity, potency, and effectiveness of biological products. As with drugs, after approval of a BLA, biologics manufacturers must address any safety issues that arise, are subject to recalls or a halt in manufacturing, and are subject to periodic inspection after approval.

U.S. Patent Term Restoration, Marketing Exclusivity, and Biosimilars

Depending upon the timing, duration, and specifics of FDA approval of our product candidates, some of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984 (the Hatch-Waxman Amendments). The Hatch-Waxman Amendments provide for a patent term extension of up to five years as compensation for patent term lost during the FDA regulatory review process. Patent term extension, however, cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term extension period is generally one half the time between the effective date of an IND and the submission date of a BLA, plus the time between the submission date of a BLA and the approval of that application, up to five years. If the patent selected for extension was issued during the development of or review period, the calculation begins from the date of patent issuance. The review period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved drug is eligible for such an extension, only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended, and the application for the extension must be submitted prior to the expiration of the patent. Such application must be submitted within 60 days of approval. The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration.

The Biologics Price Competition and Innovation Act of 2009 (BPCIA) created an abbreviated approval pathway for biological products shown to be highly similar to or interchangeable with an FDA-licensed reference biological product. Biosimilarity sufficient to reference a prior FDA-approved product requires that there be no differences in conditions of use, route of administration, dosage form, and strength, and no clinically meaningful differences between the biological product and the reference product in terms of safety, purity, and potency. Biosimilarity may be shown through analytical studies, an assessment of toxicity, and a clinical trial or trials, unless the Secretary of Health and Human Services waives a required element. A biosimilar product may be deemed interchangeable with a previously approved product if it meets the higher hurdle of demonstrating that it can be expected to produce the same clinical results as the reference product and, for products administered multiple times, the biologic and the reference biologic may be switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic. Under most state laws, interchangeable products may be used in place of the reference biological product.

A reference biologic is granted 12 years of exclusivity from the time of first licensure, or BLA approval, of the reference product, and no application for a biosimilar referencing the reference product can be submitted for four years from the date of first licensure of the reference product. “First licensure” typically means the initial date the particular product at issue was licensed in the United States. Date of first licensure does not include the date of licensure of (and a new period of exclusivity is not available for) a biological product if the licensure is for a supplement for the biological product or for a subsequent application by the same sponsor or manufacturer of the biological product (or licensor, predecessor in interest, or other related entity) for a change (not including a modification to the structure of the biological product) that results in a new indication, route of administration, dosing schedule, dosage form, delivery system, delivery device or strength, or for a modification to the structure of the biological product that does not result in a change in safety, purity or potency. The first biologic product submitted under the biosimilar abbreviated approval pathway that is determined to be interchangeable with the reference product has exclusivity against the approval of other interchangeable biologics for the lesser of (i) one year after first commercial marketing of the first interchangeable biosimilar, (ii) 18 months after the first interchangeable biosimilar is approved if there is no patent challenge, (iii) 18 months after resolution of a lawsuit against the applicant that submitted the application for the first approved interchangeable biosimilar biological product over the patents of the reference biologic, or (iv) 42 months after the first interchangeable biosimilar’s application has been approved if a patent lawsuit is ongoing within the 42-month period.

Pediatric Information

Under the Pediatric Research Equity Act (PREA), BLAs or supplements to BLAs must contain data to assess the safety and effectiveness of the biological product candidate for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the biological product is safe and effective. The FDA may grant full or partial waivers or deferrals for submission of data. Unless otherwise required by law or regulation, PREA does not apply to any biological product for an indication for which orphan designation has been granted. However, if only one indication for a product has orphan designation, a pediatric assessment may still be required for any applications to market that same product for the non-orphan indication(s).

The Best Pharmaceuticals for Children Act (BPCA) provides a six-month extension of non-patent exclusivity for a biologic if certain conditions are met. Conditions for exclusivity include the FDA’s determination that information relating to the use of a new biologic in the pediatric population may produce health benefits in that population, the FDA making a written request for pediatric studies, and the applicant agreeing to perform, and reporting on, the requested studies within the statutory time frame. Applications under the BPCA are treated as priority applications, with all of the benefits that designation confers.

Post-Approval Requirements

Once a BLA is approved, a product will be subject to certain post-approval requirements. For instance, the FDA closely regulates the post-approval marketing and promotion of biologics, including standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities and promotional activities involving the internet. Biologics may be marketed only for the approved indications and in accordance with the provisions of the approved labeling.

The FDA strictly regulates marketing, labeling, advertising and promotion of biologics that are placed on the market. Advertising and promotion of biologics must be in compliance with the FDC Act and its implementing regulations and only for the approved indications and in a manner consistent with the approved labeling. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability, including investigation by federal and state authorities.

Adverse event reporting and submission of periodic reports is required following FDA approval of a BLA. The FDA also may require post-marketing testing, or Phase 4 testing, REMS, and surveillance to monitor the effects of an approved product, or the FDA may place conditions on an approval that could restrict the distribution or use of the product. In addition, quality control, biological product manufacture, packaging, and labeling procedures must continue to conform to cGMP after approval. Biologic manufacturers and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies. Registration with the FDA subjects entities to periodic unannounced inspections by the FDA, during which the agency inspects a biologic product’s manufacturing facilities to assess compliance with cGMP. Accordingly, manufacturers must continue to expend time, money, and effort in the areas of production and quality-control to maintain compliance with cGMP. Regulatory authorities may withdraw product approvals or request product recalls if a company fails to comply with regulatory standards, if it encounters problems following initial marketing, or if previously unrecognized problems are subsequently discovered.

Other potential consequences include, among other things:

•	Form 483s, restrictions on the manufacturing of the product, product recalls or withdrawal of the product from the market;

•	warning or untitled letters or holds on clinical trials;

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refusal of the FDA or comparable foreign regulatory authorities to accept new marketing applications or approve pending applications or supplements to approved applications, or suspension or revocation of product approvals;

•	product seizure or detention, or refusal to permit the import or export of products;

•	consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs;

•	mandated modification of promotional materials and labeling and the issuance of corrective information;

•	the issuance of safety alerts, Dear Healthcare Provider letters, press releases and other communications containing warnings or other safety information about the product; or

•	injunctions or the imposition of fines or civil or criminal penalties.

Regulation Outside of the United States

In addition to regulations in the United States, we are also subject to a variety of regulations in other jurisdictions governing clinical studies, commercial sales, and distribution of our products. Most countries outside of the United States require that clinical trial applications be submitted to and approved by the local regulatory authority for each clinical study.

In Canada, for example, the manufacture and sale of new drugs are controlled by Health Canada. New drugs must pass through a number of testing stages, including preclinical testing and human clinical trials. Preclinical testing involves testing the new drug’s chemistry, pharmacology and toxicology in vitro and in vivo. Successful results (that is, potentially valuable pharmacological activity combined with an acceptable low level of toxicity) enable the developer of the new drug to file a clinical trial application to begin clinical trials involving humans.

To study a drug in Canadian patients, a clinical trial application submission must be filed with Health Canada. The clinical trial application submission must contain specified information, including the results of the preclinical tests completed at the time of the submission and any available information regarding use of the drug in humans. In addition, since the method of manufacture may affect the efficacy and safety of a new drug, information on manufacturing methods and standards and the stability of the drug substance and dosage form must be presented. Production methods and quality control procedures must be in place to ensure an acceptably pure product, essentially free of contamination, and to ensure uniformity with respect to all quality aspects.

In addition, all federally regulated trials must be approved and monitored by an independent committee of doctors, scientists, advocates and others to ensure safety and ethical standards, IRBs or Ethics Review Boards (ERBs). The review boards study and approve all study-related documents before a clinical trial begins and also carefully monitor data to detect benefit or harm, and validity of results.

Provided Health Canada does not reject a clinical trial application submission and IRB or ERB approval has been obtained, clinical trials can begin. Clinical trials for product candidates in Canada, as in the United States, are generally carried out in three phases. Phase 1 involves studies to evaluate toxicity and ideal dose levels in healthy humans. The new drug is administered to human patients who have met the clinical trial entry criteria to determine pharmacokinetics, human tolerance and prevalence of any adverse side effects. Phases 2 and 3 involve therapeutic studies. In Phase 2, efficacy, dosage, side effects and safety are established in a small number of patients who have the disease or disorder that the new drug is intended to treat. In Phase 3, there are controlled clinical trials in which the new drug is administered to a large number of patients who are likely to receive benefit from the new drug. In Phase 3, the effectiveness of the new drug in patients is compared to that of standard accepted methods of treatment in order to provide sufficient data for the statistical proof of safety and efficacy for the new drug.

If clinical studies establish that a new drug has value, the manufacturer submits a new drug submission application to Health Canada for marketing approval. The new drug submission contains all known information about the new drug, including the results of preclinical testing and clinical trials. Information about a substance contained in new drug submission includes its proper name, its chemical name, and details on its method of manufacturing and purification, and its biological, pharmacological and toxicological properties. The new drug submission also provides information about the dosage form of the new drug, including a quantitative listing of all ingredients used in its formulation, its method of manufacture, manufacturing facility information, packaging and labeling, the results of stability tests, and its diagnostic or therapeutic claims and side effects, as well as details of the clinical trials to support the safety and efficacy of the new drug. Furthermore, for biological products, an on-site evaluation is completed to assess the production process and manufacturing facility. It is required prior to the issuance of a notice of compliance. All aspects of the new drug submission are critically reviewed by Health Canada. If a new drug submission is found satisfactory, a notice of compliance is issued permitting the new drug to be sold for the approved use. In Canada, an establishment license must be obtained prior to marketing the product.

Health Canada has a policy of priority evaluation of new drug submissions for all drugs intended for serious or life-threatening diseases for which no drug product has received regulatory approval in Canada and for which there is reasonable scientific evidence to indicate that the proposed new drug is safe and may provide effective treatment.

An exception to the foregoing requirements relating to the manufacture and sale of a new drug is the limited authorization that may be available in respect of the sale of new drugs for emergency treatment. Under the special access program, Health Canada may authorize the sale of a quantity of a new drug for human use to a specific practitioner for the emergency treatment of a patient under the practitioner’s care. Prior to authorization, the practitioner must supply Health Canada with information concerning the medical emergency for which the new drug is required, such data as is in the possession of the practitioner with respect to the use, safety and efficacy of the new drug, the names of the institutions at which the new drug is to be used and such other information as may be requested by Health Canada. In addition, the practitioner must agree to report to both the drug manufacturer and Health Canada the results of the new drug’s use in the medical emergency, including information concerning adverse reactions, and must account to Health Canada for all quantities of the new drug made available.

The Canadian regulatory approval requirements for new drugs outlined above are similar to those of other major pharmaceutical markets. While the testing carried out in Canada is often acceptable for the purposes of regulatory submissions in other countries, individual regulatory authorities may request supplementary testing during their assessment of any submission. Therefore, the clinical testing conducted under Health Canada authorization or the approval of regulatory authorities of other countries may not be accepted by regulatory authorities outside Canada or other countries.

The monitoring of a new drug does not cease once it is on the market. For example, a manufacturer of a new drug must report any new information received concerning serious side effects, as well as the failure of the new drug to produce desired effects. If Health Canada determines it to be in the interest of public health, a notice of compliance for a new drug may be suspended and the new drug may be removed from the market.

A post surveillance program involves clinical trials conducted after a drug is marketed (referred to as Phase 4 studies in the United States) and is an important source of information on as yet undetected adverse outcomes, especially in populations that may not have been involved in the premarketing trials (e.g., children, the elderly, pregnant women) and the drug’s long-term morbidity and mortality profile. Regulatory authorities may require companies to conduct Phase 4 studies as a condition of market approval. Companies often conduct post-marketing studies in the absence of a regulatory mandate.

Healthcare Laws and Regulations

Sales of pharmaceutical products and related activities, such as arrangements with investigators, healthcare professionals, consultants, third-party payors, patient organizations and customers, are subject to fraud and abuse and other healthcare laws and regulation, which are enforced by the federal government and the states and foreign governments in which the business is conducted. Applicable healthcare laws and regulations that may affect a company’s ability to operate if and when marketing approval is granted for a product candidate include the following:

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the federal Anti-Kickback Statute, which prohibits, among other things, individuals and entities from knowingly and willfully soliciting, receiving, offering or providing remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order, or recommendation of, any good or service for which payment may be made, in whole or in part, under a federal or state healthcare program, such as Medicare or Medicaid. The term “remuneration” has been broadly interpreted to include anything of value. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. Rather, if “one purpose” of the remuneration is to induce referrals, the federal Anti-Kickback Statute is violated. Violations are subject to civil and criminal fines and penalties for each violation, plus up to three times the remuneration involved, imprisonment, and exclusion from federal programs;

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the federal criminal and civil false claims and civil monetary penalties laws, including the federal False Claims Act (FCA), which can be enforced through civil whistleblower or “qui tam” actions against individuals or entities, and prohibits, among other things, knowingly presenting, or causing to be presented to the federal government claims for payment that are false or fraudulent, knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim, or from knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. In addition, certain marketing practices, including off-label promotion, may also violate false claims laws. Moreover, the government may assert that a claim including items and services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery;

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the Health Insurance Portability and Accountability Act (HIPAA), which prohibits, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of payor (e.g., public or private), or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (HITECH) and their respective implementing regulations, which impose obligations on certain covered healthcare providers, health plans, and healthcare clearinghouses, as well as their respective business associates and subcontractors that perform certain services involving the storage, use or disclosure of individually identifiable health information for or on behalf of a covered entity and their business associates, including mandatory contractual terms, with respect to safeguarding the privacy, security, and transmission of individually identifiable health information, and require notification to affected individuals and regulatory authorities of certain breaches of security of individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce HIPAA and seek attorneys’ fees and costs associated with pursuing federal civil actions;

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even when HIPAA/HITECH do not apply, according to the Federal Trade Commission (FTC), failing to take appropriate steps to keep consumers’ personal information secure constitutes unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act, 15 U.S.C. § 45(a). The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business and the cost of available tools to improve security and reduce vulnerabilities. Individually identifiable information is considered sensitive data that merits stronger safeguards;

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the federal Physician Payments Sunshine Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with certain exceptions, to report annually to the Centers for

Medicare & Medicaid Services (CMS) information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain other health care professionals (such as physician assistants, nurse practitioners, clinical nurse specialists, anesthesiologist assistants, certified registered nurse anesthetists and certain nurse midwives) and teaching hospitals, as well as ownership and investment interests held by the physicians described above and their immediate family members, with the information made publicly available on a searchable website;

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the Foreign Corrupt Practices Act (FCPA), which prohibits U.S. businesses and their representatives from offering to pay, paying, promising to pay or authorizing the payment of money or anything of value to a foreign official in order to influence any act or decision of the foreign official in his or her official capacity or to secure any other improper advantage in order to obtain or retain business;

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analogous state laws and regulations, such as state anti-kickback and false claims laws, that may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed under Medicaid and other state programs, or in several states, apply regardless of payor, including private insurers and cash-pay patients;

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state laws that require the registration of manufacturers and wholesale distributors of drug and biological products who ship into a state, including in certain states that require registration even if such manufacturers or distributors have no place of business within the state. Some states also impose requirements on manufacturers and distributors to establish the pedigree of product in the chain of distribution, including some states that require manufacturers and others to adopt new technology capable of tracking and tracing product as it moves through the distribution chain; and

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certain state laws that require pharmaceutical and biotechnology companies to obtain regulatory licenses to manufacture or distribute products commercially, establish marketing compliance programs and comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring drug manufacturers to report information related to payments to physicians and other healthcare providers or marketing expenditures and drug pricing information, and state and local laws that require the registration of pharmaceutical sales representatives, as well as prohibit pharmacies and other healthcare entities from providing certain physician prescribing data to pharmaceutical and biotechnology companies for use in sales and marketing, and to prohibit certain other sales and marketing practices.

Additionally, we are subject to state and foreign laws governing the collection, use, access to, confidentiality, privacy and security of health-related and other personal information, many of which differ from each other in significant ways and often are not preempted by HIPAA. Violations of any such requirements, may result in significant penalties, including civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, the curtailment or restructuring of operations, loss of eligibility to obtain approvals from the FDA, exclusion from participation in government contracting, healthcare reimbursement or other government programs, including Medicare and Medicaid, integrity oversight and reporting obligations, or reputational harm. Additionally, to the extent that pharmaceutical products are sold in a foreign country, they may be subject to similar foreign laws.

Pharmaceutical Coverage, Pricing and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which we obtain regulatory approval. In the United States and markets in other countries, sales of any products for which we receive regulatory approval for commercial sale will depend, in part, on the extent to which third-party payors provide coverage, and establish adequate reimbursement levels for such products. In the United States, third-party payors include federal and state healthcare programs, government authorities, private managed care providers, private health insurers and other organizations, where there is no uniform policy for coverage and reimbursement and can differ significantly from payor to payor.

Third-party payors are increasingly challenging the price, examining the medical necessity and reviewing the cost-effectiveness of medical drug products and medical services, in addition to questioning their safety and efficacy. Such payors may limit coverage to specific drug products on an approved list, also known as a formulary, which might not include all of the FDA-approved drugs for a particular indication. Companies may need to conduct expensive pharmaco-economic studies in order to demonstrate the medical necessity and cost-effectiveness of their products, in addition to the costs required to obtain the FDA approvals. Nonetheless, a product candidate may not be considered medically necessary or cost-effective. Moreover, the process for determining whether a third-party payor will provide coverage for a drug product may be separate from the process for setting the price of a drug product or for establishing the reimbursement rate that such a payor will pay for the drug product. A payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a drug product does not assure that other payors will also provide coverage for the drug product. Adequate third-party reimbursement may not be available to enable a company to maintain price levels sufficient to realize an appropriate return on its investment in product development.

The marketability of any product candidates for which regulatory approval is granted for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. In addition, emphasis on managed care in the United States has increased and could increase the pressure on pharmaceutical pricing. Moreover, there have been increasing efforts by governmental and third-party payors in the United States and abroad to cap or reduce healthcare costs. For example, the U.S. Department of Health and Human Services (HHS) imposes rebates on many Medicare Part B and Medicare Part D products to penalize price increases that outpace inflation on an annual basis. In addition, HHS has been empowered to negotiate the price of certain single-source biologics that have been on the market for at least 11 years covered under Medicare as part of the Medicare Drug Price Negotiation Program. Each year, up to 20 products will be selected by HHS for the Medicare Drug Price Negotiation Program. Products subject to the Medicare Drug Price Negotiation Program are expected to experience a significant reduction in reimbursement from the Medicare program on a per unit basis. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which regulatory approval is granted, less favorable coverage policies and reimbursement rates may be implemented in the future.

Healthcare Reform

The United States and many foreign jurisdictions have enacted or proposed legislative and regulatory changes affecting the healthcare system. The United States government, state legislatures and foreign governments also have shown significant interest in implementing cost-containment programs to limit the growth of government-paid healthcare costs, including price controls, restrictions on reimbursement, and requirements for substitution of generic products for branded prescription drugs and biologics. In recent years, Congress has considered reductions in Medicare reimbursement levels for drugs and biologics administered by physicians. CMS, the agency that administers the Medicare and Medicaid programs, also has authority to revise reimbursement rates and to implement coverage restrictions for some drugs and biologics. Cost reduction initiatives and changes in coverage implemented through legislation or regulation could decrease utilization of and reimbursement for any approved products. While Medicare regulations apply only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates. Therefore, any reduction in reimbursement that results from federal legislation or regulation may result in a similar reduction in payments from private payors.

On July 4, 2025, the One Big Beautiful Bill Act (the OBBBA) was signed into law that narrowed access to marketplace exchanges created under the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, the ACA) and declined to extend the ACA enhanced advanced premium tax credits that expired at the end of 2025, which, among other provisions in the law, are anticipated to reduce the number of Americans with health insurance. The OBBBA also is expected to reduce Medicaid spending and enrollment by implementing work requirements for some beneficiaries, capping state-directed payments, reducing federal funding and limiting provider taxes used to fund the program. Congress is also considering proposed legislation intended to further reduce healthcare costs with alternatives to replace the expired ACA subsidies. The current administration has announced agreements with several pharmaceutical companies that require the drug manufacturers to offer, through a direct to consumer platform (TrumpRx) U.S. patients and Medicaid programs prescription drug Most-Favored Nation (MFN) pricing equal to or lower than those paid in other developed nations, with additional mandates for direct-to-patient discounts and repatriation of foreign revenues. Other examples include: (1) reducing agency workforces; (2) directing HHS and other agencies to lower prescription drug costs through a variety of initiatives, including by improving upon the Medicare Drug Price Negotiation Program and establishing MFN pricing for pharmaceutical products; (3) imposing tariffs on certain imported pharmaceutical products; and (4) as part of the Make America Healthy Again (MAHA) Commission’s Strategy Report released in September 2025, working across government agencies to increase enforcement on direct-to-consumer pharmaceutical advertising. Additionally, the current administration recently called on Congress to enact “The Great Healthcare Plan,” to codify and expand MFN pricing, lower government subsidies to private insurance companies, increase healthcare price transparency, expand pharmaceutical drugs available for over-the-counter purchase, and enact restrictions on pharmacy benefit manager, or PBM, payment methodologies, among others. Further on December 8, 2023, the National Institute of Standards and Technology published for comment a Draft Interagency Guidance Framework for Considering the Exercise of March-In Rights which for the first time includes the price of a product as one factor an agency can use when deciding to exercise march-in rights. While march-in rights have not previously been exercised, it is uncertain if that will continue under the new framework.

At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access, and marketing cost disclosure and transparency measures, and in some cases, designed to encourage importation from other countries and bulk purchasing.

General legislative cost control measures may also affect reimbursement for product candidates. The Budget Control Act, as amended, resulted in the imposition of reductions in Medicare (but not Medicaid) payments to providers in 2013 that remain in effect through 2032 unless additional Congressional action is taken. Further, in its June 2024 decision in Loper Bright Enterprises v. Raimondo, the U.S. Supreme Court overturned the longstanding Chevron doctrine, under which courts were required to give deference to regulatory agencies’ reasonable interpretations of ambiguous federal statutes. The Loper Bright decision could result in additional legal challenges to current regulations and guidance issued by federal agencies applicable to our operations, including those issued by the FDA. Additional federal, state, and foreign healthcare reform measures may be adopted in the future, particularly given the recent change of administration, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in limited coverage and reimbursement and reduced demand for pharmaceutical products or additional pricing pressures.

Employees and Human Capital Resources

As of March 31, 2026, we had 45 employees, 45 of whom were full-time and     of whom were engaged in research and development activities.      percent of our employees hold Ph.D. or M.D. or other advanced degrees. None of our employees are represented by a labor union or covered under a collective bargaining agreement. We consider our relationship with our employees to be good.

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and new employees, advisors and consultants. It is important that we not only attract and retain the best and brightest diverse talent, but also ensure they remain engaged and can thrive in an environment that is committed to helping them grow, succeed and contribute directly to achieving our purpose. The principal purposes of our equity and cash incentive plans are to attract, retain and reward personnel through the granting of stock-based and cash-based compensation awards, in order to increase the success of our Company by motivating such individuals to perform to the best of their abilities and achieve our objectives. We also strive to foster career growth and internal mobility by providing a broad range of training, mentoring and other development opportunities.

Manufacturing

We oversee and manage third party contract manufacturing organizations (CMOs) to support development and manufacture of product candidates for our clinical trials. We expect our strategy to use CMOs will enable us to maintain a more efficient infrastructure, avoiding the necessity to acquire our own manufacturing facility and equipment, while simultaneously enabling us to focus our expertise on the clinical development and the potential future commercialization of our products. Currently, we rely on and have agreements with multiple third-party CMOs to manufacture and supply active pharmaceutical ingredient (API) and drug product (DP) for our clinical trials. In the event we advance any of our drug candidates to Phase 3 clinical trials, we anticipate the need to enter into a manufacture and supply agreement with, and transfer API and DP manufacture to, one or more larger third-party CMOs with whom we would also likely enter into commercial supply agreements with prior to any potential regulatory approval if any of our drug candidates are commercialized. The DP for our drug candidates is manufactured via conventional pharmaceutical processing procedures, employing commonly-used and commercially available excipients and packaging materials. The process, equipment and methods employed for manufacture and analysis are consistent with standard biologics synthesis or pharmaceutical production, and are transferable to a range of manufacturing facilities, if needed.

Competition

We face substantial competition from multiple sources, including large and specialty pharmaceutical and biotechnology companies, academic research institutions and governmental agencies and public and private research institutions. Our competitors compete with us on the level of the technologies employed, or on the level of development of product candidates. In addition, many small biotechnology companies have formed collaborations with large, established companies to obtain support for their research, development and commercialization of products or combine several treatment approaches to develop longer lasting or more efficacious treatments that may potentially directly compete with our current or future product candidates. We anticipate that we will continue to face increasing competition as new therapies and combinations thereof, technologies, and data emerge for the treatment of chronic pruritic (itch) and/or inflammatory diseases such as CPUO, CP, UP and AD.

Our current product candidates, initially under development for treatment of chronic pruritic (itch) and/or inflammatory diseases such as CPUO, CP, UP and AD, if approved, would face competition from approved treatments, some of which have achieved commercial success. To compete successfully, we need to differentiate our product candidates from these currently marketed drugs, meaning that we will have to demonstrate that the relative cost, method of administration, safety, tolerability or efficacy of our product candidates provides a better alternative to existing and new therapies. Our commercial opportunity and likelihood of success will be reduced or eliminated if our product candidates, if approved, are not ultimately demonstrated to be safer, more effective, more conveniently administered, or less expensive than the current standards of care. Furthermore, even if our product candidates are able to achieve these attributes, acceptance of our products, if approved, may be inhibited by the reluctance of physicians to switch from existing therapies to our products, or if physicians choose to reserve our products for use in limited circumstances.

In addition to the current standard of care treatments for patients with chronic pruritic (itch) diseases such as CPUO, CP, UP and AD, numerous commercial and academic preclinical studies and clinical trials are being undertaken by other parties to assess novel technologies and product candidates in our disease areas of focus.

Many of our competitors, either alone or in combination with their respective strategic partners, have significantly greater financial resources and expertise in research and development, manufacturing, the regulatory approval process, and marketing than we do. Mergers and acquisition activity in the pharmaceutical, biopharmaceutical and biotechnology sector is likely to result in greater resource concentration among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through sizeable collaborative arrangements with established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

Our commercial opportunity could be reduced or eliminated if one or more of our competitors develop and commercialize products that are safer, more effective, better tolerated, or of greater convenience or economic benefit than our proposed product offering. Our competitors also may be in a position to obtain FDA or other regulatory approval for their products more rapidly, resulting in a stronger or dominant market position before we are able to enter the market. The key competitive factors affecting the success of all of our programs are likely to be product safety, efficacy, convenience and treatment cost.

Facilities

Our headquarters are located in San Carlos, California where we lease and occupy 26,062 square feet of office and laboratory space. The current term of our lease expires on June 30, 2028.

We believe that our existing facilities are sufficient to meet our near-term needs and that suitable additional space will be available as and when needed.

Legal Proceedings

From time to time, we may be subject to legal proceedings. We are not currently a party to or aware of any legal proceedings that we believe will have, individually or in the aggregate, a material adverse effect on our business, financial condition or results of operations. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

Executive Officers and Directors

The following table provides information, including ages as of June 1, 2026, regarding our executive officers and directors:

Name	Age	Position(s)
Executive Officers and Employee Directors
Tao Fu	54	Chief Executive Officer, President and Director
Zaneta Odrowaz, Ph.D.	42	Chief Business Officer, Treasurer, Secretary
Steven Chan	54	Chief Financial Officer
Petter Veiby	61	Chief Scientific Officer
Hubert Chen, M.D.	54	Chief Medical Officer

Non-Employee Directors
James Topper, M.D., Ph.D.	64	Chairman and Director
Mitchell Gold, M.D.	59	Director
Yuling Luo, Ph.D.	62	Director
Rebecca Luse.	41	Director
Aaron Royston, M.D.	41	Director
Colin Walsh, Ph.D.	41	Director
Angie You, Ph.D.	53	Director

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Nominating and Governance Committee.

Executive Officers and Employee Directors

Tao Fu is our founder and has served as our Chief Executive Officer, President and a member of our board of directors since April 2023. He also currently serves as a Venture Partner of Frazier Life Sciences, a life sciences investment firm, since May 2022, and as a board member of Tr1X Inc., a pharmaceutical company, since January 2024. Prior to joining us, Mr. Fu served as President and Chief Operating Officer, and Chief Strategy Officer of Zai Lab Ltd. (Zai Lab), a biopharmaceutical company, from September 2018 to March 2022. From June 2015 to September 2018, Mr. Fu served as Executive Vice President, Chief Commercial and Business Officer of Portola Pharmaceuticals, Inc., a biopharmaceutical company. Mr. Fu served as Vice President and led M&A, Corporate Development and Alliance Management functions at Bristol Myers Squibb Co. (BMS), a biopharmaceutical company, from January 2014 to May 2015. Prior to that, Mr. Fu worked at Johnson & Johnson (J&J), a biopharmaceutical company, from February 2003 to January 2014, with his last position being Vice President, Head of M&A, responsible for J&J’s global M&A activities in pharmaceuticals. Mr. Fu also previously held positions with Scios Inc., McKinsey & Company and Becton, Dickinson and Company. Mr. Fu did his undergraduate studies in Biology at Tsinghua University and has a M.S. in Biology from the University of Rochester, and an M.B.A. from Vanderbilt University. We believe Mr. Fu is qualified to serve on our board of directors because of his extensive experience in the biopharmaceutical industry and leadership experience, including his role as our founder, Chief Executive Officer and President.

Zaneta Odrowaz, Ph.D. is one of our co-founders and has served as our Chief Business Officer since April 2023. She has also served as Vice President of Company Creation at Frazier Life Sciences since September 2022. Prior to Frazier Life Sciences, Zaneta served as Senior Director of Corporate Development at Amunix Pharmaceuticals, Inc. (acquired by Sanofi S.A.), a biotechnology company, from April 2020 to June 2022. From October 2018 to March 2020, Dr. Odrowaz was the Chief of Staff to the General Manager at Philips Neuro. Earlier in Dr. Odrowaz’s career, she served biopharma and private equity clients as a management consultant at

McKinsey & Company. Dr. Odrowaz has a Master’s degree in Biotechnology from the Jagiellonian University in Poland, a Ph.D. in Gene Expression from the University of Manchester, U.K., and completed a postdoctoral fellowship in Neuroepigenomics as a Walter V. and Idun Berry fellow at Stanford University.

Steven Chan has served as our Chief Financial Officer since October 2024. Prior to joining us, Mr. Chan was the Chief Financial Officer at Connect Biopharma Holdings Limited, a biopharmaceutical company, from November 2021 to September 2024. From April 2019 to November 2021, he served as Chief Financial Officer at Delphon Industries, LLC, a semiconductor manufacturing company. Prior to that, he served as Vice President, Finance & Corporate Controller at Arcus Biosciences, Inc., a biopharmaceutical company, from April 2017 to April 2019 and at MyoKardia, Inc. (acquired by BMS), a biopharmaceutical company, from November 2014 to March 2017. Mr. Chan has also held positions at companies in the biopharmaceutical, financial services, and technology sectors, including Solta Medical Inc., Moody’s Analytics, Polycom, Inc. and Logitech, Inc. Mr. Chan received his B.S. in Business Administration from the University of California, Berkeley (UC Berkeley) and is a Certified Public Accountant (inactive).

Petter Veiby is one of our co-founders and has served as our Chief Scientific Officer since June 2023. He also currently serves as a board member of BiVictriX Therapeutics Ltd, a private biotechnology company, since August 2025. Prior to joining us, he was Senior Director at Takeda Oncology, a pharmaceutical company, from November 2022 to June 2023. From April 2022 to November 2022, he was Senior Vice President, Business Development at Immunitas Therapeutics, Inc., a biotechnology company. Prior to that, he was the Head of Alliances and BD Search and Evaluation at Zai Lab from March 2020 to May 2022. From July 1999 to March 2020, he served in various roles with increasing responsibility, including Global Head of Biotherapeutics at Takeda Oncology (originally Millennium Pharmaceuticals). He studied Hematopoietic Stem Cell Biology at the University of Oslo in Norway and completed his postdoctoral studies at the Hipple Cancer Research Center, in Dayton, Ohio, affiliated with Ohio State University.

Hubert Chen, M.D. has served as our Chief Medical Officer since March 2024. Prior to joining us, Dr. Chen served as Senior Vice President of Clinical Development at Krystal Biotech, Inc., a biotechnology company, from October 2021 to March 2024. From August 2011 to September 2021, Dr. Chen served in various roles at Genentech, Inc., a biotechnology company, most recently as Principal Medical Director starting in March 2020 and as Senior Medical Director from March 2016 to March 2020. Dr. Chen has also previously held several positions at the University of California, San Francisco (UCSF) Medical Center. Dr. Chen has a M.P.H. from Harvard University and received his M.D. from Stanford University. He is board-certified in pulmonary medicine, critical care medicine and internal medicine and received his post-graduate training at the University of California, San Francisco.

Non-Employee Directors

James Topper, M.D., Ph.D. has served as Chairman and a member of our board of directors since June 2023. Dr. Topper has served as a Managing Partner of Frazier Life Sciences since 2005 and has been a Partner at Frazier Life Sciences since August 2003. From 2002 to 2003, prior to joining Frazier Life Sciences, Dr. Topper served as head of the Cardiovascular Research and Development Division at Millennium. Dr. Topper currently serves as a member of the board of directors of the following publicly traded companies: Phathom Pharmaceuticals, Inc., a biopharmaceutical company, since September 2022; NewAmsterdam Pharma Company N.V., a biopharmaceutical company, since November 2022. He also served as a member of the board of directors of Alpine Immune Sciences, Inc., a biotechnology company, from June 2016 to May 2024. Dr. Topper received his M.D. and Ph.D. in Biophysics from Stanford University and a B.S. from the University of Michigan. He was board-certified in internal medicine and cardiovascular disease receiving his post-graduate training at the Brigham and Women’s Hospital in Boston. We believe that Dr. Topper is qualified to serve on our board of directors because of his medical background, experience as an investor in biotechnology companies and extensive service as a director of other biopharmaceutical companies.

Mitchell Gold, M.D. has served as a member of our board of directors since July 2024. Dr. Gold has been a venture partner at Frazier Life Sciences since January 2025 and has also served as a managing partner of Alpine BioVentures, GP, LLC, a healthcare investment firm, since September 2013. From January 2015 to July 2024, Dr. Gold served as Chairman, Chief Executive Officer, and founder of Alpine Immune Sciences, Inc. (acquired by Vertex Pharmaceuticals Incorporated), a biotechnology company. From August 2012 to August 2014, Dr. Gold served as chairman and founder of Alpine Biosciences, Inc. (acquired by Cascadian Therapeutics, Inc.). Previously, Dr. Gold was a board member, President and Chief Executive Officer of Dendreon Corporation (acquired by Valeant Pharmaceuticals International, Inc.), a biotechnology company, from May 2001 to February 2013. Dr. Gold has a B.S. in Biology from the University of Wisconsin and an M.D. from Rush University Medical School in Chicago and did his residency in Urology at the University of Washington. We believe that Dr. Gold is qualified to serve on our board of directors because of his extensive experience in senior executive management roles and as an investor in life sciences companies.

Yuling Luo, Ph.D. is one of our co-founders and has served on our board of directors since December 2022. Dr. Luo has also served as the founder, Chairman and Chief Executive Officer of Alamar Biosciences, Inc., a life sciences company, since May 2018. From January 2019 to December 2022, Dr. Luo co-founded and served as Chairman of the Board of Avida Biomed, Inc. (acquired by Agilent Technologies Inc.), a biotechnology company. Prior to that, Dr. Luo was founder, President and Chief Executive Officer of Advanced Cell Diagnostics, Inc., a biotechnology company, from September 2006 to August 2016 (acquired by Bio-Techne Corp.). Previously, Dr. Luo was also co-founder and Vice President of Panomics, Inc. (acquired by Affymetrix Inc.), a biotechnology company. Dr. Luo has a B.S. in Chemistry from the University of Science and Technology of China and a Ph.D. in Biochemistry from Case Western Reserve University. We believe that Dr. Luo is qualified to serve on our board of directors because of his extensive scientific expertise and investment experience in the life sciences industry.

Rebecca Luse has served as a member of our board of directors since March 2025. Ms. Luse has also served as Managing Director of Deep Track Capital, L.P., a life sciences investment firm, since January 2021. From October 2019 to January 2021, Ms. Luse served as Principal of New Leaf Venture Partners, a healthcare technology investment firm, and as Vice President from February 2015 to January 2021. Ms. Luse has also served as a member of the board of directors of LB Pharmaceuticals Inc, a publicly traded biopharmaceutical company, since August 2023. From August 2013 to February 2015, Ms. Luse was a research associate on the biotechnology investment team at Jefferies LLC. Prior to that, Ms. Luse was a research associate on the specialty pharmaceuticals investment team at Piper Jaffray & Co. (now Piper Sandler & Co.), from September 2011 to August 2013. Ms. Luse has a B.S. in Biochemistry and Mathematics from Indiana University Bloomington. We believe that Ms. Luse is qualified to serve on our board of directors because of her financial expertise, investment experience in the life sciences industry, and service as a director of other biopharmaceutical companies.

Aaron Royston, M.D. has served as a member of our board of directors since June 2023. Dr. Royston has been a managing partner at venBio Partners, LLC, a life sciences investment firm, since November 2015. Prior to joining venBio Partners, LLC, Dr. Royston held various positions at Vivo Capital LLC from July 2014 to October 2015, Bain & Company, Inc. from July 2013 to July 2014, and Mount Sinai Medical Center from July 2007 to July 2008. Dr. Royston has served as a member of the board of directors of several publicly traded companies, including RayzeBio, Inc. (acquired by BMS), a biotechnology company, from August 2020 to November 2023, and Ventyx Biosciences, Inc., a biotechnology company, from March 2021 until January 2023. Dr. Royston has a B.S. in Biological Sciences from Duke University, and an M.D. and M.B.A. from the University of Pennsylvania. We believe that Dr. Royston is qualified to serve on our board of directors because of his clinical and biotechnology industry experience and his extensive service as a director of other biopharmaceutical companies.

Colin Walsh, Ph.D. has served as a member of our board of directors since May 2024. Dr. Walsh has also served as Managing Director in the Life Sciences Investing group of Goldman Sachs Group, Inc. since September 2023, and as a board member of Vicebio Limited (acquired by Sanofi S.A.), a private biotechnology company, since September 2024. From April 2019 to October 2023, Dr. Walsh served as a partner at Qiming Venture Partners USA, a healthcare investment firm. Prior to that, Dr. Walsh was a Vice President on the life science investment team at ND Capital LLC, an early-stage venture capital firm, from January 2014 to April 2019. From June 2012 to September 2015, Dr. Walsh held a number of roles at Precision NanoSystems, Inc., a biotechnology company, (acquired by Danaher Corporation). Dr. Walsh has served as a member of the board of directors of the following publicly traded companies: Elevation Oncology, Inc., a biotechnology company, from August 2019 to September 2023; and Korro Bio, Inc., a biotechnology company, from August 2020 to September 2023. Dr. Walsh has a dual B.S. in Chemical Engineering and Biochemistry from the University of Massachusetts, Amherst, a Management of Technology Certificate from the Haas School of Business at UC Berkeley, and a Ph.D. from the UC Berkeley – UCSF Graduate Program in Bioengineering. We believe that Dr. Walsh is qualified to serve on our board of directors because of his investment experience, knowledge of our industry and educational background in biochemistry and bioengineering.

Angie You, Ph.D. has served as a member of our board of directors since July 2024. Dr. You has also served as Chief Executive Officer and board member of Architect Therapeutics, LLC, a biotechnology company, since March 2023; as a senior advisor to Frazier Life Sciences, since February 2022; and on the board of directors of Candid Therapeutics, Inc., a private biotechnology company, since October 2024. Dr. You also served as advisor to Casdin Capital, LLC, a life sciences and healthcare investment firm, from April 2022 to May 2023. Prior to that, Dr. You served as Chief Executive Officer of Amunix Pharmaceuticals, Inc. (acquired by Sanofi S.A.), an immuno-oncology company, from December 2018 to January 2022. From September 2014 to December 2018, Dr. You served as Chief Business and Strategy Officer and Head of Commercial at Sierra Oncology, Inc., a biotechnology company. Dr. You has served as a member of the board of directors of the following publicly traded companies: ORIC Pharmaceuticals, Inc., a biopharmaceutical company, since November 2021; and RayzeBio, Inc. (acquired by BMS), a biotechnology company, from April 2022 to July 2024. Dr. You has an A.B. in Chemistry from Harvard College and a Ph.D. in Biochemistry from Harvard University. We believe that Dr. You is qualified to serve on our board of directors because of her extensive drug development expertise, commercial strategy expertise in the biotechnology industry and experience serving as a public company director.

Election of Executive Officers

Our executive officers are appointed by, and serve at the discretion of, our board of directors.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Board Composition

Our board of directors currently consists of eight members. Pursuant to our current certificate of incorporation and our amended and restated voting agreement, Mr. Fu, Dr. Gold, Dr. Luo, Ms. Luse, Dr. Royston, Dr. Topper, Dr. Walsh and Dr. You have been designated to serve as members of our board of directors. The amended and restated voting agreement and the provisions of our current certificate of incorporation that govern the election and designation of our directors will terminate immediately prior to the completion of this offering, after which no contractual obligations will concern the election of our directors.

Classified Board of Directors

In accordance with the terms of our restated certificate of incorporation and restated bylaws that will become effective upon the completion of this offering, our board of directors will be divided into three staggered classes of directors. At each annual meeting of our stockholders, a class of directors will be subject to re-election for a three-year term. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

Our directors will be divided among the three classes as follows:

•	the Class I directors will be and , and their terms will expire at the first annual meeting of our stockholders held following the completion of this offering;

•	the Class II directors will be , and , and their terms will expire at the second annual meeting of our stockholders held following the completion of this offering; and

•	the Class III directors will be , and , and their terms will expire at the third annual meeting of our stockholders held following the completion of this offering.

Each director’s term continues until the election and qualification of his or her successor, or his or her earlier death, resignation or removal. Our restated certificate of incorporation and restated bylaws that will be in effect upon the completion of this offering authorize only our board of directors to fill vacancies on our board of directors. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our Company. See the section titled “Description of Capital Stock—Anti-Takeover Provisions—Restated Certificate of Incorporation and Restated Bylaw Provisions” for additional information.

Director Independence

In connection with this offering, we intend to apply to list our common stock on Nasdaq. Under the rules of Nasdaq, independent directors must comprise a majority of a listed company’s board of directors within a specified period following the completion of this offering. In addition, the rules of Nasdaq require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent. Under the rules of Nasdaq, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended (Exchange Act). In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee: (i) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries or (ii) be an affiliated person of the listed company or any of its subsidiaries. We intend to satisfy the audit committee independence requirements of Rule 10A-3 as of the completion of this offering. Additionally, compensation committee members must not have a relationship with us that is material to the director’s ability to be independent from management in connection with the duties of a compensation committee member.

Our board of directors has undertaken a review of the independence of each director and considered whether each director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, our board of directors determined that all of our directors, except for Mr. Fu and Dr. Luo, are “independent directors” as defined under the current Nasdaq listing standards and SEC rules and regulations. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and relationships as they may relate to us and our management, including the beneficial ownership of our capital stock by each non-employee director and the transactions involving them as described in the section titled “Certain Relationships and Related Party Transactions.”

Leadership Structure of the Board

Our corporate governance guidelines that will become effective upon the completion of this offering will provide our board of directors with flexibility to combine or separate the positions of Chairman of the board of directors and Chief Executive Officer. Dr. Topper currently serves as the Chairman of our board of directors, and Mr. Fu currently serves as our Chief Executive Officer and President. This structure allows our Chief Executive Officer to focus on our day-to-day business while our Chairman leads our board of directors in its fundamental role of providing advice to, and independent oversight of, management. We believe Dr. Topper is especially qualified for this role based on his medical training and experience working with founders to build therapeutics-focused and innovation-based companies for over twenty-five years. Further, our board of directors believes such separation is appropriate, as it enhances the accountability of the Chief Executive Officer to the board of directors and strengthens the independence of the board of directors from management. Any changes to the leadership structure of our board of directors, if made, will be promptly disclosed on the investor relations section of our website and in our proxy materials. Our board of directors, in its sole discretion, may seek input from our stockholders on the leadership structure of the board of directors.

Our board of directors has concluded that our current leadership structure is appropriate at this time. However, our board of directors will continue to periodically review our leadership structure and may make such changes in the future as it deems appropriate.

Role of Board in Risk Oversight Process

Risk assessment and oversight are an integral part of our governance and management processes. Our board of directors encourages management to promote a culture that incorporates risk management into our corporate strategy and day-to-day business operations. Management discusses strategic and operational risks at regular management meetings, and conducts specific strategic planning and review sessions during the year that include a focused discussion and analysis of the risks facing us. Throughout the year, senior management reviews these risks with the board of directors at regular board meetings as part of management presentations that focus on particular business functions, operations or strategies, and presents the steps taken by management to mitigate or eliminate such risks.

Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. While our board of directors is responsible for monitoring and assessing strategic risk exposure, our audit committee is responsible for overseeing our major financial risk exposures and the steps our management has taken to monitor and control these exposures. The audit committee also approves or disapproves any related person transactions. Our nominating and corporate governance committee monitors the effectiveness of our corporate governance policies. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Cybersecurity Risk Oversight

Securing the information of participants in our studies, medical professionals, employees, service providers, and other third parties is important to us. We have adopted physical, technological, and administrative controls on data security, and have a defined procedure for data incident detection, containment, response, and remediation. While everyone at our Company plays a part in managing these risks, oversight responsibility is shared by our board of directors, our audit committee, and management. Our information technology team provides regular cybersecurity updates in the form of written reports and presentations to our audit committee. Additionally, we leverage industry standard frameworks to drive strategic direction and maturity improvement. We also engage third-party security experts for risk assessments and program enhancements and maintain information security risk insurance coverage.

Committees of the Board of Directors

Our board of directors will have an audit committee, a compensation committee and a nominating and governance committee, each of which will have the composition and responsibilities described below as of the completion of this offering. In addition, from time to time, special committees may be established under the direction of our board of directors when necessary to address specific issues.

Each of the below committees has a written charter approved by our board of directors. Upon completion of this offering, copies of each charter will be posted on the investor relations page of our website. Members that serve on these committees will serve until their resignation or until otherwise determined by our board of directors.

Audit Committee

Effective upon the effectiveness of the registration statement of which this prospectus is a part, our audit committee will be composed of     ,     , and     , with      as the Chairman of our audit committee. Our board of directors has determined that the composition of our audit committee meets the requirements for independence under the current Nasdaq listing standards and SEC rules and regulations, and that each member of our audit committee is financially literate. In addition, our board of directors has determined that      is an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act.

Our audit committee is directly responsible for, among other things:

•	selecting and hiring our independent registered public accounting firm;

•	evaluating the qualifications, independence and performance of our independent registered public accounting firm;

•	the preparation of the audit committee report to be included in our annual proxy statement;

•	oversight of our compliance with legal and regulatory requirements;

•	assisting our board of directors with risk assessment and management, including cybersecurity risk management;

•	oversight of our accounting and financial reporting processes, including our financial statement audits and the integrity of our consolidated financial statements; and

•	reviewing and approving related-person transactions.

Compensation Committee

Effective upon the effectiveness of the registration statement of which this prospectus is a part, our compensation committee will be composed of     ,     , and     , with      as the Chairman of our compensation committee. Our board of directors has determined that each member of our compensation committee is a non-employee director, as defined by Rule 16b-3 promulgated under the Exchange Act, and meets the requirements for independence under the current Nasdaq listing standards and SEC rules and regulations.

Our compensation committee is responsible for, among other things:

•	evaluating, recommending, approving and reviewing executive officer compensation arrangements, plans, policies and programs;

•	evaluating and recommending non-employee director compensation arrangements for determination by our board of directors;

•	administering our cash-based and equity-based compensation plans; and

•	overseeing our compliance with regulatory requirements associated with the compensation of directors, executive officers and employees.

Nominating and Governance Committee

Effective upon the effectiveness of the registration statement of which this prospectus is a part, our nominating and governance committee will be composed of     ,     , and      with as the Chairman of our nominating and governance committee. Our board of directors has determined that each member of our nominating and governance committee meets the requirements for independence under the current Nasdaq listing standards.

Our nominating and governance committee is responsible for, among other things:

•	identifying, considering and recommending candidates for membership on our board of directors;

•	overseeing the process of evaluating the performance of our board of directors; and

•	advising our board of directors on environmental, social and other corporate governance matters.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has been an officer or employee of our Company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more of its executive officers serving on our board of directors or compensation committee.

Prior to establishing the compensation committee, our full board of directors made decisions relating to the compensation of our officers.

Code of Business Conduct and Ethics

Prior to the completion of this offering, our board of directors will adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer and President and other executive and senior officers. The full text of our code of business conduct and ethics will be posted on the investor relations page of our website. The reference to our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus. We intend to disclose future amendments to certain provisions of our code of business conduct and ethics, or waivers of these provisions, on our website or in public filings to the extent required by the applicable rules.

Non-Employee Director Compensation

Our Chief Executive Officer and President, Mr. Fu, has not received any compensation or reimbursement of any expenses for his services as a director for the year ended December 31, 2025.

The following table sets forth information concerning the compensation paid to our non-employee directors for the year ended December 31, 2025:

Name	Fees Earned or Paid in Cash(1) ($)	Option Awards(2)(3) ($)	Total ($)
Mitchell Gold	50,000	65,035	115,035
Yuling Luo	—	—	—
Rebecca Luse(4)	—	—	—
Aaron Royston	—	—	—
James Topper	—	—	—
Colin Walsh	—	—	—
Angie You	50,000	65,035	115,035

(1)	Dr. Gold and. Dr. You received a cash fee of $50,000 annually for their service on our board of directors for the year ended December 31, 2025.

(2)

Represents the grant date fair value of options awarded during the year ended December 31, 2025 as computed in accordance with ASC Topic 718. The assumptions used in calculating the grant date fair value of the stock options reported in the Option award column are set forth in Note 10 to our consolidated financial statements included elsewhere in this prospectus. Note that the amounts reported in this column reflect the aggregate accounting cost for these awards, and do not necessarily correspond to the actual economic value that may be received by each director from the options.

(3)

As of December 31, 2025, Dr. Gold held an aggregate of 676,000 options to purchase common stock and Dr. You held an aggregate of 185,000 options to purchase common stock. None of our other non-employee directors held any outstanding equity awards as of December 31, 2025.

(4)	Ms. Luse joined our board of directors on March 31, 2025.

Non-Employee Director Compensation Policy

Prior to this offering, we did not have a formal policy to provide any cash or equity compensation to our non-employee directors for their service as directors. In connection with this offering, our board of directors expects to approve a non-employee director compensation policy, which will take effect upon the completion of this offering.

EXECUTIVE COMPENSATION

The following tables and accompanying narrative disclosure set forth information about the compensation earned by our named executive officers during the year ended December 31, 2025. Our named executive officers, who are our principal executive officer and the two most highly compensated executive officers (other than our principal executive officer) serving as executive officers as of December 31, 2025, were:

•	Tao Fu, Chief Executive Officer and President;

•	Petter Veiby, Chief Scientific Officer; and

•	Hubert Chen, Chief Medical Officer.

Summary Compensation Table

The following table presents summary information regarding the compensation earned by our named executive officers for the year ended December 31, 2025.

Name and Principal Position	Fiscal Year	Salary ($)	Non-Equity Incentive Plan Compensation(1) ($)	Option Awards(2) ($)	All Other Compensation ($)		Total ($)
Tao Fu Chief Executive Officer and President	2025	547,456	287,415	1,213,450	6,000	(3)	2,054,321
Petter Veiby Chief Scientific Officer	2025	389,304	143,069	292,780	107,200	(4)	932,353
Hubert Chen Chief Medical Officer	2025	466,049	179,837	264,560	6,000	(3)	916,446

(1)

Performance-based bonuses for 2025 were determined by our board of directors and paid during the first quarter of 2026. For additional information regarding the non-equity incentive plan compensation, see the section titled “Annual Performance-Based Bonuses.”

(2)

Represents the grant date fair value of options awarded during the year ended December 31, 2025 as computed in accordance with ASC Topic 718. The assumptions used in calculating the grant date fair value of the stock options reported in the Option award column are set forth in Note 10 to our consolidated financial statements included elsewhere in this prospectus. Note that the amounts reported in this column reflect the aggregate accounting cost for these awards, and do not necessarily correspond to the actual economic value that may be received by each named executive officer from the options.

(3)	Represents a $6,000 matching contribution under our 401(k) plan.
(4)	Represents a $6,000 matching contribution under our 401(k) plan, $100,000 in relocation assistance and a $1,200 cell phone allowance.

2025 Base Salaries

Base salary is the only fixed component of our named executive officers’ total cash compensation and provides competitive and stable pay to attract and retain our executives. We make annual salary decisions by taking into account competitive data, the skills and experience that each executive brings to us, and the performance contributions of each executive. The base salaries paid to our named executive officers for the year ended December 31, 2025 are included in the Summary Compensation Table above.

Annual Performance-Based Bonuses

A portion of the target compensation for each named executive officer is in the form of an annual cash bonus, which is based on the achievement of corporate and individual performance. For the 2025 annual cash bonuses, the corporate performance objectives included certain research, development, financial and other corporate goals. The target 2025 annual cash bonus amounts, expressed as a percentage of their annual base salary, for Mr. Fu, Mr. Veiby and Dr. Chen were 50%, 35%, and 35%, respectively. The amount of each named executed officer’s 2025 annual cash bonus was approved by our board of directors and paid during the first quarter of fiscal year 2026.

Equity-Based Incentive Awards

Our equity-based incentive awards are designed to align our named executive officers’ interests with those of our stockholders and to retain and incentivize our named executive officers over the long-term. Our board of directors is responsible for approving equity grants. Vesting of equity awards is tied to continuous service with us and serves as an additional retention measure. Our named executive officers generally are awarded an initial new hire grant upon commencement of employment. Additional grants may occur periodically in order to specifically incentivize our named executive officers with respect to achieving certain corporate goals or to reward our named executive officers for exceptional performance.

Prior to this offering, we have granted all option awards pursuant to our 2023 Plan, the terms of which are described below under “—Equity Compensation Plans and Other Benefit Plans.” All options are granted with a per share exercise price equal to no less than the fair market value of a share of our common stock on the date of the grant of such award. Generally, our option awards vest over a four-year period subject to the holder’s continuous service to us, as further described under “—Outstanding Equity Awards at 2025 Fiscal Year-End Table” below.

In April 2023, we issued restricted stock awards (RSAs) with a per share purchase price of $0.0001 to Mr. Fu. Generally, these RSAs vest over a four-year period subject to the holder’s continuous service to us, and until vested, we may repurchase any unvested shares at the original per share purchase price, as further described under “—Outstanding Equity Awards at 2025 Fiscal Year-End Table” below. If there is a Change of Control (as defined in the restricted stock purchase agreement) and if, during the period of time commencing 90 days prior to the execution of a definitive agreement providing for the consummation of such Change of Control and ending on the one-year anniversary of the consummation of such Change of Control, Mr. Fu’s employment is terminated other than for cause (as defined in the restricted stock purchase agreement) or is terminated for good reason (as defined in the restricted stock purchase agreement), then 100% of the RSAs that are unvested as of such termination will become vested at the time of such termination.

Outstanding Equity Awards at 2025 Fiscal Year-End Table

The following table summarizes the outstanding equity awards for each of our named executive officers as of December 31, 2025.

			Option Awards(1)
Name	Grant Date		Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date
Tao Fu Chief Executive Officer and President	08/17/2023	(2)	59,375	356,250	0.17	08/16/2033
	05/09/2024	(3)	1,473,926	2,489,167	0.38	05/08/2034
	05/18/2025	(4)	—	3,440,000	0.53	05/17/2035
Petter Veiby Chief Scientific Officer	08/17/2023	(5)	156,250	93,750	0.17	08/16/2033
	03/06/2024	(6)	21,875	28,125	0.31	03/05/2034
	05/09/2024	(3)	395,833	604,167	0.38	05/08/2034
	05/18/2025	(4)	—	830,000	0.53	05/17/2035
Hubert Chen Chief Medical Officer	05/09/2024	(7)	453,750	618,750	0.38	05/08/2034
	05/09/2024	(3)	356,250	543,750	0.38	05/08/2034
	05/18/2025	(4)	—	750,000	0.53	05/17/2035

(1)	Unless otherwise noted, all outstanding equity awards were granted under the 2023 Plan.
(2)

Vests with respect to 1/4th of the shares of our common stock underlying the stock option on the one-year anniversary of June 2, 2023 and an additional 1/48th of the total shares underlying the stock option vest in equal monthly installments over three years, subject to continued service through such date.

(3)

Vests with respect to 1/4th of the shares of our common stock underlying the stock option on the one-year anniversary of May 9, 2024 and an additional 1/48th of the total shares underlying the stock option vest in equal monthly installments over three years, subject to continued service through such date.

(4)

Vests with respect to 1/4th of the shares of our common stock underlying the stock option on the one-year anniversary of May 18, 2025 and an additional 1/48th of the total shares underlying the stock option vest in equal monthly installments over three years, subject to continued service through such date.

(5)

Vests with respect to 1/4th of the shares of our common stock underlying the stock option on the one-year anniversary of June 19, 2023 and an additional 1/48th of the total shares underlying the stock option vest in equal monthly installments over three years, subject to continued service through such date.

(6)

Vests with respect to 1/4th of the shares of our common stock underlying the stock option on the one-year anniversary of March 6, 2024 and an additional 1/48th of the total shares underlying the stock option vest in equal monthly installments over three years, subject to continued service through such date.

(7)

Vests with respect to 1/4th of the shares of our common stock underlying the stock option on the one-year anniversary of March 20, 2024 and an additional 1/48th of the total shares underlying the stock option vest in equal monthly installments over three years, subject to continued service through such date.

Employment Agreements

We intend to enter into new employment agreements with certain senior management personnel in connection with this offering, including our named executive officers. We expect that each of these agreements will provide for at-will employment and include each officer’s base salary, a discretionary annual incentive bonus opportunity and standard employee benefit plan participation. We also expect these agreements to provide for severance benefits upon a qualifying termination of employment or a change in control of our Company.

Equity Compensation Plans and Other Benefit Plans

We believe that our ability to grant equity-based awards is a valuable compensation tool that enables us to attract, retain and motivate our employees, consultants and directors by aligning their financial interests with those of our stockholders. The principal features of our equity plans are summarized below. These summaries are qualified in their entirety by reference to the actual text of the plans, which are filed as exhibits to the registration statement of which this prospectus is a part.

2023 Equity Incentive Plan

The 2023 Plan was initially adopted by our board of directors and approved by our stockholders in June 2023. The 2023 Plan will terminate on the date that the 2026 Plan becomes effective (as described below) and no additional grants will be made pursuant to the 2023 Plan following its termination. However, any outstanding stock options will remain outstanding and subject to the terms and conditions of the 2023 Plan until they are exercised, as applicable, or are terminated in accordance with the terms of the 2023 Plan and the applicable award agreements evidencing such awards.

Share Reserve

As of March 31, 2026, we had      shares of our common stock reserved for issuance pursuant to grants under our 2023 Plan, of which      remained available for grant. As of March 31, 2026, options to purchase    shares of common stock had been exercised and options to     purchase     shares remained outstanding, with a weighted-average exercise price of $    per share. No other types of awards have been granted or are currently outstanding under the 2023 Plan. No additional grants will be made under the 2023 Plan following the date our 2026 Plan becomes effective.

Administration

Our board of directors, or a committee thereof appointed by our board of directors (as applicable, the administrator), administers the 2023 Plan and the awards granted thereunder. Subject to the terms of the 2023 Plan, the administrator has the authority to, among other things, select the persons to whom awards will be granted, construe and interpret the 2023 Plan as well as to amend the terms of any outstanding award under the 2023 Plan, provided that any amendment that would adversely affect a participant’s rights under an outstanding award shall not be made without such participant’s written consent. The 2023 Plan provides that the board of directors may delegate the authority to grant awards under the 2023 Plan to one or more executive officers to the extent permitted by applicable law.

Eligibility

The 2023 Plan provides for the grant of both incentive stock options (ISOs), within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986, as amended (the Code), and nonqualified stock options (NSOs), as well as for the issuance or awards of Restricted Stock Units (RSUs), Stock Appreciation Rights (SARs) and Restricted Stock Awards (each as defined in the 2023 Plan) or other stock-based awards. We may grant ISOs only to our employees. We may grant NSOs, RSUs, SARs, Restricted Stock, and other stock-based awards to our employees, outside directors and consultants. As of March 31, 2026, only stock options have been granted under the 2023 Plan. We refer to employees, outside directors or consultants who receive an award under our 2023 Plan as participants.

Options

The 2023 Plan provides for the grant of both (i) ISOs, intended to qualify for tax treatment under Section 422 of the Code, which may be granted only to employees and (ii) NSOs, which may be granted to our employees, outside directors and consultants, each at a stated exercise price and subject to certain vesting and other terms and conditions as set forth in the 2023 Plan. The 2023 Plan provides that the exercise price of each ISO and NSO must be at least equal to the fair market value of our common stock on the date of grant. In addition, the exercise price of any ISO granted to a participant who owns more than 10% of the total combined voting power of all classes of our capital stock must be at least equal to 110% of the fair market value of our common stock on the date of grant. The maximum permitted term of options granted under our 2023 Plan is ten years from the date of grant, except that the maximum permitted term of ISOs granted to a participant who owns more than 10% of the total combined voting power of all classes of our capital stock is five years from the date of grant. Our 2023 Plan allows for the “early exercise” of stock option grants in the administrator’s discretion, subject to repurchase by the Company as set forth in the 2023 Plan. Options granted under the 2023 Plan vest at the rate and/or subject to performance requirements specified by the administrator and set forth in the award agreement governing the grant. After the participant ceases to provide services to us, he or she is able to exercise his or her vested option for the period of time stated in the governing award agreement. Generally, the vested option will remain exercisable for three months after a participant’s cessation of service, except in the case of termination due to death, disability or termination for cause. An option may not be exercised later than its expiration date.

Restricted Stock Awards and RSUs

The 2023 Plan provides for the grant of Restricted Stock Awards and RSUs, with terms as generally determined by the administrator (in accordance with the 2023 Plan) and to be set forth in an award agreement. A Restricted Stock Award is an offer by us to sell shares of our common stock subject to restrictions, which may lapse based on the satisfaction of service or achievement of performance conditions. The price, if any, of a Restricted Stock Award will be determined by the administrator. Holders of Restricted Stock Awards, unlike holders of options, will have the right to vote and any dividends or stock distributions paid pursuant to Restricted Stock Awards will be accrued and paid when the restrictions on such shares lapse. RSUs represent the right to receive shares of our common stock at a specified date in the future and may be subject to vesting based on service or achievement of performance conditions. Vested RSUs may be settled in cash, shares of our common stock or a combination of both.

Stock Appreciation Rights

The 2023 Plan provides for the grant of SARs at a stated exercise price, which shall be at least equal to the fair market value of our common stock on the date of grant. A SAR provides for a payment, in cash or shares of our common stock, to the participant based upon the difference between the fair market value of our common stock on the date of exercise and the exercise price, multiplied by the number of shares. The maximum permitted term of SARs granted under the 2023 Plan is ten years from the date of grant. SARs granted under the 2023 Plan vest at the rate and/or subject to performance requirements specified by the administrator and set forth in the SAR agreement governing the grant. After the participant ceases to provide services to us, he or she is able to exercise his or her vested SAR for the period of time stated in the governing SAR agreement. Generally, the vested SARs will remain exercisable for three months after a participant’s cessation of service, except in the case of termination due to death, disability or termination for cause. A SAR may not be exercised later than its expiration date.

Limited Transferability

Except in limited circumstances, awards granted under our 2023 Plan may generally not be transferred in any manner prior to vesting other than by will or by the laws of descent and distribution.

Change in Control

In the event of an Acquisition or Other Combination (as such terms are defined in the 2023 Plan), outstanding awards shall be treated as provided under the agreement evidencing such transaction, which need not treat all outstanding awards in an identical manner, in each case without the participant’s consent. Subject to compliance with applicable law, such agreement shall provide for one or more of the following:

(i)	the continuation of the outstanding awards by us, if we are a surviving corporation;

(ii)	the assumption, in whole or in part, of the outstanding awards by the surviving corporation or a successor entity or its parent;

(iii)	the substitution, in whole or in part, by the surviving corporation or a successor entity or its parent of its own, substantially similar awards for such outstanding awards;

(iv)	the full or partial exercisability or vesting and accelerated expiration of outstanding awards;

(v)

settlement of the fair market value of the outstanding awards (whether or not then vested or exercisable) under the terms of the award agreement, with payment made in cash or cash equivalents or securities of the successor entity (subject to vesting and/or deferred delivery consistent with the vesting restrictions applicable to such awards or the underlying shares, as permitted by law)followed by the cancellation of such awards, provided that such awards may be terminated without payment if determined by our board of directors in good faith to have no value at such time; or

(vi)	termination without payment of any consideration.

Modification, Extension and Renewal of Options

The administrator may modify, extend or renew outstanding stock options or may accept the cancellation of outstanding stock options (to the extent not previously exercised), whether or not granted under the 2023 Plan, in return for the grant of new stock options for the same or a different number of shares of common stock and at the same or a different exercise price, or in return for the grant of a different award for the same or a different number of shares.

Adjustments

In the event our common stock is changed by a stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification or other change in the capital structure of the company affecting shares without consideration, then in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the 2023 Plan, then (a) the number and class of shares reserved for issuance under the 2023 Plan, (b) the exercise prices of and number and class of shares subject to outstanding options and SARs, and (c) the purchase prices of and/or number and class of shares subject to other outstanding awards will (to the extent appropriate) be proportionately adjusted, subject to any required action by the board of directors or the stockholders of the company and compliance with applicable securities or other laws; provided, however, that fractions of a share will not be issued but will either be paid in cash at the fair market value of such fraction of a share or will be rounded down to the nearest whole share, as determined by our board of directors.

Amendment; Termination

The administrator may amend, suspend or terminate the 2023 Plan at any time. The administrator may terminate any and all outstanding options, SARs or RSUs upon our dissolution or liquidation, followed by the payment of creditors and the distribution of any remaining funds to our stockholders. An amendment of the 2023 Plan shall not be subject to the approval of our stockholders unless it requires such stockholder approval pursuant to Section 25102(o) or pursuant to the Code or the regulations promulgated under the Code as such provisions apply to ISO plans.

2026 Equity Incentive Plan

We intend to adopt our 2026 Plan that will become effective on the day prior to the date of the effectiveness of the registration statement for which this prospectus will form a part and will serve as the successor to our 2023 Plan. Our 2026 Plan authorizes the award of ISOs, NSOs, RSAs, SARs, RSUs, cash awards, performance awards and stock bonus awards. We have initially reserved  shares of our common stock, plus any reserved shares not issued or subject to outstanding grants under the 2023 Plan on the effective date of the 2026 Plan, for issuance pursuant to awards granted under our 2026 Plan.

The number of shares reserved for issuance under our 2026 Plan will increase automatically on January 1 of each of 2027 through 2036 by the number of shares equal to the lesser of     % of the aggregate number of shares of all classes of our common stock, plus the total number of shares of our common stock issuable upon conversion of any preferred stock (if any) or exercise of any pre-funded warrants, as issued and outstanding as of the immediately preceding December 31, or a number as may be determined by our board of directors.

In addition, the following shares will again be available for issuance pursuant to awards granted under our 2026 Plan:

•	shares subject to options or SARs granted under our 2026 Plan that cease to be subject to the option or SAR for any reason other than exercise of the option or SAR;

•	shares subject to awards granted under our 2026 Plan that are subsequently forfeited or repurchased by us at the original issue price;

•	shares subject to awards granted under our 2026 Plan that otherwise terminate without such shares being issued;

•	shares subject to awards granted under our 2026 Plan that are surrendered, cancelled or exchanged for cash or a different award (or combination thereof);

•	shares subject to options or other awards granted under our 2023 Plan that cease to be subject to such options or other awards, by forfeiture or otherwise, after the termination of the 2023 Plan;

•	shares issued under the 2023 Plan before or after the effective date of the 2026 Plan pursuant to the exercise of stock options that are, after the effective date, forfeited;

•	shares subject to awards granted under our 2023 Plan that are repurchased by us at the original price after the termination of the 2023 Plan; and

•

shares subject to awards granted under either our 2023 Plan or our 2026 Plan that are used to pay the exercise price of an award, as applicable, or withheld to satisfy the tax withholding obligations related to any award.

Administration

Our 2026 Plan is expected to be administered by the compensation committee (referred to as our Committee) of our board of directors, all of the members of which are outside directors as defined under applicable law, or by our board of directors acting in place of our Committee. Subject to the terms and conditions of the 2026 Plan, the Committee will have the authority, among other things, to select the persons to whom awards may be granted, construe and interpret our 2026 Plan as well as to determine the terms of such awards and prescribe, amend and rescind the rules and regulations relating to the 2026 Plan or any award granted thereunder. Our 2026 Plan provides that our board of directors or our Committee may delegate its authority, including the authority to grant awards, to one or more executive officers to the extent permitted by applicable law, provided that awards granted to non-employee directors may only be determined by our board of directors.

Eligibility; Types of Awards

Our 2026 Plan provides for the grant of awards described below to our employees, directors, consultants, independent contractors and advisors. Pursuant to the 2026 Plan, ISOs may be granted only to our employees. We may grant all other types of awards to our employees, directors and consultants.

Options

The 2026 Plan provides for the grant of ISOs and NSOs. ISOs may be granted only to our employees or employees of our parent, subsidiaries and affiliates. NSOs may be granted to eligible employees, consultants and directors or any of the foregoing of our parent, subsidiaries or affiliates. We are able to issue no more than     shares pursuant to the grant of ISOs under the 2026 Plan. The Committee determines the terms of each option award, provided that ISOs are subject to statutory limitations. The Committee also determines the exercise price for an option, provided that the exercise price of an option may not be less than the fair market value of our common stock on the date of grant (with certain additional requirements for certain ISOs).

Options granted under the 2026 Plan vest at the rate and/or subject to performance requirements specified by the Committee and set forth in the award agreement governing the grant. The Committee determines the term of options granted under the 2026 Plan, up to a term of 10 years (with certain additional requirements for certain ISOs).

After the participant ceases to provide services to us, he or she is able to exercise his or her vested option for the period of time stated in the governing award agreement. Generally, the vested option will remain exercisable for three months after a participant’s cessation of service, except in the case of termination due to death, disability or termination for cause. An option may not be exercised later than its expiration date.

Restricted Stock Awards

An RSA is an offer by us to sell shares of our common stock subject to restrictions that the Committee may impose. These restrictions may be based on the completion of a specified period of service with us or upon the achievement of performance goals during a performance period. The Committee determines the price of an RSA. Unless otherwise determined by the Committee, vesting will cease on the date the participant no longer provides services to us and unvested RSAs may be forfeited to us or subject to repurchase by us.

Stock Appreciation Rights

A SAR provides for a payment, in cash or shares of our common stock (up to a specified maximum of shares, if determined by our Committee), to the participant based upon the difference between the fair market value of our common stock on the date of exercise and a predetermined exercise price, multiplied by the number of shares. The exercise price of a SAR must be at least the fair market value of a share of our common stock on the date of grant. SARs granted under the 2026 Plan vest at the rate and/or subject to performance requirements specified by the Committee and set forth in the award agreement governing the grant. The Committee determines the term of SARs granted under the 2026 Plan, up to a term of 10 years. After the participant ceases to provide services to us, he or she is able to exercise his or her vested SARs for the period of time stated in the governing award agreement. Generally, the vested SARs will remain exercisable for three months after a participant’s cessation of service, except in the case of termination due to death, disability or termination for cause. A SAR may not be exercised later than its expiration date.

Restricted Stock Units

RSUs represent the right to receive shares of our common stock at a specified date in the future. RSUs granted under the 2026 Plan vest at the rate and/or subject to performance requirements specified by the Committee and set forth in the award agreement governing the grant. The Committee determines the term of RSUs granted under the 2026 Plan, up to a term of 10 years. Generally, RSUs cease vesting on the date the participant ceases to provide services to us. Vested RSUs are settled in shares of our common stock, cash or a combination of our common stock and cash as specified in the applicable award agreement.

Performance Awards

A performance award is an award that is based upon the attainment of performance goals, as established by the Committee, and other terms and conditions specified by the Committee, and may be settled in cash, shares (which may consist of, without limitation, restricted stock), other property, or any combination thereof. Performance awards are subject to forfeiture because of termination of employment or failure to achieve the performance conditions.

Stock Bonus Awards

A stock bonus is an award of shares of our common stock for past or future services to us. No payment from the participant is required. The Committee determines the number of shares to be issued as a stock bonus and any restrictions on those shares. These restrictions may be based on completion of a specified period of service with us or upon the achievement of performance goals during a performance period. Unless otherwise set forth in the award agreement, vesting ceases on the date the participant no longer provides services to us, and at that time unvested shares will be forfeited to us or are subject to repurchase by us. A stock bonus award provides for payment in the form of cash, shares of our common stock or a combination thereof, based on the fair market value of shares subject to such award as determined by our Committee.

Cash Awards

A cash award is an award that is denominated in, or payable to an eligible participant solely in, cash.

Dividend Equivalents Rights

Dividend equivalent rights may be granted at the discretion of our Committee and represent the right to receive the value of dividends, if any, paid by us in respect of the number of shares of our common stock underlying an award. Dividend equivalent rights will be subject to the same vesting or performance conditions as the underlying award and will be paid only at such time as the underlying award has become fully vested. Dividend equivalent rights may be settled in cash, shares or other property, or a combination of thereof as determined by our Committee. No dividend equivalent rights will be paid in respect of options or SARs.

Change of Control

Our 2026 Plan provides that, in the event of a Corporate Transaction (as defined in the 2026 Plan), outstanding awards under the 2026 Plan shall be subject to the agreement evidencing the corporate transaction, which need not treat all outstanding awards in an identical manner. Any or all outstanding awards (a) may be continued by the company, if we are the successor entity; (b) may be assumed or substituted by the successor corporation, or a parent or subsidiary of the successor corporation, for substantially equivalent awards (including, but not limited to, a payment in cash or the right to acquire the same consideration paid to our stockholders pursuant to the corporate transaction), in each case after taking into account appropriate adjustments for the number and kind of shares and exercise prices, (c) be made immediately vested (and exercisable, as applicable) and settled (as applicable), in whole or in part, followed by the cancellation of such awards upon or immediately prior to the effectiveness of such transaction or (d) may be settled for their intrinsic value (whether or not then vested or exercisable) in cash, cash equivalents, or equity (including cash or equity subject to deferred vesting and delivery consistent with vesting restrictions applicable to such awards or the underlying shares) followed by the cancellation of such awards, provided however, that such awards may be cancelled without consideration if such awards have no value, as determined by the Committee, in its discretion, in each case without the participant’s consent. The successor corporation may also issue, as replacement of our outstanding shares held by a participant, substantially similar shares, or other property subject to repurchase restrictions no less favorable to the participant. In the event such successor corporation refuses to assume, substitute or replace any award in accordance with the 2026 Plan, then notwithstanding any other provision in the 2026 Plan to the contrary, each such award shall become fully vested and, as applicable, exercisable and any rights of repurchase or forfeiture restrictions thereon will lapse, immediately prior to the consummation of the corporate transaction. Awards subject to performance-based vesting that are not assumed pursuant to the foregoing shall be deemed earned and vested at 100% of target level, unless otherwise indicated pursuant to the terms and conditions of the applicable award agreement.

If an award vests in lieu of assumption or substitution in connection with a corporate transaction as provided above, the board of directors or the Committee will notify the participant in writing or electronically that such award will be exercisable for a period of time determined by the board of directors or the Committee, in its sole discretion, and such award will terminate upon the expiration of such period without consideration. Any determinations by the board of directors or the Committee need not treat all outstanding awards in an identical manner, and shall be final and binding on each applicable participant.

The vesting of all awards granted to our non-employee directors under our 2026 Plan shall accelerate in full in the event of a corporate transaction.

Adjustment

In the event of a change in the number of outstanding shares of our common stock, without consideration, by reason of a stock dividend, extraordinary dividend or distribution (whether in cash, shares, or other property, other than a regular cash dividend), recapitalization, stock split, reverse stock split, subdivision, combination, consolidation reclassification, spin-off or similar change in our capital structure, appropriate proportional adjustments will be made to the number of shares reserved for issuance under our 2026 Plan; the exercise prices, number and class of shares subject to outstanding options or SARs; the number and class of shares subject to other outstanding awards; and any applicable maximum award limits with respect to incentive stock options.

Exchange, Repricing and Buyout of Awards

Without prior stockholder approval, our Committee may (a) reprice options or SARs (and where such repricing is a reduction in the exercise price, the consent of the affected Participants is not required) and (b) with the consent of the respective participants, pay cash or issue new awards in exchange for the surrender and cancellation of any or all outstanding awards.

Director Compensation Limit

No non-employee director may receive awards under our 2026 Plan in consideration for his or her service as a non-employee director with a grant date value that when combined with cash compensation received for his or her service as a non-employee director, exceeds $  in a calendar year or $  in the calendar year of his or her initial service as a non-employee director with us. Awards granted, or cash compensation paid, to an individual while he or she was serving in the capacity as an employee or in consideration of services as a consultant will not count for purposes of this limitation.

Clawback; Transferability

All awards will be subject to clawback or recoupment pursuant to any compensation clawback or recoupment policy adopted by our board of directors or our Committee or required by law, to the extent set forth in such policy.

Except in limited circumstances, awards granted under our 2026 Plan may generally not be transferred in any manner prior to vesting other than by will or by the laws of descent and distribution.

Foreign Award Recipients

In order to comply with the laws in other countries in which we and our subsidiaries and affiliates operate or have employees or other individuals eligible for awards, the Committee will have the power and authority to modify the terms and conditions of any award granted to individuals outside the United States to comply with applicable foreign laws, establish subplans and modify exercise procedures and other terms and procedures, and take any action that the Committee determines to be necessary or advisable to comply with any local governmental regulatory exemptions or approvals.

Amendment and Termination

Our board of directors may amend our 2026 Plan at any time, subject to stockholder approval as may be required. Our 2026 Plan will terminate ten years from the date our board of directors adopts the 2026 Plan, unless it is terminated earlier as provided by the terms of the 2026 Plan. No termination or amendment of the 2026 Plan may adversely affect any then-outstanding award without the consent of the affected participant, except as is necessary to comply with applicable laws or as otherwise provided by the terms of the 2026 Plan.

2026 Employee Stock Purchase Plan

We intend to adopt our 2026 Employee Stock Purchase Plan (ESPP) that will become effective on the date of the effectiveness of the registration statement of which this prospectus forms a part. Our ESPP will permit eligible employees to purchase shares of our common stock at a discount    with accumulated payroll deductions, beginning on a date to be determined by our board of directors or our Committee. Our ESPP is intended to qualify under Section 423 of the Code, provided that the Committee may adopt sub-plans under our ESPP designed to be outside of the scope of Section 423 of the Code for participants who are non-U.S. residents.

Shares Available

We have initially reserved      shares of our common stock for sale under our ESPP. The aggregate number of shares reserved for sale under our ESPP will increase automatically on January 1st of each of 2027 through 2036 by the number of shares equal to the lesser of     % of the aggregate number of shares of all classes of our common stock, plus the total number of shares of our common stock issuable upon conversion of any preferred stock (if any) or exercise of any pre-funded warrants, as issued and outstanding as of the immediately preceding December 31 (rounded to the nearest whole share) or a number of shares as may be determined by our board of directors or our Committee in any particular year. The aggregate number of shares issued over the term of our ESPP, subject to stock-splits, recapitalizations or similar events, may not exceed    shares of our common stock.

Administration

Our ESPP is expected to be administered by our Committee, or by our board of directors acting in place of our Committee. Among other things, the Committee will have the authority to determine eligibility for participation in the ESPP, designate separate offerings under the ESPP, and construe, interpret and apply the terms of the ESPP.

Eligibility

Employees eligible to participate in any offering pursuant to the ESPP generally include any employee that is employed by us or certain of our designated subsidiaries at the beginning of the offering period. However, our Committee may exclude the following employees from the ESPP (other than where such exclusion is prohibited by applicable law): employees who do not meet eligibility requirements that the Committee may choose to impose (within the limits permitted by the Code); employees who are not employed by the company or a designated subsidiary prior to the beginning of an offering period or prior to such other time period as specified by the Committee, employees who have been employed for less than two years, employees who are customarily employed for 20 hours or less per week, or for five months or less in a calendar year, certain “highly compensated” employees as determined in accordance with applicable tax laws, or employees resident in a foreign jurisdiction whose participation is either prohibited under local law, or where compliance with local law would violate Section 423 of the Code, may not be eligible to participate in the ESPP or individuals who provide services to the company or any of its designated subsidiaries who are reclassified as common law employees for any reason except for federal income and employment tax purposes. In addition, any employee who owns (or is deemed to own as a result of attribution) 5% or more of the total combined voting power or value of all classes of our capital stock, or the capital stock of one of our qualifying subsidiaries, or who will own such amount as a result of participation in the ESPP, will not be eligible to participate in the ESPP.

Offerings

Under our ESPP, eligible employees will be offered the option to purchase shares of our common stock at a discount over a series of offering periods, which may be consecutive or overlapping, through accumulated payroll deductions over the period. Each offering period may itself consist of one or more purchase periods. No offering period may be longer than 27 months.

Participation

Participating employees will be able to purchase the offered shares of our common stock by accumulating funds through payroll deductions. Participants may select a rate of payroll deduction between 1% and 15% of their compensation. A participant may not purchase more than      (or such higher or lower number of shares as may be determined by the Committee in its discretion) shares of our common stock during any one purchase period, and may not subscribe for more than $25,000 in fair market value of shares of our common stock (determined as of the date the offering period commences) in any calendar year in which the offering is in effect.

The purchase price for shares of our common stock purchased under the ESPP will be 85% of the lesser of the fair market value of our common stock on (i) the first trading day of the applicable offering period or (ii) the last trading day of each purchase period in the applicable offering period.

Once an employee becomes a participant in an offering period, the participant will be automatically enrolled in each subsequent offering period at the same contribution level. To the extent applicable, if the fair market value of our common stock on the first day of the current offering period in which a participant is enrolled is higher than the fair market value of our common stock on the last day of any applicable purchase period, then (i) after completion of the purchase on the purchase date of such purchase period, we will automatically withdraw the participant from the current offering period and the participant will be automatically enrolled in the subsequent offering period and (ii) any funds accumulated in a participant’s account prior to the first day of such subsequent offering period will be applied to the purchase of shares on the purchase date preceding the first day of such subsequent offering period. A participant may reduce his or her contribution in accordance with procedures set forth by the Committee and may withdraw from participation in the ESPP at any time prior to the end of an offering period, or such other time as may be specified by the Committee. Upon withdrawal, the accumulated payroll deductions will be returned to the participant without interest.

Adjustments Upon Recapitalization

If the number of outstanding shares of our common stock is changed by stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification or similar change in our capital structure without consideration, then our Committee will proportionately adjust the number and class of common stock that is available under the ESPP, the purchase price and number of shares any participant has elected to purchase as well as the maximum number of shares which may be issued under the ESPP and which may be purchased by participants.

Change of Control

In the event of a Corporate Transaction (as defined in the ESPP), each outstanding right to purchase common stock will be assumed or an equivalent option substituted by the successor corporation or a parent or a subsidiary of the successor corporation. In the event that the successor corporation refuses to assume or substitute for the purchase right, any offering period that commenced prior to the closing of the Corporate Transaction will be shortened and terminated on a new purchase date. The new purchase date will occur on or prior to the consummation of the Corporate Transaction, and the ESPP will terminate on the consummation of the Corporate Transaction.

Transferability

A participant may not assign, transfer, pledge or otherwise dispose of payroll deductions credited to his or her account, or any rights with regard to an election to purchase shares pursuant to the ESPP other than by will or the laws of descent or distribution.

Amendment; Termination

The Committee may amend, suspend or terminate the ESPP at any time without stockholder consent, except to the extent such amendment would increase the number of shares available for issuance under our ESPP, change the class or designation of employees eligible for participation in the plan or otherwise as required by law. If our ESPP is terminated, the Committee may elect to terminate all outstanding offering periods immediately, upon the next purchase date (which may be sooner than originally scheduled) or upon the last day of such offering period. If any offering period is terminated prior to its scheduled completion, all amounts credited to participants which have not been used to purchase shares will be returned to participants as soon as administratively practicable. Our ESPP will continue until the earlier to occur of (a) termination of the ESPP by the Committee, (b) issuance of all of the shares reserved for issuance under the ESPP, or the tenth anniversary of the effective date of the ESPP.

401(k) Plan

We sponsor a retirement savings plan that is intended to qualify for favorable tax treatment under Section 401(a) of the Code and contains a cash or deferred feature that is intended to meet the requirements of

Section 401(k) of the Code. We match portions of employees’ voluntary contributions. Participants may make pre-tax and certain after-tax (Roth) salary deferral contributions to the plan from their eligible earnings up to the statutorily prescribed annual limit under the Code. Participants who are projected to reach 50 years of age or older during a calendar year may contribute additional amounts based on the statutory limits for catch-up contributions. Participant contributions are held in trust as required by law.

Other Benefits

Our named executive officers are eligible to participate in our employee benefit plans on the same basis as our other employees, including our health and welfare plans.

Limitations on Liability and Indemnification Matters

Our restated certificate of incorporation that will become effective upon the completion of this offering contains provisions that limit the liability of our directors and officers for monetary damages to the fullest extent permitted by the Delaware General Corporation Law (DGCL). Consequently, our directors and officers will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors or officers, except liability for:

•	any breach of the director’s or officer’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	with respect to directors, unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•	or any transaction from which the director derived an improper personal benefit.

Our restated certificate of incorporation and our restated bylaws that will become effective upon the completion of this offering require us to indemnify our directors and officers to the maximum extent not prohibited by the DGCL and allow us to indemnify other employees and agents as set forth in the DGCL. Subject to certain limitations, our restated bylaws will also require us to advance expenses incurred by our directors and officers for the defense of any action for which indemnification is required or permitted, subject to very limited exceptions.

We have entered, and intend to continue to enter, into separate indemnification agreements with our directors, executive officers and certain of our key employees, in addition to the indemnification provided for in our restated certificate of incorporation and restated bylaws. These agreements, among other things, require us to indemnify our directors, officers and key employees for certain expenses, including attorneys’ fees, judgments, penalties, fines and settlement amounts actually incurred by these individuals in any action or proceeding arising out of their service to us or any of our subsidiaries or any other company or enterprise to which these individuals provide services at our request. Subject to certain limitations, our indemnification agreements also require us to advance expenses incurred by our directors, officers and key employees for the defense of any action for which indemnification is required or permitted.

We believe that these indemnification provisions and agreements are necessary to attract and retain qualified directors, officers and key employees. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our restated certificate of incorporation and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions.

At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Compensation Recovery Policy

In connection with the completion of this offering, our board of directors intends to adopt a compensation recovery policy (Compensation Recovery Policy) which will become effective upon the effectiveness of this registration statement. The Compensation Recovery Policy is in accordance with the final rules regarding recovery of erroneously awarded executive officer compensation in connection with an accounting restatement, as adopted by the SEC in October 2022, and consistent with the corresponding listing standards (together, the Clawback Rules). Pursuant to the Compensation Recovery Policy, and subject to certain limited exceptions in the Clawback Rules, in the event we are required to restate our consolidated financial statements, we are required to recoup erroneously awarded incentive-based compensation (as described in the Clawback Rules), including both cash and equity compensation paid to any current or former executive officer (as described in the Clawback Rules) during the three completed fiscal years immediately prior to the date the accounting restatement was required. The amount recoverable is the amount of any incentive-based compensation received by the executive officer based on the consolidated financial statements prior to the restatement that exceeds the amount that such executive officer would have received had the incentive-based compensation been determined based on the financial restatement.

Equity Award Grant Practices

We grant equity awards on a discretionary basis in connection with certain events such as the commencement or anniversary of employment, promotion, high performance, or the closing of an acquisition. We do not grant awards in anticipation of the release of material nonpublic information, and we do not time the release of material nonpublic information for the purpose of affecting the value of any equity awards or executive compensation.

Rule 10b5-1 Plans

Our directors, officers and key employees may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades under parameters established by the director or officer when entering into the plan, without further direction from the director or officer. The director or officer may amend or terminate a Rule 10b5-1 plan, subject to certain requirements. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material nonpublic information, subject to compliance with the terms of our insider trading policy and any applicable Rule 10b5-1 guidelines. Prior to 180 days after the date of the completion of this offering, subject to early termination, the sale of any shares under such Rule 10b5-1 plan would be subject to the lock-up agreement that our directors and executive officers have entered into with the underwriters in connection with this offering.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements, including any employment, termination of employment and change in control arrangements, with our directors and executive officers, including those discussed in the sections titled “Management” and “Executive Compensation,” the following is a description of each transaction since January 1, 2023 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amounts involved exceeded or will exceed the lesser of $120,000 and 1% of our total assets at year-end for the last two completed fiscal years; and

•

any of our directors, executive officers or holders of more than 5% of our capital stock, or an affiliate or immediate family member of the foregoing persons, had or will have a direct or indirect material interest.

Agreements with Alamar

We are party to several agreements with Alamar Biosciences, Inc. (Alamar), which is a beneficial owner of more than 5% of our capital stock. Yuling Luo, a member of our board of directors, is the founder, Chairman and Chief Executive Officer of Alamar.

In December 2022, in connection with our formation, we issued 7,437,877 shares of our common stock to Alamar pursuant to a stock issuance agreement. In June 2023, we entered into the License Agreement with Alamar. In consideration for the rights granted under the License Agreement, we issued an additional 22,562,123 shares of our common stock to Alamar. See “Business—Alamar Platform License Agreement” for additional information.

Additionally, in June 2023, we entered into a services agreement with Alamar, pursuant to which Alamar provides us with certain non-research-based, operational services (the Services Agreement). Under the terms of the Service Agreement, we pay Alamar approximately $25,000 per month in connection with the services Alamar provides under the Services Agreement, and have paid Alamar approximately an aggregate of $0.5 million to date.

In June 2023, we entered into a sublease agreement with Alamar (as amended, the Sublease Agreement), pursuant to which we leased office and laboratory space in Fremont, California until March 2025, for $49,044 in initial rent per month which increased to $63,261 in rent per month pursuant to subsequent amendments. We paid Alamar approximately $1.7 million in aggregate under the Sublease Agreement for rent expense and certain rent-related charges such as common area maintenance charges and utilities.

Furthermore, in February 2024, we entered into a platform service agreement with Alamar, pursuant to which Alamar provides us with certain research-related services (the Platform Service Agreement). Under the terms of the Platform Service Agreement, we have paid Alamar approximately an aggregate of $211,500 to date.

Series A Redeemable Convertible Preferred Stock Financing

In two closings in June 2023 and January 2024, we sold and issued 30,425,000 shares of our Series A-1 redeemable convertible preferred stock (Series A-1 Preferred Stock) at a price per share of $1.00 and 27,659,090 shares of our Series A-2 redeemable convertible preferred stock (Series A-2 Preferred Stock and, together with the Series A-1 Preferred Stock, the Series A Preferred Stock) at a price per share of $1.10 for total gross proceeds of approximately $60.8 million (the Series A Preferred Stock Financing). Each share of our Series A Preferred Stock will automatically convert into one share of our common stock in connection with the completion of this offering. Pursuant to the current investors’ rights agreement, as described below, holders of our Series A Preferred Stock are entitled to certain registration rights. See the section titled “Description of Capital Stock—Registration Rights” for additional information.

The following table summarizes the Series A Preferred Stock purchased by members of our board of directors or their affiliates and holders of more than 5% of our outstanding capital stock. Please refer to the section titled “Principal Stockholders” for additional information regarding the shares held by these entities.

Name of Stockholder	Shares of Series A Preferred Stock	Total Cash Purchase Price
Frazier Life Sciences XI, L.P.(1)	31,022,727	$32,500,000
venBio Global Strategic Fund IV, L.P.(2)	21,477,273	$22,500,000

(1)

Consists of shares of our Series A Preferred Stock purchased by Frazier Life Sciences XI, L.P., which beneficially owns more than 5% of our outstanding capital stock. James Topper, a member of our board of directors, is affiliated with Frazier Life Sciences XI, L.P.

(2)

Consists of shares of our Series A Preferred Stock purchased by venBio Global Strategic Fund IV, L.P., which beneficially owns more than 5% of our outstanding capital stock. Aaron Royston, a member of our board of directors, is affiliated with venBio Global Strategic Fund IV, L.P.

Series B Redeemable Convertible Preferred Stock Financing

In two closings in May 2024 and January 2025, we sold and issued an aggregate of 76,363,636 shares of our Series B redeemable convertible preferred stock (Series B Preferred Stock) at a price per share of $1.375 for total gross proceeds of approximately $105.0 million (the Series B Preferred Stock Financing). The Series B Financing is split into two equal tranches of $52.5 million. The first tranche funded on May 1, 2024. The second tranche funded on January 21, 2025. Each share of our Series B Preferred Stock will automatically convert into one share of our common stock in connection with the completion of this offering.

Pursuant to the current investors’ rights agreement, as described below, holders of our Series B Preferred Stock are entitled to certain registration rights. See the section titled “Description of Capital Stock—Registration Rights” for additional information.

Name of Stockholder	Shares of Series B Preferred Stock	Total Cash Purchase Price
Entities affiliated with Goldman Sachs & Co. LLC(1)	18,181,830	$25,000,016
Frazier Life Sciences XI, L.P.(2)	11,054,544	$15,199,998
venBio Global Strategic Fund IV, L.P.(3)	7,636,362	$10,499,998

(1)

Consists of shares of our Series B Preferred Stock purchased by West Street Life Sciences I, LP, WSLS Offshore Investments, SLP, WSLS Emp Onshore Investments, L.P., WSLS Emp Offshore Investments, L.P. and Broad Street Principal Investments LLC, which together with their affiliates, hold more than 5% of our outstanding capital stock. Colin Walsh, a member of our board of directors, is affiliated with Goldman Sachs & Co. LLC.

(2)

Consists of shares of our Series B Preferred Stock purchased by Frazier Life Sciences XI, L.P., which beneficially owns more than 5% of our outstanding capital stock. James Topper, a member of our board of directors, is affiliated with Frazier Life Sciences XI, L.P.

(3)

Consists of shares of our Series B Preferred Stock purchased by venBio Global Strategic Fund IV, L.P., which beneficially owns more than 5% of our outstanding capital stock. Aaron Royston, a member of our board of directors, is affiliated with venBio Global Strategic Fund IV, L.P.

Series C Redeemable Convertible Preferred Stock Financing

In March 2025, we sold and issued an aggregate of 65,454,544 shares of our Series C redeemable convertible preferred stock (Series C Preferred Stock) at a price per share of $1.375 for total gross proceeds of approximately $90.0 million (the Series C Preferred Stock Financing). Each share of our Series C Preferred Stock will automatically convert into one share of our common stock in connection with the completion of this offering. Pursuant to the IRA, as described below, holders of our Series C Preferred Stock are entitled to certain registration rights. See the section titled “Description of Capital Stock—Registration Rights” for additional information.

The following table summarizes the Series C Preferred Stock purchased by members of our board of directors or their affiliates and holders of more than 5% of our outstanding capital stock. Please refer to the section titled “Principal Stockholders” for additional information regarding the shares held by these entities.

Name of Stockholder	Shares of Series C Preferred Stock	Total Cash Purchase Price
Deep Track Biotechnology Master Fund, Ltd(1)	18,181,818	$25,000,000
Frazier Life Sciences XI, L.P.(2)	8,930,685	$12,279,692
venBio Global Strategic Fund IV, L.P.(3)	6,179,219	$8,496,426
Entities affiliated with Goldman Sachs & Co. LLC(4)	4,445,275	$6,112,253

(1)

Consists of shares of our Series C Preferred Stock purchased by Deep Track Biotechnology Master Fund, Ltd, which beneficially owns more than 5% of our outstanding capital stock. Rebecca Luse, a member of our board of directors, is affiliated with Deep Track Biotechnology Master Fund, Ltd.

(2)

Consists of shares of our Series C Preferred Stock purchased by Frazier Life Sciences XI, L.P., which beneficially owns more than 5% of our outstanding capital stock. James Topper, a member of our board of directors, is affiliated with Frazier Life Sciences XI, L.P.

(3)

Consists of shares of our Series C Preferred Stock purchased by venBio Global Strategic Fund IV, L.P., which beneficially owns more than 5% of our outstanding capital stock. Aaron Royston, a member of our board of directors, is affiliated with venBio Global Strategic Fund IV, L.P.

(4)

Consists of shares of our Series C Preferred Stock purchased by West Street Life Sciences I, LP, WSLS Offshore Investments, SLP, WSLS Emp Onshore Investments, L.P., WSLS Emp Offshore Investments, L.P. and Broad Street Principal Investments LLC, which together with their affiliates, hold more than 5% of our outstanding capital stock. Colin Walsh, a member of our board of directors, is affiliated with Goldman Sachs & Co. LLC.

Investors’ Rights Agreement

In connection with our Series C Preferred Stock financing, we entered into the IRA with certain holders of our redeemable convertible preferred stock, including entities with which certain of our directors are affiliated and who hold more than 5% of our outstanding common stock. Under the IRA, these stockholders are entitled to rights with respect to the registration of their shares under the Securities Act following this offering, and the registration rights provisions included in the IRA will not terminate as a result of this offering. See the section titled “Description of Capital Stock—Registration Rights” for additional information.

Indemnification Agreements

We have entered into, and in connection with this offering we intend to enter into, indemnification agreements with each of our directors and executive officers. The indemnification agreements, our restated certificate of incorporation and our restated bylaws will require us to indemnify our directors to the fullest extent permitted by Delaware law. Subject to certain limitations, our restated bylaws also require us to advance expenses incurred by our directors and executive officers. See the section titled “Executive Compensation—Limitations on Liability and Indemnification Matters” for additional information.

Policies and Procedures for Related Party Transactions

In connection with this offering, we intend to adopt a written related person transactions policy that provides that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of our common stock, and any members of the immediate family of and any entity affiliated with any of the foregoing persons, are not permitted to enter into a material related person transaction with us without the review and approval of our audit committee, or a committee composed solely of independent directors in the event it is inappropriate for our audit committee to review such transaction due to a conflict of interest. We expect the policy to provide that any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of our common stock or with any of their immediate family members or affiliates in which the amount involved exceeds $120,000 will be presented to our audit committee (or the committee composed solely of independent directors, if applicable) for review, consideration and approval. In approving or rejecting any such proposal, we expect that our audit committee (or the committee composed solely of independent directors, if applicable) will consider the relevant facts and circumstances available and deemed relevant to the audit committee (or the committee composed solely of independent directors, if applicable), including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction.

PRINCIPAL STOCKHOLDERS

The following table and accompanying footnotes set forth certain information with respect to the beneficial ownership of shares of our common stock as of     , 2026, and as adjusted to reflect the shares of our common stock to be issued and sold in this offering, for:

•	each of our directors;

•	each of our named executive officers;

•	all of our current directors and executive officers as a group; and

•	each person, or group of affiliated persons, known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, to our knowledge, the persons and entities named in the table below have sole voting and sole investment power with respect to all shares of our common stock that they beneficially owned, subject to applicable community property laws.

The percentage of shares beneficially owned prior to this offering is based on (i)     shares of our common stock outstanding as of  , 2026, including shares of unvested restricted stock subject to repurchase and (ii) the automatic conversion of all outstanding shares of our redeemable convertible preferred stock as of into an aggregate of      shares of our common stock in connection with the completion of this offering. The percentage of beneficial ownership after this offering is based on      shares of our common stock outstanding, assuming (i) the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into shares of our common stock as described above and (ii) the issuance of      shares of our common stock in this offering, assuming that the underwriters do not exercise their over-allotment option in part or in full. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to stock options held by that person or entity that are currently exercisable or that will become exercisable within 60 days of     , 2026. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Attovia Therapeutics, Inc., 1091 Industrial Road, San Carlos, California 94070.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
		Before Offering	After Offering
Greater than 5% Stockholders
Frazier Life Sciences XI, L.P.(1)		%	%
Alamar HoldCo, LLC(2)		%	%
venBio Global Strategic Fund IV, L.P.(3)		%	%
Entities affiliated with Goldman Sachs & Co. LLC(4)		%	%
Deep Track Biotechnology Master Fund, Ltd(5)		%	%

Directors and Named Executive Officers
Tao Fu(6)		%	%
Petter Veiby(7)		%	%
Hubert Chen(8)		%	%
Mitchell Gold(9)		%	%
Yuling Luo(10)		%	%
Rebecca Luse(11)		%	%

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
		Before Offering	After Offering
Aaron Royston(12)		%	%
James Topper		%	%
Colin Walsh(13)		%	%
Angie You(14)		%	%
All executive officers and directors as a group (12 persons)(15)		%	%

*	Represents beneficial ownership of less than 1%.
(1)

Consists of    shares of common stock held by Frazier Life Sciences XI, L.P. (FLS XI). FHMLS XI, L.P. (FHMLS XI) is the general partner of FLS XI, and FHMLS XI, L.L.C. is the general partner of FHMLS XI. FHMLS XI, L.L.C. is managed by an investment committee of three managing partners that acts by majority vote. Accordingly, no members of such committee are attributed beneficial ownership of the securities directly held by FLS XI. The address for each of the aforementioned entities is c/o Frazier Life Sciences, 1001 Page Mill Rd., Building 4, Suite B, Palo Alto, CA 94304. Each of the individual members of the investment committee of FHMLS XI, L.L.C., including Dr. Topper, declines beneficial ownership of the holdings of FLS XI except to the extent of his pecuniary interest therein.

(2)	Consists of shares of common stock held directly by Alamar HoldCo, LLC. The address for the entities is 47071 Bayside Pkwy, Fremont, CA 94538.
(3)

Consists of    shares of common stock held by venBio Global Strategic Fund IV, L.P. (venBio). VenBio Global Strategic GP IV, LLC (GP IV) is the sole general partner of venBio. Robert Adelman, Richard Gaster, Aaron Royston, and Corey Goodman are members of GP IV, and therefore, Mr. Adelman, Mr. Goodman, Mr. Gaster, Mr. Royston and GP IV may be deemed to share voting and investment power with regard to the shares of common stock held by venBio. The address for each of the aforementioned entities is c/o venBio Partners, LLC, 1700 Owens Street, Suite 595, San Francisco, CA 94158.

(4)

Consists of (1)    shares of common stock held by Broad Street; (2)    shares of common stock held by WS I; (3)    shares of common stock held by WSLS Off; (4)    shares of common stock held by WSLS On; and (5)    shares of common stock held by WSLS OS. Broad Street is a wholly owned subsidiary of Goldman Sachs & Co., LLC and may be a beneficial owner of common stock held by Broad Street. The address for each of the aforementioned entities is c/o Goldman Sachs & Co. LLC, 200 West Street, 28th Floor, New York, NY 10282.

(5)	Consists of (1) shares of common stock held by Deep Track Biotechnology Master Fund, Ltd. The address for the entity is 200 Greenwich Avenue, 3rd Floor, Greenwich, CT 06830.
(6)	Consists of (1) shares of common stock held directly by Mr. Fu; and (2) shares of common stock underlying stock options to purchase shares of common stock that are exercisable within 60 days of .
(7)	Consists of (1) shares of common stock held directly by Mr. Veiby; and (2) shares of common stock underlying stock options to purchase shares of common stock that are exercisable within 60 days of .
(8)	Consists of (1) shares of common stock held directly by Dr. Chen; and (2) shares of common stock underlying stock options to purchase shares of common stock that are exercisable within 60 days of .
(9)	Consists of shares of common stock underlying stock options to purchase shares of common stock that are exercisable within 60 days of .
(10)

Dr. Luo is the Chief Executive Officer of Alamar Biosciences, Inc., and disclaims beneficial ownership of shares of common stock held by Alamar Biosciences, Inc. and Alamar Holdco, LLC, as described in footnote 12 below. The address for Mr. Luo is c/o Alamar Biosciences, Inc., 47071 Bayside Pkwy, Fremont, CA 94538.

(11)	Consists of shares of common stock underlying stock options to purchase shares of common stock that are exercisable within 60 days of .
(12)	Consists of (1) shares of common stock held directly by Dr. Royston; and (2) shares of common stock underlying stock options to purchase shares of common stock that are exercisable within 60 days of .
(13)

Dr. Walsh is a Managing Director of Goldman Sachs & Co. LLC, and therefore, he may be deemed to share voting and investment power with regard to shares of common stock held by the affiliated entities of Goldman & Sachs Co LLC, as described in footnote (4) above. The address for Dr. Walsh is c/o Goldman Sachs & Co. LLC, 200 West Street, 28th Floor, New York, NY 10282.

(14)	Consists of (1) shares of common stock held directly by Dr. You; and (2) shares of common stock underlying stock options to purchase shares of common stock that are exercisable within 60 days of .
(15)

This total includes the securities beneficially owned by all of our directors and officers as a group, including, without limitation, the securities described in footnotes (6) through (14). It also includes an aggregate: (1)    shares of common stock; and (2)    shares of common stock underlying stock options to purchase shares of common stock that are exercisable within 60 days of    .

DESCRIPTION OF CAPITAL STOCK

The following description summarizes the most important terms of our capital stock, as will be in effect following this offering. Because it is only a summary, it does not contain all the information that may be important to you. We expect to adopt a restated certificate of incorporation and restated bylaws that will become effective upon the completion of this offering, and this description summarizes provisions that are expected to be included in these documents. For a complete description, you should refer to our restated certificate of incorporation and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.

General

Upon the completion of this offering, our authorized capital stock will consist of      shares of our common stock, $0.0001 par value per share, and      shares of our undesignated preferred stock, $0.0001 par value per share.

Pursuant to the provisions of our current certificate of incorporation, all of our redeemable convertible preferred stock will automatically convert into common stock in connection with the completion of this offering. Our Series A-1 Preferred Stock, our Series A-2 Preferred Stock, our Series B Preferred Stock and our Series C Preferred Stock will convert at a ratio of 1-for-1. Assuming the effectiveness of this conversion as of March 31, 2026, there were      shares of our common stock issued, held by approximately      stockholders of record, and no shares of our redeemable convertible preferred stock outstanding. Our board of directors is authorized, without stockholder approval, to issue additional shares of our capital stock.

Common Stock

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See the section titled “Dividend Policy” for additional information.

Voting Rights

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our restated certificate of incorporation, which means that holders of a majority of the shares of our common stock will be able to elect all of our directors. Our restated certificate of incorporation will establish a classified board of directors, to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares our of preferred stock.

Preferred Stock

After the completion of this offering, no shares of our preferred stock will be outstanding. Pursuant to our restated certificate of incorporation that will become effective upon the completion of this offering, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of their qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors will also be able to increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding and not above the number of shares of that series authorized, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our Company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

Stock Options

As of March 31, 2026, we had outstanding options to purchase an aggregate of     shares of our common stock, with a weighted-average exercise price of $      per share under our 2023 Plan.

Registration Rights

Pursuant to the terms of the IRA immediately following this offering, the holders of      shares of our common stock will be entitled to rights with respect to the registration of such shares under the Securities Act as described below. We refer to these shares collectively as registrable securities.

These rights are provided under the terms of the IRA between us and the holders of these shares, which was entered into in connection with our redeemable convertible preferred stock financings prior to this offering.

Demand Registration Rights

Beginning from the earlier of five years after March 31, 2026 or 180 days after the effective date of this registration statement, the holders of a majority of the registrable securities issued or issuable upon conversion of shares of preferred stock may make a request to us for the registration under the Securities Act of at least 40% of the registrable securities then outstanding. Within 10 days after the date such request is given, we are obligated to provide notice of such request to all holders of registrable securities other than the holders that initiated the request and, as soon as practicable and in any event within 60 days after the date such request is given, file a Form S-1 registration statement under the Securities Act covering all registrable securities that the initiating holders requested to be registered and any additional registrable securities requested to be included in such registration by any other holders. We are only required to file two registration statements that are declared effective upon exercise of these demand registration rights. We may postpone taking action with respect to such filing not more than once during any 12-month period for a total period of not more than 90 days, if after receiving a request for registration, we furnish to the holders requesting such registration a certificate signed by our Chief Executive Officer stating that, in the good faith judgment of our board of directors, it would be materially detrimental to us. Such Form S-1 demand registration rights shall not be made available to any holder that is (i) any individual, corporation, partnership, trust, limited liability company, association or other entity or government that is a “foreign person” within the meaning of Section 721 of the Defense Product Act, as amended (the DPA) or (ii) any individual, corporation, partnership, trust, limited liability company, association or other entity through whose investment a “foreign person” within the meaning of the DPA would obtain any DPA triggering rights, which mean (A) “control” as defined in the DPA, (B) access to any “material non-public technical information” as defined in the DPA in the possession of the Company, (C) membership or observer rights on the board of directors or the right to nominate an individual to a position on the board of directors, (D) any involvement, other than through the voting of shares, in substantive decision-making of the Company regarding (1) the use, development, acquisition or release of any Company “critical technology” as defined in the DPA, (2) the use, development, acquisition, safekeeping or release of “sensitive personal data” as defined in the DPA of U.S. citizens maintained or collected by the Company or (3) the management, operation, manufacture or supply of “covered investment critical infrastructure” as defined in the DPA.

The underwriters of any underwritten offering will have the right to limit the number of shares registered by these holders if they determine that marketing factors require limitation, in which case the number of shares to be registered will be apportioned, in proportion (as nearly as practicable), to the number of registrable securities owned by each holder or in such other proportion as shall mutually be agreed to by all such selling holders. However, the number of shares to be registered by these holders cannot be reduced unless all other securities are first entirely excluded from the underwriting.

Form S-3 Registration Rights

The holders of at least 30% of the then-outstanding registrable securities can request that we register all or part of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3, including for an offering to be made on a continuous or delayed basis pursuant to Rule 415 of the Securities Act, and if the anticipated aggregate price to the public of the shares offered, net of selling expenses, is at least $5.0 million. Within 10 days after such request is given, we are obligated to provide notice of such request to all holders of registrable securities other than the initiating holders and as soon as practicable and in any event within 45 days, file a Form S-3 registration statement covering all registrable securities that the initiating holders requested to be registered and any additional registrable securities requested to be included in such registration by any other holders. We are only required to file two registration statements on Form S-3 in a 12-month period. We may postpone taking action with respect to such filing not more than once during any 12-month period for a period of not more than 90 days if, after receiving a request for registration, we furnish to the holders requesting such registration a certificate signed by our Chief Executive Officer stating that, in the good faith judgment of our board of directors, it would be materially detrimental to us; provided that we may not register any securities for our own account or that of any other stockholder during such 90-day period other than under certain circumstances. In the case of a registration statement on Form S-3, to the extent the Company is then a “well-known seasoned issuer,” we are obligated to file and cause to be immediately effective an automatic registration statement as defined in Rule 405 of the Securities Act.

The underwriters of any underwritten offering will have the right to limit the number of shares registered by these holders if they determine that marketing factors require limitation, in which case the number of shares to be registered will be apportioned, in proportion (as nearly as practicable), to the number of registrable securities owned by each holder or in such other proportion as shall mutually be agreed to by all such selling holders. However, the number of shares to be registered by these holders cannot be reduced unless all other securities are first entirely excluded from the underwriting.

Piggyback Registration Rights

If we register any of our securities for public sale solely for cash, holders of then-outstanding registrable securities or their permitted transferees will have the right to include their registrable securities in the registration statement. However, this right does not apply to our first underwritten public offering of our common stock under the Securities Act. If the underwriters determine that less than all the registrable securities requested to be registered can be included in the offering, the number of registrable shares to be registered will be allocated among holders of our registrable securities, in proportion (as nearly as practicable) to the amount of registrable securities owned by each such holder or in such other proportions as shall mutually be agreed to by all such holders. However, the number of shares to be registered by holders of registrable securities cannot be reduced unless all other securities (other than as offered by us) are first entirely excluded. The number of registrable securities included in the offering may not be reduced below 30% of the total number of securities included in such offering, except for in connection with an initial public offering, in which case the selling holders may be excluded further if the underwriters make the determination described above and no other stockholder’s securities are included in such offering. If a holder elects not to include all of its registrable securities in any registration statement thereafter filed by us, such holder will nevertheless continue to have the right to include any registrable securities in a subsequent registration statement or registration statements as may be filed by us with respect to offerings or our securities, subject to the terms and conditions of the IRA.

Expenses of Registration Rights

We generally will pay all expenses, other than underwriting discounts and selling commissions, incurred in connection with each of the registrations described above, including all registration, filing and qualification fees; printers’ and accounting fees; fees and disbursements of our counsel; and the reasonable fees and disbursements, not to exceed $50,000, of one counsel for the selling holders, provided, however, that the registrations described above are not subsequently withdrawn at the request of the holders of a majority of the registrable securities to be registered (in which case all selling holders shall bear such expenses pro rata based upon the number of registrable securities that were to be included in the withdrawn registration) unless the holders of a majority of the registrable securities agree to forfeit their right to a registration as described above.

Expiration of Registration Rights

The registration rights described above will expire, with respect to any particular holder of these rights, on the earliest to occur of (i) the closing of a deemed liquidation event, as defined in our restated certificate of incorporation, in which the consideration received by the investors in such deemed liquidation event is in the form of cash and/or publicly traded securities, or if the investors receive registration rights from the acquiring company or other successor to us reasonably comparable to those set forth in the IRA, (ii) such time after this offering as the registrable securities held by such holder may be sold within any three-month period without restriction pursuant to Rule 144 or a similar exemption under the Securities Act (and without the requirement for us to be in compliance with the current public information required under Rule 144(c)(1) of the Securities Act) and such holder (together with its affiliates, as that term is defined under Rule 144 of the Securities Act) hold less than one percent of our outstanding capital stock, or (iii) the fifth anniversary of this offering (or such later date that is 180 days following the expiration of all deferrals of our obligations pursuant to the IRA that remain in effect as of the fifth anniversary of the initial public offering).

Anti-Takeover Provisions

The provisions of the DGCL, our restated certificate of incorporation and our restated bylaws, as we expect they will be in effect upon the completion of this offering, could have the effect of delaying, deferring or discouraging another person from acquiring control of our Company. These provisions, which are summarized below, may have the effect of discouraging takeover bids. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date on which the person became an interested stockholder unless:

•

prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (i) shares owned by persons who are directors and also executive officers and (ii) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66.67% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction or series of transactions together resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 of the DGCL may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Restated Certificate of Incorporation and Restated Bylaw Provisions

Our restated certificate of incorporation and our restated bylaws, as we expect they will be in effect upon the completion of this offering, include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our Company, including the following:

•

Board of Directors Vacancies. Our restated certificate of incorporation and restated bylaws will authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors is permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors but promotes continuity of management.

•

Classified Board. Our restated certificate of incorporation and restated bylaws will provide that our board of directors is classified into three classes of directors, each with staggered three-year terms. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors. See the section titled “Management—Classified Board of Directors” for additional information.

•

Stockholder Action; Special Meetings of Stockholders. Our restated certificate of incorporation will provide that our stockholders may not take action by written consent but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our restated bylaws. Further, our restated certificate of incorporation and restated bylaws will provide that special meetings of our stockholders may be called only by a majority of our board of directors, the Chairman of our board of directors, our Chief Executive Officer or our President, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

•

Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our restated bylaws also will specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our Company.

•

No Cumulative Voting. The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our restated certificate of incorporation and restated bylaws will not provide for cumulative voting.

•

Directors Removed Only for Cause. Our restated certificate of incorporation will provide that stockholders may remove directors only for cause and only by the affirmative vote of the holders of at least two-thirds of our outstanding common stock.

•

Amendment of Charter Provisions. Any amendment of the above expected provisions in our restated certificate of incorporation will require approval by the holders of at least two-thirds of our outstanding common stock, unless such amendments are approved by two thirds of our entire board of directors, in which case stockholders can approve by a simple majority.

•

Issuance of Undesignated Preferred Stock. Our board of directors has the authority, without further action by the stockholders, to issue up to      shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by merger, tender offer, proxy contest or other means.

•

Choice of Forum. Our restated bylaws will provide that, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, our restated certificate of incorporation or our restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. Our restated bylaws will also provide that the federal district courts of the United States of America will, to the fullest extent permitted by law, be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, which we refer to as a Federal Forum Provision. Our decision to adopt a Federal Forum Provision followed a decision by the Supreme Court of the State of Delaware holding that such provisions are facially valid under Delaware law. While there can be no assurance that federal courts or other state courts will follow the holding of the Delaware Supreme Court or determine that the Federal Forum Provision should be enforced in a particular case, application of the Federal Forum Provision means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court. While neither the exclusive forum provision nor the Federal Forum Provision applies to suits brought to enforce any duty or liability created by the Exchange Act, Section 27 of the Exchange

Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder also must be brought in federal court. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder. Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to our exclusive forum provisions, including the Federal Forum Provision. These provisions may limit a stockholder’s ability to bring a claim in a judicial forum of their choosing for disputes with us or our directors, executive officers, other employees or agents of our Company, which may discourage lawsuits against us and our directors, executive officers and other employees.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be     . The transfer agent and registrar’s address is     .

Listing

We intend to apply to list our common stock on the Nasdaq Global Market under the symbol “ATTO,” and this offering is contingent upon obtaining such approval.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of our common stock, including shares issued upon exercise of outstanding options, in the public market following this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.

Upon the completion of this offering, based on      shares of our capital stock outstanding as of March 31, 2026, including      shares of unvested restricted stock subject to repurchase, we will have a total of      shares of our common stock outstanding, assuming (i) the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into an aggregate of      shares of our common stock and (ii) the issuance of      shares of common stock in this offering, assuming that the underwriters do not exercise their over-allotment option in part or in full. Of these outstanding shares, all of the shares of our common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act can only be sold in compliance with the Rule 144 limitations described below.

The remaining      outstanding shares of our common stock will be deemed “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 promulgated under the Securities Act, which rules are summarized below. In addition, substantially all of our security holders have, or will have, entered into market standoff agreements with us or lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our stock for at least 180 days following the date of this prospectus, as described below.

Lock-Up Agreements

We, our officers, directors and holders of substantially all of our securities, have agreed with the underwriters that for a period of 180 days, after the date of this prospectus, among other things and subject to certain exceptions, we or they will not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to sell, or otherwise dispose of or transfer any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, request or demand that we file a registration statement related to our common stock or enter into any swap or other agreement that transfers to another, in whole or in part, directly or indirectly, the economic consequence of ownership of the common stock, or publicly declare an intention to do any of the foregoing. Upon expiration of the lock-up period, certain of our stockholders will have the right to require us to register their shares under the Securities Act. See the subsection titled “Registration Rights” below and the section titled “Description of Capital Stock—Registration Rights.”

Morgan Stanley & Co. LLC, Leerink Partners LLC, Citigroup Global Markets Inc. and RBC Capital Markets, LLC may, in their sole discretion and at any time or from time to time before the termination of the lock-up period, in certain cases without public notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our stockholders who will execute a lock-up agreement providing consent to the sale of shares prior to the expiration of the lock-up period. See the section titled “Underwriters” for additional information.

Upon the expiration of the lock-up period, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above.

Rule 144

In general, Rule 144 provides that once we have been subject to public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares of our common stock proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, Rule 144 provides that our affiliates or persons selling shares of our common stock on behalf of our affiliates are entitled to sell upon expiration of the lock-up and market standoff agreements described above, within any three-month period, a number of shares of our common stock that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after the completion of this offering; or

•	the average reported weekly trading volume of shares of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares of our common stock on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our Company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits our affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701 and are subject to the lock-up and market standoff agreements described above.

Form S-8 Registration Statement

In connection with this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of our common stock subject to outstanding options, outstanding shares of restricted stock and the shares of our common stock reserved for issuance under our equity incentive plans. We expect to file this registration statement as soon as permitted under the Securities Act. However, the shares registered on Form S-8 held by affiliates may be subject to the volume limitations and the manner of sale, notice and public information requirements of Rule 144 and will not be eligible for resale until expiration of the lock-up and market standoff agreements to which they are subject. Of the      shares of our common stock that were subject to options outstanding as of March 31, 2026, options to purchase      shares of common stock were vested as of March 31, 2026. Shares of our common stock underlying outstanding options will not be eligible for sale until the expiration of the lock-up and market standoff agreements to which they are subject.

Registration Rights

We have granted demand, piggyback and Form S-3 registration rights to certain of our stockholders to sell our common stock. Registration of the sale of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See the section titled “Description of Capital Stock—Registration Rights” for additional information.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following summary describes the material U.S. federal income tax consequences of the ownership and disposition of shares of our common stock acquired in this offering by Non-U.S. Holders (as defined below). This discussion does not address all aspects of U.S. federal income taxation relating thereto, does not discuss the potential application of the alternative minimum tax or Medicare contribution tax on net investment income, and does not deal with state or local tax laws, any U.S. federal non-income tax laws such as gift and estate tax laws, except to the limited extent provided below, or any non-U.S. tax laws that may be relevant to Non-U.S. Holders in light of their particular circumstances.

Special rules different from those described below may apply to certain Non-U.S. Holders that are subject to special treatment under the U.S. Internal Revenue Code of 1986, as amended (the Code), such as:

•	insurance companies, banks, investment funds and other financial institutions;

•	tax-exempt organizations (including private foundations) and tax-qualified retirement plans;

•	foreign governments and international organizations;

•	broker-dealers and traders in securities;

•	certain former citizens or long-term residents of the United States;

•	persons required for U.S. federal income tax purposes to conform the timing of income accruals to their financial statements under Section 451(b) of the Code;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;

•	persons that own, or are deemed to own, actually or constructively (including but not limited for purposes of Section 897 of the Code), more than 5% of our common stock;

•	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	persons that hold our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment or other risk reduction strategy;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes); and

•

partnerships and other entities or arrangements treated as pass-through entities for U.S. federal income tax purposes, and investors in such entities (regardless of their places of organization or formation).

Such Non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of the partnership and the partners thereof generally will depend on the status of the partner and the activities of the partnership. Partnerships holding our common stock and the partners in such partnerships are urged to consult their tax advisors about the particular U.S. federal income tax consequences to them of holding and disposing of our common stock.

Furthermore, the discussion below is based upon the provisions of the Code, U.S. Treasury Regulations promulgated thereunder, published rulings and administrative pronouncements of the U.S. Internal Revenue Service (IRS), and judicial decisions, in each case as of the date hereof, and such authorities may be repealed, revoked or modified, possibly retroactively, or could be subject to differing interpretations which could result in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences described herein, or that any such contrary position would not be sustained by a court.

PROSPECTIVE INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK PURSUANT TO THIS OFFERING SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION, INCLUDING ANY STATE, LOCAL OR NON-U.S. TAX CONSEQUENCES OR ANY U.S. FEDERAL NON-INCOME TAX CONSEQUENCES, AND THE POSSIBLE APPLICATION OF TAX TREATIES.

Definition of Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of our common stock, other than a partnership or other entity or arrangement treated as a partnership or other pass-through entity for U.S. federal income tax purposes, that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident (including a “green card” holder) of the United States;

•

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (i) is subject to the primary supervision of a court within the United States and one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

If you are an individual who is not a U.S. citizen, you may, in some cases, be deemed to be a resident alien (as opposed to a nonresident alien) by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. Generally, for this purpose, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year, are counted.

Resident aliens are generally subject to U.S. federal income tax as if they were U.S. citizens. Individuals who are uncertain of their status as resident or nonresident aliens for U.S. federal income tax purposes are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the ownership or disposition of our common stock.

Distributions on Our Common Stock

We do not expect to make any distributions on our common stock in the foreseeable future (see the subsection titled “—Dividend Policy” above). If we do make distributions on our common stock, however, such distributions will constitute dividends for U.S. tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a Non-U.S. Holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or exchange of our common stock as described below under the section titled “Material U.S. Federal Income Tax Consequences to Non-U.S. Holders– Gain on Disposition of Our Common Stock.”

Subject to the discussions below under the sections titled “Material U.S. Federal Income Tax Consequences to Non-U.S. Holders—Backup Withholding and Information Reporting” and “—Foreign Accounts,” any

distribution on our common stock that is treated as a dividend paid to a Non-U.S. Holder will generally be subject to U.S. federal withholding tax at a 30% rate on the gross amount of the dividends or such lower rate as may be specified by an applicable income tax treaty between the United States and the Non-U.S. Holder’s country of tax residence. To obtain a reduced rate of withholding under an income tax treaty, a Non-U.S. Holder generally will be required to provide the applicable withholding agent with a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate form, certifying the Non-U.S. Holder’s entitlement to benefits under the income tax treaty. Such form must be provided prior to the payment of dividends and generally must be updated periodically. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent. The holder’s agent may then be required to provide certification to the applicable withholding agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. withholding tax under an income tax treaty, you should consult with your own tax advisor to determine if you are able to obtain a refund of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

We generally are not required to withhold tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the holder maintains in the United States) if a properly executed IRS Form W-8ECI, stating that the dividends are so connected, is furnished to the applicable withholding agent. In general, such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the same rates applicable to United States persons.

A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments.

Gain on Disposition of Our Common Stock

Subject to the discussions below under the sections titled “Material U.S. Federal Income Tax Consequences to Non-U.S. Holders—Backup Withholding and Information Reporting” and “—Foreign Accounts,” a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax with respect to gain realized on a sale or other disposition of our common stock unless:

(i)

the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that the holder maintains in the United States);

(ii)	the Non-U.S. Holder is a nonresident alien who is an individual and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met; or

(iii)

we are or have been a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or the Non-U.S. Holder’s holding period in the common stock.

If you are a Non-U.S. Holder described in (a) above, you will be required to pay tax on the net gain derived from the sale at the same U.S. federal income tax rates applicable to United States persons. Corporate Non-U.S. Holders described in (i) above may also be subject to the additional branch profits tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) of their effectively connected earnings and profits for the taxable year, as adjusted for certain items. If you are an individual Non-U.S. Holder described in (ii) above, you will be required to pay a flat 30% tax on the gain derived from the sale, which gain may be offset by certain U.S. source capital losses (even though you are not considered a resident of the United States), provided you have timely filed U.S. federal income tax returns with respect to such losses. With respect to (iii) above, in general, we would be a USRPHC if U.S. real property interests as defined in the Code and the

Treasury Regulations comprised (by fair market value) at least half of the sum of our worldwide real property interests plus our other assets used or held for use in a trade or business. We believe that we are not, and do not anticipate becoming, a USRPHC. However, there can be no assurance that we will not become a USRPHC in the future. Even if we were to be treated as a USRPHC, gain realized by a Non-U.S. Holder on a disposition of our common stock would not be subject to U.S. federal income tax so long as (i) the Non-U.S. Holder owned, directly, indirectly or constructively, no more than 5% of our common stock at all times within the shorter of (A) the five-year period preceding the disposition or (B) the Non-U.S. Holder’s holding period and (ii) our common stock is regularly traded on an established securities market. There can be no assurance that our common stock will qualify as regularly traded on an established securities market.

U.S. Federal Estate Tax

The estates of nonresident alien individuals generally are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and, therefore, will be included in the taxable estate of a nonresident alien decedent, unless an applicable estate tax treaty between the United States and the decedent’s country of tax residence provides otherwise. The terms “resident” and “nonresident” are defined differently for U.S. federal estate tax purposes than for U.S. federal income tax purposes. Investors are urged to consult their own tax advisors regarding the U.S. federal estate tax consequences of the acquisition, ownership or disposition of our common stock.

Backup Withholding and Information Reporting

Annual reports are required to be filed with the IRS, by us or certain financial middlemen, with respect to any distributions we pay on our common stock, including the amount of any such distributions, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder to whom any such dividends are paid. These information reporting requirements apply even if no withholding was required because the dividends were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the holder’s country of tax residence.

Distributions paid by us (or our paying agents) to a Non-U.S. Holder may also be subject to U.S. federal backup withholding, currently at a 24% rate. U.S. federal backup withholding generally will not apply to payments to a Non-U.S. Holder of dividends or on the gross proceeds of a disposition of our common stock who provides a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E, or IRS Form W-8 ECI, as applicable, or otherwise establishes an exemption, provided that the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person.

Under current U.S. federal income tax law, U.S. information reporting and backup withholding requirements generally will apply to the proceeds of a disposition of our common stock effected by or through a U.S. broker or a U.S. office of any broker, U.S. or non-U.S., unless the Non-U.S. Holder provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, or IRS Form W-8 ECI, as applicable, or otherwise establishes an exemption.

Generally, U.S. information reporting and backup withholding requirements will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. Information reporting and backup withholding requirements may, however, apply to a payment of disposition proceeds if the broker has actual knowledge, or reason to know, that the holder is, in fact, a United States person. For information reporting purposes, certain brokers with substantial U.S. ownership or operations will generally be treated in a manner similar to U.S. brokers.

Backup withholding is not an additional tax. If backup withholding is applied to you, you should consult with your own tax advisor to determine whether you have overpaid your U.S. federal income tax, and whether you are able to obtain a tax refund or credit of the overpaid amount.

Foreign Accounts

In addition, U.S. federal withholding taxes may apply under the Foreign Account Tax Compliance Act (FATCA) , as reflected in Sections 1471 through 1474 of the Code, on certain types of payments, including dividends paid to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined under FATCA), unless (i) the foreign financial institution agrees to undertake certain diligence and reporting obligations, (ii) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. The 30% federal withholding tax described in this paragraph cannot be reduced under an income tax treaty with the United States. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (i) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally also would apply to payments of gross proceeds from the sale or other disposition of common stock. Under proposed regulations, however, no withholding will apply with respect to payments of gross proceeds. The preamble to the proposed regulations specifies that taxpayers are permitted to rely on such proposed regulations pending finalization.

Prospective investors should consult their tax advisors regarding the potential implications of FATCA on their investment in our common stock.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAW, AS WELL AS TAX CONSEQUENCES ARISING UNDER ANY U.S. FEDERAL, STATE, LOCAL, OR NON-U.S. INCOME AND NON-INCOME TAX LAWS OR UNDER ANY APPLICABLE TAX TREATY.

UNDERWRITERS

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, Leerink Partners LLC, Citigroup Global Markets Inc. and RBC Capital Markets, LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares of common stock indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Leerink Partners LLC
Citigroup Global Markets Inc.
RBC Capital Markets, LLC
LifeSci Capital LLC

Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $    per share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to    additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $    . We have also agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $    .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We intend to apply to list our common stock on the Nasdaq Global Market under the trading symbol “ATTO” and this offering is contingent upon obtaining approval of such listing.

We and all of our directors and officers and the holders of substantially all of our securities have entered into lock-up agreements with the underwriters agreeing that, subject to certain exceptions, without the prior written consent of Morgan Stanley & Co. LLC, Leerink Partners LLC, Citigroup Global Markets Inc. and RBC Capital Markets, LLC on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, during the period ending 180 days after the date of this prospectus (the restricted period):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•	submit or file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any hedging, swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person have agreed that, without the prior written consent of Morgan Stanley & Co. LLC, Leerink Partners LLC, Citigroup Global Markets Inc. and RBC Capital Markets, LLC on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

With respect to us, the restrictions described in the immediately preceding paragraph do not apply to:

•	the sale of shares to the underwriters;

•

the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing; or

•

facilitating the establishment of a trading plan on behalf of any of our stockholders, officers or directors pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of our common stock, provided that (i) such plan does not provide for the transfer of common stock during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by us regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the restricted period.

With respect to our directors, officers and securityholders, the restrictions described above do not apply to:

•

transactions relating to shares of common stock or other securities acquired in this offering or in open market transactions after the completion of this offering, provided that no filing under Section 16(a) of the Exchange Act or other public announcement shall be required or shall be voluntarily made during the restricted period in connection with subsequent sales of common stock or other securities acquired in this offering or in such open market transactions;

•

transfers of shares of common stock or any security convertible into common stock as (i) a bona fide gift; or to a charitable organization or educational institution, (ii) to an immediate family member of the holder or to any trust for the direct or indirect benefit of the holder or an immediate family member of the holder, or if the holder is a trust, to a grantor, trustee or beneficiary of the trust (including such beneficiary’s estate) of the holder, (iii) to any corporation, partnership, limited liability company, investment fund, trust or other entity of which the holder and the immediate family of the holder are the legal and beneficial owner of all of the outstanding equity securities or similar interests, or (iv) by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or an immediate family member of the holder; provided that in the case of any transfer or distribution pursuant to this clause (b), (A) such transfer shall not involve a disposition for value, (B) each donee, distributee or transferee shall sign and deliver a lock-up agreement and (C) no public disclosure or filing shall be made voluntarily during the restricted period, and to the extent a filing under Section 16(a) of the Exchange Act is required during the restricted period as a result of transfers made pursuant to this clause (b), it shall clearly indicate that the filing relates to the circumstances described in this clause (b), including that the securities remain subject to the terms of the lock-up agreement;

•

if the holder is a corporation, partnership, limited liability company, trust or other business entity, transfers, dispositions or distributions of shares of common stock or any security convertible into or exercisable or exchangeable for shares of common stock (i) to another corporation, partnership, limited liability company, investment fund trust or other business entity that is a subsidiary or an affiliate (within the meaning set forth in Rule 405 under the Securities Act and including the subsidiaries of the holder) of the holder, (ii) to any investment fund or other entity controlling, controlled by, managing or managed by or under common control or management with the holder (including, for the avoidance of doubt, where the holder is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership) or (iii) to its current or former stockholders, limited partners, general partners, managers, members, beneficiaries or other equityholders or to the estate of any such stockholders, limited partners, general partners, members, beneficiaries or equityholders; provided that in the case of any transfer or distribution pursuant to this clause (c), (i) each transferee, donee or distributee shall sign and deliver a lock-up agreement, (ii) no filing under Section 16(a) of the Exchange Act or other public announcement, reporting a reduction in beneficial ownership of shares of common stock, shall be required or shall be voluntarily made during the restricted period (other than a required filing on Schedule 13D, 13F or 13G) and (iii) such transfer shall not involve a disposition for value;

•

facilitating the establishment or amendment of a trading plan on behalf of a shareholder, officer or director of ours pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of common stock during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the holder or us regarding the establishment or amendment of such plan during the restricted period, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the restricted period;

•

the transfer of shares of common stock or any other securities to us to satisfy any tax, including estimated tax, remittance or other payment obligations of the holder arising in connection with a vesting event of our securities, upon the settlement of restricted stock units or the payment due for the exercise of options (including a transfer to us for the “net” or “cashless” exercise of options) or other rights to purchase our securities, in all such cases pursuant to equity awards granted under a stock incentive plan other equity award plan described in this prospectus; provided that any remaining shares of common stock or other securities received upon such vesting, settlement, or exercise shall be subject to the terms of the lock-up agreement; and provided further, that no filing under Section 16(a) of the Exchange Act or other public announcement, reporting a reduction in beneficial ownership of shares of common stock, shall be voluntarily made during the restricted period and, to the extent a filing under

Section 16(a) of the Exchange Act is required during the restricted period as a result of transfers made pursuant to this clause (e), such filing shall clearly indicate that the filing relates to the circumstances described in this clause (e), including that (i) the securities remain subject to the terms of the lock-up agreement and (ii) no securities were sold by the holder;

•

the transfer of shares of common stock or any other securities that occurs by operation of law pursuant to a qualified domestic order or other court order in connection with divorce settlement, provided that (i) the transferee shall sign and deliver a lock-up agreement, (ii) no public disclosure or filing shall be voluntarily made during the restricted period and (iii) any filing required under Section 16(a) of the Exchange Act during the restricted period shall clearly indicate in the footnotes thereto that the filing relates to the circumstances described in this clause, including that the securities remain subject to the terms of the lock-up agreement;

•

transfers to us (A) from any of our employees upon death, disability or termination of employment, in each case, of such employee or (B) pursuant to any contractual arrangement as in effect on the date of this prospectus and described in this prospectus or in an exhibit filed with the registration statement related to this offering that provides for the repurchase of shares of common stock in connection with the termination of the holder’s employment with or service to us; provided that in the case of clause (B), no public disclosure or filing under Section 16(a) of the Exchange Act shall be made voluntarily during the restricted period, and to the extent a filing under Section 16(a) of the Exchange Act is required during the restricted period as a result of transfers made pursuant to this clause, it shall clearly indicate that the filing relates to the circumstances described in this clause;

•

the conversion of shares of our redeemable convertible preferred stock into shares of common stock as described in this prospectus, provided that, in each case such shares shall continue to be subject to the restrictions on transfer set forth in the lock-up agreement;

•

the transfer of shares of common stock or other securities pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction that is approved by our board of directors, made to all holders of common stock involving a change of control, provided that, in the event that the tender offer, merger, consolidation or other such transaction is not completed, the common stock owned by the holder shall remain subject to the restrictions contained in the lock-up agreement; or

•

the exercise of stock option awards and the settlement of restricted stock units or other equity awards granted pursuant to equity incentive plans described in this prospectus; provided that (i) the shares of common stock received upon such exercise, vesting or settlement shall remain subject to the restrictions contained in the lock-up agreement and (ii) no public disclosure or filing under Section 16(a) of the Exchange Act shall be made voluntarily during the restricted period, and to the extent a filing under Section 16(a) of the Exchange Act is required during the restricted period as a result of transfers made pursuant to this clause, it shall clearly indicate that the filing relates to the circumstances described in this clause.

Morgan Stanley & Co. LLC, Leerink Partners LLC, Citigroup Global Markets Inc. and RBC Capital Markets, LLC, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

European Economic Area

In relation to each Member State of the European Economic Area (each, a Relevant State), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the EU Prospectus Regulation (as defined below), except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the EU Prospectus Regulation:

(i)	to any legal entity which is a qualified investor as defined under Article 2 of the EU Prospectus Regulation;

(ii)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the EU Prospectus Regulation), subject to obtaining the prior consent of the representatives; or

(iii)	in any other circumstances falling within Article 1(4) of the EU Prospectus Regulation,

provided that no such offer of shares shall require us or any of the representatives to publish a prospectus pursuant to Article 3 of the EU Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the EU Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, and the expression “EU Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

United Kingdom

Each underwriter has represented and agreed that:

(i)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the FSMA)) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(ii)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

No shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority, except that the shares may be offered to the public in the United Kingdom at any time:

(i)	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation (as defined below);

(ii)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(iii)	in any other circumstances falling within Section 86 of the FSMA,

provided that no such offer of the shares shall require us or any of the representatives to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

This prospectus is only for distribution to and directed at: (i) in the United Kingdom, persons having professional experience in matters relating to investments falling within Article 19(5) of the FSMA (Financial Promotion) Order 2005, as amended (the Order), and high net worth entities falling within Article 49(2)(a) to (d) of the Order; (ii) persons who are outside the United Kingdom; and (iii) any other person to whom it can otherwise be lawfully distributed (all such persons together, Relevant Persons). Any investment or investment activity to which this prospectus relates is available only to and will be engaged in only with Relevant Persons, and any person who is not a Relevant Person should not rely on it.

Hong Kong

The shares of common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares of common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Japan

The shares of common stock have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person (as defined below) or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the shares of common stock were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of common stock, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore (as modified or amended from time to time, the SFA)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(i)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(ii)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the securities pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law; or

(d)	as specified in Section 276(7) of the SFA.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (the SIX) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to us, the offering, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offering of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA and the offering of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the CISA). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the shares.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (the DFSA). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the Corporations Act), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (Exempt Investors) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring the shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Israel

In the State of Israel this prospectus shall not be regarded as an offer to the public to purchase shares of common stock under the Israeli Securities Law, 5728 - 1968, which requires a prospectus to be published and authorized by the Israel Securities Authority, if it complies with certain provisions of Section 15 of the Israeli Securities Law, 5728 - 1968, including, inter alia, if: (i) the offer is made, distributed or directed to not more than 35 investors, subject to certain conditions (the Addressed Investors); or (ii) the offer is made, distributed or directed to certain qualified investors defined in the First Addendum of the Israeli Securities Law, 5728 - 1968, subject to certain conditions (the Qualified Investors). The Qualified Investors shall not be taken into account in the count of the Addressed Investors and may be offered to purchase shares of common stock in addition to the 35 Addressed Investors. The company has not and will not take any action that would require it to publish a prospectus in accordance with and subject to the Israeli Securities Law, 5728 - 1968. We have not and will not distribute this prospectus or make, distribute or direct an offer to subscribe for our common stock to any person within the State of Israel, other than to Qualified Investors and up to 35 Addressed Investors.

Qualified Investors may have to submit written evidence that they meet the definitions set out in of the First Addendum to the Israeli Securities Law, 5728 - 1968. In particular, we may request, as a condition to be offered common stock, that Qualified Investors will each represent, warrant and certify to us and/or to anyone acting on our behalf: (i) that it is an investor falling within one of the categories listed in the First Addendum to the Israeli Securities Law, 5728 - 1968; (ii) which of the categories listed in the First Addendum to the Israeli Securities Law, 5728 - 1968 regarding Qualified Investors is applicable to it; (iii) that it will abide by all provisions set forth in the Israeli Securities Law, 5728 - 1968 and the regulations promulgated thereunder in connection with the offer to be issued common stock; (iv) that the shares of common stock that it will be issued are, subject to exemptions available under the Israeli Securities Law, 5728 - 1968: (a) for its own account; (b) for investment purposes only; and (c) not issued with a view to resale within the State of Israel, other than in accordance with the provisions of the Israeli Securities Law, 5728 - 1968; and (v) that it is willing to provide further evidence of its Qualified Investor status. Addressed Investors may have to submit written evidence in respect of their identity and may have to sign and submit a declaration containing, inter alia, the Addressed Investor’s name, address and passport number or Israeli identification number.

LEGAL MATTERS

The validity of the shares of our common stock offered by this prospectus will be passed upon for us by Fenwick & West LLP, San Francisco, California. As of the date of this prospectus, individuals and entities associated with Fenwick & West LLP beneficially own an aggregate of     shares of our common stock. Cooley LLP, San Diego, California is acting as counsel for the underwriters in connection with this offering.

EXPERTS

The financial statements as of December 31, 2025 and 2024 and for the years then ended included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the common stock offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus concerning the contents of any contract or any document are not necessarily complete. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be reviewed for the complete contents of these contracts and documents.

We currently do not file periodic reports with the SEC. Upon the completion of this offering, we will be required to file periodic reports, proxy statements and other information with the SEC pursuant to the Exchange Act. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

We also maintain a website at https://www.attovia.com. Upon completion of this offering, you may access our proxy statements, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC on our website free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained on, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus, and you should not consider the contents of our website in making an investment decision with respect to our common stock. We have included our website in this prospectus solely as an inactive textual reference.

ATTOVIA THERAPEUTICS, INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Attovia Therapeutics, Inc.

Opinion on the Financial Statements

We have audited the accompanying 2025 consolidated financial statements of Attovia Therapeutics, Inc. and its subsidiaries and the 2024 financial statements of Attovia Therapeutics, Inc. (collectively referred to as the “Company”), which comprise the balance sheets as of December 31, 2025 and 2024, and the related statements of operations and comprehensive loss, of redeemable convertible preferred stock and stockholders’ deficit and of cash flows for the years then ended, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Jose, California

June 5, 2026

We have served as the Company’s auditor since 2024.

Attovia Therapeutics, Inc.

Consolidated Balance Sheets

(in thousands, except share and per share amounts)

	December 31,
	2024	2025
Assets
Current assets:
Cash and cash equivalents	$30,632	$40,193
Marketable securities	38,691	112,075
Prepaid expenses and other current assets (including related party amounts of $25 and $0 at December 31, 2024 and 2025, respectively)	3,159	4,027

Total current assets	72,482	156,295
Restricted cash	607	404
Property and equipment, net	3,234	3,492
Operating lease right-of-use asset, net	—	4,373
Other non-current assets	393	1,329

Total assets	$76,716	$165,893

Liabilities, redeemable convertible preferred stock, and stockholders’ deficit
Current liabilities:
Accounts payable (including related party amounts of $250 and $39 at December 31, 2024 and 2025, respectively)	$4,140	$3,551
Accrued expenses and other current liabilities	3,582	5,535
Operating lease liability, current portion	—	1,921

Total current liabilities	7,722	11,007
Preferred stock tranche liability	6,638	—
Operating lease liability, net of current portion	—	3,341
Other non-current liabilities	228	755

Total liabilities	14,588	15,103

Commitments and contingencies (Note 6)
Redeemable convertible preferred stock - $0.0001 par value; 134,447,726 and 199,902,270 shares authorized at December 31, 2024 and 2025; 96,265,908 and 199,902,270 shares issued and outstanding at December 31, 2024 and 2025; aggregate liquidation preference of $113,350 and $255,850 at December 31, 2024 and 2025, respectively	108,953	258,226

Stockholders’ deficit:
Common stock - $0.0001 par value; 206,195,000 and 284,023,000 shares authorized at December 31, 2024 and 2025; 41,117,250 and 41,871,320 shares issued and outstanding at December 31, 2024 and 2025, respectively	4	4
Additional paid-in capital	3,487	3,471
Accumulated other comprehensive income	67	99
Accumulated deficit	(50,383)	(111,010)

Total stockholders’ deficit	(46,825)	(107,436)

Total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	$76,716	$165,893

The accompanying notes are an integral part of these consolidated financial statements.

Attovia Therapeutics, Inc.

Consolidated Statements of Operations and Comprehensive Loss

(in thousands, except share and per share amounts)

	Year Ended December 31,
	2024	2025
Revenue
Collaboration revenue	$—	$1,350

Total revenue	—	1,350
Operating expenses
Research and development (including related party amounts of $300 and $471 for the years ended December 31, 2024 and 2025, respectively)	33,864	54,153
General and administrative (including related party amounts of $832 and $239 for the years ended December 31, 2024 and 2025, respectively)	7,689	14,356

Total operating expenses	41,553	68,509

Loss from operations	(41,553)	(67,159)

Other income (expense):
Interest income	3,437	6,627
Change in fair value of preferred stock tranche liability	(1,674)	(170)
Other income (expense), net	(11)	75

Total other income (expense), net	1,752	6,532

Net loss	$(39,801)	$(60,627)

Less: Accretion of redeemable convertible preferred stock to its redemption value	(5,245)	(271)

Net loss attributable to common stockholders	$(45,046)	$(60,898)

Net loss per share attributable to common stockholders, basic and diluted	$(1.37)	$(1.66)

Weighted-average common shares outstanding, basic and diluted	32,806,601	36,690,341

Other comprehensive income:
Unrealized gain on available-for-sale marketable securities, net	67	32

Net loss and other comprehensive loss	$(39,734)	$(60,595)

The accompanying notes are an integral part of these consolidated financial statements.

Attovia Therapeutics, Inc.

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit

(in thousands, except share and per share amounts)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at January 1, 2024	30,425,000	$26,046	40,000,000	$4	$7,262	$(10,582)	$—	$(3,316)
Issuance of Series A-2 redeemable convertible preferred stock, net of issuance cost of $18	27,659,090	30,407	—	—	—	—	—	—
Issuance of Series B redeemable convertible preferred stock, net of issuance cost of $280 and preferred stock tranche liability of $4,964	38,181,818	47,255	—	—	—	—	—	—
Accretion of Series B redeemable convertible preferred stock to its redemption value	—	5,245	—	—	(5,245)	—	—	(5,245)
Stock-based compensation expense	—	—	—	—	1,388	—	—	1,388
Issuance of common stock upon exercise of stock options	—	—	1,117,250	—	76	—	—	76
Vesting of early exercised stock options	—	—	—	—	6	—	—	6
Unrealized gain on marketable securities, net	—	—	—	—	—	—	67	67
Net loss	—	—	—	—	—	(39,801)	—	(39,801)

Balance at December 31, 2024	96,265,908	$108,953	41,117,250	$4	$3,487	$(50,383)	$67	$(46,825)
Issuance of Series B redeemable convertible preferred stock and settlement of preferred stock tranche liability of $6,808, net of issuance costs of $35	38,181,818	59,273	—	—	—	—	—	—
Issuance of Series C redeemable convertible preferred stock, net of issuance cost of $271	65,454,544	89,729	—	—	—	—	—	—
Accretion of Series C redeemable convertible preferred stock to its redemption value	—	271	—	—	(271)	—	—	(271)
Stock-based compensation expense	—	—	—	—	2,388	—	—	2,388
Issuance of common stock upon exercise of stock options	—	—	754,070	—	194	—	—	194
Vesting of early exercised stock options	—	—	—	—	73	—	—	73
Distribution of investment in EndPath Radio Therapeutics, Inc. as in-kind dividend	—	—	—	—	(2,400)	—	—	(2,400)
Unrealized gain on marketable securities, net	—	—	—	—	—	—	32	32
Net loss	—	—	—	—	—	(60,627)	—	(60,627)

Balance at December 31, 2025	199,902,270	$258,226	41,871,320	$4	$3,471	$(111,010)	$99	$(107,436)

The accompanying notes are an integral part of these consolidated financial statements.

Attovia Therapeutics, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2024	2025
Cash flows from operating activities
Net loss	$(39,801)	$(60,627)
Adjustments to reconcile net loss to net cash used in operating activities
Stock-based compensation expense	1,388	2,388
Depreciation expense	313	804
Loss on disposal of property and equipment	7	7
Net accretion of discounts on marketable securities	(681)	(2,658)
Non-cash lease expense	528	1,398
Change in fair value of preferred stock tranche liability	1,674	170
Write-off of deferred offering costs	—	393
Non-cash consideration for collaboration revenue	—	(1,350)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(1,948)	(420)
Accounts payable	1,718	180
Accrued and other current liabilities	2,305	1,123
Operating lease liability	(538)	(509)
Other non-current assets	—	(98)

Net cash used in operating activities	(35,035)	(59,199)

Cash flows from investing activities
Maturities of marketable securities	8,000	150,750
Purchases of marketable securities	(46,032)	(221,892)
Purchases of property and equipment	(1,772)	(2,313)

Net cash used in investing activities	(39,804)	(73,455)

Cash flows from financing activities
Proceeds from issuance of common stock upon exercise of stock options	310	194
Proceeds from issuance of Series A-2 redeemable convertible preferred stock, net of issuance costs	30,407	—
Proceeds from issuance of Series B redeemable convertible preferred stock including the tranche liability, net of issuance costs	52,219	—
Proceeds from issuance of Series B redeemable convertible preferred stock, net of issuance costs	—	52,465
Proceeds from issuance of Series C redeemable convertible preferred stock, net of issuance costs	—	89,729
Payments of deferred offering costs	(19)	(376)
Principal payments of finance lease liability	(171)	—

Net cash provided by financing activities	82,746	142,012

Net change in cash, cash equivalents and restricted cash	7,907	9,358
Cash, cash equivalents and restricted cash at the beginning of the year	23,332	31,239

Cash, cash equivalents and restricted cash at the end of the year	$31,239	$40,597

	Year Ended December 31,
	2024	2025
Supplemental disclosures of noncash investing and financing activities
Property and equipment purchases in accounts payable	$1,272	$28

Accretion of redeemable convertible preferred stock to its redemption value	$5,245	$271

Deferred offering costs in accounts payable and accrued and other current liabilities	$375	$1,229

Transfer of finance lease right-of-use asset to property and equipment, net after finance lease termination	$208	$—

Vesting of early exercised stock options	$6	$73

Right-of-use asset obtained in exchange for operating lease liability	$—	$5,771

Settlement of preferred stock tranche liability upon issuance of Series B redeemable convertible preferred stock	$—	$6,808

Distribution of investment in EndPath RadioTherapeutics, Inc. as in-kind dividend	$—	$2,400

Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	$30,632	$40,193
Restricted cash	607	404

Total cash, cash equivalents and restricted cash	$31,239	$40,597

The accompanying notes are an integral part of these consolidated financial statements.

Attovia Therapeutics, Inc.

Notes to Consolidated Financial Statements

1.	Organization and Nature of the Business

Attovia Therapeutics, Inc. (the “Company”) is a clinical stage biotechnology company headquartered in San Carlos, California and focused on research and development of therapeutic products in the fields of immune-mediated diseases. The Company was incorporated in the State of Delaware on December 16, 2022 and subsequently commenced principal operations in June 2023.

As of December 31, 2025, the Company had two wholly owned subsidiaries, Attovia Therapeutics Cayman Co., Ltd., an exempted company incorporated in the Cayman Islands with limited liability in July 2025, and Attovia Therapeutics (Shanghai) Co., Ltd., a limited liability company incorporated in the People’s Republic of China in October 2025.

Liquidity

The Company has incurred significant net operating losses and negative cash flows from operations since inception and had an accumulated deficit of $111.0 million as of December 31, 2025. The Company has historically financed its operations primarily through the private placements of equity securities. To date, the Company has no product candidates approved for sale and therefore the Company has not generated any revenue from product sales. Management expects operating losses and negative cash flows to continue for the foreseeable future, until such time that it can generate significant sales of its product candidates currently in development or through collaboration or other agreements. The Company’s prospects are subject to risks, expenses and uncertainties frequently encountered by companies in the biotechnology industry as discussed in Note 2. While the Company has been able to raise financing, there can be no assurance that in the event the Company requires additional financing, such financing will be available on terms which are favorable or at all. Failure to generate sufficient cash flows from operations, raise additional capital or reduce certain discretionary spending would have a material adverse effect on the Company’s ability to achieve its intended business objectives.

As of December 31, 2025, the Company had cash, cash equivalents and marketable securities of $152.3 million, which management believes will be sufficient to fund the Company’s planned operations for at least 12 months from the date these consolidated financial statements are available to be issued.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements and related disclosures have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The Company’s consolidated financial statements include the accounts of its subsidiaries, and all intercompany transactions were eliminated upon consolidation. Prior to July 2025, the Company had no subsidiaries.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Such estimates include the fair value of marketable securities, the fair values of preferred stock tranche liabilities, the fair value of common stock, valuation of deferred tax assets, incremental borrowing rate for leases, accruals for research and development activities

Attovia Therapeutics, Inc.

Notes to Consolidated Financial Statements

and stock-based compensation. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

Segments

Operating segments are defined as components of an entity for which separate financial information is available and regularly utilized by the Chief Operating Decision Maker (“CODM”) to assess the Company’s performance for capital and resource allocation decisions. The Company’s CODM is its Chief Executive Officer, who reviews such financial information on an aggregate company-level basis (see Note 15). The Company has determined it operates as a single operating segment and has one reportable segment, which is the research and development of therapeutic products in the fields of immune-mediated diseases. Revenue is generated exclusively from transactions with a party located in the United States. All long-lived assets are maintained in the United States of America.

Concentration of Credit Risk and of Significant Suppliers

Financial instruments which potentially subject the Company to concentration of credit risk consist primarily of cash and cash equivalents, marketable securities and restricted cash. The Company is exposed to credit risk from its deposits of cash and cash equivalents in excess of amounts insured by the Federal Deposit Insurance Corporation (“FDIC”). The Company has not experienced any losses on its deposits of cash and cash equivalents in 2024 and 2025.

The Company invests in money market funds, U.S. Treasury bills and notes, and other short-term fixed income securities which can be subject to certain credit risks. The Company mitigates these risks by investing in high-grade instruments, limiting its exposure to any one issuer and monitoring the ongoing creditworthiness of the financial institutions and issuers. The Company has not experienced any losses on its financial instruments.

The Company is dependent on third-party manufacturers to supply materials for research and development activities for the Company’s pipeline products, including preclinical and clinical studies and testing, and manufacturing activities. In particular, the Company relies on a small number of manufacturers for the supply of drug substance and drug product materials for its clinical assets. The Company’s preclinical and clinical studies and testing and manufacturing activities could be adversely affected by a significant interruption in the supply of materials from its suppliers. Two vendors representing 10% or more of the Company’s total purchases accounted for 46% and 40% of total purchases for the years ended December 31, 2024 and 2025, respectively.

Risks and Uncertainties

The Company is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, development by competitors of new technological innovations, protection of proprietary technology, dependence on key personnel, compliance with government regulations and the need to obtain additional financing to fund operations. Product candidates currently under development will require significant additional research and development efforts, including extensive preclinical studies, clinical trials and regulatory approval, prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel, infrastructure and extensive compliance and reporting.

Attovia Therapeutics, Inc.

Notes to Consolidated Financial Statements

The Company’s product candidates are still in either preclinical or clinical development and, to date, none of the Company’s product candidates have been approved for sale and, therefore, the Company has not generated any revenue from product sales.

There can be no assurance that the Company’s research and development will be successfully completed, that adequate protection for the Company’s intellectual property will be obtained or maintained, that any products developed will obtain necessary government regulatory approval or that any approved products will be commercially viable. Even if the Company’s product development efforts are successful, it is uncertain when, if ever, the Company will generate revenue from product sales. The Company operates in an environment of rapid change in technology and substantial competition from other pharmaceutical and biotechnology companies. In addition, the Company is dependent upon the services of its employees, consultants and other third parties.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less from the purchase date to be cash equivalents. As of December 31, 2024 and 2025, cash and cash equivalents consisted of cash held in bank accounts, investments in money market funds and U.S. Treasury bills.

Restricted Cash

Restricted cash consists of cash that is restricted as to withdrawal or use in a form of bank’s outstanding letter of credit in connection with the lease of office, laboratory and storage spaces in San Carlos, California.

Marketable Securities

Marketable securities consist of U.S. Treasury bills and U.S. Treasury notes. As the Company’s entire investment portfolio is considered available for use in current operations and consists of maturities shorter than 12 months, the Company classifies all investments as available-for-sale and as current assets.

The amortized cost of marketable securities is adjusted for amortization of premiums and accretion of discounts to maturity, which is included in interest income on the consolidated statements of operations and comprehensive loss.

Marketable securities are carried at fair value, with change in fair value reported as unrealized gains or losses in accumulated other comprehensive income, which is a separate component of stockholders’ deficit on the consolidated balance sheets. Realized gains and losses on the sale of securities are determined by specific identification of each security’s cost basis. The Company regularly reviews its investment portfolio to determine if any security is impaired, which would require it to record an allowance for credit losses in the period any such determination is made. In making this judgment, the Company evaluates, among other things, the extent to which the fair value of a security is less than its amortized cost, its intent to sell or whether it is more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis, the financial condition of the issuer and any changes thereto, and, as necessary, the portion of a decline in fair value that is credit-related. The Company did not record any credit losses in any of the financial periods presented. This assessment could change in the future due to new developments or changes in assumptions related to any particular security. Realized gains and losses, allowances for credit losses on available-for-sale securities, if any, are recorded on the consolidated statements of operations and comprehensive loss.

Attovia Therapeutics, Inc.

Notes to Consolidated Financial Statements

Equity Method Investments

The Company utilizes the equity method to account for its investments in common stock, or in-substance common stock, when it possesses the ability to exercise significant influence, but not control, over the operating and financial policies of the investee. The Company uses judgment when determining the level of influence over the operating and financial policies of the investee considering key factors including, among others, the Company’s ownership interest, representation on the board of directors, participation in policy-making decisions and material contractual arrangements and obligations. Income and losses are allocated based upon relative ownership interest unless there is a substantive profit-sharing agreement in place.

The Company may elect the fair value option for its equity method investments on an investment-by-investment basis. For all equity method investments accounted for under the fair value option, the Company carries the equity method investment at fair value and records all subsequent changes in fair value as a component of other income (expense), net on the consolidated statements of operations and comprehensive loss. As of December 31, 2024 and 2025, the Company had no equity method investments.

Fair Value of Financial Instruments

The Company established the fair value of its assets and liabilities using the price that would be received to sell an asset or amount paid to transfer a liability in an orderly transaction between market participants at the measurement date and established a fair value hierarchy based on the inputs used to measure fair value.

Cash, accounts payable and accrued expenses and other current liabilities are carried at cost, which approximates fair value due to their relatively short maturities. Financial instruments, such as money market funds, marketable securities and preferred stock tranche liabilities are carried at fair value (see Note 3).

Deferred Offering Costs

Deferred offering costs, consisting of legal, accounting and other third-party fees directly relating to in-process equity financings or offerings are capitalized. The deferred offering costs will be offset against offering proceeds upon the completion of the financing or the offering. In the event the financing or the offering is terminated or postponed, deferred offering costs will be expensed immediately as a charge to general and administrative expenses on the consolidated statements of operations and comprehensive loss. As of December 31, 2024 and 2025, deferred offering costs of $0.4 million and $1.2 million, respectively, were capitalized and recorded as non-current assets on the consolidated balance sheets.

Property and Equipment, Net

Property and equipment, net is stated at cost less accumulated depreciation and amortization. Depreciation and amortization begin at the time the asset is placed in service. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the assets. When assets are retired or otherwise disposed of, the cost and accumulated depreciation and amortization are removed from the consolidated balance sheets, and any resulting gain or loss is reflected on the consolidated statements of operations and comprehensive loss in the period realized. Maintenance and repairs are expensed as incurred.

Impairment of Long-Lived Assets

Long-lived assets consist primarily of property and equipment, net, and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the carrying amount to the estimated

Attovia Therapeutics, Inc.

Notes to Consolidated Financial Statements

undiscounted future cash flows, which the assets or asset groups are expected to generate. If the carrying amount of the long-lived asset is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. The Company did not record any impairment of long-lived assets during the years ended December 31, 2024 and 2025.

Asset Acquisitions and Acquired In-Process Research and Development Expenses

The Company measures and recognizes asset acquisitions that are not deemed to be business combinations based on the cost to acquire the asset or group of assets, which includes transaction costs.

In determining whether an acquisition represents an asset acquisition, the Company first assesses whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. If so, the transaction is accounted for as an asset acquisition and no further assessment is performed. If substantially all of the fair value is not concentrated in a single asset or group of similar assets, the Company then assesses whether the Company acquired a substantive process capable of significantly contributing to the Company’s ability to create outputs.

Goodwill is not recognized in asset acquisitions. If acquired in-process technology assets, including licenses, know-how and patents are determined to not have an alternative future use, the cost is charged to research and development expenses at the acquisition date.

The Company accounts for contingent consideration identified in an asset acquisition that does not meet the definition of a derivative under Accounting Standards Codification (“ASC”) 815, Derivatives and Hedging, when the payment becomes probable and reasonably estimable. Such amounts are expensed or capitalized based on the nature of the associated asset at the date the related contingency is recognized.

Research and Development Expenses

Research and development expenses include costs directly attributable to the conduct of research and development programs, including compensation and benefits for research and development employees (including stock-based compensation), payments under licensing and research and development agreements, costs for contract research organizations (“CROs”), materials, supplies, consulting costs, and the allocated portions of facility costs, such as rent, utilities, insurance, information technology costs and general support services. Research and development costs are expensed within the consolidated statements of operations and comprehensive loss as incurred.

Accrued Research and Development Expenses

The Company has entered into various contract research and development agreements. The Company’s research and development accruals are estimated based on the level of services performed, progress of the studies, including the phase or completion of events, and contracted costs. The estimated costs of research and development provided, but not yet invoiced, are included in accrued expenses and other current liabilities on the consolidated balance sheets. If the actual timing of the performance of services or the level of effort varies from the original estimates, the Company will adjust the accrual accordingly. Payments made under these arrangements in advance of the performance of the related services are recorded as prepaid expenses and other current assets on the consolidated balance sheets until the services are rendered.

Attovia Therapeutics, Inc.

Notes to Consolidated Financial Statements

Leases

The Company determines if an arrangement is, or contains, a lease at inception and then classifies such lease as either an operating lease or finance lease based on the underlying terms and conditions of the contract. Leases with terms greater than one year are initially recognized on the consolidated balance sheets as right-of-use assets and lease liabilities based on the present value of lease payments over the expected lease term. Operating lease right-of-use assets are based on the corresponding lease liability adjusted for (i) payments made at or before the commencement date, (ii) initial direct costs incurred, and (iii) tenant incentives under the lease. The Company has elected not to apply the recognition requirements to any leases with a term of 12 months or less and which do not include any options to purchase the underlying assets that the Company is reasonably certain to exercise. As the implicit rate for the operating leases is not readily determinable, the Company uses its incremental borrowing rate in determining the present value of future payments. The incremental borrowing rate is derived from information available at the lease commencement date and represents the rate of interest that a lessee would have to pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term in a similar economic environment.

The Company considers the lease term to be the noncancelable period that it has the right to use the underlying asset, together with any extension periods for which the option to exercise is considered reasonably certain.

Rent expense for operating leases is recognized on a straight-line basis over the lease term and is presented on the consolidated statements of operations and comprehensive loss. Variable lease payments are excluded from the right-of-use assets and operating lease liabilities and are recognized in the period in which the obligation for those payments is incurred. The Company elected the practical expedient not to separate non-lease components from lease components for the Company’s facility leases and to account for the lease and non-lease components as a single lease component.

A finance lease right-of-use asset is amortized on a straight-line basis over the shorter of estimated useful lives of the asset or the lease term. Interest expense from fixed payments on finance leases is recognized using the effective interest method. Finance lease right-of-use asset amortization and interest expense are recorded within general and administrative expenses and interest expense, respectively, within the Company’s consolidated statements of operations and comprehensive loss.

As of December 31, 2024, the Company had no right-of-use assets or lease liabilities.

Redeemable Convertible Preferred Stock

The Company records all shares of redeemable convertible preferred stock at their respective fair values on the dates of issuance, net of tranche liability, if applicable, and issuance costs. The redeemable convertible preferred stock is recorded outside of permanent equity because the holders of such stock have redemption features and certain liquidation rights in the event of a deemed liquidation that, in certain situations, are not solely within the control of the Company and would require the redemption of the then-outstanding redeemable convertible preferred stock.

The Company’s Series A-1 and A-2 redeemable convertible preferred stock are not redeemable, except in the event of a deemed liquidation. The Company has not adjusted the carrying values of the Series A-1 and A-2 redeemable convertible preferred stock to the liquidation preferences of such shares because it is uncertain whether or when a deemed liquidation event would occur that would obligate the Company to pay the liquidation preferences to holders of shares of such redeemable convertible preferred stock. Subsequent adjustments to the carrying values to the liquidation preferences will be made only when it becomes probable that such a deemed liquidation event will occur.

Attovia Therapeutics, Inc.

Notes to Consolidated Financial Statements

The holders of the Series B and C redeemable convertible preferred stock have the option to require the Company to redeem their shares beginning in March 2035. As a result, these shares were considered probable of becoming redeemable since the redemption option depends solely on the passage of time. Therefore, the Series B and C redeemable convertible preferred stock is adjusted to its redemption value at each reporting date. Any accretion in the carrying amount of redeemable convertible preferred stock is accounted for as a deemed dividend and recorded against paid-in capital or, in the absence of available paid-in capital, against accumulated deficit.

Preferred Stock Tranche Liabilities

The Series A Purchase Agreement and Series B Purchase Agreement include contingent obligations for the Company to issue shares of Series A-2 redeemable convertible preferred stock and Series B redeemable convertible preferred stock, respectively, at future dates (the “preferred stock tranche liabilities”). The preferred stock tranche liabilities were determined to be freestanding instruments within the scope of ASC 480, Distinguishing Liabilities from Equity that should be accounted for at fair value and remeasured at fair value each reporting period with changes recognized on the consolidated statements of operations and comprehensive loss.

Revenue Recognition

Under ASC 606, Revenue from Contracts with Customers, the Company recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the Company expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that the Company determines are within the scope of ASC 606, the Company performs the following five steps as prescribed by ASC 606:

(i)	identify the contract(s) with a customer;

(ii)	identify the performance obligations in the contract;

(iii)	determine the transaction price;

(iv)	allocate the transaction price to the performance obligations in the contract; and

(v)	recognize revenue when (or as) the Company satisfies a performance obligation.

A contract with a customer exists when (i) the Company enters into a legally enforceable contract with a customer that defines each party’s rights regarding the products or services to be transferred and identifies the payment terms related to these products or services, (ii) the contract has commercial substance and (iii) the Company determines that collection of substantially all consideration for products or services that are transferred is probable based on the customer’s intent and ability to pay the promised consideration.

All of the Company’s revenues are derived through a license agreement (see Note 5). The Company’s contract with the customer includes promises related to licenses of intellectual property, research and development services and options to request the Company to perform additional research and development services. At contract inception, if the contract is determined to be within the scope of ASC 606, the Company identifies the goods or services promised and determines the performance obligations by assessing whether each promised good or service is distinct. In assessing whether promised goods or services are distinct, the Company considers factors such as the stage of development of the underlying intellectual property, the capabilities of the customer to develop the intellectual property on its own or

Attovia Therapeutics, Inc.

Notes to Consolidated Financial Statements

whether the required expertise is readily available and whether the goods or services are integral or dependent to other goods or services in the contract. Goods or services that are not distinct are bundled with other goods or services in the contract until a bundle of goods or services that is distinct is created. Arrangements that include rights to additional goods or services that are exercisable at a customer’s discretion are generally considered options. The Company assesses if such options represent material rights, including if the price for the additional goods/services is at a significant and incremental discount to standalone selling price of such goods/services.

The transaction price is generally comprised of a fixed fee due at contract inception and at specified future dates, variable consideration in the form of milestone payments due upon the achievement of specified events and tiered royalties earned when the customer recognizes net sales of licensed products. The Company measures the transaction price based on the amount of consideration to which it expects to be entitled in exchange for transferring the promised goods and/or services to the customer. The Company utilizes the “most likely amount” method to estimate the amount of variable consideration related to development and regulatory milestone payments (see Note 5). The Company evaluates whether the associated milestone event is considered most likely to be achieved and estimates the amount to be included in the transaction price. Amounts of variable consideration are included in the transaction price to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

The Company allocates the transaction price to each performance obligation on a relative stand-alone selling price basis. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

If the license to the Company’s intellectual property is determined to be distinct from the other performance obligations identified in the arrangement, the Company recognizes revenue when the license is transferred to the licensee and the licensee is able to use and benefit from the license. For licenses that are bundled with other promises, the Company utilizes judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue. The cumulative effect of changes to the estimated transaction price and estimated measure of progress to complete the Company’s performance obligation is recorded in the period in which changes are identified.

For arrangements that include sales-based royalties, including milestone payments based on the level of sales, and the license is deemed to be the predominant item to which the royalties relate, the Company recognizes revenue at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied). As of December 31, 2025, the Company has not recognized any royalty revenue resulting from its collaboration arrangement.

Contract Liabilities

A contract liability is an obligation to transfer goods or services for which the Company has received consideration or has an unconditional right to receive an amount of consideration. The current portion of contract liability represents the amount that is expected to be recognized as revenue within one year from the balance sheet date.

Attovia Therapeutics, Inc.

Notes to Consolidated Financial Statements

Stock-Based Compensation

The Company recognizes stock-based compensation expense based on the estimated fair value of stock-based awards on the date of grant, which for stock options is determined by using the Black-Scholes option-pricing model. The Black-Scholes option pricing model requires the input of subjective assumptions, including the fair value of the underlying common stock, the expected term of the stock option, the expected volatility of the price of the Company’s common stock, risk-free interest rates, and the dividend yield. The fair value of the restricted stock awards was determined based on the fair value of the Company’s common stock on the grant date. The assumptions used to determine the fair value of the stock option awards and restricted stock awards represent the Company’s best estimates. These estimates involve inherent uncertainties and the application of judgment.

Stock-based compensation expense is recognized over the awards’ vesting period on a straight-line basis and recorded as either research and development or general and administrative expenses on the consolidated statements of operations and comprehensive loss based on the function to which the related services are provided. The Company has elected to recognize the actual forfeitures by reducing the employee and non-employee stock-based compensation expense in the same period as the forfeitures occur.

Shares purchased pursuant to the early exercise of stock options are not deemed, for accounting purposes, to be issued until those shares vest according to their respective vesting schedules. Proceeds from the early exercise of stock options are recorded as other non-current liabilities, and recognized to additional paid-in capital on the consolidated balance sheets upon vesting.

Income Taxes

Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities at the applicable enacted tax rates. Management makes an assessment of the likelihood that the resulting deferred tax assets will be realized. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized. Due to the Company’s history of operating losses, it is more likely than not that the deferred tax assets will not be fully realized, therefore a full valuation allowance has been recorded.

The Company recognizes the tax benefit from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company recognizes any applicable interest and penalties related to income tax matters in its provision for income taxes.

Net Loss Per Share Attributable to Common Stockholders

Basic net loss per share of common stock is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period, without consideration of potentially dilutive securities. Net loss attributable to common stockholders is computed as net loss less accretion of redeemable convertible preferred stock. Diluted net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock and potentially dilutive securities outstanding for the period. For purposes of the diluted net loss per share calculation, redeemable convertible preferred stock, unvested restricted stock awards and stock options are considered to be potentially dilutive securities.

Attovia Therapeutics, Inc.

Notes to Consolidated Financial Statements

Basic and diluted net loss per share attributable to common stockholders is presented in conformity with the two-class method required for participating securities as the redeemable convertible preferred stock and unvested restricted stock awards are considered participating securities. The redeemable convertible preferred stock does not have a contractual obligation to share in the Company’s losses, and unvested restricted stock awards are considered contingently issuable shares for accounting purposes. Because the Company has reported a net loss for the reporting period presented, the diluted net loss per share of common stock is the same as basic net loss per common share for the reporting period.

Comprehensive Loss

Comprehensive loss is defined as a change in equity of a business enterprise during a period, resulting from transactions from non-owner sources. The Company’s other comprehensive income for the years ended December 31, 2024 and 2025 consisted of unrealized gains or losses on marketable securities.

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (the “FASB”) under its ASC or other standard setting bodies and adopted by the Company as of the specified effective date, unless otherwise discussed below. The Company qualifies as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”) and adopts new or revised accounting standards on the dates applicable to nonpublic entities unless early adopted.

Recently Adopted Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which includes amendments that further enhance income tax disclosures, primarily through standardization and disaggregation of rate reconciliation categories and income taxes paid by jurisdiction. The amendments are effective for fiscal years beginning after December 15, 2024 for all public business entities and for fiscal years beginning after December 15, 2025 and for all other entities. Early adoption is permitted and should be applied either prospectively or retrospectively. The Company adopted this ASU during the year ended December 31, 2025. The adoption of this standard resulted in additional required disclosures, which are included in Note 11 - Income Taxes, but did not affect the Company’s operating results.

Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses (Topic 220), requiring that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. The amendments are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual periods beginning after December 15, 2027. The requirements of ASU 2024-03 may be applied either prospectively to financial statements issued for reporting periods after the effective date or retrospectively to any or all prior periods presented in the financial statements. The Company is currently evaluating the impact of adopting ASU 2024-03 on its consolidated financial statements and disclosures.

Attovia Therapeutics, Inc.

Notes to Consolidated Financial Statements

3.	Fair Value Measurements

The Company determines the fair value of financial and non-financial assets and liabilities using the fair value hierarchy which establishes three levels of inputs that may be used to measure fair value, as follows:

Level 1 — Observable inputs, such as quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk in its assessment of fair value.

Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires management to make judgments and consider factors specific to the asset or liability.

The Company recognizes transfers into and out of levels within the fair value hierarchy in the period in which the actual event or change in circumstances that caused the transfer occurs.

Financial assets and liabilities are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies, or similar techniques, and at least one significant model assumption or input is unobservable.

The following tables set forth the fair value of the Company’s financial assets and liabilities measured on a recurring basis by level within the fair value hierarchy (in thousands):

	December 31, 2024
	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents
Money market funds	$26,410	$—	$—	$26,410
U.S. Treasury bills	—	3,971	—	3,971
Marketable securities
U.S. Treasury notes	—	30,746	—	30,746
U.S. Treasury bills	—	7,945	—	7,945

Total financial assets	$26,410	$42,662	$—	$69,072

Liabilities:
Preferred stock tranche liability	$—	$—	$6,638	$6,638

Total financial liabilities	$—	$—	$6,638	$6,638

Attovia Therapeutics, Inc.

Notes to Consolidated Financial Statements

	December 31, 2025
	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents
Money market funds	$35,526	$—	$—	$35,526
U.S. Treasury bills	—	2,485	—	2,485
Marketable securities
U.S. Treasury notes	82,397	—	—	82,397
U.S. Treasury bills	14,736	14,942	—	29,678

Total financial assets	$132,659	$17,427	$—	$150,086

The following table presents a summary of the changes in the fair value of the Company’s Level 3 financial instruments that are measured at fair value on a recurring basis (in thousands):

Preferred Stock Tranche Liability
Fair value as of January 1, 2024	$—
Fair value of Series B preferred stock liability at issuance	4,964
Change in the fair value of Series B preferred stock tranche liability	1,674

Fair value as of December 31, 2024	$6,638
Change in the fair value of Series B preferred stock tranche liability	170
Fair value upon settlement	(6,808)

Fair value as of December 31, 2025	$—

The fair value of the preferred stock tranche liability is based on significant unobservable inputs, which represent Level 3 measurements within the fair value hierarchy (see Note 8).

There were no transfers in and out of Level 3 during the years ended December 31, 2024 and 2025.

4.	Balance Sheet Components

Marketable Securities

Marketable securities, which are classified as available-for-sale, consisted of the following as of December 31, 2024 and 2025 (in thousands):

	December 31, 2024
	Amortized Cost	Unrealized Gain	Unrealized Loss	Estimated Fair Value
U.S. Treasury notes	$30,684	$65	$(3)	$30,746
U.S. Treasury bills	7,940	5	—	7,945

Available-for-sale marketable securities	$38,624	$70	$(3)	$38,691

	December 31, 2025
	Amortized Cost	Unrealized Gain	Unrealized Loss	Estimated Fair Value
U.S. Treasury notes	$82,309	$89	$(1)	$82,397
U.S. Treasury bills	29,667	11	—	29,678

Available-for-sale marketable securities	$111,976	$100	$(1)	$112,075

Attovia Therapeutics, Inc.

Notes to Consolidated Financial Statements

All marketable securities held as of December 31, 2024 and 2025 had contractual maturities of less than one year.

As of December 31, 2024 and 2025, no significant facts or circumstances were present to indicate a deterioration in the creditworthiness of the issuers of the marketable securities, and the Company has no requirement or intention to sell these securities before maturity or recovery of their amortized cost basis. The Company considered the current and expected future economic and market conditions and determined that its investments were not significantly impacted. For all securities with a fair value less than their amortized cost basis, the Company determined the decline in fair value below amortized cost basis to be immaterial and non-credit related, and therefore no allowance for losses has been recorded. For the years ended December 31, 2024 and 2025, the Company did not recognize any impairment losses on its investments.

As of December 31, 2024 and 2025, accrued interest receivable was $0.1 million and $0.9 million, respectively, which were recorded in the prepaid expenses and other current assets on the consolidated balance sheets.

Property and Equipment, Net

Property and equipment, net consisted of the following (in thousands, except years):

	Estimated Useful Life (in years)	December 31,
		2024	2025
Laboratory equipment	5	$1,820	$3,907
Computer equipment and software	3	139	245
Furniture and fixtures	7	—	273
Leasehold improvements	Lesser of estimated useful lives of 15 years or remaining lease term	—	136
Construction in progress		1,570	28

		3,529	4,589
Less: Accumulated depreciation		(295)	(1,097)

Property and equipment, net		$3,234	$3,492

Depreciation and amortization expense for the years ended December 31, 2024 and 2025 were $0.3 million and $0.8 million, respectively.

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following (in thousands):

	December 31,
	2024	2025
Accrued compensation	$2,064	$3,103
Accrued research and development expenses	1,008	1,069
Accrued professional fees	476	556
Contract liability	—	450
Other accrued expenses and current liabilities	34	357

Total accrued expenses and other current liabilities	$3,582	$5,535

Attovia Therapeutics, Inc.

Notes to Consolidated Financial Statements

5.	License Agreements

Alamar License Agreement

On June 1, 2023, the Company and Alamar Biosciences, Inc. (“Alamar”) entered into a Platform License Development Agreement (the “Alamar Platform License Agreement”). Under the Alamar Platform License Agreement, Alamar granted the Company an exclusive, sublicensable license to use the antibody engineering platform (the “ATTOBODY Platform”) within certain specified therapeutic fields.

In connection with the Alamar Platform License Agreement, the Company issued 22,562,123 shares of its common stock to Alamar as consideration for the license. Alamar is further entitled to certain development and regulatory milestone payments for an aggregate of up to $0.8 million and $3.5 million respectively, on a product-by-product basis as well as royalties on net sales of the covered products ranging in the low-single digit percentage rates. Milestone payments are contingent consideration and are accrued when it becomes probable that the underlying milestone will be achieved. The Company recorded $0.3 million as research and development expenses on the consolidated statements of operations and comprehensive loss during the year ended December 31, 2024, related to achievement of development milestone for ATTO-1310. The Company recorded $0.3 million as research and development expenses on the consolidated statements of operations and comprehensive loss during the year ended December 31, 2025, related to achievement of a development milestone for ATTO-3712. As of December 31, 2024, $0.3 million was included in accounts payable on the consolidated balance sheets in connection with these milestone payments. There were no accounts payable related to the milestone payments as of December 31, 2025. The remaining milestones were not probable to be achieved as of December 31, 2025. Royalties will be recognized as cost of sales when the covered products are sold and royalties are payable.

EndPath License Agreement and Equity Distribution

In July 2025, the Company entered into a license agreement with EndPath RadioTherapeutics, Inc. (formerly Isotovia Biosciences, Inc.) (“EndPath”) pursuant to which the Company granted EndPath an exclusive, worldwide license to certain of the Company’s ATTOBODY platform technology for use in the development and commercialization of radioligand products (the “EndPath Agreement”). Under the EndPath Agreement, the Company is responsible for using its ATTOBODY platform technology to generate and develop initial Attobodies directed to two initial targets. EndPath is responsible for subsequent development, regulatory, manufacturing and commercialization activities. The EndPath Agreement also provides EndPath with rights to request additional research services for up to two additional targets after the first anniversary of the agreement, subject to separate reimbursement.

As consideration for the license and related research and development obligations, the Company received 24,000,000 shares of EndPath common stock, of which 6,000,000 shares are subject to repurchase if specified conditions are not met, including the first accepted investigational new drug filing for a lead product, or certain termination events. The Company is also eligible to receive additional consideration under the EndPath Agreement of up to $14.5 million in development and regulatory milestone payments, up to $170.0 million in sales milestone payments, and low single-digit royalties on worldwide annual net sales of licensed products.

Upon receipt of the EndPath common stock, the Company concluded that its ownership interest met the criteria for equity method accounting. The Company elected the fair value option under ASC 825, Financial Instruments, and measured the EndPath common stock at fair value using an option pricing model based on EndPath’s Series A preferred stock.

The Company also concluded that the EndPath arrangement represents a contract with a customer within the scope of ASC 606. The Company identified separate performance obligations for each of the two initial

Attovia Therapeutics, Inc.

Notes to Consolidated Financial Statements

target programs, each consisting of the applicable license rights and related research and development services, together with related supporting activities. For purposes of determining revenue under the EndPath Agreement, the Company evaluated the EndPath common stock as noncash consideration received from a customer. The Company determined that the transaction price at inception was $1.8 million, representing the fair value of the 18,000,000 shares of EndPath common stock that were not subject to repurchase. The fair value of the 6,000,000 shares subject to repurchase was excluded from the transaction price at inception and as of December 31, 2025 because the underlying contingency had not been resolved and the Company determined that the amount was constrained. The Company recorded the fair value of 6,000,000 shares subject to repurchase as an asset with a corresponding customer deposit liability of $0.6 million, which was included in other non-current liabilities on the Company’s consolidated balance sheets. The customer deposit liability remains outstanding until the repurchase option lapses, is exercised or is otherwise resolved.

The Company recognizes revenue using a cost-based input method over the estimated research term. The Company recognized $1.4 million of collaboration revenue under the EndPath Agreement during the year ended December 31, 2025. As of December 31, 2025, the contract liability related to the EndPath Agreement was $0.4 million, which was included in accrued expenses and other current liabilities on the Company’s consolidated balance sheets.

In September 2025, the Company distributed the EndPath common stock received as noncash consideration under the EndPath Agreement, with an aggregate carrying value of $2.4 million, to holders of the Company’s outstanding capital stock. Following the distribution, the Company no longer held any EndPath common stock. The distribution was accounted for as an in-kind dividend and reduced the Company’s equity investment in EndPath to zero. There was no gain or loss recognized as a result of the distribution since there was no change in fair value of the investment in EndPath during the short holding period between the initial valuation date and the distribution date.

6.	Commitments and Contingencies

Leases

In June 2023, the Company entered into a lease agreement with Alamar to lease approximately 8,287 square feet of office and laboratory spaces in Fremont, California, which is classified as an operating lease. The lease commenced on June 1, 2023, with an initial term of 18 months. After expiration of the initial term, the lease would continue on a month-to-month basis unless terminated by either party upon 30 days prior written notice. At the inception of the lease, the Company concluded that it was not reasonably likely to exercise such extension option. Monthly base rent payments were $49,044, subject to an annual 12% increase starting from February 1, 2024. The discount rate used to measure the lease liability for such operating lease upon recognition was 13.8%.

Between October 2023 and October 2024, the Company entered into four amendments to the lease agreement to increase the area of leased space, extend the lease term, adjust the monthly base rent for the remaining lease term, and make certain other changes to the lease terms. The first three amendments were accounted for as separate short-term lease contracts. The final amendment to the lease agreement, entered in October 2024, increased the leased area, extended the lease term until March 31, 2025, and adjusted the base rent for the remaining lease term to $63,261 per month. This final amendment was accounted for as a lease modification, but was determined to be immaterial to the Company’s consolidated financial statements.

In July 2024, the Company entered into a lease agreement to lease approximately 26,062 square feet of office, laboratory and storage spaces in San Carlos, California, which was classified as an operating lease. The lease commencement date was January 31, 2025, with an initial term of 40 months. After the expiration of the initial term, the Company has the option to extend the lease for an additional 60 months. At the

Attovia Therapeutics, Inc.

Notes to Consolidated Financial Statements

inception, the Company concluded that it was not reasonably likely to exercise such extension option. As of the commencement date, future lease payments totaled $6.7 million and the lease liability was calculated to be $5.8 million, which is equal to the present value of the future lease payments, discounted at an incremental borrowing rate of 8.2%. In conjunction with the agreement, the Company secured a letter of credit in the amount of $0.6 million and $0.4 million as of December 31, 2024 and 2025, respectively. The funds related to this letter of credit are presented as restricted cash on the Company’s consolidated balance sheets.

In September 2023, the Company entered into a lease agreement for certain laboratory equipment, which was classified as a finance lease. The lease expired in 2024, and the related expense for the year ended December 31, 2024 was immaterial.

The components of total lease cost related to leases for the years ended December 31, 2024 and 2025 were as follows (in thousands):

	Year Ended December 31,
	2024	2025
Operating lease cost	$680	$1,814
Variable lease cost	199	704
Short-term lease cost	95	184

Total lease cost	$974	$2,702

During the years ended December 31, 2024 and 2025, cash paid for amounts included in operating lease liability of $0.6 million and $0.9 million, respectively, were included in cash flows from operating activities on the consolidated statements of cash flows.

The Company had no operating leases as of December 31, 2024. As of December 31, 2025, the weighted-average remaining lease term was 2.5 years, and the weighted average discount rate used to measure the lease liabilities for such operating leases upon recognition was 8.2%.

As of December 31, 2025, the future minimum lease commitments under the operating lease were as follows (in thousands):

Year Ended December 31,
2026	$2,254
2027	2,333
2028	1,200

Total future minimum lease payments	$5,787
Less: Imputed interest	(525)

Present value of operating lease liabilities	$5,262

Legal Contingencies

From time to time, the Company may become involved in legal proceedings arising from the ordinary course of business. The Company records a liability for such matters when it is probable that future losses will be incurred and that such losses can be reasonably estimated. Significant judgment by the Company is required to determine both probability and the estimated amount. The Company was not a party to any material legal proceedings or claims and no liabilities were recorded for loss contingencies as of December 31, 2025 and 2024 that could have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Attovia Therapeutics, Inc.

Notes to Consolidated Financial Statements

Indemnification Agreements

In the ordinary course of business, the Company enters into agreements that may include indemnification provisions. Pursuant to such agreements, the Company may indemnify, hold harmless and defend an indemnified party for losses suffered or incurred by the indemnified party. Some of the provisions will limit losses to those arising from third-party actions. In some cases, the indemnification will continue after the termination of the agreement. The maximum potential amount of future payments the Company could be required to make under these provisions is not determinable. The Company has never incurred material costs to defend lawsuits or settle claims related to these indemnification provisions. The Company has also entered into indemnification agreements with its directors and officers that require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent permitted by Delaware corporate law. The Company currently has directors’ and officers’ liability insurance.

7.	Redeemable Convertible Preferred Stock

As of December 31, 2024 and 2025, redeemable convertible preferred stock consisted of the following (in thousands, except share and price data):

	December 31, 2024
	Shares Authorized	Original Issue Price	Shares Issued and Outstanding	Carrying Value	Liquidation Value
Series A-1	30,425,000	$1.00	30,425,000	$26,046	$30,425
Series A-2	27,659,090	$1.10	27,659,090	30,407	30,425
Series B	76,363,636	$1.38	38,181,818	52,500	52,500

	134,447,726		96,265,908	$108,953	$113,350

	December 31, 2025
	Shares Authorized	Original Issue Price	Shares Issued and Outstanding	Carrying Value	Liquidation Value
Series A-1	30,425,000	$1.00	30,425,000	$26,046	$30,425
Series A-2	27,659,090	$1.10	27,659,090	30,407	30,425
Series B	76,363,636	$1.38	76,363,636	111,773	105,000
Series C	65,454,544	$1.38	65,454,544	90,000	90,000

	199,902,270		199,902,270	$258,226	$255,850

In June 2023, the Company entered into a Series A redeemable convertible preferred stock purchase agreement (the “Series A Purchase Agreement”) with certain investors and issued an aggregate of 30,425,000 shares of Series A-1 redeemable convertible preferred stock at $1.00 per share for total gross proceeds of $30.4 million. The issuance costs were $0.2 million.

The Series A Purchase Agreement also provided for the issuance and sale to the same investors of 27,659,090 shares of Series A-2 redeemable convertible preferred stock at $1.10 per share upon achieving certain milestone conditions (the “Series A Milestone Closing”) on or before December 1, 2025, or, at the option of the investors, any time before that date. The Series A milestone was achieved in December 2023, and upon the occurrence of the Series A Milestone Closing in January 2024, 27,659,090 shares of the Series A-2 redeemable convertible preferred stock were issued at a price of $1.10 per share, which resulted in gross cash proceeds of $30.4 million. The Series A-2 redeemable convertible preferred stock was recorded at fair value based on proceeds received, less issuance costs of less than $0.1 million.

Attovia Therapeutics, Inc.

Notes to Consolidated Financial Statements

The issuance of shares of Series A-1 redeemable convertible preferred stock was recorded at the amount of proceeds received less issuance costs and the amount allocated to the preferred stock tranche liability (see Note 8).

In May 2024, the Company entered into the Series B redeemable convertible preferred stock purchase agreement (the “Series B Purchase Agreement”) with certain investors and issued 38,181,818 shares of Series B redeemable convertible preferred stock at $1.375 per share for total gross proceeds of $52.5 million. The Series B Purchase Agreement also provides for the issuance and sale to the same investors of an additional 38,181,818 shares of Series B redeemable convertible preferred stock (“Series B Second Tranche Shares”) on the same terms as the shares issued at the initial closing, upon achieving the first dosing milestone or if the achievement of such milestone conditions is waived in writing by the holders of at least 66% of the then-outstanding shares of Series B redeemable convertible preferred stock (the “Series B Requisite Holders”) and the Board of Directors of the Company, including a majority of the then seated Preferred Directors (the “Series B Milestone Closing”) on or before June 30, 2026, or, at the option of the investors, at any time before that date. The Series B redeemable convertible preferred stock was recorded at its fair value of $47.5 million, less issuance costs of $0.3 million.

In January 2025, upon the achievement of the Series B milestone, the remaining 38,181,818 shares of the Series B redeemable convertible preferred stock were issued at a price of $1.375 per share, which resulted in gross cash proceeds of $52.5 million. As a result of this issuance, the Series B preferred stock tranche liability of $6.8 million was settled and the Series B redeemable convertible preferred stock was recorded at its fair value of $59.3 million, less issuance costs of less than $0.1 million (see Note 8).

In March 2025, the Company issued 65,454,544 shares of its Series C redeemable convertible preferred stock at a purchase price of $1.375 per share for total gross proceeds of $90.0 million. The Series C redeemable convertible preferred stock was recorded at fair value based on proceeds received, less issuance costs of $0.3 million.

The rights, preferences, privileges and restrictions granted to or imposed on the respective classes of the Company’s capital shares or the holders thereof are as follows:

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary or a deemed liquidation event, including a merger, acquisition or sale of all or substantially all of the Company’s assets, (each a “Liquidation Event”), the holders of Series C and Series B redeemable convertible preferred stock shall be entitled to receive on a pari passu basis, prior and in preference to any distribution of any of the assets of the Company to the holders of Series A-1 redeemable convertible preferred stock, Series A-2 redeemable convertible preferred stock and common stock, an amount per share equal to the original issue price, plus any dividends declared but unpaid thereon.

After full payment to holders of the Series C and Series B redeemable convertible preferred stock, the holders of Series A-1 and A-2 redeemable convertible preferred stock shall be entitled to receive on a pari passu basis, prior and in preference to any distribution of any of the assets of the Company to the holders of common stock, an amount per share equal to the applicable original issue price, plus any dividends declared but unpaid thereon.

If the assets and funds are insufficient to permit the payment to holders of the redeemable convertible preferred stock of the full preferential amounts, then the entire assets and funds legally available for distribution to stockholders shall be distributed ratably among the holders of the respective series of redeemable convertible preferred stock in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Attovia Therapeutics, Inc.

Notes to Consolidated Financial Statements

Upon completion of the distributions of the full amounts required above, all of the remaining assets of the Company available for distribution shall be distributed among the holders of redeemable convertible preferred stock and common stock pro rata on an as-converted basis, provided, however, that if the aggregate amount the holders of redeemable convertible preferred stock are entitled to receive shall exceed two and one-half times the applicable original issue price per share of the redeemable convertible preferred stock, as adjusted, plus any dividends declared but unpaid thereon (the “Participation Cap”), each holder of the redeemable convertible preferred stock shall only be entitled to receive the greater of (a) the Participation Cap and (b) the amount such holder would have received if all shares of such series of redeemable convertible preferred stock had been converted into common stock immediately prior to such Liquidation Event.

Conversion

Each share of redeemable convertible preferred stock is convertible, at the option of the holder thereof, at any time, into such number of fully paid and nonassessable shares of common stock as is determined by dividing the applicable original issue price by the conversion price of $1.00 for shares of Series A-1 redeemable convertible preferred stock, $1.10 for Series A-2 redeemable convertible preferred stock and $1.375 for shares of Series B and Series C redeemable convertible preferred stock, as adjusted for any stock splits, stock dividends, combinations, recapitalizations or the like, as well as any down-round anti-dilution adjustments.

Each share of redeemable convertible preferred stock will automatically be converted into shares of common stock at the then-effective conversion rate either (a) upon the closing of the sale of shares of common stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, that is either (i) approved by the holders of at least 66% of the outstanding shares of redeemable convertible preferred stock, voting together as a single class on an as-converted basis (“Requisite Holders”), including the Series B Requisite Holders and Series C Requisite Holders, or (ii) at a price of at least $1.65 per share, resulting in at least $100.0 million of gross proceeds to the Company and in connection with such offering the Company’s common stock is listed for trading on the Nasdaq Stock Market’s National Market, the New York Stock Exchange or such other international exchange of equal stature, or (b) by vote or written consent of the Requisite Holders.

Dividends

The holders of the outstanding shares of Series C and Series B redeemable convertible preferred stock are entitled to receive, only when, as and if declared by the Company’s board of directors, out of any funds and assets legally available therefor, non-cumulative dividends at the rate of 8% of the original issue price for each share of Series C and Series B redeemable convertible preferred stock, prior and in preference to any dividends paid to the holders of Series A-1 redeemable convertible preferred stock, Series A-2 redeemable convertible preferred stock and common stock (other than dividends on shares of common stock payable in shares of common stock). The holders of the outstanding shares of Series A-2 and Series A-1 redeemable convertible preferred stock are entitled to receive, only when, as and if declared by the Company’s board of directors, out of any funds and assets legally available therefor, non-cumulative dividends at the rate of 8% of the original issue price for each share of Series A-1 and Series A-2 redeemable convertible preferred stock, prior and in preference to any dividends paid to the holders of common stock (other than dividends on shares of common stock payable in shares of common stock). After payment of the full amount of any dividends described above, any additional dividends are distributed among all holders of common stock and the redeemable convertible preferred stock on an as-converted basis. Whenever a dividend is payable in property other than cash, the value of such dividend is deemed to be the fair market value of such property as determined in good faith by the Company’s board of directors.

Attovia Therapeutics, Inc.

Notes to Consolidated Financial Statements

No dividends were declared as of December 31, 2024 and 2025.

Voting

The holders of each share of redeemable convertible preferred stock are entitled to the number of votes equal to the number of shares of common stock into which such shares of redeemable convertible preferred stock could be converted. With respect to such votes, the holders have full voting rights and powers equal to the voting rights and powers of common stock.

The holders of Series C redeemable convertible preferred stock, exclusively and as a separate class, are entitled to elect one director of the Company. The holders of Series B redeemable convertible preferred stock, exclusively and as a separate class, are entitled to elect one director of the Company. The holders of Series A-1 redeemable convertible preferred stock and Series A-2 redeemable convertible preferred stock, exclusively and as a separate class, are entitled to elect two directors of the Company. The holders of common stock, exclusively and as a separate class, are entitled to elect two directors of the Company. The holders of shares of redeemable convertible preferred stock and common stock are entitled, voting together as a combined class and on an as-converted basis, to elect the remaining directors of the Company.

Redemption

The shares of Series C redeemable convertible preferred stock shall be redeemed by the Company at a price per share equal to the applicable original issue price, plus all declared but unpaid dividends thereon, in one installment commencing not more than 60 days after receipt by the Company and the other holders of Series C redeemable convertible preferred stock of written notice requesting redemption of all shares of Series C redeemable convertible preferred stock held by such holder of Series C redeemable convertible preferred stock. The redemption can happen at any time on or after March 31, 2035, provided that a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or a deemed liquidation event, has not occurred prior to that date.

The shares of Series B redeemable convertible preferred stock shall be redeemed by the Company at a price per share equal to the applicable original issue price, plus all declared but unpaid dividends thereon, in one installment commencing not more than 60 days after receipt by the Company and the other holders of Series B redeemable convertible preferred stock of written notice requesting redemption of all shares of Series B redeemable convertible preferred stock held by such holder of Series B redeemable convertible preferred stock. The redemption can happen at any time on or after March 31, 2035, provided that a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or a deemed liquidation event, has not occurred prior to that date.

The shares of Series A-1 redeemable convertible preferred stock and Series A-2 redeemable convertible preferred stock are not redeemable other than upon the occurrence of a Liquidation Event.

8.	Preferred Stock Tranche Liabilities

The Company determined that the contingent obligations to issue shares of Series A-2 redeemable convertible preferred stock and the Series B Second Tranche Shares at the Series A Milestone Closing and Series B Milestone Closing, respectively, represented freestanding instruments. These instruments, referred to as the Series A preferred stock tranche liability and Series B preferred stock tranche liability, respectively, were accounted for as a liability, initially recorded and subsequently remeasured at fair value until their settlement or expiration.

Attovia Therapeutics, Inc.

Notes to Consolidated Financial Statements

The Series A-2 preferred stock tranche was settled in January 2024, and the fair value of the Series A preferred stock tranche liability as of December 31, 2023 and at the settlement date was negligible. The remeasurement of the Series A-2 preferred stock tranche liability as of the settlement date did not have an impact on the consolidated statements of operations and comprehensive loss for the year ended December 31, 2024. The Series B preferred stock tranche liability was initially recorded as a liability at $5.0 million. The Company remeasured the Series B preferred stock tranche liability as of December 31, 2024 and determined that the fair value of the liability was $6.6 million, and therefore recorded an approximately $1.7 million loss in its consolidated statements of operations and comprehensive loss during the year ended December 31, 2024. The Series B preferred stock tranche was settled in January 2025 when the Series B milestone was achieved (see Note 7). The Company remeasured the Series B preferred stock tranche liability in January 2025 and determined that the fair value of the liability was $6.8 million, and therefore recorded an approximately $0.2 million loss in its consolidated statements of operations and comprehensive loss during the year ended December 31, 2025.

The preferred stock tranche liabilities were valued using a probability-weighted present value calculation. In determining the fair value of the preferred stock tranche liabilities, estimates and assumptions impacting fair value included (i) discount rates, (ii) the expected term of the forward, and (iii) the probability of the tranche closing. Significant increases (decreases) in any of those inputs in isolation may result in a significant change in fair value measurement. The Company determined the per share future value of the Series A-2 redeemable convertible preferred stock and Series B redeemable convertible preferred stock by back-solving to the original issue price of the Series A-2 redeemable convertible preferred stock and Series B redeemable convertible preferred stock financings, respectively. In January 2025, upon the achievement of the Series B milestone, the Series B Milestone Closing was completed, and the associated Series B preferred stock tranche liability was settled. The fair value of the Series B redeemable convertible preferred stock was $1.55 per share and represented the only input used in determining the fair value of the Series B preferred stock tranche liability upon the Series B Milestone Closing.

The Series B preferred stock tranche liability was valued using the following assumptions:

	May 1, 2024	December 31, 2024
Discount rate	5.40%	4.40%
Term of forward (years)	0.67	0.04
Probability of tranche closing	75.0%	97.5%

9.	Common Stock

The Company is authorized to issue 284,023,000 shares of common stock with a par value of $0.0001. There were 41,871,320 shares of common stock issued and outstanding as of December 31, 2025.

The Company had reserved common stock, on an as-converted basis, for future issuance as follows:

	December 31,
	2024	2025
Conversion of redeemable convertible preferred shares	96,265,908	199,902,270
Share options issued and outstanding	15,953,750	24,553,563
Share options available for future grant	4,857,896	4,171,026

Total ordinary shares reserved	117,077,554	228,626,859

Attovia Therapeutics, Inc.

Notes to Consolidated Financial Statements

10.	Share-based Compensation

In 2023, the Company adopted the 2023 Equity Incentive Plan (“2023 Plan”), under which the Board of Directors can issue options to purchase shares of common stock. As of December 31, 2025, there were 30,595,909 shares of common stock authorized and reserved for issuance under the 2023 Plan. 4,171,026 shares of common stock remain available for future grants as of December 31, 2025.

Awards granted under the 2023 Plan may be either incentive stock options (“ISOs”), nonstatutory stock options (“NSOs”), restricted stock awards (“RSAs”), restricted stock units (“RSUs”) or stock appreciation rights (“SARs”). ISOs may be granted only to Company employees (including officers and directors who are also employees). NSOs may be granted to Company employees and consultants. The Board of Directors of the Company has the authority to approve the option recipient, the number of shares, the term, and the exercise price. The exercise price of ISOs and NSOs shall not be less than 100% of the estimated fair value of the shares on the date of grant. The exercise price of ISOs shall be no less than 110% of the estimated fair value of the shares on the date of grant to any employee who, at the time of grant, owns shares representing more than 10% (“10% shareholder”) of the voting power of all classes of shares of the Company. The options usually have a term of 10 years (or no more than five years if granted to a 10% shareholder). Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance and/or other conditions. Generally, options and restricted stock awards vest over a four-year period.

The Company had not granted any RSUs and SARs as of December 31, 2024 and 2025.

Options

A summary of stock option activity is set forth below:

	Outstanding Awards
	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding, January 1, 2024	2,365,000	$0.17	9.64	$331
Granted	14,706,000	$0.38
Exercised	(1,117,250)	$0.28		$261

Outstanding, January 1, 2025	15,953,750	$0.35	9.35	$4,662
Granted	9,388,300	$0.53
Exercised	(754,070)	$0.26		$231
Forfeited or expired	(34,417)	$0.42

Outstanding, December 31, 2025	24,553,563	$0.42	8.76	$2,621

Shares exercisable December 31, 2025	5,980,952	$0.36	8.35	$1,035
Vested and expected to vest, December 31, 2025	24,553,563	$0.42	8.76	$2,621

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying stock options and the estimated fair value of the Company’s common stock for those stock options that had exercise prices lower than the estimated fair value of the Company’s common stock as of December 31, 2024 and 2025.

Attovia Therapeutics, Inc.

Notes to Consolidated Financial Statements

The total fair value of options that vested during the years ended December 31, 2024 and 2025 was $0.2 million and $1.6 million, respectively. The weighted-average grant date fair value of options granted in the years ended December 31, 2024 and 2025 was $0.28 and $0.35 per share, respectively.

As of December 31, 2025, there was $5.4 million of unrecognized stock-based compensation expense related to unvested stock options, which is expected to be recognized over a weighted-average period of 2.8 years.

RSAs

In April 2023, the Company entered into restricted stock agreements with its management and employees, outside of the 2023 Plan, to grant 9,300,000 shares of restricted stock awards at a purchase price of $0.0001 per share, with an estimated grant date fair value of $0.29 per share.

The restricted stock awards vest over a four-year period starting on the grant date and have a one-year cliff vesting period. In the event the employees’ services are terminated, the Company reserves the right to repurchase unvested shares at the original purchase price, adjusted for any stock dividends, stock splits, reverse stock splits, or recapitalizations of the Company’s common stock occurring after the effective date of the applicable restricted stock agreement.

The restricted stock awards were accounted for as a compensatory arrangement under ASC Topic 718, Compensation-Stock Compensation. Shares purchased pursuant to these restricted stock awards participate in dividends and voting, are legally outstanding, and are presented as outstanding shares.

The stock-based compensation expense related to the restricted stock awards was $0.7 million for the year ended December 31, 2024, of which $0.2 million was recorded in research and development and $0.5 million in general and administrative expenses on the consolidated statements of operations and comprehensive loss. The stock-based compensation expense related to the restricted stock awards was $0.7 million for the year ended December 31, 2025, of which $0.2 million was recorded in research and development and $0.5 million in general and administrative expenses on the consolidated statements of operations and comprehensive loss. Fair value of shares vested during the years ended December 31, 2024 and 2025 was $1.1 million and $0.7 million, respectively.

Activity with respect to restricted stock awards was as follows:

	Restricted Stock Awards	Weighted- Average Grant Date Fair Value
Unvested at December 31, 2023	9,300,000	$0.29
Vested	(3,875,000)	$0.29

Unvested at December 31, 2024	5,425,000	$0.29
Vested	(2,325,000)	$0.29

Unvested at December 31, 2025	3,100,000	$0.29

As of December 31, 2025, there was $0.9 million of unrecognized stock-based compensation expense related to unvested restricted stock awards, which is expected to be recognized over a weighted-average period of 1.3 years. No restricted stock awards were repurchased or cancelled during the years ended December 31, 2024 and 2025.

Attovia Therapeutics, Inc.

Notes to Consolidated Financial Statements

Stock-Based Compensation Expense

The following table presents the classification of stock-based compensation expense related to awards granted to employees and non-employees (in thousands):

	Year Ended December 31,
	2024	2025
Research and development	$468	$798
General and administrative	920	1,590

Total stock-based compensation expense	$1,388	$2,388

The Company estimated the fair value of stock options using the Black-Scholes option-pricing model. The fair value of stock options is being amortized on a straight-line basis over the requisite service period of the awards. The fair value of stock options granted was estimated using the following weighted-average assumptions:

	Year Ended December 31,
	2024	2025
Expected volatility	70.22% - 71.43%	68.44% - 71.43%
Expected dividend yield	0%	0%
Expected term (in years)	5.89 - 6.08	5.86 - 6.08
Risk-free interest rate	3.86% - 4.47%	3.80% - 4.16%
Fair value of common stock	$0.31 - $0.38	$0.38 - $0.53

The assumptions are as follows:

•

Expected volatility. The expected stock price volatility assumption was determined by examining the historical volatilities for industry peers, as the Company did not have any trading history for the Company’s common stock. The Company will continue to analyze the historical stock price volatility and expected term assumption as more historical data for the Company’s common stock becomes available.

•	Expected dividend yield. The expected dividend is assumed to be zero as dividends have never been paid and there are no current plans to pay dividends on common stock shares.

•

Expected term. The expected term represents the weighted-average period the stock options are expected to remain outstanding and is based on the options’ vesting terms and contractual terms as the Company does not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior.

•	Risk-free interest rate. The risk-free interest rate is based on the U.S. Treasury yield with a maturity equal to the expected term of the option in effect at the time of grant.

•

Fair value of common stock. The fair value of the Company’s common stock is determined by its board of directors with input from management and third-party valuation specialists. The Company’s approach to estimate the fair value of the Company’s common stock is consistent with the methods outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Determining the best estimated fair value of the Company’s common stock requires significant judgment and management considers several factors, including the Company’s stage of development, equity market conditions affecting comparable public companies, significant milestones and progress of research and development efforts.

Attovia Therapeutics, Inc.

Notes to Consolidated Financial Statements

Based on the Company’s early stage of development and other relevant factors, the Company determined that an Option Pricing Method (“OPM”), primarily the OPM backsolve methodology, was the most appropriate method for allocating the enterprise value to determine the estimated fair value of its common stock for valuations performed from the Company’s inception through the end of 2024. Within the OPM framework, the backsolve method is used to infer the total equity value implied by a recent financing transaction or by an estimated equity value of the Company’s pipeline product candidates. The backsolve method involves the construction of an allocation model that takes into account the Company’s capital structure and the rights, preferences and privileges of each class of stock, and also assumes reasonable inputs for the other OPM variables, including expected time to liquidity, volatility, and risk-free rate. The total equity value is then iterated in the model until the model output value for the equity class sold in a recent financing round equals the price paid in that round. The OPM is generally utilized when specific future liquidity events are difficult to forecast (i.e., the enterprise has many choices and options available), and the enterprise’s value depends on how well it follows an uncharted path through the various possible opportunities and challenges. In determining the estimated fair value of the common stock, the Company’s board of directors also considered the fact that the stockholders could not freely trade the common stock in the public markets. Accordingly, the Company applied discounts to reflect the lack of marketability of its common stock based on the weighted-average expected time to liquidity. The estimated fair value of the common stock at each grant date reflected a non-marketability discount partially based on the anticipated likelihood and timing of a future liquidity event.

For valuations beginning in March 2025, the Company began using a hybrid method that combines the Probability-Weighted Expected Return Method (“PWERM”), an accepted valuation method described in the Practice Aid and the OPM. The PWERM contemplated a scenario in which the Company remained private with an uncertain future exit and scenario(s) in which the Company exited via initial public offering (“IPO”). For the scenario in which the Company remained private, the Company utilized the OPM as discussed above. For the scenario(s) in which the Company exited via IPO, the Company utilized an analysis based on observed step-up multiples achieved at IPO for comparable public issuers in which the Company applied a step-up multiple believed to be achievable at IPO to the post-money valuation achieved by the Company in its most recent (or expected future cross-over) financing round. The resulting total equity value for the Company estimated for a scenario(s) in which the Company exited via IPO was then allocated to the Company’s share classes using a waterfall allocation analysis that treats all preferred securities as immediately converting to common stock at the time of an IPO event. In determining the estimated fair value of the common stock, the Company’s board of directors also considered the fact that the stockholders could not freely trade the common stock in the public markets. Accordingly, the Company applied discounts to reflect the lack of marketability of its common stock based on the weighted-average expected time to liquidity in each of the contemplated exit scenarios. The estimated fair value of the common stock at each grant date reflected a non-marketability discount partially based on the anticipated likelihood and timing of a future liquidity event.

Attovia Therapeutics, Inc.

Notes to Consolidated Financial Statements

11.	Income Taxes

Net loss before provision for income taxes was distributed geographically for the years ended December 31, 2024 and 2025 as follows (in thousands):

	Year Ended December 31,
	2024	2025
Domestic	$(39,801)	$(60,634)
Foreign	—	7

Total	$(39,801)	$(60,627)

There were no federal, state and local, or foreign provisions for income taxes recorded for the years ended December 31, 2024 and 2025, as the Company operated with taxable losses.

The income tax expense was zero for the year ended December 31, 2024. A reconciliation of the U.S. federal statutory income tax rate for the year ended December 31, 2024, presented under the disclosure requirements in effect prior to the adoption of ASU 2023-09, is as follows (in thousands):

Year Ended December 31, 2024
Federal tax at statutory rate	$(8,358)
State tax, net of federal benefit	1
Stock-based compensation expense	291
Credits	(506)
Other	375
Change in valuation allowance	8,197

Income tax provision	$—

Beginning with the year ended December 31, 2025, the Company adopted ASU 2023-09 on a prospective basis. See Note 2. Summary of Significant Accounting Policies – Recently Adopted Accounting Pronouncements section for additional details.

A reconciliation of U.S. federal statutory income tax rate to the Company’s effective tax rate for the year ended December 31, 2025 is as follows (in thousands):

	Year Ended December 31, 2025
	$	%
Net loss before income taxes	$(60,627)
U.S. federal statutory tax rate	(12,732)	21.0%
Research and development tax credits	(655)	1.1%
Changes in valuation allowance	13,593	-22.5%
Change in unrecognized tax benefits	(495)	0.8%
Other	289	-0.4%

Effective tax rate	$—	0.0%

Attovia Therapeutics, Inc.

Notes to Consolidated Financial Statements

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred tax assets and liabilities as of December 31, 2024 and 2025 were as follows (in thousands):

	December 31,
	2024	2025
Deferred tax assets:
Net operating loss carryforwards	$34	$4,746
Tax credits	894	1,910
Accrual and reserves	433	827
Research and development	6,774	10,233
Intangible assets	1,927	5,725
Depreciation and amortization	18	—
Lease liability	—	1,105

Total deferred tax assets	10,080	24,546
Deferred tax liabilities:
Depreciation and amortization	—	(91)
Operating lease right-of-use assets	—	(919)

Total deferred tax liabilities	—	(1,010)
Valuation allowance	(10,080)	(23,536)

Net deferred tax assets	$—	$—

The following table represents the Company’s valuation allowance balance as of December 31, 2024 and 2025 (in thousands):

	Year Ended December 31,
	2024	2025
Beginning balance	$1,647	$10,080
Additions	8,433	13,456
Write-offs or deductions	—	—

Ending balance	$10,080	$23,536

A valuation allowance is required to be established when it is more likely than not that all or a portion of a deferred tax asset will not be realized. Realization of deferred tax assets is dependent upon future earnings, the timing and amount of which are uncertain. The Company believes that, based on a number of factors such as the history of operating losses, it is more likely than not that the deferred tax assets will not be fully realized, such that a full valuation allowance has been recorded. The valuation allowance was $23.5 million for the year ended December 31, 2025, primarily due to capitalized foreign research and development expenditures, intangible assets, and net operating loss carryforwards.

Attovia Therapeutics, Inc.

Notes to Consolidated Financial Statements

The following table represents the Company’s U.S. federal and state net operating loss carryforwards and tax credits as of December 31, 2025 (in thousands):

	Amount	Begin to expire
Net operating losses, U.S. Federal	$24,151	Do not expire
Net operating losses, U.S. States	$15	2044
Tax credits, U.S. Federal	$1,193	2044
Tax credits, U.S. States	$1,335	Do not expire

Utilization of some of the federal and state net operating loss and credit carryforwards may be subject to annual limitations due to the change in ownership provisions of the Internal Revenue Code of 1986, as amended (“I.R.C.”), and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization. As of December 31, 2025, the Company has not yet performed an I.R.C. Section 382 study to determine whether it has experienced a change in ownership. As the Company has recorded a full valuation allowance, any potential limitation is not expected to have a material impact to the consolidated financial statements. On July 4, 2025, the United States enacted the One Big Beautiful Bill Act (“OBBBA”) which extended or modified certain corporate tax provisions under the 2017 Tax Cuts and Jobs Act (“TCJA”). The OBBBA modified certain business deductions, including allowing for immediate expensing of U.S. research & development (“R&D”) expenditures, effective for the year ended December 31, 2025. The OBBBA also modified various international tax provisions which were set to change or expire after 2025 under the TCJA. The enactment of the OBBBA did not have a material impact on the Company’s consolidated financial statements for the year ended December 31, 2025.

The amounts of cash income taxes paid by the Company for the years ended December 31, 2024 and 2025 were immaterial.

Uncertain Tax Positions

A reconciliation of the beginning and ending balances of the unrecognized tax benefits for the years ended December 31, 2024 and 2025 was as follows (in thousands):

	Year Ended December 31,
	2024	2025
Beginning balance	$57	$639
Increase in tax positions in the current year	582	575
Decreases related to prior year’s tax position	—	(495)

Ending balance	$639	$719

The entire amount of the unrecognized tax benefits would not impact the Company’s effective tax rate if recognized due to its full valuation allowance. For the year ended December 31, 2025, the Company did not recognize accrued interest and penalties related to unrecognized tax benefits.

As of December 31, 2025, the Company was not under audit by the Internal Revenue Service or any state authority for income taxes for any open years. The Company’s domestic income tax returns are open to examination by the Internal Revenue Service and by state taxing authorities beginning with tax year 2023.

Attovia Therapeutics, Inc.

Notes to Consolidated Financial Statements

12.	Related Party Transactions

Alamar License Agreement

In June 2023, the Company issued 22,562,123 shares of its common stock to Alamar, an existing holder of the Company’s common stock, in exchange for the in-process research and development asset acquired under the Alamar License Agreement (see Note 5). Alamar owned 7,437,877 shares of the Company’s common stock prior to this transaction, which was received by Alamar upon the Company’s incorporation in December 2022.

Alamar Lease Agreement

In June 2023, the Company entered into a lease agreement with Alamar, which was amended four times between October 2023 and October 2024, to lease approximately 10,422 square feet of office and laboratory spaces in Fremont, California.

Other Services Agreements

In June 2023, the Company entered into a Services Agreement (the “Services Agreement”) with Alamar, under which Alamar will provide initial clerical, executive, and administrative services. In February 2024, the Company entered into a research services agreement (together with the Services Agreement, the “Services Agreements”) for Alamar to provide certain research diagnostic services. Under both Services Agreements, the Company paid $0.2 million and $0.2 million to Alamar during the years ended December 31, 2024 and 2025, and had a prepaid balance of less than $0.1 million as of December 31, 2024. There was no prepaid balance related to the Services Agreement as of December 31, 2025.

13.	Net Loss Per Share

The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders (in thousands, except share and per share data):

	Year Ended December 31,
	2024	2025
Numerator:
Net loss	$(39,801)	$(60,627)
Accretion of redeemable convertible preferred stock to its redemption value	(5,245)	(271)

Net loss attributable to common stockholders	(45,046)	(60,898)
Denominator:
Weighted-average common shares outstanding	40,383,709	41,544,720
Less: Weighted average common shares subject to repurchase	(7,577,108)	(4,854,379)

Weighted-average shares used in computing basic and diluted net loss per share	32,806,601	36,690,341

Net loss per share attributable to common stockholders, basic and diluted	$(1.37)	$(1.66)

Attovia Therapeutics, Inc.

Notes to Consolidated Financial Statements

The following outstanding shares of potentially dilutive securities were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented because including them would have been antidilutive:

	December 31,
	2024	2025
Redeemable convertible preferred stock	96,265,908	199,902,270
Options to purchase common stock	15,953,750	24,553,563
Unvested restricted stock awards	5,425,000	3,100,000
Unvested early exercised common stock options	637,667	414,000

Total	118,282,325	227,969,833

14.	Employee Benefit Plans

The Company sponsors a qualified 401(k) defined contribution plan covering eligible employees. Participants may contribute a portion of their annual compensation limited to a maximum annual amount set by the Internal Revenue Service. The Company’s contributions to the 401(k) Plan were $0.1 million and $0.2 million for the years ended December 31, 2024 and 2025, respectively.

15.	Segment Reporting

The CODM uses net loss to measure segment loss and assesses performance against expectations to make resource allocation decisions. In making this assessment, the CODM reviews and evaluates net loss to monitor budget versus actual results and to analyze cash flows for purposes of allocating resources and assessing financial performance. Additionally, the CODM reviews and uses significant expense categories included within net loss as well as the disaggregated amounts within research and development expenses and general and administrative expenses indicated in the table below to manage the Company’s operations. The measure of segment assets is reported on the consolidated balance sheets as total assets.

In addition to the significant expense categories included within net loss presented on the Company’s consolidated statements of operations and comprehensive loss, the following table provides disaggregated amounts that comprised research and development expenses (in thousands):

	Year Ended December 31,
	2024	2025
External costs
Clinical, manufacturing, and preclinical services	$21,375	$37,106
Professional consulting services	1,834	2,417
Consumables and other research and development costs	3,132	3,122
Internal costs
Personnel-related costs	6,993	10,686
Facilities and overhead costs	530	822

Total research and development expenses	$33,864	$54,153

16.	Subsequent Events

The Company evaluated subsequent events from December 31, 2025 to June 5, 2026, the day on which these consolidated financial statements were available to be issued. No subsequent events have been identified for disclosure to or adjustment on the consolidated financial statements.

Attovia Therapeutics, Inc.

Condensed Consolidated Balance Sheets (unaudited)

(in thousands, except share and per share amounts)

	December 31, 2025	March 31, 2026
Assets
Current assets:
Cash and cash equivalents	$40,193	$43,297
Marketable securities	112,075	89,325
Prepaid expenses and other current assets	4,027	4,020

Total current assets	156,295	136,642
Restricted cash	404	404
Property and equipment, net	3,492	3,510
Operating lease right-of-use asset, net	4,373	3,980
Other non-current assets	1,329	1,550

Total assets	$165,893	$146,086

Liabilities, redeemable convertible preferred stock, and stockholders’ deficit
Current liabilities:
Accounts payable (including related party amounts of $39 and $33 at December 31, 2025 and March 31, 2026, respectively)	$3,551	$2,561
Accrued expenses and other current liabilities	5,535	5,260
Operating lease liability, current portion	1,921	1,978

Total current liabilities	11,007	9,799
Operating lease liability, net of current portion	3,341	2,826
Other non-current liabilities	755	750

Total liabilities	15,103	13,375

Commitments and contingencies (Note 6)
Redeemable convertible preferred stock - $0.0001 par value; 199,902,270 shares authorized, issued and outstanding at December 31, 2025 and March 31, 2026; aggregate liquidation preference of $255,850 at December 31, 2025 and March 31, 2026	258,226	258,226

Stockholders’ deficit:
Common stock - $0.0001 par value; 284,023,000 shares authorized at December 31, 2025 and March 31, 2026; 41,871,320 and 41,907,870 shares issued and outstanding at December 31, 2025 and March 31, 2026, respectively	4	4
Additional paid-in capital	3,471	4,174
Accumulated other comprehensive income (loss)	99	(27)
Accumulated deficit	(111,010)	(129,666)

Total stockholders’ deficit	(107,436)	(125,515)

Total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	$165,893	$146,086

The accompanying notes are an integral part of these condensed consolidated financial statements.

Attovia Therapeutics, Inc.

Condensed Consolidated Statements of Operations and Comprehensive Loss (unaudited)

(in thousands, except share and per share amounts)

	Three Months Ended March 31,
	2025	2026
Operating expenses
Research and development (including related party amounts of $7 and $60 for the three months ended March 31, 2025 and 2026, respectively)	$11,856	$16,746
General and administrative (including related party amounts of $239 and $0 for the three months ended March 31, 2025 and 2026, respectively)	4,248	3,209

Total operating expenses	16,104	19,955

Loss from operations	(16,104)	(19,955)

Other income (expense)
Interest income	1,126	1,326
Change in fair value of preferred stock tranche liability	(170)	—
Other income (expense), net	(3)	(27)

Total other income (expense), net	953	1,299

Net loss	$(15,151)	$(18,656)

Less: Accretion of redeemable convertible preferred stock to its redemption value	(271)	—

Net loss attributable to common stockholders	$(15,422)	$(18,656)

Net loss per share attributable to common stockholders, basic and diluted	$(0.44)	$(0.48)

Weighted-average common shares outstanding, basic and diluted	35,364,476	38,583,067

Other comprehensive income
Unrealized loss on available-for-sale marketable securities, net	(24)	(126)

Net loss and other comprehensive loss	$(15,175)	$(18,782)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Attovia Therapeutics, Inc.

Condensed Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit

(unaudited)

(in thousands, except share and per share amounts)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at December 31, 2024	96,265,908	$108,953	41,117,250	$4	$3,487	$(50,383)	$67	$(46,825)
Issuance of Series B redeemable convertible preferred stock and settlement of preferred stock tranche liability of $6,808, net of issuance costs of $35	38,181,818	59,273	—	—	—	—	—	—
Issuance of Series C redeemable convertible preferred stock, net of issuance cost of $271	65,454,544	89,729	—	—	—	—	—	—
Accretion of Series C redeemable convertible preferred stock to its redemption value	—	271	—	—	(271)	—	—	(271)
Stock-based compensation expense	—	—	—	—	462	—	—	462
Issuance of common stock upon exercise of stock options	—	—	221,040	—	45	—	—	45
Unrealized loss on marketable securities, net	—	—	—	—	—	—	(24)	(24)
Net loss	—	—	—	—	—	(15,151)	—	(15,151)

Balance at March 31, 2025	199,902,270	$258,226	41,338,290	$4	$3,723	$(65,534)	$43	$(61,764)

Balance at December 31, 2025	199,902,270	$258,226	41,871,320	$4	$3,471	$(111,010)	$99	$(107,436)
Stock-based compensation expense	—	—	—	—	686	—	—	686
Issuance of common stock upon exercise of stock options	—	—	36,550	—	11	—	—	11
Vesting of early exercised stock options	—	—	—	—	6	—	—	6
Unrealized loss on marketable securities, net	—	—	—	—	—	—	(126)	(126)
Net loss	—	—	—	—	—	(18,656)	—	(18,656)

Balance at March 31, 2026	199,902,270	$258,226	41,907,870	$4	$4,174	$(129,666)	$(27)	$(125,515)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Attovia Therapeutics, Inc.

Condensed Consolidated Statements of Cash Flows (unaudited)

(in thousands)

	Three Months Ended March 31,
	2025	2026
Cash flows from operating activities
Net loss	$(15,151)	$(18,656)
Adjustments to reconcile net loss to net cash used in operating activities
Stock-based compensation expense	462	686
Depreciation expense	143	242
Net accretion of discounts on marketable securities	(406)	(265)
Non-cash lease expense	253	393
Change in fair value of preferred stock tranche liability	170	—
Loss on disposal of property and equipment	6	—
Write-off of deferred offering costs	364	—
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	1,249	122
Accounts payable	186	(113)
Accrued and other current liabilities	(1,209)	(103)
Operating lease liability	(12)	(458)
Other non-current assets	(186)	11

Net cash used in operating activities	(14,131)	(18,141)

Cash flows from investing activities
Maturities of marketable securities	18,000	43,000
Purchases of marketable securities	(45,502)	(20,226)
Purchases of property and equipment	(1,792)	(288)

Net cash (used in) provided by investing activities	(29,294)	22,486

Cash flows from financing activities
Proceeds from issuance of common stock upon exercise of stock options	45	11
Payments of deferred offering costs	(345)	(1,252)
Proceeds from issuance of Series B redeemable convertible preferred stock, net of issuance costs	52,465	—
Proceeds from issuance of Series C redeemable convertible preferred stock, net of issuance costs	89,729	—

Net cash provided by (used in) financing activities	141,894	(1,241)

Net change in cash, cash equivalents and restricted cash	98,469	3,104
Cash, cash equivalents and restricted cash at the beginning of the period	31,239	40,597

Cash, cash equivalents and restricted cash at the end of the period	$129,708	$43,701

Supplemental disclosures of noncash investing and financing activities
Deferred offering costs in accounts payable and accrued and other current liabilities	$30	$209

Property and equipment purchases in accounts payable	$23	$—

Accretion of redeemable convertible preferred stock to its redemption value	$271	$—

Right-of-use asset obtained in exchange for operating lease liability	$5,771	$—

Settlement of preferred stock tranche liability upon issuance of Series B redeemable convertible preferred stock	$6,808	$—

Vesting of early exercised stock options	$—	$6

Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	$129,101	$43,297
Restricted cash	607	404

Total cash, cash equivalents and restricted cash	$129,708	$43,701

The accompanying notes are an integral part of these condensed consolidated financial statements.

Attovia Therapeutics, Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

1.	Organization and Nature of the Business

Attovia Therapeutics, Inc. (the “Company”) is a clinical stage biotechnology company headquartered in San Carlos, California and focused on research and development of therapeutic products in the fields of immune-mediated diseases. The Company was incorporated in the State of Delaware on December 16, 2022 and subsequently commenced principal operations in June 2023.

As of March 31, 2026, the Company had two wholly owned subsidiaries, Attovia Therapeutics Cayman Co., Ltd., an exempted company incorporated in the Cayman Islands with limited liability in July 2025, and Attovia Therapeutics (Shanghai) Co., Ltd., a limited liability company incorporated in the People’s Republic of China in October 2025.

Liquidity

The Company has incurred significant net operating losses and negative cash flows from operations since inception and had an accumulated deficit of $129.7 million as of March 31, 2026. The Company has historically financed its operations primarily through the private placements of equity securities. To date, the Company has no product candidates approved for sale and therefore the Company has not generated any revenue from product sales. Management expects operating losses and negative cash flows to continue for the foreseeable future, until such time that it can generate significant sales of its product candidates currently in development or through collaboration or other agreements. The Company’s prospects are subject to risks, expenses and uncertainties frequently encountered by companies in the biotechnology industry as discussed under Risks and Uncertainties in Note 2. While the Company has been able to raise financing, there can be no assurance that in the event the Company requires additional financing, such financing will be available on terms which are favorable or at all. Failure to generate sufficient cash flows from operations, raise additional capital or reduce certain discretionary spending would have a material adverse effect on the Company’s ability to achieve its intended business objectives.

As of March 31, 2026, the Company had cash, cash equivalents and marketable securities of $132.6 million, which management believes will be sufficient to fund the Company’s planned operations for at least 12 months from the date these condensed consolidated financial statements are available to be issued.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The condensed consolidated financial statements and related disclosures are unaudited and have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (the “SEC”) regarding interim financial reporting.

The Company’s unaudited condensed consolidated financial statements include the accounts of its subsidiaries, and all intercompany transactions were eliminated upon consolidation. Prior to July 2025, the Company had no subsidiaries.

Unaudited Interim Financial Information

The condensed consolidated balance sheet as of December 31, 2025 was derived from the Company’s audited consolidated financial statements but does not contain all of the footnote disclosures from the consolidated financial statements. The accompanying unaudited interim condensed consolidated financial statements as of March 31, 2026 and for the three months ended March 31, 2025 and 2026, have been

Attovia Therapeutics, Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

prepared by the Company, pursuant to the rules and regulations of the SEC for interim financial statements. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. However, the Company believes that the disclosures are adequate to make the information presented not misleading. Accordingly, these unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements as of and for the year ended December 31, 2025. In the opinion of management, all adjustments, consisting only of normal recurring adjustments necessary for a fair statement of the Company’s condensed consolidated financial position as of March 31, 2026 and condensed consolidated results of operations, condensed consolidated statements of redeemable convertible preferred stock and stockholders’ deficit and condensed consolidated cash flows for the three months ended March 31, 2025 and 2026 have been made. The results of operations for the three months ended March 31, 2026 are not necessarily indicative of the results of operations that may be expected for the year ending December 31, 2026.

Other than policies noted below, there have been no changes from the significant accounting policies and estimates disclosed in Note 2 in the Company’s audited consolidated financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Such estimates include the fair value of marketable securities, the fair values of preferred stock tranche liabilities, the fair value of common stock, valuation of deferred tax assets, incremental borrowing rate for leases, accruals for research and development activities and stock-based compensation. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

Segments

Operating segments are defined as components of an entity for which separate financial information is available and regularly utilized by the Chief Operating Decision Maker (“CODM”) to assess the Company’s performance for capital and resource allocation decisions. The Company’s CODM is its Chief Executive Officer, who reviews such financial information on an aggregate company-level basis (see Note 14). The Company has determined it operates as a single operating segment and has one reportable segment, which is the research and development of therapeutic products in the fields of immune-mediated diseases. Revenue is generated exclusively from transactions with a party located in the United States. All long-lived assets are maintained in the United States of America.

Concentration of Credit Risk and of Significant Suppliers

Financial instruments which potentially subject the Company to concentration of credit risk consist primarily of cash and cash equivalents, marketable securities and restricted cash. The Company is exposed to credit risk from its deposits of cash and cash equivalents in excess of amounts insured by the Federal Deposit Insurance Corporation (“FDIC”). The Company has not experienced any losses on its deposits of cash and cash equivalents in 2025 and 2026.

The Company invests in money market funds, U.S. Treasury bills and notes, and other short-term fixed income securities which can be subject to certain credit risks. The Company mitigates these risks by

Attovia Therapeutics, Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

investing in high-grade instruments, limiting its exposure to any one issuer and monitoring the ongoing creditworthiness of the financial institutions and issuers. The Company has not experienced any losses on its financial instruments.

The Company is dependent on third-party manufacturers to supply materials for research and development activities for the Company’s pipeline products, including preclinical and clinical studies and testing, and manufacturing activities. In particular, the Company relies on a small number of manufacturers for the supply of drug substance and drug product materials for its clinical assets. The Company’s preclinical and clinical studies and testing and manufacturing activities could be adversely affected by a significant interruption in the supply of materials from its suppliers.

Risks and Uncertainties

The Company is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, development by competitors of new technological innovations, protection of proprietary technology, dependence on key personnel, compliance with government regulations and the need to obtain additional financing to fund operations. Product candidates currently under development will require significant additional research and development efforts, including extensive preclinical studies, clinical trials and regulatory approval, prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel, infrastructure and extensive compliance and reporting.

The Company’s product candidates are still in either preclinical or clinical development and, to date, none of the Company’s product candidates have been approved for sale and, therefore, the Company has not generated any revenue from product sales.

There can be no assurance that the Company’s research and development will be successfully completed, that adequate protection for the Company’s intellectual property will be obtained or maintained, that any products developed will obtain necessary government regulatory approval or that any approved products will be commercially viable. Even if the Company’s product development efforts are successful, it is uncertain when, if ever, the Company will generate revenue from product sales. The Company operates in an environment of rapid change in technology and substantial competition from other pharmaceutical and biotechnology companies. In addition, the Company is dependent upon the services of its employees, consultants and other third parties.

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (the “FASB”) under its Accounting Standards Codification (“ASC”) or other standard setting bodies and adopted by the Company as of the specified effective date, unless otherwise discussed below. The Company qualifies as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”) and adopts new or revised accounting standards on the dates applicable to nonpublic entities unless early adopted.

Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses (Topic 220), requiring that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. The amendments are

Attovia Therapeutics, Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual periods beginning after December 15, 2027. The requirements of ASU 2024-03 may be applied either prospectively to financial statements issued for reporting periods after the effective date or retrospectively to any or all prior periods presented in the financial statements. The Company is currently evaluating the impact of adopting ASU 2024-03 on its condensed consolidated financial statements and disclosures.

3.	Fair Value Measurements

The Company determines the fair value of financial and non-financial assets and liabilities using the fair value hierarchy which establishes three levels of inputs that may be used to measure fair value, as follows:

Level 1 — Observable inputs, such as quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk in its assessment of fair value.

Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires management to make judgments and consider factors specific to the asset or liability.

The Company recognizes transfers into and out of levels within the fair value hierarchy in the period in which the actual event or change in circumstances that caused the transfer occurs.

Financial assets and liabilities are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies, or similar techniques, and at least one significant model assumption or input is unobservable.

The following table sets forth the fair value of the Company’s financial assets and liabilities measured on a recurring basis by level within the fair value hierarchy (in thousands):

	December 31, 2025
	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents
Money market funds	$35,526	$—	$—	$35,526
U.S. Treasury bills	—	2,485	—	2,485
Marketable securities
U.S. Treasury notes	82,397	—	—	82,397
U.S. Treasury bills	14,736	14,942	—	29,678

Total financial assets	$132,659	$17,427	$—	$150,086

Attovia Therapeutics, Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

	March 31, 2026
	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents
Money market funds	$42,447	$—	$—	$42,447
Marketable securities
U.S. Treasury notes	74,467	—	—	74,467
U.S. Treasury bills	—	14,858	—	14,858

Total financial assets	$116,914	$14,858	$—	$131,772

The following table presents a summary of the changes in the fair value of the Company’s Level 3 financial instruments that are measured at fair value on a recurring basis (in thousands):

Preferred Stock Tranche Liability
Fair value as of December 31, 2024	$6,638
Change in the fair value of Series B preferred stock tranche liability	170
Fair value upon settlement	(6,808)

Fair value as of March 31, 2025	$—

The fair value of the preferred stock tranche liability is based on significant unobservable inputs, which represent Level 3 measurements within the fair value hierarchy (see Note 8).

There were no transfers in and out of Level 3 during the three months ended March 31, 2025 and 2026.

4.	Balance Sheet Components

Marketable Securities

Marketable securities, which are classified as available-for-sale, consisted of the following as of December 31, 2025 and March 31, 2026 (in thousands):

	December 31, 2025
	Amortized Cost	Unrealized Gain	Unrealized Loss	Estimated Fair Value
U.S. Treasury notes	$82,309	$89	$(1)	$82,397
U.S. Treasury bills	29,667	11	—	29,678

Available-for-sale marketable securities	$111,976	$100	$(1)	$112,075

	March 31, 2026
	Amortized Cost	Unrealized Gain	Unrealized Loss	Estimated Fair Value
U.S. Treasury notes	$74,496	$12	$(41)	$74,467
U.S. Treasury bills	14,859	—	(1)	14,858

Available-for-sale marketable securities	$89,355	$12	$(42)	$89,325

All marketable securities held as of December 31, 2025 and March 31, 2026 had contractual maturities of less than one year.

Attovia Therapeutics, Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

As of December 31, 2025 and March 31, 2026, no significant facts or circumstances were present to indicate a deterioration in the creditworthiness of the issuers of the marketable securities, and the Company has no requirement or intention to sell these securities before maturity or recovery of their amortized cost basis. The Company considered the current and expected future economic and market conditions and determined that its investments were not significantly impacted. For all securities with a fair value less than their amortized cost basis, the Company determined the decline in fair value below amortized cost basis to be immaterial and non-credit related, and therefore no allowance for losses has been recorded. For the three months ended March 31, 2025 and 2026, the Company did not recognize any impairment losses on its investments.

As of December 31, 2025 and March 31, 2026, accrued interest receivable was $0.9 million and $0.7 million, respectively, which were recorded in the prepaid expenses and other current assets on the condensed consolidated balance sheets.

Property and Equipment, Net

Property and equipment, net consists of the following (in thousands, except years):

	Estimated Useful Life (in years)	December 31, 2025	March 31, 2026

Laboratory equipment	5	$3,907	$4,195
Computer equipment and software	3	245	245
Furniture and fixtures	7	273	273
Leasehold improvements	Lesser of estimated useful lives of 15 years or remaining lease term	136	136
Construction in progress		28	—

		4,589	4,849
Less: Accumulated depreciation		(1,097)	(1,339)

Property and equipment, net		$3,492	$3,510

Depreciation and amortization expense for the three months ended March 31, 2025 and 2026 was $0.1 million and $0.2 million, respectively.

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following (in thousands):

	December 31, 2025	March 31, 2026
Accrued compensation	$3,103	$1,292
Accrued research and development expenses	1,069	2,710
Accrued professional fees	556	502
Contract liability	450	450
Other accrued expenses and current liabilities	357	306

Total accrued expenses and other current liabilities	$5,535	$5,260

Attovia Therapeutics, Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

5.	License Agreements

Alamar License Agreement

On June 1, 2023, the Company and Alamar Biosciences, Inc. (“Alamar”) entered into a Platform License Development Agreement (the “Alamar Platform License Agreement”). Under the Alamar Platform License Agreement, Alamar granted the Company an exclusive, sublicensable license to use the antibody engineering platform (the “ATTOBODY Platform”) within certain specified therapeutic fields.

In connection with the Alamar Platform License Agreement, the Company issued 22,562,123 shares of its common stock to Alamar as consideration for the license. Alamar is further entitled to certain development and regulatory milestone payments for an aggregate of up to $0.8 million and $3.5 million respectively, on a product-by-product basis as well as royalties on net sales of the covered products ranging in the low-single digit percentage rates. Milestone payments are contingent consideration and are accrued when it becomes probable that the underlying milestone will be achieved. The Company recorded $0.3 million as research and development expenses on the consolidated statements of operations and comprehensive loss during the year ended December 31, 2024, related to achievement of a development milestone for ATTO-1310. The Company recorded $0.3 million as research and development expenses on the consolidated statements of operations and comprehensive loss during the year ended December 31, 2025, related to achievement of a development milestone for ATTO-3712. The remaining milestones were not probable to be achieved as of March 31, 2026. Royalties will be recognized as cost of sales when the covered products are sold and royalties are payable.

EndPath License Agreement and Equity Distribution

In July 2025, the Company entered into a license agreement with EndPath RadioTherapeutics, Inc. (formerly Isotovia Biosciences, Inc.) (“EndPath”) pursuant to which the Company granted EndPath an exclusive, worldwide license to certain of the Company’s ATTOBODY platform technology for use in the development and commercialization of radioligand products (the “EndPath Agreement”). Under the EndPath Agreement, the Company is responsible for using its ATTOBODY platform technology to generate and develop initial Attobodies directed to two initial targets.

As consideration for the license and related research and development obligations, the Company received 24,000,000 shares of EndPath common stock, of which 6,000,000 shares are subject to repurchase if specified conditions are not met, including the first accepted investigational new drug filing for a lead product, or certain termination events. The Company is also eligible to receive additional consideration under the EndPath Agreement of up to $14.5 million in development and regulatory milestone payments, up to $170.0 million in sales milestone payments, and low single-digit royalties on worldwide annual net sales of licensed products.

The EndPath arrangement represents a contract with a customer within the scope of ASC 606, Revenue from Contracts with Customers. The Company identified separate performance obligations for each of the two initial target programs, each consisting of the applicable license rights and related research and development services, together with related supporting activities.

As of December 31, 2025 and March 31, 2026, the Company recorded the fair value of 6,000,000 shares subject to repurchase as an asset with a corresponding customer deposit liability of $0.6 million, which was included in other non-current liabilities on the Company’s condensed consolidated balance sheets. The customer deposit liability remains outstanding until the repurchase option lapses, is exercised or is otherwise resolved.

Attovia Therapeutics, Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

As of December 31, 2025 and March 31, 2026, the contract liability related to the EndPath Agreement was $0.4 million, which was included in accrued expenses and other current liabilities on the Company’s condensed consolidated balance sheets.

The EndPath common stock was recorded upon receipt at fair value as an equity investment. In September 2025, the Company distributed the EndPath common stock received as noncash consideration under the EndPath Agreement, with an aggregate carrying value of $2.4 million, to holders of the Company’s outstanding capital stock. Following the distribution, the Company no longer held any EndPath common stock. The distribution was accounted for as an in-kind dividend and reduced the Company’s equity investment in EndPath to zero. There was no gain or loss recognized as a result of the distribution.

On March 18, 2026, the Company entered into an amendment with EndPath related to the targets being developed. The amendment had no material impact on the condensed consolidated financial statements.

6.	Commitments and Contingencies

Leases

The Company leases its office, laboratory and storage spaces in San Carlos, California under a non-cancelable operating lease with a lease term of 40 months.

As of March 31, 2026, the future minimum lease commitments under the operating lease were as follows (in thousands):

Year Ended December 31,
2026 (remainder of the year)	$1,701
2027	2,333
2028	1,200

Total future minimum lease payments	$5,234
Less: Imputed interest	(430)

Present value of operating lease liabilities	$4,804

Legal Contingencies

From time to time, the Company may become involved in legal proceedings arising from the ordinary course of business. The Company records a liability for such matters when it is probable that future losses will be incurred and that such losses can be reasonably estimated. Significant judgment by the Company is required to determine both probability and the estimated amount. Management is currently not aware of any legal matters that could have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Indemnification Agreements

In the ordinary course of business, the Company enters into agreements that may include indemnification provisions. Pursuant to such agreements, the Company may indemnify, hold harmless and defend an indemnified party for losses suffered or incurred by the indemnified party. Some of the provisions will limit losses to those arising from third-party actions. In some cases, the indemnification will continue after the termination of the agreement. The maximum potential amount of future payments the Company could be

Attovia Therapeutics, Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

required to make under these provisions is not determinable. The Company has never incurred material costs to defend lawsuits or settle claims related to these indemnification provisions. The Company has also entered into indemnification agreements with its directors and officers that require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent permitted by Delaware corporate law. The Company currently has directors’ and officers’ liability insurance.

7.	Redeemable Convertible Preferred Stock

As of December 31, 2025 and March 31, 2026, redeemable convertible preferred stock consisted of the following (in thousands, except share and price data):

	December 31, 2025 and March 31, 2026
	Shares Authorized	Original Issue Price	Shares Issued and Outstanding	Carrying Value	Liquidation Value
Series A-1	30,425,000	$1.00	30,425,000	$26,046	$30,425
Series A-2	27,659,090	$1.10	27,659,090	30,407	30,425
Series B	76,363,636	$1.38	76,363,636	111,773	105,000
Series C	65,454,544	$1.38	65,454,544	90,000	90,000

	199,902,270		199,902,270	$258,226	$255,850

In May 2024, the Company entered into the Series B redeemable convertible preferred stock purchase agreement (the “Series B Purchase Agreement”) with certain investors and issued 38,181,818 shares of Series B redeemable convertible preferred stock at $1.375 per share for total gross proceeds of $52.5 million. The Series B Purchase Agreement also provides for the issuance and sale to the same investors of an additional 38,181,818 shares of Series B redeemable convertible preferred stock (“Series B Second Tranche Shares”) on the same terms as the shares issued at the initial closing, upon achieving the first dosing milestone or if the achievement of such milestone conditions is waived in writing by the holders of at least 66% of the then-outstanding shares of Series B redeemable convertible preferred stock (the “Series B Requisite Holders”) and the Board of Directors of the Company, including a majority of the then seated Preferred Directors (the “Series B Milestone Closing”) on or before June 30, 2026, or, at the option of the investors, at any time before that date. The Series B redeemable convertible preferred stock was recorded at its fair value of $47.5 million, less issuance costs of $0.3 million.

In January 2025, upon the achievement of the Series B milestone, the remaining 38,181,818 shares of the Series B redeemable convertible preferred stock were issued at a price of $1.375 per share, which resulted in gross cash proceeds of $52.5 million. As a result of this issuance, the Series B preferred stock tranche liability of $6.8 million was settled and the Series B redeemable convertible preferred stock was recorded at its fair value of $59.3 million, less issuance costs of less than $0.1 million (see Note 8).

In March 2025, the Company issued 65,454,544 shares of its Series C redeemable convertible preferred stock at a purchase price of $1.375 per share for total gross proceeds of $90.0 million. The Series C redeemable convertible preferred stock was recorded at fair value based on proceeds received, less issuance costs of $0.3 million.

Attovia Therapeutics, Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

The rights, preferences, privileges and restrictions granted to or imposed on the respective classes of the Company’s capital shares or the holders thereof are as follows:

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary or a deemed liquidation event, including a merger, acquisition or sale of all or substantially all of the Company’s assets, (each a “Liquidation Event”), the holders of Series C and Series B redeemable convertible preferred stock shall be entitled to receive on a pari passu basis, prior and in preference to any distribution of any of the assets of the Company to the holders of Series A-1 redeemable convertible preferred stock, Series A-2 redeemable convertible preferred stock and common stock, an amount per share equal to the original issue price, plus any dividends declared but unpaid thereon.

After full payment to holders of the Series C and Series B redeemable convertible preferred stock, the holders of Series A-1 and A-2 redeemable convertible preferred stock shall be entitled to receive on a pari passu basis, prior and in preference to any distribution of any of the assets of the Company to the holders of common stock, an amount per share equal to the applicable original issue price, plus any dividends declared but unpaid thereon.

If the assets and funds are insufficient to permit the payment to holders of the redeemable convertible preferred stock of the full preferential amounts, then the entire assets and funds legally available for distribution to stockholders shall be distributed ratably among the holders of the respective series of redeemable convertible preferred stock in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Upon completion of the distributions of the full amounts required above, all of the remaining assets of the Company available for distribution shall be distributed among the holders of redeemable convertible preferred stock and common stock pro rata on an as-converted basis, provided, however, that if the aggregate amount the holders of redeemable convertible preferred stock are entitled to receive shall exceed two and one-half times the applicable original issue price per share of the redeemable convertible preferred stock, as adjusted, plus any dividends declared but unpaid thereon (the “Participation Cap”), each holder of the redeemable convertible preferred stock shall only be entitled to receive the greater of (a) the Participation Cap and (b) the amount such holder would have received if all shares of such series of redeemable convertible preferred stock had been converted into common stock immediately prior to such Liquidation Event.

Conversion

Each share of redeemable convertible preferred stock is convertible, at the option of the holder thereof, at any time, into such number of fully paid and nonassessable shares of common stock as is determined by dividing the applicable original issue price by the conversion price of $1.00 for shares of Series A-1 redeemable convertible preferred stock, $1.10 for Series A-2 redeemable convertible preferred stock and $1.375 for shares of Series B and Series C redeemable convertible preferred stock, as adjusted for any stock splits, stock dividends, combinations, recapitalizations or the like, as well as any down-round anti-dilution adjustments.

Each share of redeemable convertible preferred stock will automatically be converted into shares of common stock at the then-effective conversion rate either (a) upon the closing of the sale of shares of common stock to the public in a firm-commitment underwritten public offering pursuant to an effective

Attovia Therapeutics, Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

registration statement under the Securities Act of 1933, as amended, that is either (i) approved by the holders of at least 66% of the outstanding shares of redeemable convertible preferred stock, voting together as a single class on an as-converted basis (“Requisite Holders”), including the Series B Requisite Holders and Series C Requisite Holders, or (ii) at a price of at least $1.65 per share, resulting in at least $100.0 million of gross proceeds to the Company and in connection with such offering the Company’s common stock is listed for trading on the Nasdaq Stock Market’s National Market, the New York Stock Exchange or such other international exchange of equal stature, or (b) by vote or written consent of the Requisite Holders.

Dividends

The holders of the outstanding shares of Series C and Series B redeemable convertible preferred stock are entitled to receive, only when, as and if declared by the Company’s board of directors, out of any funds and assets legally available therefor, non-cumulative dividends at the rate of 8% of the original issue price for each share of Series C and Series B redeemable convertible preferred stock, prior and in preference to any dividends paid to the holders of Series A-1 redeemable convertible preferred stock, Series A-2 redeemable convertible preferred stock and common stock (other than dividends on shares of common stock payable in shares of common stock). The holders of the outstanding shares of Series A-2 and Series A-1 redeemable convertible preferred stock are entitled to receive, only when, as and if declared by the Company’s board of directors, out of any funds and assets legally available therefor, non-cumulative dividends at the rate of 8% of the original issue price for each share of Series A-1 and Series A-2 redeemable convertible preferred stock, prior and in preference to any dividends paid to the holders of common stock (other than dividends on shares of common stock payable in shares of common stock). After payment of the full amount of any dividends described above, any additional dividends are distributed among all holders of common stock and the redeemable convertible preferred stock on an as-converted basis. Whenever a dividend is payable in property other than cash, the value of such dividend is deemed to be the fair market value of such property as determined in good faith by the Company’s board of directors.

No dividends were declared as of December 31, 2025 and March 31, 2026.

Voting

The holders of each share of redeemable convertible preferred stock are entitled to the number of votes equal to the number of shares of common stock into which such shares of redeemable convertible preferred stock could be converted. With respect to such votes, the holders have full voting rights and powers equal to the voting rights and powers of common stock.

The holders of Series C redeemable convertible preferred stock, exclusively and as a separate class, are entitled to elect one director of the Company. The holders of Series B redeemable convertible preferred stock, exclusively and as a separate class, are entitled to elect one director of the Company. The holders of Series A-1 redeemable convertible preferred stock and Series A-2 redeemable convertible preferred stock, exclusively and as a separate class, are entitled to elect two directors of the Company. The holders of common stock, exclusively and as a separate class, are entitled to elect two directors of the Company. The holders of shares of redeemable convertible preferred stock and common stock are entitled, voting together as a combined class and on an as-converted basis, to elect the remaining directors of the Company.

Redemption

The shares of Series C redeemable convertible preferred stock shall be redeemed by the Company at a price per share equal to the applicable original issue price, plus all declared but unpaid dividends thereon, in one

Attovia Therapeutics, Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

installment commencing not more than 60 days after receipt by the Company and the other holders of Series C redeemable convertible preferred stock of written notice requesting redemption of all shares of Series C redeemable convertible preferred stock held by such holder of Series C redeemable convertible preferred stock. The redemption can happen at any time on or after March 31, 2035, provided that a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or a deemed liquidation event, has not occurred prior to that date.

The shares of Series B redeemable convertible preferred stock shall be redeemed by the Company at a price per share equal to the applicable original issue price, plus all declared but unpaid dividends thereon, in one installment commencing not more than 60 days after receipt by the Company and the other holders of Series B redeemable convertible preferred stock of written notice requesting redemption of all shares of Series B redeemable convertible preferred stock held by such holder of Series B redeemable convertible preferred stock. The redemption can happen at any time on or after March 31, 2035, provided that a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or a deemed liquidation event, has not occurred prior to that date.

The shares of Series A-1 redeemable convertible preferred stock and Series A-2 redeemable convertible preferred stock are not redeemable other than upon the occurrence of a Liquidation Event.

8.	Preferred Stock Tranche Liability

The Company determined that the contingent obligation to issue shares of the Series B Second Tranche Shares at the Series B Milestone Closing represented a freestanding instrument. This instrument, referred to as the Series B preferred stock tranche liability, was accounted for as a liability, initially recorded and subsequently remeasured at fair value until the settlement or expiration.

The Series B preferred stock tranche was settled in January 2025 when the Series B milestone was achieved (see Note 7). The Company remeasured the Series B preferred stock tranche liability in January 2025 and determined that the fair value of the liability was $6.8 million, and recorded an approximately $0.2 million loss in its condensed consolidated statements of operations and comprehensive loss during the three months ended March 31, 2025.

The preferred stock tranche liability was valued using a probability-weighted present value calculation. In determining the fair value of the preferred stock tranche liability, estimates and assumptions impacting fair value included (i) discount rates, (ii) the expected term of the forward, and (iii) the probability of the tranche closing. Significant increases (decreases) in any of those inputs in isolation may result in a significant change in fair value measurement. The Company determined the per share future value of the Series B redeemable convertible preferred stock back-solving to the original issue price of the Series B redeemable convertible preferred stock financings. In January 2025, upon the achievement of the Series B milestone, the Series B Milestone Closing was completed, and the associated Series B preferred stock tranche liability was settled. The fair value of the Series B redeemable convertible preferred stock was $1.55 per share and represented the only input used in determining the fair value of the Series B preferred stock tranche liability upon the Series B Milestone Closing.

9.	Common Stock

The Company is authorized to issue 284,023,000 shares of common stock with a par value of $0.0001. There were 41,907,870 shares of common stock issued and outstanding as of March 31, 2026.

Attovia Therapeutics, Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

The Company had reserved common stock, on an as-converted basis, for future issuance as follows:

	December 31, 2025	March 31, 2026
Conversion of redeemable convertible preferred shares	199,902,270	199,902,270
Share options issued and outstanding	24,553,563	25,127,513
Share options available for future grant	4,171,026	3,560,526

Total ordinary shares reserved	228,626,859	228,590,309

10.	Share-based Compensation

In 2023, the Company adopted the 2023 Equity Incentive Plan (“2023 Plan”), under which the Board of Directors can issue options to purchase shares of common stock. As of March 31, 2026, there were 30,595,909 shares of common stock authorized and reserved for issuance under the 2023 Plan. 3,560,526 shares of common stock remain available for future grants as of March 31, 2026.

Awards granted under the 2023 Plan may be either incentive stock options (“ISOs”), nonstatutory stock options (“NSOs”), restricted stock awards (“RSAs”), restricted stock units (“RSUs”) or stock appreciation rights (“SARs”). ISOs may be granted only to Company employees (including officers and directors who are also employees). NSOs may be granted to Company employees and consultants. The Board of Directors of the Company has the authority to approve the option recipient, the number of shares, the term, and the exercise price. The exercise price of ISOs and NSOs shall not be less than 100% of the estimated fair value of the shares on the date of grant. The exercise price of ISOs shall be no less than 110% of the estimated fair value of the shares on the date of grant to any employee who, at the time of grant, owns shares representing more than 10% (“10% shareholder”) of the voting power of all classes of shares of the Company. The options usually have a term of 10 years (or no more than five years if granted to a 10% shareholder). Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance and/or other conditions. Generally, options and restricted stock awards vest over a four-year period.

The Company had not granted any RSUs and SARs as of March 31, 2026.

Options

A summary of stock option activity is set forth below:

	Outstanding Awards
	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding, January 1, 2026	24,553,563	$0.42	8.76	$2,621
Granted	610,500	$0.86
Exercised	(36,550)	$0.31		$20

Outstanding, March 31, 2026	25,127,513	$0.43	8.55	$10,704

Shares exercisable March 31, 2026	7,020,642	$0.36	8.11	$3,524
Vested and expected to vest, March 31, 2026	25,127,513	$0.43	8.55	$10,704

Attovia Therapeutics, Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying stock options and the estimated fair value of the Company’s common stock for those stock options that had exercise prices lower than the estimated fair value of the Company’s common stock as of March 31, 2026.

The total fair value of options that vested during the three months ended March 31, 2025 and 2026 was $0.1 million and $0.3 million, respectively. No options were granted during the three months ended March 31, 2025. The weighted-average grant date fair value of options granted during the three months ended March 31, 2026 was $0.56.

As of March 31, 2026, there was $5.3 million of unrecognized stock-based compensation expense related to unvested stock options, which is expected to be recognized over a weighted-average period of 2.6 years.

RSAs

In April 2023, the Company entered into restricted stock agreements with its management and employees, outside of the 2023 Plan, to grant 9,300,000 shares of restricted stock awards at a purchase price of $0.0001 per share, with an estimated grant date fair value of $0.29 per share.

The restricted stock awards vest over a four-year period starting on the grant date and have a one-year cliff vesting period. In the event the employees’ services are terminated, the Company reserves the right to repurchase unvested shares at the original purchase price, adjusted for any stock dividends, stock splits, reverse stock splits, or recapitalizations of the Company’s common stock occurring after the effective date of the applicable restricted stock agreement.

The restricted stock awards were accounted for as a compensatory arrangement under ASC Topic 718, Compensation-Stock Compensation. Shares purchased pursuant to these restricted stock awards participate in dividends and voting, are legally outstanding, and are presented as outstanding shares.

The stock-based compensation expense related to the restricted stock awards was $0.2 million for the three months ended March 31, 2025 and 2026, of which $0.1 million was recorded in research and development and $0.1 million in general and administrative expenses on the condensed consolidated statements of operations and comprehensive loss. Fair value of shares vested during the three months ended March 31, 2025 and 2026 was $0.2 million.

Activity with respect to restricted stock awards was as follows:

	Restricted Stock Awards	Weighted- Average Grant Date Fair Value
Unvested at January 1, 2026	3,100,000	$0.29
Vested	(581,250)	$0.29

Unvested at March 31, 2026	2,518,750	$0.29

As of March 31, 2026, there was $0.7 million of unrecognized stock-based compensation expense related to unvested restricted stock awards, which is expected to be recognized over a weighted-average period of 1.1 years. No restricted stock awards were repurchased or cancelled during the three months ended March 31, 2025 and 2026.

Attovia Therapeutics, Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

Stock-Based Compensation Expense

The following table presents the classification of stock-based compensation expense related to awards granted to employees and non-employees (in thousands):

	Three Months Ended March 31,
	2025	2026
Research and development	$154	$239
General and administrative	308	447

Total stock-based compensation expense	$462	$686

The Company estimated the fair value of stock options using the Black-Scholes option-pricing model. The fair value of stock options is being amortized on a straight-line basis over the requisite service period of the awards. The fair value of stock options granted was estimated using the following weighted-average assumptions:

Three Months Ended March 31, 2026
Expected volatility	69.25% - 69.45%
Expected dividend yield	0%
Expected term (in years)	5.96 - 6.05
Risk-free interest rate	3.62% - 3.82%
Fair value of common stock	$ 0.86

The assumptions are as follows:

•

Expected volatility. The expected stock price volatility assumption was determined by examining the historical volatilities for industry peers, as the Company did not have any trading history for the Company’s common stock. The Company will continue to analyze the historical stock price volatility and expected term assumption as more historical data for the Company’s common stock becomes available.

•	Expected dividend yield. The expected dividend is assumed to be zero as dividends have never been paid and there are no current plans to pay dividends on common stock shares.

•

Expected term. The expected term represents the weighted-average period the stock options are expected to remain outstanding and is based on the options’ vesting terms and contractual terms as the Company does not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior.

•	Risk-free interest rate. The risk-free interest rate is based on the U.S. Treasury yield with a maturity equal to the expected term of the option in effect at the time of grant.

•

Fair value of common stock. The fair value of the Company’s common stock is determined by its board of directors with input from management and third-party valuation specialists. The Company’s approach to estimate the fair value of the Company’s common stock is consistent with the methods outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Determining the best estimated fair value of the Company’s common stock requires significant judgment and management considers several factors, including the Company’s stage of development, equity market conditions affecting comparable public companies, significant milestones and progress of research and development efforts.

Attovia Therapeutics, Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

The Company utilized a hybrid method that combines the Probability-Weighted Expected Return Method (“PWERM”), an accepted valuation method described in the Practice Aid, and the Option Pricing Method (“OPM”). The PWERM contemplated a scenario in which the Company remained private with an uncertain future exit and scenario(s) in which the Company exited via initial public offering (“IPO”). For the scenario in which the Company remained private, the Company utilized the OPM, primarily the OPM backsolve methodology. The Company determined this was the most appropriate method for determining the fair value of its common stock based on the stage of development and other relevant factors.

For the scenario(s) in which the Company exited via IPO, the Company utilized an analysis based on observed step-up multiples achieved at IPO for comparable public issuers in which the Company applied a step-up multiple believed to be achievable at IPO to the post-money valuation achieved by the Company in its most recent (or expected future cross-over) financing round. The resulting total equity value for the Company estimated for a scenario(s) in which the Company exited via IPO was then allocated to the Company’s share classes using a waterfall allocation analysis that treats all preferred securities as immediately converting to common stock at the time of an IPO event.

For the scenario(s) in which the Company remained private, the Company utilized the backsolve method to infer the total equity value implied by a recent financing transaction or by an estimated equity value of the Company’s pipeline product candidates. The backsolve method involves the construction of an allocation model that accounts for the Company’s capital structure and the rights, preferences and privileges of each class of stock, and also assumes reasonable inputs for the other OPM variables, including expected time to liquidity, volatility, and risk-free rate. The total equity value is then iterated in the model until the model output value for the equity class sold in a recent financing round equals the price paid in that round. The OPM is generally utilized when specific future liquidity events are difficult to forecast (i.e., the enterprise has many choices and options available), and the enterprise’s value depends on how well it follows an uncharted path through the various possible opportunities and challenges.

In determining the estimated fair value of the common stock, the Company’s board of directors also considered the fact that the stockholders could not freely trade the common stock in the public markets. Accordingly, the Company applied discounts to reflect the lack of marketability of its common stock based on the weighted-average expected time to liquidity in each of the contemplated exit scenarios. The estimated fair value of the common stock at each grant date reflected a non-marketability discount partially based on the anticipated likelihood and timing of a future liquidity event.

11.	Related Party Transactions

Alamar License Agreement

In June 2023, the Company issued 22,562,123 shares of its common stock to Alamar, an existing holder of the Company’s common stock, in exchange for the in-process research and development asset acquired under the Alamar Platform License Agreement (see Note 5). Alamar owned 7,437,877 shares of the Company’s common stock prior to this transaction, which was received by Alamar upon the Company’s incorporation in December 2022.

Alamar Lease Agreement

In June 2023, the Company entered into a lease agreement with Alamar, which was amended four times between October 2023 and October 2024, to lease approximately 10,422 square feet of office and laboratory spaces in Fremont, California.

Attovia Therapeutics, Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

Other Services Agreements

In June 2023, the Company entered into a Services Agreement (the “Services Agreement”) with Alamar, under which Alamar will provide initial clerical, executive, and administrative services. In February 2024, the Company entered into a research services agreement (together with the Services Agreement, the “Services Agreements”) for Alamar to provide certain research diagnostic services. Under both Services Agreements, the Company recognized expense of less than $0.1 million and less than $0.1 million during the three months ended March 31, 2025 and 2026, respectively, and had an accounts payable balance of less than $0.1 million as of December 31, 2025 and March 31, 2026.

12.	Net Loss Per Share

The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders (in thousands, except share and per share data):

	Three Months Ended March 31,
	2025	2026
Numerator:
Net loss	$(15,151)	$(18,656)
Accretion of redeemable convertible preferred stock to its redemption value	(271)	—

Net loss attributable to common stockholders	(15,422)	(18,656)
Denominator:
Weighted-average common shares outstanding	41,207,559	41,877,483
Less: Weighted-average common shares subject to repurchase	(5,843,083)	(3,294,416)

Weighted-average shares used in computing basic and diluted net loss per share	35,364,476	38,583,067

Net loss per share attributable to common stockholders, basic and diluted	$(0.44)	$(0.48)

The following outstanding shares of potentially dilutive securities were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented because including them would have been antidilutive:

	Three Months Ended March 31,
	2025	2026
Redeemable convertible preferred stock	199,902,270	199,902,270
Options to purchase common stock	15,732,710	25,127,513
Unvested restricted stock awards	4,843,750	2,518,750
Unvested early exercised common stock options	637,667	414,000

Total	221,116,397	227,962,533

Attovia Therapeutics, Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

13.	Employee Benefit Plans

The Company sponsors a qualified 401(k) defined contribution plan covering eligible employees. Participants may contribute a portion of their annual compensation limited to a maximum annual amount set by the Internal Revenue Service. The Company’s contributions to the 401(k) Plan were $0.1 million for each of the three months ended March 31, 2025 and 2026.

14.	Segment Reporting

The CODM uses net loss to measure segment loss and assesses performance against expectations to make resource allocation decisions. In making this assessment, the CODM reviews and evaluates net loss to monitor budget versus actual results and to analyze cash flows for purposes of allocating resources and assessing financial performance. Additionally, the CODM reviews and uses significant expense categories included within net loss as well as the disaggregated amounts within research and development expenses and general and administrative expenses indicated in the table below to manage the Company’s operations. The measure of segment assets is reported on the condensed consolidated balance sheets as total assets.

In addition to the significant expense categories included within net loss presented on the Company’s condensed consolidated statements of operations and comprehensive loss, the following table provides disaggregated amounts that comprised research and development expenses (in thousands):

	Three Months Ended March 31,
	2025	2026
External costs
Clinical, manufacturing, and preclinical services	$8,010	$11,895
Professional consulting services	528	618
Consumables and other research and development costs	553	752
Internal costs
Personnel-related costs	2,512	3,017
Facilities and overhead costs	253	464

Total research and development expenses	$11,856	$16,746

15.	Subsequent Events

The Company evaluated subsequent events from March 31, 2026 to June 5, 2026, the day on which these condensed consolidated financial statements were available to be issued. No subsequent events have been identified for disclosure to or adjustment on the condensed consolidated financial statements.

   Shares

Common Stock

Prospectus

Morgan Stanley	Leerink Partners	Citigroup	RBC Capital Markets

LifeSci Capital

   , 2026

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, paid or payable by the Registrant in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee, the Financial Industry Regulatory Authority, Inc. (FINRA) filing fee and the Nasdaq Global Market (Nasdaq) listing fee:

Amount Paid or to Be Paid
SEC registration fee	$	*
FINRA filing fee		*
Nasdaq listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky, qualification fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers.

Section 145 of the DGCL, authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the DGCL are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

As permitted by the DGCL, the registrant’s restated certificate of incorporation to be effective upon the completion of this offering contains provisions that eliminate the personal liability of its directors and officers for monetary damages for any breach of fiduciary duties as a director or officer, except liability for the following:

•	any breach of the director’s or officer’s duty of loyalty to the registrant or its stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	with respect to directors, under Section 174 of the DGCL (regarding unlawful dividends and stock purchases); or

•	any transaction from which the director or officer derived an improper personal benefit.

As permitted by the DGCL, the registrant’s restated bylaws to be effective upon the completion of this offering, provide that;

•	the registrant is required to indemnify its directors and officers to the fullest extent permitted by the DGCL, subject to limited exceptions;

•	the registrant may indemnify its other employees and agents as set forth in the DGCL;

•

the registrant is required to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding to the fullest extent permitted by the DGCL, subject to limited exceptions; and

•	the rights conferred in the restated bylaws are not exclusive.

Prior to the completion of this offering, the registrant intends to enter into indemnification agreements with each of its current directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in the registrant’s restated certificate of incorporation and restated bylaws and to provide additional procedural protections. There is no pending litigation or proceeding involving a director or executive officer of the registrant for which indemnification is sought. Reference is also made to the underwriting agreement to be filed as Exhibit 1.1 to this registration statement, which provides for the indemnification of executive officers, directors and controlling persons of the registrant against certain liabilities. The indemnification provisions in the registrant’s restated certificate of incorporation, restated bylaws and the indemnification agreements entered into or to be entered into between the registrant and each of its directors and executive officers may be sufficiently broad to permit indemnification of the registrant’s directors and executive officers for liabilities arising under the Securities Act.

The registrant has directors’ and officers’ liability insurance for securities matters.

Item 15. Recent Sales of Unregistered Securities.

The following lists set forth information regarding all securities sold or granted by the registrant since    , 2023 through the date of this prospectus that were not registered under the Securities Act, and the consideration, if any, received by the registrant for such securities:

(a)	Equity Grants

Stock Option Grants. From    , 2023 through the date of this prospectus, the registrant has granted to its employees, directors, consultants and other service providers options to purchase an aggregate of     shares of its common stock under the 2023 Plan, with exercise prices ranging from $   to $   per share. The issuances of the securities described above were deemed to be exempt from registration pursuant to Section 4(a)(2) of the Securities Act or Rule 701 promulgated under the Securities Act as transactions pursuant to compensatory benefit plans. The shares of the registrant’s common stock issued upon the exercise of options are deemed to be restricted securities for purposes of the Securities Act.

Restricted Stock Awards. From    , 2023 through the date of this prospectus, the registrant has granted its employees and directors restricted stock awards for an aggregate of     shares of its common stock at a purchase price of     per share. The issuance of the securities described above were deemed to be exempt from registration pursuant to Section 4(a)(2) of the Securities Act. These shares of the registrant’s common stock are deemed to be restricted securities for purposes of the Securities Act.

(b)	Preferred Stock

In two closings in June 2023 and January 2024, the registrant sold an aggregate of 30,425,000 shares of its Series A-1 redeemable convertible preferred stock (Series A-1 Preferred Stock) at a price per share of $1.00 and 27,659,090 shares of its Series A-2 redeemable convertible preferred stock (Series A-2 Preferred Stock and together with the Series A-1 Preferred Stock, the Series A Preferred Stock) at a price per share of $1.10 for total gross proceeds of approximately $60.8 million (the Series A Preferred Stock Financing). Each share of Series A Preferred Stock will automatically convert into one share of the registrant’s common stock in connection with the completion of this offering. Pursuant to the current investors’ rights agreement, holders of the Series A Preferred Stock are entitled to certain registration rights. These transactions were exempt from the registration requirements of the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated under the Securities Act.

In two closings in May 2024 and January 2025, the registrant sold an aggregate of 76,363,636 shares of its Series B redeemable convertible preferred stock (Series B Preferred Stock) at a price per share of $1.375 for total gross proceeds of approximately $105.0 million (the Series B Preferred Stock Financing). The Series B Financing is split into two equal tranches of $52.5 million, the first of which funded on May 1, 2024 and the second of which funded on January 21, 2025. Each share of Series B Preferred Stock will automatically convert into one share of the registrant’s common stock in connection with the completion of this offering. Pursuant to our current investors’ rights agreement, holders of our Series B Preferred Stock are entitled to certain registration rights. These transactions were exempt from the registration requirements of the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated under the Securities Act.

In a closing in March 2025, the registrant sold an aggregate of 65,454,544 shares of its Series C redeemable convertible preferred stock (Series C Preferred Stock) at a price per share of $1.375 for total gross proceeds of approximately $90.0 million (the Series C Preferred Stock Financing). Each share of Series C Preferred Stock will automatically convert into one share of the registrant’s common stock in connection with the completion of this offering. Pursuant to our current investors’ rights agreement, holders of our Series C Preferred Stock are entitled to certain registration rights. These transactions were exempt from the registration requirements of the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated under the Securities Act.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions or any public offering, and the registrant believes each transaction was exempt from the registration requirements of the Securities Act as stated above. All recipients of the foregoing transactions either received adequate information about the registrant or had access, through their relationships with the registrant, to such information. Furthermore, the registrant affixed appropriate legends to the share certificates and instruments issued in each foregoing transaction setting forth that the securities had not been registered and the applicable restrictions on transfer.

(c)	Common Stock

From    , 2023 through the date of this prospectus, the registrant has issued an aggregate of     shares of common stock, for cash with purchase prices ranging from $   to $   per share. The issuances of the securities described above were deemed to be exempt from registration pursuant to Section 4(a)(2) of the Securities Act or Rule 701 promulgated under the Securities Act as transactions pursuant to compensatory benefit plans.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit Number	Description of Exhibit

1.1*	Form of Underwriting Agreement.

3.1**	Amended and Restated Certificate of Incorporation, as currently in effect.

3.2*	Form of Restated Certificate of Incorporation to be effective upon the completion of this offering.

3.3**	Bylaws, as currently in effect.

3.4*	Form of Restated Bylaws, to be effective upon the completion of this offering.

4.1*	Form of Common Stock Certificate.

4.2**	Amended and Restated Investors’ Rights Agreement, dated March 31, 2025, by and among the Registrant and certain of its stockholders.

5.1*	Opinion of Fenwick & West LLP.

Exhibit Number	Description of Exhibit

10.1*	Form of Indemnity Agreement.

10.2**	2023 Equity Incentive Plan, as amended, and forms of award agreements.

10.3*	2026 Equity Incentive Plan, and forms of award agreements.

10.4*	2026 Employee Stock Purchase Plan, and forms of award agreements.

10.5*	Form of Common Stock Purchase Agreement.

10.6*	Form of Executive Officer Employment Agreement.

10.7*	Form of Change in Control and Severance Agreement, between the Registrant and each of its named executive officers.

10.8*	Non-Employee Director Compensation Policy.

10.9**^	Lease Agreement, dated July 12, 2024, between the Registrant and Brittan West Owner, LLC.

10.10**†^	Second Amended and Restated Platform License Agreement, effective as of June 1, 2023, between the Registrant and Alamar Biosciences, Inc.

21.1**	List of Subsidiaries of Attovia Therapeutics, Inc.

23.1*	Consent of PricewaterhouseCoopers LLP.

23.2*	Consent of Fenwick & West LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included in the signature page to this registration statement).

99.1	Consent of LifeSci Consulting.

107*	Calculation of Filing Fee Tables.

*	To be filed by amendment.
**	Previously filed.
†	The Registrant has omitted portions of the exhibit (indicated by “[*]”) as permitted under Item 601(b)(10) of Regulation S-K.
^

The Registrant has omitted schedules and exhibits pursuant to Item 601(a)(5) of Regulation S-K. The Registrant agrees to furnish supplementally a copy of the omitted schedules and exhibits to the SEC upon request.

(b)	Financial Statement Schedules.

No financial statement schedules are provided because the information called for is not required or is shown either in the consolidated financial statements or notes.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(i)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Carlos, State of California, on the      day of     , 2026.

ATTOVIA THERAPEUTICS, INC.

By:
Tao Fu
Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Tao Fu and Steven Chan, and each one of them, as his or her true and lawful attorneys-in-fact, proxies and agents, each with full power of substitution and resubstitution and full power to act without the other, for him or her in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, proxies and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, proxies and agents, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Tao Fu	Chief Executive Officer, President and Director (Principal Executive Officer)	, 2026

Steven Chan	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2026

Mitchell Gold, M.D.	Director	, 2026

Yuling Luo, Ph.D.	Director	, 2026

Rebecca Luse	Director	, 2026

Aaron Royston, M.D.	Director	, 2026

Signature	Title	Date

James Topper, M.D., Ph.D.	Director	, 2026

Colin Walsh, Ph.D.	Director	, 2026

Angie You, Ph.D.	Director	, 2026